D·R·HORTON®

America's Builder

ANNUAL REPORT

- 2023 -



FINANCIAL SUMMARY
(In millions, except for number of homes, apartment units and per share amounts)

As of and for the Year Ended September 30,

	2023	2022	2021	2020	2019
Balance Sheet:					
Cash and cash equivalents	$ 3,873.6	$ 2,540.5	$ 3,210.4	$ 3,018.5	$ 1,494.3
Inventories	22,373.3	21,655.7	16,479.1	12,237.4	11,282.0
Total assets	32,582.4	30,351.1	24,015.9	18,912.3	15,606.6
Notes payable	5,094.5	6,066.9	5,412.4	4,283.3	3,399.4
Stockholders' equity	22,696.2	19,396.3	14,886.5	11,840.0	10,020.9
Book value per common share	67.78	56.39	41.81	32.53	27.20
Common shares outstanding	334.8	344.0	356.0	364.0	368.4
Income Statement and Cash Flow:					
Revenues	$35,460.4	$33,480.0	$27,774.2	$20,311.1	$17,592.9
Income before income taxes	6,314.7	7,629.7	5,356.3	2,983.0	2,125.3
Net income attributable to D.R. Horton, Inc.	4,745.7	5,857.5	4,175.8	2,373.7	1,618.5
Diluted earnings per common share	13.82	16.51	11.41	6.41	4.29
Cash provided by operations	4,304.1	561.8	534.4	1,421.6	892.1
Cash dividends paid	341.2	316.5	289.3	256.0	223.4
Repurchases of common stock	1,178.5	1,131.5	848.4	360.4	479.8
Percentage of Revenues:					
Income before income taxes	17.8%	22.8%	19.3%	14.7%	12.1%
Key Operating Measures:					
Return on assets[1]	15.1%	21.7%	19.8%	13.8%	10.9%
Return on equity[2]	22.7%	34.5%	31.6%	22.1%	17.2%
Homebuilding return on inventory[3]	29.7%	42.8%	37.9%	24.6%	18.1%
Consolidated leverage ratio[4]	18.3%	23.8%	26.7%	26.6%	25.3%
Homes closed by homebuilding operations	82,917	82,744	81,965	65,388	56,975
Homes and apartment units closed by rental operations	8,287	1,549	1,216	540	816













(1) Return on assets is calculated as net income attributable to D.R. Horton for the year divided by average consolidated assets, where average consolidated assets is the sum of total assets balances for the trailing five quarters divided by five.

(2) Return on equity is calculated as net income attributable to D.R. Horton for the year divided by average stockholders' equity, where average stockholders' equity is the sum of ending stockholders' equity balances of the trailing five quarters divided by five.

(3) Homebuilding return on inventory is calculated as homebuilding pre-tax income for the year divided by average inventory, where average inventory is the sum of ending homebuilding inventory balances for the trailing five quarters divided by five.

(4) Consolidated leverage ratio represents consolidated notes payable divided by total capital (stockholders' equity plus consolidated notes payable).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended September 30, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From _____ To _____

Commission file number 1-14122

D·R·HORTON®
America's Builder

D.R. Horton, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**75-2386963**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1341 Horton Circle, Arlington, Texas 76011
(Address of principal executive offices) (Zip code)

(817) 390-8200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, par value $.01 per share	DHI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

As of March 31, 2023, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $32.9 billion based on the closing price as reported on the New York Stock Exchange.

As of November 13, 2023, there were 333,184,374 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2024 Annual Meeting of Stockholders are incorporated herein by reference (to the extent indicated) in Part III.

D.R. HORTON, INC. AND SUBSIDIARIES
2023 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

D.R. Horton, Inc. is the largest homebuilding company in the United States as measured by number of homes closed. We construct and sell homes through our operating divisions in 118 markets across 33 states. Our common stock is included in the S&P 500 Index and listed on the New York Stock Exchange (NYSE) under the ticker symbol "DHI." Unless the context otherwise requires, the terms "D.R. Horton," the "Company," "we" and "our" used herein refer to D.R. Horton, Inc., a Delaware corporation, and its predecessors and subsidiaries.

Our homebuilding business began in 1978 in Fort Worth, Texas, and our common stock has been publicly traded since 1992. We have expanded and diversified our homebuilding operations geographically over the years by investing capital and building teams of people in our existing markets, start-up operations in new markets and acquisitions of other homebuilding companies. We have closed more than 1,000,000 homes during our 45-year history, and we have been the largest volume homebuilder in the United States each year since 2002.

Our business operations consist of homebuilding, rental, a majority-owned residential lot development company, financial services and other activities. Our homebuilding operations are our core business, generating 90% of our consolidated revenues of $35.5 billion in fiscal 2023, 95% of consolidated revenues of $33.5 billion in fiscal 2022 and 96% of consolidated revenues of $27.8 billion in fiscal 2021. Our homebuilding operations generate most of their revenues from the sale of completed homes and to a lesser extent from the sale of land and lots. Approximately 90% of our home sales revenue in fiscal 2023 was generated from the sale of single-family detached homes, with the remainder from the sale of attached homes, such as townhomes, duplexes and triplexes. Our product offerings include a broad range of homes for entry-level, move-up, active adult and luxury buyers. Our homes generally range in size from 1,000 to 4,000 square feet and in price from $200,000 to more than $1,000,000. For the year ended September 30, 2023, our homebuilding operations closed 82,917 homes with an average closing price of $381,600.

Our rental segment consists of single-family and multi-family rental operations. The single-family rental operations primarily construct and lease single-family homes within a community and then market each community for a bulk sale of rental homes. The multi-family rental operations develop, construct, lease and sell residential rental properties, the majority of which are apartment communities. For the year ended September 30, 2023, our rental operations closed 6,175 single-family rental homes and 2,112 multi-family rental units.

At September 30, 2023, we owned 63% of the outstanding shares of Forestar Group Inc. (Forestar), a publicly traded residential lot development company listed on the NYSE under the ticker symbol "FOR." Forestar operates across many of our homebuilding operating markets and is a key part of our homebuilding strategy to maintain relationships with land developers and to control a large portion of our land and lot position through land purchase contracts. For the year ended September 30, 2023, Forestar sold 14,040 lots to homebuilders, including 12,249 lots sold to D.R. Horton.

Our financial services operations provide mortgage financing and title agency services to homebuyers in many of our homebuilding markets. DHI Mortgage, our wholly-owned subsidiary, provides mortgage financing services primarily to our homebuyers and sells substantially all of the mortgages it originates and the related servicing rights to third-party purchasers after origination. For the year ended September 30, 2023, DHI Mortgage originated or brokered 63,135 mortgage loans. Our wholly-owned subsidiary title companies serve as title insurance agents by providing title insurance policies, examination, underwriting and closing services primarily to our homebuilding customers.

In addition to our homebuilding, rental, Forestar and financial services operations, we engage in other business activities through our subsidiaries. We conduct insurance-related operations, own water rights and other water-related assets and own non-residential real estate including ranch land and improvements. The results of these operations are immaterial for separate reporting and therefore are grouped together and presented as other.

Available Information

We make available, as soon as reasonably practicable, on our website, *www.drhorton.com*, all of our reports filed with or furnished to the Securities and Exchange Commission (SEC). These reports can be found on the "Investor Relations" section of our website under "Financial Information" and include our annual and quarterly reports on Form 10-K and 10-Q, current reports on Form 8-K, beneficial ownership reports on Forms 3, 4, and 5, proxy statements and amendments to such reports. Our SEC filings are also available to the public on the SEC's website at www.sec.gov. In addition to our SEC filings, our corporate governance documents, including our Code of Ethical Conduct for the Chief Executive Officer, Chief Financial Officer and senior financial officers, are available on the "Investor Relations" section of our website under "ESG." Our stockholders may also obtain these documents in paper format free of charge upon request made to our Investor Relations department.

Our principal executive offices are located at 1341 Horton Circle, Arlington, Texas 76011, and our telephone number is (817) 390-8200. Information on or linked to our website is not incorporated by reference into this annual report on Form 10-K unless expressly noted.

OPERATING STRUCTURE AND PROCESSES

Following is an overview of our company's operating structure and the significant processes that support our business controls, strategies and performance.

Homebuilding Markets

Our homebuilding business operates in 118 markets across 33 states, which provides us with geographic diversification in our homebuilding inventory investments and our sources of revenues and earnings. We believe our geographic diversification lowers our operational risks by mitigating the effects of local and regional economic cycles, and it also enhances our earnings potential by providing more diverse opportunities to invest in our business.

We conduct our homebuilding operations in the geographic regions, states and markets listed below. Our homebuilding operating divisions are aggregated into six reporting segments, also referred to as reporting regions, which comprise the markets below. Our financial statements and the notes thereto contain additional information regarding segment performance.

State	Reporting Region/Market	State	Reporting Region/Market	State	Reporting Region/Market
	Northwest Region		**Southeast Region**		**North Region**
Colorado	Colorado Springs	**Alabama**	Birmingham	**Delaware**	Southern Delaware
	Denver		Huntsville		Northern Delaware
	Fort Collins		Mobile/Baldwin County	**Illinois**	Chicago
Oregon	Bend		Montgomery	**Indiana**	Fort Wayne
	Eugene/Springfield		Tuscaloosa		Indianapolis
	Medford	**Florida**	Fort Myers/Naples		Northwest Indiana
	Portland/Salem		Gainesville	**Iowa**	Des Moines
Utah	Salt Lake City		Jacksonville		Iowa City/Cedar Rapids
	St. George		Lakeland	**Kentucky**	Louisville
Washington	Central Washington		Melbourne/Vero Beach	**Maryland**	Baltimore
	Kennewick/Pasco/Richland		Miami/Fort Lauderdale		Eastern Maryland
	Seattle/Tacoma/Everett/Olympia		Ocala		Suburban Washington, D.C.
	Spokane		Orlando		Western Maryland
	Vancouver		Panama City	**Minnesota**	Minneapolis/St. Paul
			Pensacola	**Nebraska**	Omaha
	Southwest Region		Port St. Lucie	**New Jersey**	Northern New Jersey
Arizona	Phoenix		Tallahassee		Southern New Jersey
	Tucson		Tampa/Sarasota	**Ohio**	Cincinnati
California	Bakersfield		Volusia County		Columbus
	Bay Area		West Palm Beach	**Pennsylvania**	Central Pennsylvania
	Fresno/Tulare	**Louisiana**	Baton Rouge		Philadelphia
	Los Angeles County		Lake Charles/Lafayette		Pittsburgh
	Modesto/Merced/Stockton	**Mississippi**	Gulf Coast	**Virginia**	Northern Virginia
	Redding/Chico/Yuba City		Jackson		Richmond
	Riverside County				Virginia Beach/Williamsburg
	Sacramento		**East Region**		Western Virginia
	San Bernardino County	**Georgia**	Atlanta	**West Virginia**	Eastern West Virginia
Hawaii	Oahu		Augusta		
Nevada	Las Vegas		Central Georgia		
	Reno		Savannah		
New Mexico	Albuquerque		Valdosta		
		North Carolina	Asheville		
	South Central Region		Charlotte		
Arkansas	Northwest Arkansas		Greensboro/Winston-Salem		
Oklahoma	Oklahoma City		New Bern/Greenville		
	Tulsa		Raleigh/Durham		
Texas	Abilene		Wilmington		
	Austin	**South Carolina**	Charleston		
	Beaumont		Columbia		
	Bryan/College Station		Greenville/Spartanburg		
	Corpus Christi		Hilton Head		
	Dallas		Myrtle Beach		
	East Texas	**Tennessee**	Chattanooga		
	Fort Worth		Knoxville		
	Houston		Memphis		
	Killeen/Temple/Waco		Nashville		
	Lubbock		Northeast Tennessee		
	Midland/Odessa				
	New Braunfels/San Marcos				
	San Antonio				

When evaluating new or existing homebuilding markets for purposes of capital allocation, we consider local, market-specific factors, including among others:

- Economic conditions;

- Employment levels and job growth;

- Income level of potential homebuyers;

- Local housing affordability and typical mortgage products utilized;

- Market for homes at our targeted price points;

- Availability of land and lots in desirable locations on acceptable terms;

- Land entitlement and development processes;

- Availability of qualified subcontractors;

- New and secondary home sales activity;

- Competition;

- Prevailing housing products, features, cost and pricing; and

- Performance capabilities of our local management team.

Economies of Scale

We are the largest homebuilding company in the United States as measured by number of homes closed in fiscal 2023, and we are also one of the largest builders in most of the markets in which we operate. We believe that our national, regional and local scale of operations provides us with benefits that may not be available to the same degree to some other smaller homebuilders, such as:

- Greater access to and lower cost of capital due to our balance sheet strength and our lending and capital markets relationships;

- Volume discounts and rebates from national, regional and local materials suppliers and lower labor rates from certain subcontractors; and

- Enhanced leverage of our general and administrative activities, which allows us flexibility to adjust to changes in market conditions and compete effectively across our markets.

Decentralized Homebuilding Operations

We view homebuilding as a local business; therefore, most of our direct homebuilding activities are decentralized to provide flexibility to our local managers in making operational decisions. We believe that our local management teams, who are familiar with local market conditions, have the best information to make many decisions regarding their operations. At September 30, 2023, we had 81 separate homebuilding operating divisions, many of which operate in more than one market area. Generally, each operating division consists of a division president; a controller and accounting personnel; land entitlement, acquisition and development personnel; a sales manager and sales and marketing personnel; a construction manager and construction superintendents; customer service personnel; a purchasing manager and office staff. Our division presidents receive performance-based compensation if they achieve targeted financial and operating metrics related to their operating divisions. Following is a summary of our homebuilding activities that are decentralized in our local operating divisions and the control and oversight functions that are centralized in our regional and corporate offices.

Operating Division Responsibilities

Each homebuilding operating division is responsible for:

- Site selection, which involves

  — A feasibility study;

  — Soil and environmental reviews;

  — Review of existing zoning and other governmental requirements;

  — Review of the need for and extent of offsite work required to obtain project entitlements; and

  — Financial analysis of the potential project;

- Negotiating lot purchase, land acquisition and related contracts;

- Obtaining all necessary land development and home construction approvals;

- Selecting subcontractors and ensuring their work meets our contracted scopes;

- Selecting building and architectural plans;

- Planning and managing home construction schedules;

- Determining the pricing for each house plan and options in a given community;

- Developing and implementing local marketing and sales plans;

- Coordinating all interactions with customers and real estate brokers during the sales, construction and home closing processes; and

- Ensuring the quality and timeliness of post-closing service and warranty repairs provided to customers.

Centralized Controls

We centralize many important risk elements of our homebuilding business through our regional and corporate offices. We have separate homebuilding regional offices, which generally consist of a region president, a chief financial officer, legal counsel and other operational and office support staff. Each of our region presidents and their management teams are responsible for oversight of the operations of a number of homebuilding operating divisions, including:

- Review and approval of division business plans and budgets;

- Review and approval of all land and lot acquisition contracts;

- Review of all business and financial analysis for potential land and lot inventory investments;

- Oversight of land and home inventory levels;

- Monitoring division financial and operating performance; and

- Review of major personnel decisions and division incentive compensation plans.

Our corporate executives and corporate office departments are responsible for establishing our operational policies and internal control standards and for monitoring compliance with established policies and controls throughout our operations. The corporate office also has primary responsibility for direct management of certain key risk elements and initiatives through the following centralized functions:

- Financing;

- Cash management;

- Allocation of capital;

- Issuance and monitoring of inventory investment guidelines;

- Approval and funding of land and lot acquisitions;

- Monitoring and analysis of profitability, returns, costs and inventory levels;

- Risk and litigation management;

- Environmental assessments of land and lot acquisitions;

- Technology systems to support management of operations, marketing and financial information, including preventing, monitoring and reporting of cybersecurity issues;

- Accounting and management reporting;

- Income taxes;

- Internal audit;

- Public reporting and investor and media relations;

- Administration of payroll and employee benefits;

- Negotiation of national purchasing contracts;

- Administration, reporting and monitoring of customer surveys and resolutions of issues; and

- Approval of major personnel decisions and management incentive compensation plans.

Land/Lot Acquisition and Inventory Management

We acquire land for use in our operations after we have completed due diligence and generally after we have obtained the rights (known as entitlements) to begin development or construction work resulting in an acceptable number of residential lots. Before we acquire lots or tracts of land, we complete a feasibility study, which includes soil tests, independent environmental studies, other engineering work and financial analysis. We also evaluate the status of necessary zoning and other governmental entitlements required to develop and use the property for home construction.

We also enter into land/lot contracts, in which we obtain the right, but generally not the obligation, to buy land or lots at predetermined prices on a defined schedule commensurate with anticipated home closings or planned development. These contracts generally are non-recourse, which limits our financial exposure to our earnest money deposited into escrow under the terms of the contract and any pre-acquisition due diligence costs we incur. This enables us to control land and lot positions with limited capital investment, which substantially reduces the risks associated with land ownership.

We attempt to mitigate our exposure to real estate inventory risks by:

- Controlling our level of inventory investment and managing our supply of land/lots owned and controlled through purchase contracts to match the expected housing demand in each of our operating markets;

- Monitoring local market and demographic trends, housing preferences and related economic developments, including the identification of desirable housing submarkets based on the quality of local schools, new job opportunities, local growth initiatives and personal income trends;

- Utilizing land/lot purchase contracts and seeking to acquire developed lots which are substantially ready for home construction, where possible; and

- Monitoring and managing the number of speculative homes (homes under construction without an executed sales contract) built in each subdivision.

Land Development and Home Construction

Substantially all of our land development and home construction work is performed by subcontractors. Subcontractors typically are selected after a competitive bidding process and are retained for a specific subdivision or series of house plans pursuant to a contract that obligates the subcontractor to complete the scope of work at an agreed-upon price. We employ land development and construction personnel to monitor construction activities, participate in major building decisions, coordinate the activities of subcontractors and suppliers, review the work of subcontractors for quality and cost controls and monitor compliance with zoning and building codes. In addition, our construction personnel interact with our homebuyers during the construction process and instruct buyers on post-closing home maintenance.

Our home designs are selected or prepared in each of our markets to appeal to local homebuyers' expectations for affordability, home size and features, and our local management teams adjust product offerings to meet buyer demand as necessary. In some communities, we offer optional interior and exterior features to homebuyers for an additional charge.

We typically do not maintain significant inventories of land development or construction materials, except for work in progress materials for active development projects and homes under construction. Generally, the construction materials used in our operations have been readily available from numerous sources, and we have contracts exceeding one year with certain suppliers of building materials that are cancelable at our option. Construction time for our homes depends on the availability of labor, materials and supplies, the weather, the size of the home and other factors. In fiscal 2021, our construction cycle time lengthened primarily due to the COVID-19 pandemic and its effects on our supply chain, which resulted in shortages of certain building materials and tightness in the construction labor market. Continuing supply chain delays and disruptions during fiscal 2022 lengthened our construction cycle time further. We began to see improvements in our construction cycle time in fiscal 2023 and expect our cycle times to return to normalized levels during fiscal 2024. We completed the construction of most homes in three to eight months in fiscal 2023.

We are subject to governmental regulations that affect our land development and construction operations. We frequently experience delays in receiving the necessary approvals from municipalities or other government agencies, which often delays our anticipated development and construction activities.

Cost Controls

We control construction costs by designing our homes efficiently, utilizing common house plans as consistently as possible and obtaining competitive bids for construction materials and labor. We also negotiate pricing from our subcontractors and suppliers based on the volume of services and products we purchase on a local, regional and national basis. We monitor our land development expenditures and construction costs versus budgets for each house and community, and we review our inventory levels, margins, expenses, profitability and returns for each operating market compared to both its business plan and our performance expectations.

We control overhead costs by centralizing certain accounting and administrative functions, monitoring staffing and compensation levels and by applying technology to business processes to improve productivity where practical. We review other general and administrative costs to identify efficiencies and savings opportunities in our operating divisions and our regional and corporate offices. We also direct many of our promotional activities toward local real estate brokers and digital marketing initiatives, which we believe are efficient uses of our marketing expenditures.

Marketing and Sales

We primarily use the D.R. Horton brand name to market and sell our homes. We offer various floor plans and product types with a primary focus on the first time and first time move-up homebuyer which accounts for the majority of our home closings. We also offer entry-level homes for buyers focused on affordability, higher-end move-up and luxury homes and homes for active adult buyers seeking a low-maintenance lifestyle.

We market and sell our homes primarily through commissioned employees, and the majority of our home closings also involve an independent real estate broker. We typically conduct home sales from sales offices located in furnished model homes in each subdivision, and we generally do not offer our model homes for sale until the completion of a subdivision. Our sales personnel assist prospective homebuyers by providing floor plans and pricing information, demonstrating the features and layouts of our homes and assisting with the selection of options, if available. We train and inform our sales personnel regarding construction schedules and marketing and advertising plans. As market conditions warrant, we may provide potential homebuyers with a variety of incentives to be competitive in a particular market or to attain our targeted sales pace.

We market our homes and communities to prospective homebuyers and real estate brokers digitally, through email, search engine marketing, social media and our company website and other real estate websites, in addition to print media and advertisement. We also use billboards, radio, television and print advertising locally as necessary. We attempt to position our subdivisions in locations that are desirable to potential homebuyers and convenient to or visible from local traffic patterns, which helps to reduce advertising costs. Model homes play an important role in our marketing efforts, and we expend significant effort and resources to create an attractive atmosphere in our model homes.

We also build speculative homes in most of our communities, which allow us to compete effectively with existing homes available in the market and improve our returns. These homes enhance our marketing and sales efforts to prospective homebuyers who are renters or who are relocating to these markets and require a home within a short time frame, as well as to independent brokers who represent these homebuyers. We determine our speculative homes strategy in each market based on local market factors, such as new job growth and relocations, housing demand and supply, seasonality, current sales contract cancellation trends and our past experience in the market. We attempt to maintain a level of speculative home inventory in each community based on our current and planned sales pace, and we monitor and adjust speculative home inventory on an ongoing basis.

Sales Contracts and Backlog

Our sales contracts require an earnest money deposit which varies in amount across our markets and communities. Additionally, customers are generally required to pay additional deposits if they select options or upgrade features for their homes. Our sales contracts include a financing contingency which permits customers to cancel and receive a refund of their deposit if they cannot obtain mortgage financing at prevailing or specified interest rates within a defined period. Our contracts may include other contingencies, such as the sale of the customer's existing home. We either retain or refund customer deposits on cancelled sales contracts, depending upon the applicable provisions of the contract or other circumstances.

Sales order backlog represents homes under contract but not yet closed at the end of the period. At September 30, 2023, the value of our backlog of sales orders was $5.9 billion (15,197 homes), a decrease of 26% from $8.0 billion (19,614 homes) at September 30, 2022. The average sales price of homes in backlog was $389,800 at September 30, 2023, down from the $406,600 average at September 30, 2022. Many of the contracts in our sales order backlog are subject to contingencies, such as those described above, which can result in cancellations. As a percentage of gross sales orders, cancellations of sales contracts were 20% in fiscal 2023 compared to 21% in fiscal 2022.

The length of time between the signing of a sales contract for a home and delivery of the home to the buyer (closing) is generally from two to six months; therefore, substantially all of the homes in our sales backlog at September 30, 2023 are scheduled to close in fiscal 2024.

Customer Service and Quality Control

Our homebuilding operating divisions are responsible for pre-closing quality control inspections and responding to customers' post-closing needs. We believe that a prompt and courteous response to homebuyers' needs during and after construction reduces post-closing repair costs, enhances our reputation for quality and service and ultimately leads to repeat and referral business from the real estate community and homebuyers. We typically provide our homebuyers with a ten-year limited warranty for major defects in structural elements such as framing components and foundation systems, a two-year limited warranty on major mechanical systems and a one-year limited warranty on other construction components. The subcontractors who perform the actual construction also provide us with warranties on workmanship and are expected to respond to us and the homeowner in a timely manner. In addition, some of our suppliers provide manufacturer's warranties on specified products installed in the home.

Rental Properties

Our single-family rental operations construct and lease single-family homes within a community and then market each community for a bulk sale of rental homes. We sold 6,175 single-family rental homes in fiscal 2023 compared to 774 homes in fiscal 2022. Our multi-family rental operations develop, construct, lease and sell residential rental properties. We primarily focus on constructing garden style apartment communities in high growth suburban markets. We sold 2,112 multi-family rental units in fiscal 2023 compared to 775 units in fiscal 2022.

Forestar Residential Lot Development Operations

We own approximately 63% of the outstanding shares of Forestar, a publicly traded residential lot development company with operations in 54 markets across 22 states as of September 30, 2023. Forestar is a key part of our homebuilding strategy to maintain relationships with land developers and to control a large portion of our land and lot position through land purchase contracts. Forestar is investing in land acquisition and development to expand its residential lot development business across a geographically diversified national platform and consolidate market share in the fragmented U.S. lot development industry. Our homebuilding operations acquire finished lots from Forestar in accordance with the master supply agreement between the two companies. A shared services agreement is in place whereby we provide Forestar certain administrative, compliance, operational and procurement services. As the controlling shareholder, we have significant influence in guiding the strategic direction and operations of Forestar.

Customer Mortgage Financing

We provide mortgage financing services principally to purchasers of our homes in the majority of our homebuilding markets through DHI Mortgage, our wholly-owned subsidiary. DHI Mortgage assists in the sales transaction by coordinating the mortgage application, mortgage commitment and home closing processes to facilitate a timely and efficient experience for our homebuyers. During the year ended September 30, 2023, DHI Mortgage provided mortgage financing services for 76% of the homes closed by our homebuilding operations, and those loans accounted for 99% of DHI Mortgage's total loan volume. Most of our homebuilding divisions also work with additional mortgage lenders that offer a range of mortgage financing programs to our homebuyers.

To limit the risks associated with our mortgage operations, DHI Mortgage originates loan products that we believe can be sold to third-party purchasers of mortgage loans, the majority of which are eligible for sale to the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) or the Government National Mortgage Association (Ginnie Mae). DHI Mortgage sells substantially all of the loans and the related servicing rights to third-party purchasers after origination with limited recourse provisions. DHI Mortgage centralizes most of its control and oversight functions, including those related to loan underwriting, quality control, regulatory compliance, secondary marketing of loans, hedging activities, accounting and financial reporting.

Title Services

Through our subsidiary title companies, we serve as a title insurance agent in many of our homebuilding markets by providing title insurance policies, examination, underwriting and closing services primarily to our homebuilding customers.

Human Capital Resources

People and Culture

As of September 30, 2023, we employed 13,450 people, of whom 9,190 work in our homebuilding operations, 2,895 in our financial services segment, 551 at our corporate office, 459 in our rental operations, 303 at our Forestar subsidiary and 52 in our other businesses. Of our homebuilding employees, 3,782 are involved in construction, 2,352 are sales and marketing personnel and 3,056 are office personnel.

We believe the people who work for our company are our most important resources and are critical to our continued success. We focus significant attention toward attracting and retaining talented and experienced individuals to manage and support our operations. Our people are expected to exhibit and promote honest, ethical and respectful conduct in the workplace. All of our employees must certify annually to their understanding of and adhere to a code of conduct that sets standards for appropriate behavior and includes required internal training on preventing, identifying, reporting and stopping any type of discrimination.

Recruitment, Development and Retention

We are committed to hiring, developing and supporting an energetic, diverse workforce and maintaining a productive, positive and inclusive workplace. We believe diversity in the workplace produces unique perspectives and fresh ideas and helps us better serve our customers. We have an active recruiting team that partners with college campuses and external organizations to identify strong new hires and experienced professionals. Our paid internship program provides college students and recent graduates an opportunity to work alongside some of the most experienced professionals in the homebuilding industry. Our management team also supports a culture of developing future leaders from our existing workforce, enabling us to promote from within for many leadership positions. We believe this provides long-term focus and continuity to our operations while also providing opportunities for the growth and advancement of our employees. During fiscal 2023, we held specialized trainings for employees within key business functions of our homebuilding operations, such as purchasing, construction, sales and financial management, as well as our Leadership Development Program, which provides internal training for future leaders across all of our operations. During the fiscal year, 14 employees were placed into a new homebuilding market leadership position, and of those 100% were promoted from within the organization.

The long-term retention of our employees provides us with an experienced, cohesive workforce, which has been vital to achieving our goals. Our focus on retention is evident in the length of service of our executive, regional and divisional management teams. The average tenure of our executive team is 30 years, our homebuilding region presidents and vice presidents is 22 years and our homebuilding division presidents and city managers is 14 years. Our Board of Directors is actively involved in our company's executive leadership succession planning and is equally committed to our culture of promoting rising talent from within.

Compensation and Benefits

We believe our compensation package and benefits are competitive with others in our industry. In addition to base pay, eligible employees may participate in our incentive bonus and stock compensation plans, which align their compensation to the interests of our shareholders. A substantial portion of our executive and senior operating leadership's total compensation is variable, at-risk pay based on our company's performance. We also offer our employees a broad range of benefits, including paid vacation, holidays, sick time and parental leave; medical, dental and vision healthcare insurance and life insurance and disability coverage. Additional benefits offered include a 401(k) savings plan, employee stock purchase plan and access to professional resources to support employees with their mental and physical health, financial planning, identity theft protection and legal needs. We are committed to supporting our employees in their health, wellness and financial planning goals. We host events and challenges, both virtually and in person, to encourage our employees to stay active and healthy. Additional information about our compensation and employee benefit plans is included in Note K to the accompanying financial statements.

Workplace Safety and Wellness

The safety and well-being of our employees is our first priority. We take workplace safety seriously at our construction sites and in our offices. We provide third-party training for our field personnel to become certified by the Occupational Safety and Health Administration; we provide our teams with many safety resources, including safety checklists, policies, procedures and best practices; and we communicate with all of our employees through a monthly safety newsletter to inform and reinforce our commitment to and concern for their well-being. Additionally, because substantially all of our land development and home construction work is performed by subcontractors, we require that our subcontractors maintain safety programs as well.

Additional information regarding human capital is available in the "ESG" section of our Investor Relations website at investor.drhorton.com.

Environmental, Social & Governance (ESG)

During fiscal 2023, we published our inaugural ESG report, which included data aligned with the homebuilders industry reporting standards prepared by the Sustainability Accounting Standards Board, now a part of the International Sustainability Standards Board. Our inaugural ESG report also included topics that are of significant importance to our company and our stakeholders, including, but not limited to:

- Risk management;

- Board oversight, ethics, diversity and independence;

- Home affordability and community impact;

- Home energy efficiency, quality and safety;

- Workplace health and safety;

- Talent retention and employee well-being;

- Diversity, equity and inclusion;

- Responsible land development;

- Water management and efficiency; and

- Greenhouse gas emissions.

We are committed to publishing consistent and relevant ESG information on an annual basis, and we plan to publish our second annual ESG report during the first quarter of fiscal 2024. Our ESG report is not considered part of or incorporated by reference in this Annual Report.

Business Acquisitions

We routinely evaluate opportunities to profitably expand our operations, including potential acquisitions of other homebuilding or related businesses. Acquisitions of homebuilding and related businesses usually provide us with immediate land and home inventories and control of additional land and lot positions through purchase contracts. Also, employees of acquired businesses generally have specialized knowledge of local market conditions, including existing relationships with municipalities, land owners, developers, subcontractors and suppliers. These inventory positions and local market knowledge and relationships could take us several years to develop through our own efforts. We seek to limit the risks associated with acquiring other companies by conducting extensive operational, financial and legal due diligence on each acquisition and by performing financial analysis to determine that each acquisition is expected to have a positive impact on our earnings, returns and strategic position.

Competition

We operate as a provider of residential housing in both the for sale and rental markets, which are highly competitive. We compete not only for homebuyers and renters, but also for desirable properties, raw materials, skilled labor and financing. We compete with local, regional and national homebuilding and rental companies and also with existing home sales and rental properties. We compete on the basis of price, location, quality and design of our homes and on mortgage financing terms.

The competitors to our financial services businesses include other mortgage lenders and title companies, including national, regional and local mortgage banks and other financial institutions. Some of these competitors are subject to fewer governmental regulations and have greater access to capital than we do, may operate with different lending criteria and/or may offer a broader or more attractive array of financing and other products and services to potential customers. We strive to provide flexible, fairly priced financing alternatives subject to applicable regulations.

Our businesses compete with other companies across all industries to attract and retain highly skilled and experienced employees, managers and executives. Competition for the services of these individuals increases as business conditions improve in the industries in which we operate and in the general economy.

Governmental Regulations and Environmental Matters

We operate in industries that are subject to extensive and complex regulations. We and the subcontractors we use must comply with many federal, state and local laws and regulations. These include zoning, density and development requirements and building, environmental, advertising, labor and real estate sales rules and regulations. These regulations and requirements affect substantially all aspects of our land development and home design, construction and sales processes in varying degrees across our markets. Our homes are inspected by local authorities where required, and homes eligible for insurance or guarantees provided by the Federal Housing Administration (FHA) and the U.S. Department of Veteran Affairs (VA) are subject to inspection by them. These regulations often provide broad discretion to the administering governmental authorities. In addition, our new housing developments may be subject to various assessments for schools, parks, streets, utilities and other public improvements.

Our construction and land development activities are also subject to an extensive array of local, state and federal statutes, ordinances, rules and regulations concerning protection of health, safety and the environment. The particular compliance requirements for each site vary greatly according to location, environmental condition and the present and former uses of the site and adjoining properties. We believe that we are in compliance in all material respects with existing environmental regulations applicable to our business. Additionally, our compliance with such regulations has not had, nor is expected to have a material adverse effect on our consolidated financial position, results of operations or cash flows. However, changes in regulations (such as the extensive climate-related disclosure rules proposed by the SEC) could increase our costs to comply with such regulations, as discussed in "Item 1A. Risk Factors."

Our mortgage company must comply with extensive state and federal laws and regulations, which are administered by numerous agencies, including the Consumer Financial Protection Bureau, Federal Housing Finance Agency, U.S. Department of Housing and Urban Development, FHA, VA, United States Department of Agriculture (USDA), Fannie Mae, Freddie Mac and Ginnie Mae. These laws and regulations include many compliance requirements, including licensing, consumer disclosures, fair lending and real estate settlement procedures. As a result, our operations are subject to regular, extensive examinations by the applicable agencies.

Seasonality

Although significant changes in market conditions have impacted our seasonal patterns in the past and could do so again in the future, we generally close more homes in our homebuilding operations and generate greater revenues and pre-tax income in the third and fourth quarters of our fiscal year. The seasonal nature of our business can also cause significant variations in the working capital requirements for our operations. As a result of seasonal activity, our quarterly results of operations and financial position at the end of a particular fiscal quarter are not necessarily representative of the balance of our fiscal year.

ITEM 1A.   RISK FACTORS

Discussion of our business and operations included in this annual report on Form 10-K should be read together with the risk factors set forth below. They describe various risks and uncertainties we are or may become subject to, many of which are difficult to predict or beyond our control. Although the risks are organized and described separately, many of the risks are interrelated. These risks and uncertainties, together with other factors described elsewhere in this report, have the potential to affect our business, financial condition, results of operations, cash flows, strategies or prospects in a material and adverse manner.

Risks Related to our Business Operations

Our homebuilding, rental and land development operations are cyclical and affected by changes in economic, real estate or other conditions that could adversely affect our business and financial results.

Our homebuilding, rental and land development operations are cyclical and are significantly affected by changes in general and local economic and real estate conditions, such as:

- employment levels;

- consumer confidence and spending;

- housing demand;

- availability of financing for homebuyers;

- availability of financing for companies that purchase our rental properties;

- interest rates;

- inflation;

- availability and prices of new homes and existing homes for sale and availability and market values of rental properties; and

- demographic trends.

Adverse changes in these general and local economic conditions or deterioration in the broader economy may negatively impact our business and financial results and increase the risk for asset impairments and write-offs. Changes in these economic conditions may affect some of our regions or markets more than others. If adverse conditions affect our larger markets, they could have a proportionately greater impact on us than on some other companies.

The federal government's fiscal policies and the Federal Reserve's monetary policies may negatively impact the financial markets and consumer confidence and could hurt the U.S. economy and the housing and rental markets and in turn, could adversely affect the operating results of our businesses. In response to increased inflation, the Federal Reserve has raised interest rates significantly, which has resulted in higher mortgage interest rates. The increase in mortgage interest rates has reduced the affordability of our homes and has required us to use pricing adjustments and incentives to adapt to current market conditions. Prolonged periods of elevated mortgage interest rates or further increases in mortgage interest rates could have an adverse impact on our business and financial results.

Deployments of U.S. military personnel to foreign regions, terrorist attacks, other acts of violence or threats to national security and any corresponding response by the United States or others, domestic or international instability or social or political unrest may cause an economic slowdown in the markets where we operate, which could adversely affect our business.

If we experience any of the foregoing, potential customers may be less willing or able to buy our homes or our rental properties. Additionally, cancellations of home sales contracts in backlog may increase if homebuyers do not honor their contracts due to any of the factors discussed above. Our pricing and product strategies may also be limited by market conditions. We may be unable to change the pricing or mix of our home or rental offerings, reduce the costs of the homes or properties we build, offer more affordable homes or rental properties or satisfactorily address changing market conditions in other ways without adversely affecting our profits and returns.

Our financial services business is closely related to our homebuilding business, as it originates mortgage loans principally to purchasers of the homes we build. A decrease in the demand for our homes because of the foregoing matters will also adversely affect the financial results of this segment of our business. An increase in the default rate on the mortgages we originate may adversely affect our ability to sell the mortgages or the pricing we receive upon the sale of mortgages or may increase our recourse obligations for previous originations. We may be responsible for losses associated with mortgage loans originated and sold to third-party purchasers in the event of errors or omissions relating to certain representations and warranties that the loans sold meet certain requirements, including representations as to underwriting standards, the type of collateral, the existence of primary mortgage insurance, and the validity of certain borrower representations in the connection with the loan, and we may be required to repurchase certain of those mortgage loans or provide indemnification. Repurchased mortgage loans and/or the settlement of claims associated with such loans could adversely affect our business and financial results. We establish reserves for estimated losses and future repurchase obligations for mortgage loans we have sold; however, actual future obligations related to these mortgages could differ significantly from our current estimated amounts. Additionally, we may retain mortgage servicing rights on our originations. As servicer for these loans, we may incur losses by having to advance payments to the mortgage-backed securities (MBS) bondholders to the extent there are insufficient collections to satisfy the required principal and interest remittances of the underlying MBS.

Adverse developments affecting the capital markets and financial institutions could limit our ability to access capital, increase our cost of capital and impact our liquidity and capital resources.

During past economic and housing downturns, the credit markets constricted and reduced some sources of liquidity that were previously available to us. Consequently, we relied principally on our cash on hand to meet our working capital needs and repay outstanding indebtedness during those times. Adverse developments affecting the capital markets and financial institutions, or concerns or rumors about such events, may limit our ability to access the public debt markets or obtain bank financing or may increase our cost of capital. The failure of a bank or other adverse conditions impacting financial institutions where we have cash balances could adversely impact our liquidity and capital resources.

Our homebuilding operations utilize a $2.19 billion senior unsecured revolving credit facility with an uncommitted accordion feature that could increase the size of the facility to $3.0 billion, subject to certain conditions and availability of additional bank commitments. Our homebuilding revolving credit facility also provides for the issuance of letters of credit with a sublimit equal to 100% of the total revolving credit commitments. The maturity date of the facility is October 28, 2027. Our homebuilding revolving credit facility and our homebuilding senior notes are guaranteed by D.R. Horton, Inc.'s significant wholly-owned homebuilding subsidiaries.

Forestar has a $410 million senior unsecured revolving credit facility with an uncommitted accordion feature that could increase the size of the facility to $600 million, subject to certain conditions and availability of additional bank commitments. The Forestar revolving credit facility also provides for the issuance of letters of credit with a sublimit equal to the greater of $100 million and 50% of the total revolving credit commitments. The maturity date of the facility is October 28, 2026. The Forestar revolving credit facility is guaranteed by Forestar's wholly-owned subsidiaries that are not immaterial subsidiaries or have not been designated as unrestricted subsidiaries. The Forestar revolving credit facility is not guaranteed by D.R. Horton, Inc. or any of the subsidiaries that guarantee the debt of our homebuilding, rental or financial services operations.

Our rental subsidiary, DRH Rental, has a $1.025 billion senior unsecured revolving credit facility with an uncommitted accordion feature that could increase the size of the facility to $2.0 billion, subject to certain conditions and availability of additional bank commitments. Availability under the rental revolving credit facility is subject to a borrowing base calculation based on the book value of DRH Rental's real estate assets and unrestricted cash. The rental revolving credit facility also provides for the issuance of letters of credit with a sublimit equal to the greater of $100 million and 50% of the total revolving credit commitments. The maturity date of the facility is October 10, 2027. The rental revolving credit facility is guaranteed by DRH Rental's wholly-owned subsidiaries that are not immaterial subsidiaries or have not been designated as unrestricted subsidiaries. The rental revolving credit facility is not guaranteed by D.R. Horton, Inc. or any of the subsidiaries that guarantee the debt of our homebuilding, Forestar or financial services operations.

Our mortgage subsidiary, DHI Mortgage, utilizes a $2.0 billion committed mortgage repurchase facility to finance the majority of the loans it originates. Adverse changes in market conditions could make the renewal of this facility more difficult or could result in an increase in the cost of this facility or a decrease in the committed amounts. Such changes affecting our mortgage repurchase facility may also make it more difficult or costly to sell the mortgages that we originate. The maturity date of the committed mortgage repurchase facility is February 16, 2024. DHI Mortgage also utilizes an uncommitted mortgage repurchase facility, which had a capacity of $300 million at September 30, 2023. The mortgage repurchase facilities are not guaranteed by D.R. Horton, Inc. or any of the subsidiaries that guarantee the debt of our homebuilding, rental or Forestar operations.

We regularly assess our projected capital requirements to fund growth in our business, repay debt obligations, pay dividends, repurchase our common stock and support other general corporate and operational needs, and we regularly evaluate our opportunities to raise additional capital. D.R. Horton has an automatically effective universal shelf registration statement filed with the SEC in July 2021, registering debt and equity securities that may be issued from time to time in amounts to be determined. Forestar also has an effective shelf registration statement filed with the SEC in October 2021, registering $750 million of equity securities, of which $300 million was reserved for sales under its at-the-market equity offering program that became effective in November 2021. At September 30, 2023, $748.2 million remained available for issuance under Forestar's shelf registration statement, of which $298.2 million was reserved for sales under its at-the-market equity offering program. As market conditions permit, we may issue new debt or equity securities through the capital markets or obtain additional bank financing to fund our projected capital requirements or provide additional liquidity. We believe that our existing cash resources, together with the homebuilding, rental and Forestar revolving credit facilities, mortgage repurchase facilities and ability to access the capital markets or obtain additional financing will provide sufficient liquidity to fund our near-term working capital needs and debt obligations. Adverse changes in economic, homebuilding or capital market conditions could negatively affect our business, liquidity and financial results, restrict our ability to obtain additional capital or increase our costs of capital.

Reductions in the availability of mortgage financing provided by government agencies, changes in government financing programs, a decrease in our ability to sell mortgage loans on attractive terms or an increase in mortgage interest rates could decrease our buyers' ability to obtain financing and adversely affect our business and financial results.

The mortgage loans originated by our financial services operations are primarily eligible for sale to Fannie Mae, Freddie Mac or Ginnie Mae and are typically sold to third-party purchasers. The secondary market for mortgage loans continues to primarily desire securities backed by Fannie Mae, Freddie Mac or Ginnie Mae, and we believe the liquidity these agencies provide to the mortgage industry is important to the housing market. Any significant change regarding the long-term structure and viability of Fannie Mae and Freddie Mac could result in adjustments to the size of their loan portfolios and to guidelines for their loan products. Additionally, a reduction in the availability of financing provided by these institutions could adversely affect interest rates, mortgage availability and sales of new homes and mortgage loans. During fiscal 2023, approximately 64% of our mortgage loans were sold directly to Fannie Mae, Freddie Mac or into securities backed by Ginnie Mae, and 34% were sold to one other major financial entity. On an ongoing basis, we seek to establish loan purchase arrangements with additional financial entities. If we are unable to sell mortgage loans to purchasers on attractive terms, our ability to originate and sell mortgage loans at competitive prices could be limited, which would negatively affect our profitability.

The FHA insures mortgage loans that generally have lower credit requirements and is an important source for financing the sale of our homes. Changes, restrictions or significant premium increases in FHA programs in the future may negatively affect the availability or affordability of FHA financing, which could adversely affect our ability to sell homes.

Some of our customers may qualify for 100% financing through programs offered by the VA and the USDA and certain other housing finance agencies. These programs are subject to changes in regulations, lending standards and government funding levels. There can be no assurances that these programs or other programs will continue to be available in our homebuilding markets or that they will be as attractive to our customers as the programs currently offered, which could negatively affect our sales.

Mortgage interest rates have increased significantly during fiscal 2022 and 2023, and market conditions and government actions could cause mortgage rates to rise even further in the future. When interest rates increase, the cost of owning a home increases, which reduces the number of potential homebuyers who can obtain mortgage financing and can result in a decline in the demand for our homes.

The risks associated with our land, lot and rental inventory could adversely affect our business and financial results.

Inventory risks are substantial for our homebuilding, rental and Forestar businesses. There are risks inherent in controlling, owning and developing land. If housing demand declines, we may not be able to sell homes or rental properties profitably in some of our communities, and we may not be able to fully recover the costs of some of the land and lots we own. Also, the values of our owned undeveloped land, lots and inventories may fluctuate significantly due to changes in market conditions. As a result, our deposits for lots controlled through purchase contracts may be put at risk, we may have to sell homes, rental properties or land for a lower profit margin or record inventory impairment charges on our land and lots. A significant deterioration in economic or homebuilding industry conditions may result in substantial inventory impairment charges.

We cannot make any assurances that our growth strategies, acquisitions, investments or other strategic initiatives will be successful or will not expose us to additional risks or other negative consequences.

In recent years, we have primarily grown our business by increasing our investments in land, lot and home inventories in our existing homebuilding markets. We have also expanded through investments in new product offerings, new geographic markets and the growth of our rental property operations. Investments in land, lots, home inventories and rental properties can expose us to risks of economic loss and asset impairments if housing conditions weaken or if we are unsuccessful in implementing our growth strategies.

We have acquired the operations of several companies in recent years, and we may make strategic acquisitions of or investments in other companies, operations or assets in the future. Such acquisitions and investments may have risks similar to those related to land, lots and home inventories, but they may also expose us to additional risks or other negative consequences. These transactions, or our other strategic initiatives, may not advance our business strategy, provide a satisfactory return on our investment or provide other benefits we anticipate. Also, the integration of these transactions may not be successful and may require significant time and resources, which may divert management's attention from other operations. Acquisitions and investments could also raise new compliance-related obligations or expose us to material liabilities not discovered in the due diligence process that may lead to litigation. If these transactions under-perform our expectations or are unsuccessful, we may incur significant expenses or write-offs of inventory, other assets or intangible assets such as goodwill. Acquisitions and investments can result in dilution to existing stockholders if we issue our common stock as consideration and can increase our debt levels or reduce our liquidity if we purchase them with cash. The magnitude, timing and nature of any future acquisitions or investments will depend on a number of factors, including our ability to identify suitable additional markets or acquisition candidates, the negotiation of acceptable terms, our financial position and general economic and business conditions. We also may seek to divest an investment or a business and may have difficulty selling such investment or business on acceptable terms in a timely manner.

Our business and financial results could be adversely affected by significant inflation, higher interest rates or deflation.

During the past two years, the economy has experienced significant inflationary pressures. Inflation can adversely affect us by increasing costs of land, materials, labor and our cost of capital. In an effort to lower the current rate of inflation, the Federal Reserve has raised interest rates significantly, which has resulted in higher mortgage interest rates. The increase in mortgage interest rates has reduced the affordability of our homes and has required us to use pricing adjustments and incentives to adapt to current market conditions, which lowered our homebuilding gross margin in fiscal 2023 compared to fiscal 2022. If inflation and mortgage interest rates remain high or continue to increase, housing affordability may be further impacted, which could reduce our profit margins and have an adverse impact on our business and financial results.

Alternatively, a significant period of deflation could cause a decrease in overall spending and borrowing levels. This could lead to deterioration in economic conditions, including an increase in the rate of unemployment. Deflation could also cause the value of our inventories to decline or reduce the value of existing homes below the related mortgage loan balance, which could potentially increase the supply of existing homes. These or other factors related to deflation could have a negative impact on our business and financial results.

Supply shortages and other risks related to acquiring land, building materials and skilled labor and obtaining regulatory approvals could increase our costs and delay deliveries.

The homebuilding and lot development industries have from time to time experienced significant difficulties that can affect the cost or timing of construction, including:

- difficulty in acquiring land suitable for residential building at affordable prices in locations where our potential customers want to live;

- delays in receiving the necessary approvals from municipalities or other government agencies;

- shortages of qualified subcontractors;

- reliance on local subcontractors, manufacturers, distributors and land developers who may be inadequately capitalized;

- shortages of materials; and

- significant increases in the cost of materials, particularly increases in the price of lumber, drywall and cement, which are significant components of home construction costs.

During the last few years, we experienced multiple disruptions in our supply chain, which resulted in shortages of certain building materials and tightness in the labor market. This caused our construction cycle to lengthen and costs of building materials to increase. We began to see improvements in our construction cycle time in fiscal 2023 and expect our cycle times to return to normalized levels during fiscal 2024; however, if shortages and cost increases in building materials and tightness in the labor market increase, our construction cycle time and profit margins could be adversely impacted.

In addition, tariffs, duties and/or trade restrictions imposed or increased on imported materials and goods that are used in connection with the construction and delivery of our homes, including steel, aluminum and lumber, may raise our costs for these items or for the products made with them. These factors may cause construction delays or cause us to incur more costs building our homes.

Public health issues such as a major epidemic or pandemic could adversely affect our business and financial results.

The U.S. and other countries have experienced, and may experience in the future, outbreaks of contagious diseases that affect public health and public perception of health risk. In the event of a resurgence of COVID-19 or a widespread, prolonged, actual or perceived outbreak of any contagious disease, our operations could be negatively impacted. Such events have had, and could in the future have, an effect on our operations, including a reduction in customer traffic, a disruption in our supply chain, tightness in the labor market or other factors, all of which could reduce demand for our homes. These or other repercussions of a public health crisis that affect the global economy could have an adverse impact on our results of operations and financial condition.

Our business and financial results could be adversely affected by weather conditions and natural disasters.

Physical risks, including weather conditions and natural disasters, such as hurricanes, tornadoes, earthquakes, volcanic activity, droughts, floods, hailstorms, heavy or prolonged precipitation, wildfires and others, can harm our business. Additionally, the physical impacts of climate change may cause these occurrences to increase in frequency, severity and duration. Any such events can temporarily delay our development work, home construction and home closings, unfavorably affect the cost or availability of materials or labor, damage homes under construction, lead to changing consumer preferences and/or negatively impact demand for new homes in affected areas. We have experienced temporary delays in production and short-term impacts on our sales and closings activity from weather events in recent years. However, there have been no material lasting impacts on our business from these events or material permanent operational challenges resulting from these events, but they could adversely affect our business in the future. The climates and geology of many of the states in which we operate, including California, Florida, Texas and other coastal areas where we have some of our larger operations and which have experienced recent natural disasters, present increased risks of adverse weather or natural disasters.

Homebuilding is subject to home warranty and construction defect claims in the ordinary course of business that can be significant.

We are subject to home warranty and construction defect claims arising in the ordinary course of our homebuilding business. We rely on subcontractors to perform the actual construction of our homes, and in many cases, to select and obtain construction materials. Despite our detailed specifications and monitoring of the construction process, our subcontractors occasionally do not meet adequate quality standards in the construction of our homes. When we find these issues, we repair them in accordance with our warranty obligations. We spend significant resources to repair items in homes we have sold to fulfill the warranties we issued to our homebuyers. Additionally, we are subject to construction defect claims which can be costly to defend and resolve in the legal system. Warranty and construction defect matters can also result in negative publicity which can damage our reputation and adversely affect our ability to sell homes.

Based on the large number of homes we have sold over the years, our potential liabilities related to warranty and construction defect claims are significant. Consequently, we have generally maintained product liability insurance each year, and we seek to obtain indemnities and certificates of insurance from subcontractors covering claims related to their workmanship and materials. We establish warranty and other reserves for the homes we sell based on historical experience in our markets and our judgment of the qualitative risks associated with the types of homes built. Because of the uncertainties inherent to these matters, we cannot provide assurance that our insurance coverage, our subcontractor arrangements and our reserves will be adequate to address all of our future warranty and construction defect claims. Contractual indemnities can be difficult to enforce, we may be responsible for applicable self-insured retentions and some types of claims may not be covered by insurance or may exceed applicable coverage limits. Additionally, the coverage offered by and the availability of product liability insurance for construction defects is limited and costly. We have responded to increases in insurance costs and coverage limitations by self-insuring our risk in recent years and by increasing our self-insured retentions and claim reserves. There can be no assurance that coverage will not be further restricted or become more costly. If costs to resolve our future warranty and construction defect claims exceed our estimates, our financial results and liquidity could be adversely affected.

A health and safety incident relating to our operations could be costly in terms of potential liability and reputational damage.

Building and land development sites are inherently dangerous, and operating in this industry poses certain inherent health and safety risks. Due to health and safety regulatory requirements and the number of homes we construct, health and safety performance is critical to the success of our business. Any failure in health and safety performance may result in penalties for non-compliance with relevant regulatory requirements, and a failure that results in a major or significant health and safety incident is likely to be costly and could expose us to liability that could be costly. Such an incident could generate significant negative publicity and have a corresponding impact on our reputation, our relationships with relevant regulatory agencies or governmental authorities, and our ability to attract customers and employees, which in turn could have a material adverse effect on our financial results and liquidity.

We are required to obtain performance bonds, the unavailability of which could adversely affect our results of operations and cash flows.

We often are required to provide surety bonds to secure our performance or obligations under construction contracts, development agreements and other arrangements. At September 30, 2023, we had $3.2 billion of outstanding surety bonds. Our ability to obtain surety bonds primarily depends upon our credit rating, financial condition, past performance and other factors, including the capacity of the surety market and the underwriting practices of surety bond issuers. The ability to obtain surety bonds also can be impacted by the willingness of insurance companies to issue performance bonds for construction and development activities. If we are unable to obtain surety bonds when required, our results of operations and cash flows could be adversely affected.

Increases in the costs of owning a home could prevent potential customers from buying our homes and adversely affect our business and financial results.

Significant expenses of owning a home, including mortgage loan interest and state and local income and property taxes, have historically been deductible expenses for an individual's federal income taxes, subject to various limitations. The Tax Cuts and Jobs Act, which became effective January 1, 2018, established new limits on these federal tax deductions. Further changes in income tax laws by the federal or state government to eliminate or substantially reduce income tax benefits associated with homeownership could adversely affect demand for and sales prices of new homes.

In addition, increases in property tax rates by local governmental authorities, as experienced in some areas in response to reduced federal and state funding, could adversely affect the amount of financing our potential customers could obtain or their desire to purchase new homes.

Further, existing and prospective regulatory and societal initiatives intended to reduce potential climate change impacts may increase the upfront costs of purchasing a home, costs to maintain the home and its systems, energy and utility costs and the cost to obtain homeowner and various hazard and flood insurance, or limit homeowners' ability to obtain these insurance policies altogether. Although these items have had no material effect on our business, they could adversely affect our business in the future.

Information technology failures, data security breaches, and the failure to satisfy privacy and data protection laws and regulations could harm our business.

We use information technology and other computer resources to carry out important operational and marketing activities and to maintain our business records. These information technology systems are dependent upon global communications providers, web browsers, third-party software and data storage providers and other aspects of the Internet infrastructure that have experienced security breaches, cyber-attacks, ransomware attacks, significant systems failures and service outages in the past. Additionally, phishing attacks, whereby perpetrators attempt to fraudulently induce employees, customers, vendors or other users of a company's systems to disclose sensitive information to gain access to its data, have become more prevalent in recent years. The use of remote work environments and virtual platforms may increase our risk of cyber-attack or data security breaches. Further, geopolitical tensions or conflicts may create a heightened risk of cyber-attacks or other data security breaches. Our normal business activities involve collecting and storing information specific to our homebuyers, renters, employees, vendors and suppliers and maintaining operational and financial information related to our business, both in an office setting and remote locations as needed. A material breach in the security of our information technology systems or other data security controls could include the theft or release of this information. The unintended or unauthorized disclosure of personal identifying and confidential information as a result of a security breach by any means could lead to litigation or other proceedings against us by the affected individuals or business partners, or by regulators. The outcome of such proceedings, which could include penalties or fines, could have a significant negative impact on our business.

We may also be required to incur significant costs to protect against damages caused by information technology failures, security breaches, and the failure to satisfy privacy and data protection laws and regulations in the future as legal requirements continue to increase. The European Union and other international regulators, as well as state governments, have enacted or enhanced data privacy regulations, such as the California Privacy Rights Act, and other governments are considering establishing similar or stronger protections. These regulations impose certain obligations for handling specified personal information in our systems, including notifying individuals regarding information we have collected from them. We have incurred costs in an effort to comply with these requirements, but our costs may increase significantly if new requirements are enacted and based on how individuals exercise their rights. Any noncompliance could result in substantial penalties, reputational damage or litigation.

We routinely utilize information technology security experts to assist us in our evaluations of the effectiveness of the security of our information technology systems, and we regularly enhance our security measures, which include multiple redundant safeguards, to protect our systems and data. We use various encryption, tokenization and authentication technologies to mitigate cybersecurity risks and have increased our monitoring capabilities to enhance early detection and rapid response to potential cyber threats. However, because the techniques used to obtain unauthorized access, disable or degrade systems change frequently and increasingly leverage sophisticated technologies such as artificial intelligence, they often are not recognized until launched against a target. As such, we may be unable to anticipate these techniques, to implement adequate preventative measures or to identify and investigate cybersecurity incidents.

Although past cybersecurity incidents have not had a material effect on our business or operations to date, in the future a data security breach, a significant and extended disruption in the functioning of our information technology systems or a breach of any of our data security controls could disrupt our business operations, damage our reputation and cause us to lose customers. We cannot provide assurances that a security breach, cyber-attack, data theft or other significant systems or security failures will not occur in the future, and such occurrences could have a material and adverse effect on our consolidated results of operations or financial position.

Governmental regulations and environmental matters could increase the cost and limit the availability of our land development and homebuilding projects and adversely affect our business and financial results.

We are subject to extensive and complex regulations that affect land development and home construction, including zoning, density restrictions, building design and building standards. These regulations often provide broad discretion to the administering governmental authorities as to the conditions we must meet prior to development or construction being approved, if approved at all. We are subject to determinations by these authorities as to the adequacy of water or sewage facilities, roads or other local services. New housing developments may also be subject to various assessments for schools, parks, streets and other public improvements. In addition, government authorities in many markets have implemented no growth or growth control initiatives. Any of these may limit, delay or increase the costs of development or home construction.

We are also subject to a significant number and variety of local, state and federal laws and regulations concerning protection of health, safety, labor standards and the environment. The impact of environmental laws varies depending upon the prior uses of the building site or adjoining properties and may be greater in areas with less supply where undeveloped land or desirable alternatives are less available. These matters may result in delays, may cause us to incur substantial compliance, remediation, mitigation and other costs, and can prohibit or severely restrict development and homebuilding activity in environmentally sensitive regions or areas. Government agencies also routinely initiate audits, reviews or investigations of our business practices to ensure compliance with these laws and regulations, which can cause us to incur costs or create other disruptions in our business that can be significant.

In recent years, advocacy groups, government agencies and the general public have expressed growing concerns regarding the effects of climate change on the environment. Transition risks, such as government restrictions, standards or regulations intended to reduce greenhouse gas emissions and potential climate change impacts, are emerging and may increase in the future in the form of restrictions or additional requirements on land development and home construction in certain areas. Such restrictions and requirements could increase our operating and compliance costs or require additional technology and capital investment, which could adversely affect our results of operations. This is a particular concern in the western United States, where some of the most extensive and stringent environmental laws and residential building construction standards in the country have been enacted, and where we have business operations. We believe we are in compliance in all material respects with existing climate-related government restrictions, standards and regulations applicable to our business, and such compliance has not had a material impact on our business. However, given the rapidly changing nature of environmental laws and matters that may arise that are not currently known, we cannot predict our future exposure concerning such matters, and our future costs to achieve compliance or remedy potential violations could be significant.

Additionally, actual or perceived ESG and other sustainability matters and our response to these matters could harm our business. Increasing governmental and societal attention to ESG matters, including expanding mandatory and voluntary reporting, diligence and disclosure on topics such as climate change (as currently proposed by the SEC), human capital, labor, cybersecurity and risk oversight, could expand the nature, scope, and complexity of matters that we are required to control, assess and report. These factors may alter the environment in which we do business and may increase the ongoing costs of compliance and adversely impact our results of operations and cash flows. If we are unable to adequately address such ESG matters or fail to comply with all laws, regulations, policies and related interpretations, it could negatively impact our reputation and our business results.

The subcontractors we rely on to perform the actual construction of our homes are also subject to a significant number of local, state and federal laws and regulations, including laws involving matters that are not within our control. If the subcontractors who construct our homes fail to comply with all applicable laws, we can suffer reputational damage, and may be exposed to possible liability.

We are also subject to an extensive number of laws and regulations because our common stock and debt securities and the common stock of our Forestar subsidiary are publicly traded in the capital markets. These regulations govern our communications with our shareholders and the capital markets, our financial statement disclosures and our legal processes, and they also impact the work required to be performed by our independent registered public accounting firm and our legal counsel. Changes in these laws and regulations, including the subsequent implementation of rules by the administering government authorities, may require us to incur additional compliance costs, and such costs may be significant.

Governmental regulation of our financial services operations could adversely affect our business and financial results.

Our financial services operations are subject to extensive state and federal laws and regulations, which are administered by numerous agencies, including but not limited to the Consumer Financial Protection Bureau, Federal Housing Finance Agency, U.S. Department of Housing and Urban Development, FHA, VA, USDA, Fannie Mae, Freddie Mac and Ginnie Mae. These laws and regulations include many compliance requirements, including but not limited to licensing, consumer disclosures, fair lending and real estate settlement procedures. As a result, our operations are subject to regular, extensive examinations by the applicable agencies. Additional future regulations or changing rule interpretations and examinations by regulatory agencies may result in more stringent compliance standards and could adversely affect the results of our operations.

We operate in competitive industries, and competitive conditions could adversely affect our business and financial results.

We operate in the residential housing industry, which is highly competitive. We compete not only for homebuyers and renters, but also for desirable properties, raw materials, skilled labor and financing. We compete with local, regional and national homebuilding and rental companies and also with existing home sales and rental properties. These competitive conditions can negatively affect our sales volumes, selling prices, leased occupancy levels, rental rates and incentive levels, reduce our profit margins, and cause the value of our inventory or other assets to be impaired. Competition can also affect our ability to acquire suitable land, raw materials and skilled labor at acceptable prices or terms, or cause delays in land development or in construction.

The competitors to our financial services businesses include other mortgage lenders and title companies, including national, regional and local mortgage banks and other financial institutions. Some of these competitors are subject to fewer governmental regulations and have greater access to capital than we do, may operate with different lending criteria and/or may offer a broader or more attractive array of financing and other products and services to potential customers.

Our businesses compete with other companies across all industries to attract and retain highly skilled and experienced employees, managers and executives. If we are unable to attract and retain key employees, managers or executives, our business could be adversely affected.

Risks Related to our Indebtedness

We have significant amounts of debt and may incur additional debt, which could affect our financial health and our ability to raise additional capital to fund our operations or potential acquisitions.

As of September 30, 2023, our consolidated debt was $5.1 billion, which consisted of $2.3 billion related to our homebuilding segment, $1.7 billion related to our financial services segment, $695 million related to our Forestar segment and $400 million related to our rental segment. The indentures governing our homebuilding senior notes do not restrict the incurrence of future unsecured debt by us or our homebuilding subsidiaries or the incurrence of secured or unsecured debt by our non-guarantor subsidiaries, and the agreement governing our homebuilding revolving credit facility allows us to incur a substantial amount of future unsecured debt. Also, the indentures governing our homebuilding senior notes and the agreement governing our homebuilding revolving credit facility impose restrictions on our ability and on that of the guarantors under our homebuilding senior notes and our homebuilding revolving credit facility to incur debt secured by certain assets, but still permit us and our homebuilding subsidiaries to incur significant amounts of additional secured debt. The rental revolving credit facility imposes restrictions on the ability of DRH Rental and its restricted subsidiaries to incur secured and unsecured debt, but still permits DRH Rental and its restricted subsidiaries to incur a substantial amount of future secured and unsecured debt, and does not restrict the incurrence of future secured and unsecured debt by DRH Rental's unrestricted subsidiaries. The Forestar revolving credit facility and the indentures governing Forestar's senior notes impose restrictions on the ability of Forestar and its restricted subsidiaries to incur secured and unsecured debt, but still permit Forestar and its restricted subsidiaries to incur a substantial amount of future secured and unsecured debt, and do not restrict the incurrence of future secured and unsecured debt by Forestar's unrestricted subsidiaries. The mortgage repurchase facilities impose restrictions on the ability of DHI Mortgage and its restricted subsidiaries to incur secured and unsecured debt, but still permit DHI Mortgage and its restricted subsidiaries to incur a substantial amount of future secured and unsecured debt, and do not restrict the incurrence of future secured and unsecured debt by DHI Mortgage's unrestricted subsidiaries.

The amount and the maturities of our debt and the debt of our subsidiaries could have important consequences. For example, possible consequences for our homebuilding, rental, Forestar and financial services operations each with respect to their individual debt obligations, could:

- require the dedication of a substantial portion of cash flow from operations to payment of debt and reduce the ability to use cash flow for other operating or investing purposes;

- limit the flexibility to adjust to changes in business or economic conditions; and

- limit the ability to obtain future financing for working capital, capital expenditures, acquisitions, debt service requirements or other requirements.

Servicing our debt requires a significant amount of cash, and we or our subsidiaries may not have sufficient cash flow from our respective businesses to pay our substantial debt.

Our ability and that of our subsidiaries to meet our respective debt service obligations will depend, in part, upon our and our subsidiaries' future financial performance. Future results are subject to the risks and uncertainties described in this report. Our revenues and earnings vary with the level of general economic activity in the markets we serve. Our businesses are also affected by financial, political, business and other factors, many of which are beyond our control. The factors that affect our ability to generate cash can also affect our ability to raise additional funds for these purposes through the sale of debt or equity, the refinancing of debt or the sale of assets. Changes in prevailing interest rates may affect the cost of our debt service obligations, because borrowings under the homebuilding, rental and Forestar revolving credit facilities and mortgage repurchase facilities bear interest at floating rates.

The instruments governing our and our subsidiaries' indebtedness impose certain restrictions on our and our subsidiaries' business, and the ability of us and our subsidiaries to comply with related covenants, restrictions or limitations could adversely affect our and our subsidiaries' financial condition or operating flexibility.

The restrictions imposed by our and certain of our subsidiaries' indebtedness could limit our or our subsidiaries' ability to plan for or react to market or economic conditions or meet capital needs or otherwise restrict our activities or business plans and adversely affect our or our subsidiaries' ability to finance our operations, acquisitions, investments or strategic alliances or other capital needs or to engage in other business activities that would be in our interest.

The agreements governing our indebtedness contain restrictions on our and our guarantor subsidiaries' ability to, among other things, engage in sale and leaseback transactions with respect to certain assets, incur secured debt, create liens, pay dividends and make other distributions on or redeem or repurchase equity securities, sell certain assets and engage in mergers, consolidations or sales of all or substantially all of our assets. The applicable instruments governing each of DRH Rental's indebtedness and Forestar's indebtedness contain restrictions on the ability of DRH Rental and Forestar, as applicable, and certain of their respective subsidiaries to, among other things, incur additional indebtedness, create liens, pay dividends and make other distributions on or redeem or repurchase equity securities, sell certain assets, enter into affiliate transactions and engage in mergers, consolidations or sales of all or substantially all of DRH Rental's or Forestar's assets, as applicable.

In addition, the agreements governing certain of our and our subsidiaries' debt instruments contain the following financial covenants:

Homebuilding revolving credit facility. Our homebuilding revolving credit facility contains financial covenants requiring the maintenance of a maximum allowable leverage ratio and a borrowing base restriction if our leverage ratio exceeds a certain level. A failure to comply with these financial covenants could allow the lending banks to terminate the availability of funds under the revolving credit facility or cause any outstanding borrowings to become due and payable prior to maturity.

Rental and Forestar revolving credit facilities. The rental and Forestar revolving credit facilities each contain financial covenants requiring the maintenance by DRH Rental or Forestar, as applicable, of a minimum level of tangible net worth, a minimum level of liquidity, a maximum allowable leverage ratio and a borrowing base restriction based on the book value of DRH Rental's or Forestar's real estate assets and unrestricted cash. A failure to comply with these financial covenants could allow the lending banks to terminate the availability of funds under the applicable revolving credit facility or cause any outstanding borrowings to become due and payable prior to maturity.

Mortgage repurchase facilities and other restrictions. The mortgage repurchase facilities for our mortgage subsidiary require the maintenance of a minimum level of tangible net worth, a maximum allowable indebtedness to tangible net worth ratio and a minimum level of liquidity by our mortgage subsidiary. A failure to comply with these requirements could allow the lending banks to terminate the availability of funds to our mortgage subsidiary or cause any outstanding borrowings to become due and payable prior to maturity. Any difficulty experienced in complying with these covenants could make the renewal of the facilities more difficult or costly.

In addition, although our financial services business is conducted through subsidiaries that are not restricted by the indentures governing our and Forestar's senior notes or the agreements governing the homebuilding, rental and Forestar revolving credit facilities, the ability of our financial services subsidiaries to distribute funds to our homebuilding operations would be restricted in the event such distribution would cause an event of default under the mortgage repurchase facility or if an event of default had occurred under this facility. Moreover, our right to receive assets from our financial services subsidiaries upon their liquidation or recapitalization is subject to the prior claims of the creditors of these subsidiaries. Any claims we may have to funds from our financial services subsidiaries would be subordinate to subsidiary indebtedness to the extent of any security for such indebtedness and to any indebtedness otherwise recognized as senior to our claims.

Our access to capital and our ability to obtain additional financing could be affected by any downgrade of our debt ratings.

Our homebuilding senior unsecured debt is currently rated investment grade by all three major rating agencies; however, there can be no assurance that we will be able to maintain these ratings. Any lowering of our debt ratings could make accessing the public capital markets or obtaining additional credit from banks more difficult and/or more expensive. Any lowering of Forestar's debt ratings could also make Forestar's ability to access the public capital markets or obtain additional credit from banks more difficult and/or more expensive.

The instruments governing our indebtedness contain change of control provisions which could affect the timing of repayment.

Change of control purchase options under our homebuilding senior notes and change of control default under our homebuilding revolving credit facility. Upon the occurrence of both a change of control and a ratings downgrade event, each as defined in the indentures governing our homebuilding senior notes, we will be required to offer to repurchase such notes at 101% of their principal amount, together with all accrued and unpaid interest, if any. Moreover, a change of control (as defined in our homebuilding revolving credit facility) would constitute an event of default under our homebuilding revolving credit facility, which could result in the acceleration of the repayment of any borrowings outstanding under the facility, a requirement to cash collateralize all letters of credit outstanding thereunder and the termination of the commitments thereunder. If repayment of more than $50 million outstanding under our homebuilding revolving credit facility were accelerated and such acceleration were not rescinded or such indebtedness were not satisfied, in either case within 30 days, an event of default would result under the indentures governing our homebuilding senior notes, entitling the trustee for the notes or holders of at least 25% in principal amount of the relevant series of notes then outstanding to declare all such notes to be due and payable immediately. If purchase offers were required under the indentures for our homebuilding senior notes, repayment of the borrowings under our homebuilding revolving credit facility were required, or if the senior notes were accelerated, we can give no assurance that we would have sufficient funds to pay the required amounts.

Change of control purchase option under Forestar's notes and change of control default under the Forestar revolving credit facility. Upon the occurrence of a change of control triggering event (as defined in the indentures governing Forestar's notes), Forestar will be required to offer to repurchase Forestar's notes at 101% of their principal amount, together with all accrued and unpaid interest, if any. A change of control (as defined in the Forestar revolving credit facility) with respect to Forestar would constitute an event of default under the Forestar revolving credit facility, which could result in the acceleration of the repayment of any borrowings outstanding under the Forestar revolving credit facility, a requirement to cash collateralize all letters of credit outstanding thereunder and the termination of the commitments thereunder. If the maturity of the Forestar revolving credit facility and/or other indebtedness of Forestar and its restricted subsidiaries together having an aggregate principal amount outstanding of $40 million or more is accelerated, an event of default would result under the indentures governing the Forestar notes, entitling the trustee for the Forestar notes or holders of at least 25% in aggregate principal amount of the then outstanding Forestar notes to declare all such Forestar notes to be due and payable immediately. If purchase offers were required under the indentures for Forestar's notes, repayment of the borrowings under Forestar's revolving credit facility were required, or if Forestar's notes were accelerated, we can give no assurance that Forestar would have sufficient funds to pay the required amounts.

Change of control default under the rental revolving credit facility. A change of control (as defined in the rental revolving credit facility agreement) with respect to DRH Rental would constitute an event of default under the rental revolving credit facility, which could result in the acceleration of the repayment of any borrowings outstanding under the rental revolving credit facility, a requirement to cash collateralize all letters of credit outstanding thereunder and the termination of the commitments thereunder. If repayment of the borrowings under the rental revolving credit facility were required, we can give no assurance that DRH Rental would have sufficient funds to pay the required amounts.

Change of control default under mortgage repurchase facilities. A change of control (as defined in the mortgage repurchase facility agreements) with respect to DHI Mortgage would constitute an event of default under the mortgage repurchase facilities, which could result in the acceleration of the repurchase of any loans outstanding under the facilities and an increase in the repurchase price of such loans. If repayments of the loans under DHI Mortgage's mortgage repurchase facilities were required, we can give no assurance that DHI Mortgage would have sufficient funds to pay the required amounts.

General Risk Factors

Damage to our corporate reputation or brands from negative publicity could adversely affect our business, financial results and/or stock price.

Adverse publicity related to our company, industry, personnel, operations or business performance may cause damage to our corporate reputation or brands and may generate negative sentiment, potentially affecting the performance of our business or our stock price, regardless of its accuracy or inaccuracy. Our reputation could be adversely affected by actual or perceived failures or concerns related to ethics, compliance, product quality and safety, environmental matters, privacy, diversity and inclusion, human rights, compensation and benefits and corporate governance, among other things. Negative publicity can be disseminated rapidly through digital platforms, including social media, websites, blogs and newsletters. Customers and other interested parties value readily available information and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate without affording us an opportunity for redress or correction, and our success in preserving our brand image depends on our ability to recognize, respond to and effectively manage negative publicity in a rapidly changing environment. Adverse publicity or unfavorable commentary from any source could damage our reputation, reduce the demand for our homes or negatively impact the morale and performance of our employees, which could adversely affect our business.

Our business could be adversely affected by the loss of key personnel.

We rely on our key personnel to effectively operate and manage our businesses. Specifically, our success depends heavily on the performance of our homebuilding division and region presidents and their management teams, our rental housing management team, our financial services management team, our corporate office management teams, our Forestar management team and our executive officers. These key personnel have significant experience and skills as well as leadership and management abilities that are vital to our success. Our ability to attract and retain our key personnel may be impacted by matters involving reputation, culture, diversity and inclusion, compensation and benefits and our management of executive succession. We seek to retain our key personnel, to have succession and transition plans in place to address the potential loss of key personnel, and to manage personnel transitions due to retirements, promotions, transfers and other circumstances. However, if our retention, succession and transition implementation efforts are unsuccessful, the loss of key personnel could adversely affect our business.

Our business could be negatively impacted as a result of actions by activist stockholders or others.

We may be subject to actions or proposals from activist stockholders or others that may not align with our business strategies or the interests of our other stockholders. Responding to such actions could be costly and time-consuming, disrupt our business and operations and/or divert the attention of our Board of Directors and senior management from the pursuit of our business strategies. Activist stockholders may create perceived uncertainties as to the future direction of our business or strategy, including with respect to our ESG efforts, which may be exploited by our competitors and may make it more difficult to attract and retain qualified personnel, potential homebuyers and business partners and may affect our relationships with current homebuyers, subcontractors, investors and other third parties. In addition, actions of activist stockholders may cause periods of fluctuation in our stock price based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 2.   PROPERTIES

Our homebuilding and lot development operations own inventories of land, lots and homes, and our rental operations own rental properties that are both completed and under construction as part of the ordinary course of our business. We also own office buildings totaling approximately 1.8 million square feet, and we lease approximately 780,000 square feet of office space under leases expiring through November 2028. These properties are located in our various operating markets to house our homebuilding, rental, Forestar and financial services operating divisions and our regional and corporate offices.

We own ranch land and improvements totaling 93,700 acres, most of which has been owned for over 20 years. We use this land to conduct ranching and agricultural activities and to host company meetings and events.

ITEM 3.   LEGAL PROCEEDINGS

We are involved in lawsuits and other contingencies in the ordinary course of business. While the outcome of such contingencies cannot be predicted with certainty, we believe that the liabilities arising from these matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows. However, to the extent the liability arising from the ultimate resolution of any matter exceeds our estimates reflected in the recorded reserves relating to such matter, we could incur additional charges that could be significant.

With respect to administrative or judicial proceedings involving the environment, we have determined that we will disclose any such proceeding if we reasonably believe such proceeding will result in monetary sanctions, exclusive of interest and costs, at or in excess of $1 million.

In fiscal 2014, we received Notices of Violation from the United States Environmental Protection Agency (EPA), the Alabama Department of Environmental Management and the State of South Carolina Department of Health and Environmental Control related to stormwater compliance at certain of our sites in the southeastern United States within EPA Region 4. Since 2014, we have enhanced our practices and procedures related to stormwater compliance, and we are currently in discussions to resolve these matters. The resolution of these matters is expected to result in a monetary payment, an agreement to complete a supplemental environmental project that is intended to provide a tangible environmental benefit and entry of a consent decree in EPA Region 4 providing for ongoing reporting obligations and stipulated penalties for any future noncompliance with the consent decree. Collectively, these amounts may exceed $1 million. However, we do not believe it is reasonably possible that this matter would result in a loss that would have a material effect on our consolidated financial position, results of operations or cash flows.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on the NYSE under the symbol "DHI." As of November 13, 2023, the closing price of our common stock on the NYSE was $122.32, and there were approximately 265 holders of record.

In October 2023, our Board of Directors approved a quarterly cash dividend of $0.30 per common share, payable on November 28, 2023, to stockholders of record on November 21, 2023. The declaration of future cash dividends is at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, cash flows, capital requirements, financial condition and general business conditions.

We may repurchase shares of our common stock from time to time pursuant to our $1.0 billion common stock repurchase authorization, which was approved by our Board of Directors effective April 18, 2023, and which replaced our prior $1.0 billion common stock repurchase authorization. During fiscal 2023, we purchased 11.1 million shares of our common stock at a total cost, including commissions and excise taxes, of $1.2 billion. At September 30, 2023, our remaining stock repurchase authorization was $234.0 million. The share repurchases may be effected through Rule 10b5-1 plans or open market purchases, each in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended (Exchange Act). Shares repurchased in July 2023 included 585,063 shares purchased pursuant to a trading plan under Rule 10b5-1 of the Exchange Act. The following table sets forth information concerning our common stock repurchases during the three months ended September 30, 2023.

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that may yet be Purchased Under the Plans or Programs (1) (In millions)
July 2023	975,998	$ 123.21	975,998	$ 536.9
August 2023	2,066,704	122.12	2,066,704	284.5
September 2023	429,116	117.66	429,116	234.0
Total	3,471,818	$ 121.88	3,471,818	$ 234.0

_____

(1) In October 2023, our Board of Directors authorized the repurchase of up to $1.5 billion of our common stock, replacing the previous authorization, which at that time had only $32.8 million remaining due to repurchases made subsequent to our fiscal year end. The authorization has no expiration date.

During fiscal years 2023, 2022 and 2021, we did not sell any equity securities that were not registered under the Securities Act of 1933, as amended (Securities Act).

The information required by this item with respect to equity compensation plans is set forth under Item 12 of this annual report on Form 10-K and is incorporated herein by reference.

Stock Performance Graph

The following graph illustrates the cumulative total stockholder return on D.R. Horton common stock for the last five fiscal years through September 30, 2023, compared to the S&P 500 Index and the S&P 1500 Homebuilding Index. The comparison assumes a hypothetical investment in D.R. Horton common stock and in each of the foregoing indices of $100 at September 30, 2018 and assumes that all dividends were reinvested. Shareholder returns over the indicated period are based on historical data and should not be considered indicative of future shareholder returns. The graph and related disclosure in no way reflect our forecast of future financial performance.



Comparison of Five-Year Cumulative Total Return Among D.R. Horton, Inc., S&P 500 Index and S&P 1500 Homebuilding Index

	September 30,					
	2018	**2019**	**2020**	**2021**	**2022**	**2023**
D.R. Horton, Inc.	$ 100.00	$ 126.81	$ 184.21	$ 206.46	$ 167.44	$ 269.80
S&P 500 Index	100.00	104.25	120.05	156.07	131.92	160.44
S&P 1500 Homebuilding Index	100.00	134.28	178.85	200.85	159.09	259.68

This performance graph shall not be deemed to be incorporated by reference into our SEC filings and should not constitute soliciting material or otherwise be considered filed under the Securities Act or the Exchange Act.

ITEM 6.   [Reserved]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to promote an understanding of our financial condition, results of operations, liquidity and certain other factors that may affect future results. MD&A is provided as a supplement to, and should be read in conjunction with our consolidated financial statements and notes to those statements that appear elsewhere in this Form 10-K. This section discusses the results of operations for fiscal 2023 compared to 2022. For similar operating and financial data and discussion of our fiscal 2022 results compared to our fiscal 2021 results, refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under Part II of our annual report on Form 10-K for the fiscal year ended September 30, 2022, which was filed with the SEC on November 18, 2022.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to any differences include, but are not limited to, those discussed under the caption "Forward-Looking Statements" and under Item 1A, "Risk Factors."

Results of Operations — Overview

Fiscal 2023 Operating Results

In fiscal 2023, our number of homes closed increased slightly compared to the prior year, and our consolidated revenues increased 6% to $35.5 billion compared to $33.5 billion in the prior year. Our pre-tax income was $6.3 billion in fiscal 2023 compared to $7.6 billion in fiscal 2022, and our pre-tax operating margin was 17.8% compared to 22.8%. Net income was $4.8 billion in fiscal 2023 compared to $5.9 billion in fiscal 2022, and our diluted earnings per share was $13.82 compared to $16.51.

Consolidated net cash provided by operating activities was $4.3 billion in fiscal 2023 and $561.8 million in fiscal 2022, and cash provided by our homebuilding operations was $3.1 billion in fiscal 2023 compared to $1.9 billion in fiscal 2022. In fiscal 2023, our return on equity (ROE) was 22.7% compared to 34.5% in fiscal 2022, and our homebuilding return on inventory (ROI) was 29.7% compared to 42.8%. ROE is calculated as net income attributable to D.R. Horton for the year divided by average stockholders' equity, where average stockholders' equity is the sum of ending stockholders' equity balances of the trailing five quarters divided by five. Homebuilding ROI is calculated as homebuilding pre-tax income for the year divided by average inventory, where average inventory is the sum of ending homebuilding inventory balances for the trailing five quarters divided by five.

Demand for new homes remained solid during fiscal 2023 as our net sales orders increased 3% compared to fiscal 2022. Although inflationary pressures and mortgage interest rates remain elevated, demand improved beginning in the second quarter of fiscal 2023 due to typical seasonal factors, coupled with our use of incentives and pricing adjustments to adapt to market conditions. The disruptions in the supply chain for certain building materials and tightness in the labor market we experienced during the past two years have largely subsided, and our construction cycle times are improving. Our homebuilding operating margins are lower than last year due to pricing adjustments, incentives and cost inflation, but margins improved in the second half of the year as home prices and incentives stabilized and some reductions in construction costs were realized. Although higher interest rates and economic uncertainty may persist for some time, the supply of both new and existing homes at affordable price points remains limited, and demographics supporting housing demand remain favorable. We believe we are well-positioned to meet changing market conditions with our affordable product offerings and lot supply and will manage our home pricing, sales incentives and number of homes in inventory based on the level of homebuyer demand.

Within our homebuilding land and lot portfolio, our lots controlled through purchase contracts represent 75% of the lots owned and controlled at September 30, 2023 compared to 77% at September 30, 2022. We remain focused on our relationships with Forestar and other land developers across the country and expect to continue to control a substantial majority of our lot pipeline through purchase contracts.

We believe our strong balance sheet and liquidity position provide us with the flexibility to operate effectively through changing economic conditions. We plan to continue to generate strong cash flows from our homebuilding operations and manage our product offerings, incentives, home pricing, sales pace and inventory levels to optimize the return on our inventory investments in each of our communities based on local housing market conditions.

Strategy

Our operating strategy focuses on consistently enhancing long-term value to our shareholders by leveraging our financial and competitive position to maximize the returns on our inventory investments and generate strong profitability and cash flows, while managing risk and maintaining financial flexibility to navigate changing economic conditions. Our strategy includes the following initiatives:

- Developing and retaining highly experienced and productive teams of personnel throughout our company that are aligned and focused on continuous improvement in our operational execution and financial performance.

- Maintaining a significant cash balance and strong overall liquidity position while controlling our level of debt.

- Allocating and actively managing our inventory investments across our operating markets to diversify our geographic risk.

- Offering new home communities that appeal to a broad range of entry-level, move-up, active adult and luxury homebuyers based on consumer demand in each market.

- Modifying product offerings, sales pace, home prices and incentives as necessary in each of our markets to meet consumer demand and maintain affordability.

- Delivering high quality homes and a positive experience to our customers both during and after the sale.

- Managing our inventory of homes under construction relative to demand in each of our markets, including starting construction on unsold homes to capture new home demand and actively controlling the number of unsold, completed homes in inventory.

- Investing in lots, land and land development in desirable markets, while controlling the level of land and lots we own in each market relative to the local new home demand.

- Controlling a significant portion of our land and finished lot position through purchase contracts with Forestar and other land developers.

- Controlling the cost of labor and goods provided by vendors and subcontractors.

- Improving the efficiency of our land development, construction, sales and other key operational activities.

- Controlling our selling, general and administrative (SG&A) expense infrastructure to match production levels.

- Ensuring that our financial services business provides high quality mortgage and title services to homebuyers efficiently and effectively.

- Investing in the construction and leasing of single-family and multi-family rental properties to meet rental demand in high growth suburban markets and selling these properties profitably.

- Opportunistically evaluating potential acquisitions to enhance our operating platform.

We believe our operating strategy, which has produced positive results in recent years, will allow us to successfully operate through changing economic conditions and maintain our strong financial performance and competitive position. However, we cannot provide any assurances that the initiatives listed above will continue to be successful, and we may need to adjust parts of our strategy to meet future market conditions.

Key Results

Key financial results as of and for our fiscal year ended September 30, 2023, as compared to fiscal 2022, were as follows:

Homebuilding:

- Homebuilding revenues decreased 1% to $31.7 billion compared to $31.9 billion.

- Homes closed increased slightly to 82,917 homes, and the average closing price of those homes decreased 1% to $381,600.

- Net sales orders increased 3% to 78,342 homes, while the value of net sales orders decreased 3% to $29.5 billion.

- Sales order backlog decreased 23% to 15,197 homes, and the value of sales order backlog decreased 26% to $5.9 billion.

- Home sales gross margin was 23.5% compared to 28.7%.

- Homebuilding SG&A expense was 7.1% of homebuilding revenues compared to 6.8%.

- Homebuilding pre-tax income was $5.3 billion compared to $6.9 billion.

- Homebuilding pre-tax income was 16.6% of homebuilding revenues compared to 21.7%.

- Homebuilding return on inventory was 29.7% compared to 42.8%.

- Net cash provided by homebuilding operations was $3.1 billion compared to $1.9 billion.

- Homebuilding cash and cash equivalents totaled $2.9 billion compared to $2.0 billion.

- Homebuilding inventories totaled $18.2 billion compared to $17.3 billion.

- Homes in inventory totaled 42,000 compared to 46,400.

- Owned lots totaled 141,100 compared to 131,100, and lots controlled through purchase contracts totaled 427,300 compared to 442,100.

- Homebuilding debt was $2.3 billion compared to $2.9 billion.

Rental:

- Rental revenues were $2.6 billion compared to $510.2 million.

- Rental pre-tax income was $524.2 million compared to $202.0 million.

- Rental inventory totaled $2.7 billion compared to $2.6 billion.

- Multi-family rental units closed totaled 2,112 compared to 775.

- Single-family rental homes closed totaled 6,175 compared to 774.

Forestar:

- Forestar's revenues decreased 5% to $1.4 billion compared to $1.5 billion. Revenues in both fiscal 2023 and 2022 included $1.2 billion of revenue from land and lot sales to our homebuilding segment.

- Forestar's lots sold decreased 21% to 14,040 compared to 17,691. Lots sold to D.R. Horton totaled 12,249 compared to 14,895.

- Forestar's pre-tax income was $221.6 million compared to $235.8 million.

- Forestar's pre-tax income was 15.4% of revenues compared to 15.5%.

- Forestar's cash and cash equivalents totaled $616.0 million compared to $264.8 million.

- Forestar's inventories totaled $1.8 billion compared to $2.0 billion.

- Forestar's owned and controlled lots totaled 79,200 compared to 90,100. Of these lots, 31,400 were under contract to sell to or subject to a right of first offer with D.R. Horton compared to 36,700.

- Forestar's debt was $695.0 million compared to $706.0 million.

- Forestar's debt to total capital was 33.7% compared to 37.1%, and Forestar's net debt to total capital was 5.5% compared to 26.9%.

Financial Services:

- Financial services revenues increased 1% to $801.5 million compared to $795.0 million.

- Financial services pre-tax income decreased 3% to $283.3 million compared to $290.6 million.

- Financial services pre-tax income was 35.3% of financial services revenues compared to 36.6%.

Consolidated Results:

- Consolidated revenues increased 6% to $35.5 billion compared to $33.5 billion.

- Consolidated pre-tax income decreased 17% to $6.3 billion compared to $7.6 billion.

- Consolidated pre-tax income was 17.8% of consolidated revenues compared to 22.8%.

- Income tax expense was $1.5 billion compared to $1.7 billion, and our effective tax rate was 24.1% compared to 22.7%.

- Net income attributable to D.R. Horton decreased 19% to $4.7 billion compared to $5.9 billion.

- Diluted net income per common share attributable to D.R. Horton decreased 16% to $13.82 compared to $16.51.

- Net cash provided by operations was $4.3 billion compared to $561.8 million.

- Stockholders' equity was $22.7 billion compared to $19.4 billion.

- Book value per common share increased to $67.78 compared to $56.39.

- Debt to total capital was 18.3% compared to 23.8%, and net debt to total capital was 5.1% compared to 15.4%.

Results of Operations — Homebuilding

Our operating segments are our 81 homebuilding divisions, our rental operations, our majority-owned Forestar residential lot development operations, our financial services operations and our other business activities. The homebuilding operating segments are aggregated into six reporting segments. These reporting segments, which we also refer to as reporting regions, have homebuilding operations located in the following states:

Northwest:	Colorado, Oregon, Utah and Washington
Southwest:	Arizona, California, Hawaii, Nevada and New Mexico
South Central:	Arkansas, Oklahoma and Texas
Southeast:	Alabama, Florida, Louisiana and Mississippi
East:	Georgia, North Carolina, South Carolina and Tennessee
North:	Delaware, Illinois, Indiana, Iowa, Kentucky, Maryland, Minnesota, Nebraska, New Jersey, Ohio, Pennsylvania, Virginia and West Virginia

The following tables and related discussion set forth key operating and financial data for our homebuilding operations by reporting segment as of and for the fiscal years ended September 30, 2023 and 2022.

Net Sales Orders (1)
Year Ended September 30,

	Net Homes Sold			Value (In millions)			Average Selling Price		
	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change
Northwest	4,622	4,509	3 %	$ 2,425.1	$ 2,566.5	(6)%	$ 524,700	$ 569,200	(8)%
Southwest	8,470	8,111	4 %	4,023.1	4,235.5	(5)%	475,000	522,200	(9)%
South Central	20,716	21,417	(3)%	6,735.9	7,409.8	(9)%	325,200	346,000	(6)%
Southeast	21,683	21,649	— %	7,812.0	8,193.6	(5)%	360,300	378,500	(5)%
East	15,013	13,479	11 %	5,361.4	5,059.7	6 %	357,100	375,400	(5)%
North	7,838	6,972	12 %	3,170.4	2,908.5	9 %	404,500	417,200	(3)%
	78,342	76,137	3 %	$29,527.9	$30,373.6	(3)%	$ 376,900	$ 398,900	(6)%

_____

(1) Net sales orders represent the number and dollar value of new sales contracts executed with customers (gross sales orders), net of cancelled sales orders.

Sales Order Cancellations
Year Ended September 30,

	Cancelled Sales Orders		Value (In millions)		Cancellation Rate (1)	
	2023	2022	2023	2022	2023	2022
Northwest	949	845	$ 514.5	$ 468.2	17 %	16 %
Southwest	1,961	2,485	975.7	1,190.8	19 %	23 %
South Central	5,901	6,866	2,029.7	2,343.8	22 %	24 %
Southeast	5,840	5,612	2,132.8	2,006.3	21 %	21 %
East	3,379	2,913	1,226.4	1,055.5	18 %	18 %
North	1,763	1,384	715.8	564.2	18 %	17 %
	19,793	20,105	$ 7,594.9	$ 7,628.8	20 %	21 %

_____

(1) Cancellation rate represents the number of cancelled sales orders divided by gross sales orders.

Net Sales Orders

The number of net sales orders increased 3% during 2023 compared to 2022, while the value of net sales orders decreased 3% to $29.5 billion (78,342 homes) in 2023 from $30.4 billion (76,137 homes) in 2022 due to the decrease in our average selling price. The average selling price of net sales orders during fiscal 2023 was $376,900, down 6% from the prior year. The overall increase in sales order volume was primarily due to increases in the East and North where our Carolina (particularly Myrtle Beach) and Ohio markets, respectively, contributed the most.

In late fiscal 2022, we began to see a moderation in housing demand that persisted into early fiscal 2023 as mortgage interest rates increased substantially and inflationary pressures remained elevated. Despite the continuation of those conditions, demand improved beginning in the second quarter of fiscal 2023 due to typical seasonal factors, coupled with an increased use of incentives and pricing adjustments to adapt to changing market conditions. Although higher interest rates and economic uncertainty may persist for some time, the supply of both new and existing homes at affordable price points remains limited, and demographics supporting housing demand remain favorable. We believe we are well-positioned to meet changing market conditions with our affordable product offerings and lot supply.

Our sales order cancellation rate (cancelled sales orders divided by gross sales orders for the period) was 20% in 2023 compared to 21% in 2022.

Sales Order Backlog

As of September 30,

	Homes in Backlog			Value (In millions)			Average Selling Price		
	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change
Northwest	547	724	(24)%	$ 278.1	$ 427.1	(35)%	$ 508,400	$ 589,900	(14)%
Southwest	1,407	1,760	(20)%	681.3	905.0	(25)%	484,200	514,200	(6)%
South Central	3,588	5,692	(37)%	1,220.1	2,051.7	(41)%	340,100	360,500	(6)%
Southeast	4,816	6,983	(31)%	1,873.7	2,787.3	(33)%	389,100	399,200	(3)%
East	3,381	3,086	10 %	1,252.4	1,214.8	3 %	370,400	393,600	(6)%
North	1,458	1,369	7 %	617.7	589.1	5 %	423,700	430,300	(2)%
	15,197	19,614	(23)%	$ 5,923.3	$ 7,975.0	(26)%	$ 389,800	$ 406,600	(4)%

Sales Order Backlog

Sales order backlog represents homes under contract but not yet closed at the end of the period. Many of the contracts in our sales order backlog are subject to contingencies, including mortgage loan approval and buyers selling their existing homes, which can result in cancellations. A portion of the contracts in backlog will not result in closings due to cancellations.

Homes Closed and Revenue

Year Ended September 30,

	Homes Closed			Home Sales Revenue (In millions)			Average Selling Price		
	2023	**2022**	**% Change**	**2023**	**2022**	**% Change**	**2023**	**2022**	**% Change**
Northwest	4,799	4,739	1 %	$ 2,574.1	$ 2,637.1	(2)%	$ 536,400	$ 556,500	(4)%
Southwest	8,823	9,789	(10)%	4,246.7	4,826.4	(12)%	481,300	493,000	(2)%
South Central	22,923	24,458	(6)%	7,598.1	8,183.5	(7)%	331,500	334,600	(1)%
Southeast	23,905	21,985	9 %	8,756.5	7,941.0	10 %	366,300	361,200	1 %
East	14,718	14,610	1 %	5,323.9	5,314.2	— %	361,700	363,700	(1)%
North	7,749	7,163	8 %	3,141.7	2,959.5	6 %	405,400	413,200	(2)%
	82,917	82,744	— %	$31,641.0	$31,861.7	(1)%	$ 381,600	$ 385,100	(1)%

Home Sales Revenue

Revenues from home sales decreased 1% to $31.6 billion (82,917 homes closed) in 2023 from $31.9 billion (82,744 homes closed) in 2022. The increase in closings volume in the Southeast was due to our Florida markets (particularly Tampa) and in the North was due to our Indianapolis and Maryland markets. The decrease in closings volume in the Southwest was due to our California markets (particularly Southern California).

Homebuilding Operating Margin Analysis

	Percentages of Related Revenues	
	Year Ended September 30,	
	2023	**2022**
Gross profit — home sales	23.5 %	28.7 %
Gross profit — land/lot sales and other	47.4 %	36.3 %
Inventory and land option charges	(0.2)%	(0.2)%
Gross profit — total homebuilding	23.4 %	28.5 %
Selling, general and administrative expense	7.1 %	6.8 %
Other (income) expense	(0.2)%	(0.1)%
Homebuilding pre-tax income	16.6 %	21.7 %

Home Sales Gross Profit

Gross profit from home sales decreased to $7.4 billion in 2023 from $9.1 billion in 2022 and decreased 520 basis points to 23.5% as a percentage of home sales revenues. The percentage decrease resulted from a decrease of 530 basis points due to the average cost of our homes closed increasing while the average selling price of those homes decreased, partially offset by 10 basis points due to a reduction in warranty and construction defect costs.

We remain focused on managing the pricing, incentives and sales pace in each of our communities to optimize the returns on our inventory investments and adjust to local market conditions and new home demand. To adjust to changing market conditions and higher mortgage interest rates during fiscal 2023, we increased our use of incentives and reduced home prices and sizes of our home offerings where necessary to provide better affordability to homebuyers. Based on current market conditions, we expect to continue offering a higher level of incentives in fiscal 2024.

Land/Lot Sales and Other Revenues

Land/lot sales and other revenues from our homebuilding operations were $102.2 million and $61.4 million in fiscal 2023 and 2022, respectively. We continually evaluate our land and lot supply, and fluctuations in revenues and profitability from land sales occur based on how we manage our inventory levels in various markets. We generally purchase land and lots with the intent to build and sell homes on them. However, some of the land that we purchase includes commercially zoned parcels that we may sell to commercial developers. We may also sell residential lots or land parcels to manage our supply or for other strategic reasons. As of September 30, 2023, our homebuilding operations had $8.7 million of land held for sale that we expect to sell in the next twelve months.

Inventory and Land Option Charges

At the end of each quarter, we review the performance and outlook for all of our communities and land inventories for indicators of potential impairment and perform detailed impairment evaluations and analyses when necessary. As a result of this review, there were $2.0 million of impairments recorded in our homebuilding segment during the three months ended September 30, 2023. During fiscal 2023, impairment charges related to our homebuilding segment totaled $7.7 million. There were no impairment charges recorded in our homebuilding segment in fiscal 2022.

As we manage our inventory investments across our operating markets to optimize returns and cash flows, we may modify our pricing and incentives, construction and development plans or land sale strategies in individual active communities and land held for development, which could result in the affected communities being evaluated for potential impairment. If the housing market or economic conditions are adversely affected for a prolonged period, we may be required to evaluate additional communities for potential impairment. These evaluations could result in impairment charges, which could be significant.

During fiscal 2023 and 2022, earnest money and pre-acquisition cost write-offs related to our homebuilding segment's land purchase contracts that we have terminated or expect to terminate were $53.0 million and $57.2 million, respectively.

Selling, General and Administrative (SG&A) Expense

SG&A expense from homebuilding activities increased 2% to $2.24 billion in fiscal 2023 from $2.19 billion in fiscal 2022. SG&A expense as a percentage of homebuilding revenues was 7.1% and 6.8% in fiscal 2023 and 2022, respectively.

Employee compensation and related costs were $1.9 billion and $1.8 billion in fiscal 2023 and 2022, respectively, representing 85% and 82% of SG&A costs in those years. These costs increased 6% in fiscal 2023 from the prior year period. Our homebuilding operations employed 9,190 and 8,967 people at September 30, 2023 and 2022, respectively.

We attempt to control our homebuilding SG&A costs while ensuring that our infrastructure adequately supports our operations; however, we cannot make assurances that we will be able to maintain or improve upon the current SG&A expense as a percentage of revenues.

Interest Incurred

We capitalize interest costs incurred to inventory during active development and construction (active inventory). Capitalized interest is charged to cost of sales as the related inventory is delivered to the buyer. Interest incurred by our homebuilding operations decreased 38% to $68.8 million in fiscal 2023 from $110.7 million in fiscal 2022, primarily due to a 25% decrease in our average homebuilding debt. Interest charged to cost of sales was 0.4% and 0.5% of homebuilding cost of sales (excluding inventory and land option charges) in those years.

Other Income

Other income, net of other expenses, included in our homebuilding operations increased to $78.8 million in fiscal 2023 compared to $16.4 million in fiscal 2022, primarily due to an increase in interest income. Other income also consists of various other types of ancillary income, gains, expenses and losses not directly associated with sales of homes, land and lots. The activities that result in this ancillary income are not significant, either individually or in the aggregate.

Business Acquisitions

In December 2022, we acquired the homebuilding operations of Riggins Custom Homes in Northwest Arkansas for approximately $107 million in cash. The assets acquired included approximately 170 homes in inventory, 3,000 lots and a sales order backlog of 100 homes.

In June 2023, we acquired the homebuilding operations of Truland Homes for approximately $110 million in cash. Truland Homes operates in Baldwin County, Alabama and Northwest Florida. The assets acquired included approximately 155 homes in inventory, 620 lots and a sales order backlog of 55 homes. We also acquired control of approximately 660 additional lots through land purchase contracts.

Homebuilding Results by Reporting Region

| | Year Ended September 30, | | | | | |
| | 2023 | | | 2022 | | |
	Homebuilding Revenues	Homebuilding Pre-tax Income (1)	% of Revenues	Homebuilding Revenues	Homebuilding Pre-tax Income (1)	% of Revenues
	(In millions)					
Northwest	$ 2,582.4	$ 391.1	15.1 %	$ 2,658.4	$ 560.8	21.1 %
Southwest	4,282.8	489.3	11.4 %	4,840.7	968.3	20.0 %
South Central	7,612.6	1,388.3	18.2 %	8,192.3	1,910.7	23.3 %
Southeast	8,760.8	1,711.1	19.5 %	7,951.2	1,918.5	24.1 %
East	5,325.3	935.7	17.6 %	5,318.1	1,126.3	21.2 %
North	3,179.3	350.8	11.0 %	2,962.4	456.3	15.4 %
	$ 31,743.2	$ 5,266.3	16.6 %	$ 31,923.1	$ 6,940.9	21.7 %

(1) Expenses maintained at the corporate level consist primarily of interest and property taxes, which are capitalized and amortized to cost of sales or expensed directly, and the expenses related to operating our corporate office. The amortization of capitalized interest and property taxes is allocated to each segment based on the segment's cost of sales, while expenses associated with the corporate office are allocated to each segment based on the segment's inventory balances.

Northwest Region — Homebuilding revenues decreased 3% in fiscal 2023 compared to fiscal 2022, due to decreases in the average selling price of homes closed in most of our markets, partially offset by an increase in homes closed in our Salt Lake City and Seattle markets. The region generated pre-tax income of $391.1 million in 2023 compared to $560.8 million in 2022. Gross profit from home sales as a percentage of home sales revenue (home sales gross profit percentage) decreased by 600 basis points in 2023 compared to 2022, primarily due to the average cost of homes closed increasing while the average selling price of those homes decreased. As a percentage of homebuilding revenues, SG&A expenses increased by 30 basis points in 2023 compared to 2022, primarily due to an increase in SG&A expenses.

Southwest Region — Homebuilding revenues decreased 12% in fiscal 2023 compared to fiscal 2022, primarily due to decreases in the number of homes closed in most markets and a decrease in the average selling price. The region generated pre-tax income of $489.3 million in 2023 compared to $968.3 million in 2022. Home sales gross profit percentage decreased by 820 basis points in 2023 compared to 2022, primarily due to the average cost of homes closed increasing while the average selling price of those homes decreased. As a percentage of homebuilding revenues, SG&A expenses increased by 50 basis points in 2023 compared to 2022, primarily due to the decrease in homebuilding revenues.

South Central Region — Homebuilding revenues decreased 7% in fiscal 2023 compared to fiscal 2022, primarily due to decreases in the number of homes closed in our Dallas and Houston markets. The region generated pre-tax income of $1.4 billion in 2023 compared to $1.9 billion in 2022. Home sales gross profit percentage decreased by 490 basis points in 2023 compared to 2022, primarily due to the average cost of homes closed increasing while the average selling price of those homes decreased. As a percentage of homebuilding revenues, SG&A expenses increased by 40 basis points in 2023 compared to 2022, primarily due to the decrease in homebuilding revenues.

Southeast Region — Homebuilding revenues increased 10% in fiscal 2023 compared to fiscal 2022, primarily due to increases in the number of homes closed in our Jacksonville, Orlando and Tampa markets. The region generated pre-tax income of $1.7 billion in 2023 compared to $1.9 billion in 2022. Home sales gross profit percentage decreased by 520 basis points in 2023 compared to 2022, primarily due to the average cost of homes closed increasing by more than the average selling price of those homes. As a percentage of homebuilding revenues, SG&A expenses decreased by 40 basis points in 2023 compared to 2022, primarily due to the increase in homebuilding revenues.

East Region — Homebuilding revenues were essentially flat in fiscal 2023 compared to fiscal 2022. The region generated pre-tax income of $935.7 million in 2023 compared to $1.1 billion in 2022. Home sales gross profit percentage decreased by 350 basis points in 2023 compared to 2022, primarily due to the average cost of homes closed increasing while the average selling price of those homes decreased. As a percentage of homebuilding revenues, SG&A expenses increased by 30 basis points in 2023 compared to 2022, primarily due to an increase in SG&A expenses.

North Region — Homebuilding revenues increased 7% in fiscal 2023 compared to fiscal 2022, due to increases in the number of homes closed in most of our markets. The region generated pre-tax income of $350.8 million in 2023 compared to $456.3 million in 2022. Home sales gross profit percentage decreased by 470 basis points in 2023 compared to 2022, primarily due to the average cost of homes closed increasing while the average selling price of those homes decreased. As a percentage of homebuilding revenues, SG&A expenses increased by 40 basis points in 2023 compared to 2022, primarily due to an increase in SG&A expenses.

Homebuilding Inventories, Land and Lot Position and Homes in Inventory

We routinely enter into contracts to purchase land or developed residential lots at predetermined prices on a defined schedule commensurate with planned development or anticipated new home demand. At the time of purchase, the undeveloped land is generally vested with the rights to begin development or construction work, and we plan and coordinate the development of our land into residential lots for use in our homebuilding business. We manage our inventory of owned land and lots and homes under construction relative to demand in each of our markets, including starting construction on unsold homes to capture new home demand and actively controlling the number of unsold, completed homes in inventory.

Our homebuilding segment's inventories at September 30, 2023 and 2022 are summarized as follows:

| | September 30, 2023 | | | | |
	Construction in Progress and Finished Homes	Residential Land/Lots Developed and Under Development	Land Held for Development	Land Held for Sale	Total Inventory
	(In millions)				
Northwest	$ 819.5	$ 1,087.5	$ —	$ 0.5	$ 1,907.5
Southwest	1,280.0	1,845.0	6.7	1.3	3,133.0
South Central	2,040.2	1,769.6	0.3	0.4	3,810.5
Southeast	2,390.5	1,549.8	13.2	5.0	3,958.5
East	1,393.5	1,630.4	—	0.8	3,024.7
North	1,083.7	993.7	—	0.6	2,078.0
Corporate and unallocated (1)	126.9	116.3	0.3	0.1	243.6
	$ 9,134.3	$ 8,992.3	$ 20.5	$ 8.7	$ 18,155.8

| | September 30, 2022 | | | | |
	Construction in Progress and Finished Homes	Residential Land/Lots Developed and Under Development	Land Held for Development	Land Held for Sale	Total Inventory
	(In millions)				
Northwest	$ 854.9	$ 945.1	$ —	$ 2.2	$ 1,802.2
Southwest	1,328.7	1,447.2	7.2	18.6	2,801.7
South Central	2,304.9	1,625.4	0.3	1.1	3,931.7
Southeast	2,692.7	1,385.2	13.2	—	4,091.1
East	1,389.3	1,153.4	—	—	2,542.7
North	1,251.9	676.7	—	7.1	1,935.7
Corporate and unallocated (1)	129.1	89.5	0.3	0.4	219.3
	$ 9,951.5	$ 7,322.5	$ 21.0	$ 29.4	$ 17,324.4

---

(1) Corporate and unallocated inventory consists primarily of capitalized interest and property taxes.

Our land and lot position and homes in inventory at September 30, 2023 and 2022 are summarized as follows:

| | September 30, 2023 | | | |
	Land/Lots Owned (1)	Lots Controlled Through Land and Lot Purchase Contracts (2)(3)	Total Land/Lots Owned and Controlled	Homes in Inventory (4)
Northwest	14,100	20,300	34,400	2,800
Southwest	22,600	30,500	53,100	4,700
South Central	36,700	69,500	106,200	10,800
Southeast	24,700	132,900	157,600	12,100
East	27,700	118,400	146,100	7,100
North	15,300	55,700	71,000	4,500
	141,100	427,300	568,400	42,000
	25 %	75 %	100 %	

| | September 30, 2022 | | | |
	Land/Lots Owned (1)	Lots Controlled Through Land and Lot Purchase Contracts (2)(3)	Total Land/Lots Owned and Controlled	Homes in Inventory (4)
Northwest	11,100	32,200	43,300	2,900
Southwest	22,100	36,500	58,600	4,900
South Central	37,800	66,500	104,300	12,400
Southeast	24,700	138,600	163,300	14,200
East	22,700	105,700	128,400	6,800
North	12,700	62,600	75,300	5,200
	131,100	442,100	573,200	46,400
	23 %	77 %	100 %	

(1) Land/lots owned included approximately 50,300 and 37,600 owned lots that are fully developed and ready for home construction at September 30, 2023 and 2022, respectively.

(2) The total remaining purchase price of lots controlled through land and lot purchase contracts at September 30, 2023 and 2022 was $21.1 billion and $19.7 billion, respectively, secured by earnest money deposits of $1.8 billion and $1.6 billion, respectively. The total remaining purchase price of lots controlled through land and lot purchase contracts at September 30, 2023 and 2022 included $1.3 billion and $1.4 billion, respectively, related to lot purchase contracts with Forestar, secured by $139.1 million and $131.7 million, respectively, of earnest money.

(3) Lots controlled at September 30, 2023 included approximately 31,400 lots owned or controlled by Forestar, 14,400 of which our homebuilding divisions had under contract to purchase and 17,000 of which our homebuilding divisions had a right of first offer to purchase. Of these, approximately 12,000 lots were in our Southeast region, 6,000 lots were in our East region, 4,700 lots were in our South Central region, 3,300 lots were in our Southwest region, 3,300 lots were in our North region and 2,100 lots were in our Northwest region. Lots controlled at September 30, 2022 included approximately 36,700 lots owned or controlled by Forestar, 17,800 of which our homebuilding divisions had under contract to purchase and 18,900 of which our homebuilding divisions had a right of first offer to purchase.

(4) Approximately 27,000 and 27,200 of our homes in inventory were unsold at September 30, 2023 and 2022, respectively. At September 30, 2023, approximately 7,000 of our unsold homes were completed, of which approximately 620 homes had been completed for more than six months. At September 30, 2022, approximately 4,400 of our unsold homes were completed, of which approximately 90 homes had been completed for more than six months. Homes in inventory exclude approximately 2,100 and 1,800 model homes at September 30, 2023 and 2022, respectively.

Results of Operations — Rental

Our rental segment consists of single-family and multi-family rental operations. The single-family rental operations primarily construct and lease single-family homes within a community and then market each community for a bulk sale of rental homes. The multi-family rental operations develop, construct, lease and sell residential rental properties, with a primary focus on constructing garden style apartment communities in high growth suburban markets. Single-family and multi-family rental property sales are recognized as revenues, and rental income is recognized as other income. The following tables provide further information regarding our rental operations as of and for the fiscal years ended September 30, 2023 and 2022.

	Rental Homes/Units Closed	
	Year Ended September 30,	
	2023	2022
Single-family rental homes	6,175	774
Multi-family rental units	2,112	775
	8,287	1,549

	Results of Operations	
	(In millions)	
Revenues		
Single-family rental	$ 2,014.8	$ 313.8
Multi-family rental and other	590.7	196.4
Total revenues	2,605.5	510.2
Cost of sales		
Single-family rental	1,504.8	147.8
Multi-family rental and other	382.0	95.6
Inventory and land option charges	6.7	0.8
Total cost of sales	1,893.5	244.2
Selling, general and administrative expense	290.2	91.1
Other (income) expense	(102.4)	(27.1)
Income before income taxes	$ 524.2	$ 202.0

Revenues from our rental operations increased to $2.6 billion in fiscal 2023 from $510.2 million in fiscal 2022, and pre-tax income increased to $524.2 million from $202.0 million. These increases reflect the significant growth of our rental operations resulting from our increased investment in this segment of our business during the past two years.

At September 30, 2023, our rental property inventory of $2.7 billion included $1.3 billion of inventory related to our single-family rental operations and $1.4 billion of inventory related to our multi-family rental operations. At September 30, 2022, our rental property inventory of $2.6 billion included $1.7 billion of inventory related to our single-family rental operations and $897.2 million of inventory related to our multi-family rental operations. Single-family rental homes and lots and multi-family rental units at September 30, 2023 and 2022 consisted of the following:

	Rental Inventory	
	September 30,	
	2023	2022
Single-family rental homes (1)	5,630	7,400
Single-family rental lots (2)	3,380	6,680
Multi-family rental units (3)	9,150	6,110

---

(1) Single-family rental homes at September 30, 2023 consist of 1,260 homes under construction and 4,370 completed homes. Single-family rental homes at September 30, 2022 consist of 3,870 homes under construction and 3,530 completed homes.

(2) Single-family rental lots at September 30, 2023 consist of 2,210 undeveloped lots and 1,170 finished lots. Single-family rental lots at September 30, 2022 consist of 4,910 undeveloped lots and 1,770 finished lots.

(3) Multi-family rental units at September 30, 2023 consist of 7,200 units under construction and 1,950 units that were substantially complete and in the lease-up phase. Multi-family rental units at September 30, 2022 consist of 5,810 units under construction and 300 units that were substantially complete and in the lease-up phase.

Results of Operations — Forestar

At September 30, 2023, we owned 63% of the outstanding shares of Forestar. Forestar is a publicly traded residential lot development company with operations in 54 markets across 22 states as of September 30, 2023. (See Note B to the accompanying financial statements for additional Forestar segment information.)

Results of operations for the Forestar segment for the fiscal years ended September 30, 2023 and 2022 were as follows:

	Year Ended September 30,	
	2023	2022
	(In millions)	
Total revenues	$ 1,436.9	$ 1,519.1
Cost of land/lot sales and other	1,108.9	1,182.7
Inventory and land option charges	24.0	12.4
Total cost of sales	1,132.9	1,195.1
Selling, general and administrative expense	97.7	93.6
Other (income) expense	(15.3)	(5.4)
Income before income taxes	$ 221.6	$ 235.8

Forestar's revenues are primarily derived from sales of single-family residential lots to local, regional and national homebuilders and land bankers for homebuilders. The following tables provide further information regarding Forestar's revenues and lot position as of and for the fiscal years ended September 30, 2023 and 2022.

	Year Ended September 30,			
	Lots Sold		Value (In millions)	
	2023	2022	2023	2022
Residential single-family lots sold				
Lots sold to D.R. Horton	12,249	14,895	$ 1,094.7	$ 1,231.8
Total lots sold	14,040	17,691	$ 1,275.7	$ 1,455.5
Tract acres sold to D.R. Horton	820	—	$ 114.1	$ —

	September 30,	
	2023	2022
Residential single-family lots in inventory and under contract		
Lots owned	52,400	61,800
Lots controlled through land purchase contracts	26,800	28,300
Total lots owned and controlled	79,200	90,100
Owned lots under contract to sell to D.R. Horton	14,400	17,800
Owned lots under contract to customers other than D.R. Horton	600	1,400
Total owned lots under contract	15,000	19,200
Owned lots subject to right of first offer with D.R. Horton	17,000	18,900
Owned lots fully developed	6,400	5,500

At September 30, 2023 and 2022, Forestar's inventory, which includes land and lots developed, under development and held for development, totaled $1.8 billion and $2.0 billion, respectively.

Forestar's inventory and land option charges during fiscal 2023 and 2022 included impairment charges of $19.4 million and $3.8 million, respectively.

SG&A expense for fiscal 2023 and 2022 included charges of $3.8 million and $4.1 million, respectively, related to the shared services agreement between Forestar and D.R. Horton whereby D.R. Horton provides Forestar with certain administrative, compliance, operational and procurement services.

Results of Operations — Financial Services

The following tables and related discussion set forth key operating and financial data for our financial services operations, comprising DHI Mortgage and our subsidiary title companies, for the fiscal years ended September 30, 2023 and 2022.

	Year Ended September 30,		
	2023	2022	% Change
Number of first-lien loans originated or brokered by DHI Mortgage for D.R. Horton homebuyers	62,699	57,355	9 %
Number of homes closed by D.R. Horton	82,917	82,744	— %
Percentage of D.R. Horton homes financed by DHI Mortgage	76 %	69 %	
Number of total loans originated or brokered by DHI Mortgage for D.R. Horton homebuyers	62,773	57,414	9 %
Total number of loans originated or brokered by DHI Mortgage	63,135	58,298	8 %
Captive business percentage	99 %	98 %	
Loans sold by DHI Mortgage to third parties	62,350	57,213	9 %

	Year Ended September 30,		
	2023	2022	% Change
	(In millions)		
Loan origination and other fees	$ 71.8	$ 52.3	37 %
Gains on sale of mortgage loans and mortgage servicing rights	538.4	561.7	(4)%
Servicing income	6.1	3.4	79 %
Total mortgage operations revenues	616.3	617.4	— %
Title policy premiums	185.2	177.6	4 %
Total revenues	801.5	795.0	1 %
General and administrative expense	594.9	547.6	9 %
Other (income) expense	(76.7)	(43.2)	78 %
Financial services pre-tax income	$ 283.3	$ 290.6	(3)%

Financial Services Operating Margin Analysis

	Percentages of Financial Services Revenues	
	Year Ended September 30,	
	2023	2022
General and administrative expense	74.2 %	68.9 %
Other (income) expense	(9.6)%	(5.4)%
Financial services pre-tax income	35.3 %	36.6 %

Mortgage Loan Activity

DHI Mortgage's primary focus is to originate loans for our homebuilding operations and those loan originations account for the majority of its total loan volume. In fiscal 2023, while the number of homes closed by our homebuilding operations increased only slightly, the percentage of the loans originated by DHI Mortgage related to those homes closed was 76%, up from 69% in fiscal 2022. This increase reflects DHI Mortgage's ongoing efforts to align their business with our homebuilding operations by offering competitive products and pricing.

The number of loans sold increased 9% in fiscal 2023 compared to the prior year. Virtually all of the mortgage loans held for sale on September 30, 2023 were eligible for sale to Fannie Mae, Freddie Mac or Ginnie Mae. During fiscal 2023, approximately 64% of our mortgage loans were sold directly to Fannie Mae, Freddie Mac or into securities backed by Ginnie Mae, and 34% were sold to one other major financial entity. Changes in market conditions could result in a greater concentration of our mortgage sales in future periods to fewer financial entities and directly to Fannie Mae, Freddie Mac or Ginnie Mae, and we may need to make other adjustments to our mortgage operations.

Financial Services Revenues and Expenses

Total loan origination volume increased 8% during fiscal 2023, while revenues from our mortgage operations decreased slightly to $616.3 million from $617.4 million in fiscal 2022, primarily due to competitive pricing pressure in the secondary market. Revenues from our title operations increased 4% to $185.2 million in fiscal 2023 from $177.6 million in fiscal 2022.

General and administrative (G&A) expense related to our financial services operations increased 9% to $594.9 million in fiscal 2023 from $547.6 million in the prior year. G&A expenses increased in fiscal 2023 due to increased loan origination volume. As a percentage of financial services revenues, G&A expense was 74.2% in fiscal 2023 compared to 68.9% in the prior year. Fluctuations in financial services G&A expense as a percentage of revenues can occur because some components of revenue fluctuate differently than loan volumes, and some expenses are not directly related to mortgage loan volume or to changes in the amount of revenue earned. Our financial services operations employed 2,895 and 3,024 people at September 30, 2023 and 2022, respectively.

Other income, net of other expense, included in our financial services operations consists primarily of the interest income of our mortgage subsidiary. Other income increased 78% to $76.7 million in fiscal 2023 from $43.2 million in the prior year, primarily due to an increase in interest rates on our loan origination volume.

Results of Operations — Other Businesses

In addition to our homebuilding, rental, Forestar and financial services operations, we engage in other business activities through our subsidiaries. We conduct insurance-related operations, own water rights and other water-related assets and own non-residential real estate including ranch land and improvements. The pre-tax income of all of our subsidiaries engaged in other business activities was $32.4 million in fiscal 2023 compared to $58.1 million in fiscal 2022.

Results of Operations — Consolidated

Income before Income Taxes

Pre-tax income was $6.3 billion in fiscal 2023 compared to $7.6 billion in fiscal 2022. The decrease was primarily due to a decrease in the pre-tax income of our homebuilding operations as a result of a decrease in home sales gross margin. In fiscal 2023, our homebuilding, rental, financial services and Forestar businesses generated pre-tax income of $5.3 billion, $524.2 million, $283.3 million and $221.6 million, respectively, compared to $6.9 billion, $202.0 million, $290.6 million and $235.8 million, respectively, in fiscal 2022.

Income Taxes

Our income tax expense was $1.5 billion and $1.7 billion in fiscal 2023 and 2022, respectively, and our effective tax rate was 24.1% and 22.7% in those years. The effective tax rates for both years include an expense for state income taxes and tax benefits related to stock-based compensation and federal energy efficient homes tax credits.

Our deferred tax assets, net of deferred tax liabilities, were $202.0 million at September 30, 2023 compared to $159.0 million at September 30, 2022. We have a valuation allowance of $14.8 million and $17.9 million at September 30, 2023 and 2022, respectively, related to deferred tax assets for state net operating loss (NOL), state capital loss and tax credit carryforwards that are expected to expire before being realized. We will continue to evaluate both the positive and negative evidence in determining the need for a valuation allowance with respect to our remaining state NOL and tax credit carryforwards. Any reversal of the valuation allowance in future periods will impact our effective tax rate.

Capital Resources and Liquidity

We have historically funded our operations with cash flows from operating activities, borrowings under bank credit facilities and the issuance of new debt securities. Our current levels of cash, borrowing capacity and balance sheet leverage provide us with the operational flexibility to adjust to changes in economic and market conditions.

We have continued to increase our investments in our homebuilding and rental inventories to expand our operations. We are also returning capital to our shareholders through dividend payments and repurchases of our common stock. We are maintaining significant homebuilding cash balances and liquidity to support the increased scale and level of activity in our business and to provide flexibility to adjust to changing conditions and opportunities.

At September 30, 2023, we had outstanding notes payable with varying maturities totaling an aggregate principal amount of $5.1 billion, of which $1.9 billion is payable within 12 months and includes $1.7 billion outstanding under our mortgage repurchase facilities. Future interest payments associated with the notes total $396.1 million, of which $224.4 million is payable within 12 months.

At September 30, 2023, our ratio of debt to total capital (notes payable divided by stockholders' equity plus notes payable) was 18.3% compared to 23.8% at September 30, 2022. Our net debt to total capital (notes payable net of cash divided by stockholders' equity plus notes payable net of cash) was 5.1% at September 30, 2023 compared to 15.4% at September 30, 2022. Over the long term, we intend to maintain our ratio of debt to total capital below 25%, and we expect it to remain below 20% in fiscal 2024.

At September 30, 2023, we had outstanding letters of credit of $254.3 million and surety bonds of $3.2 billion, issued by third parties to secure performance under various contracts. We expect that our performance obligations secured by these letters of credit and bonds will generally be completed in the ordinary course of business and in accordance with the applicable contractual terms. When we complete our performance obligations, the related letters of credit and bonds are generally released shortly thereafter, leaving us with no continuing obligations. We have no material third-party guarantees.

We regularly assess our projected capital requirements to fund growth in our business, repay debt obligations, pay dividends, repurchase our common stock and maintain sufficient cash and liquidity levels to support our other operational needs, and we regularly evaluate our opportunities to raise additional capital. D.R. Horton has an automatically effective universal shelf registration statement filed with the SEC in July 2021, registering debt and equity securities that may be issued from time to time in amounts to be determined. Forestar also has an effective shelf registration statement filed with the SEC in October 2021, registering $750 million of equity securities, of which $300 million was reserved for sales under its at-the-market equity offering (ATM) program that became effective in November 2021. At September 30, 2023, $748.2 million remained available for issuance under Forestar's shelf registration statement, of which $298.2 million was reserved for sales under its ATM program. As market conditions permit, we may issue new debt or equity securities through the capital markets or obtain additional bank financing to fund our projected capital requirements or provide additional liquidity. We believe that our existing cash resources, revolving credit facilities, mortgage repurchase facilities and ability to access the capital markets or obtain additional bank financing will provide sufficient liquidity to fund our near-term working capital needs and debt obligations for the next 12 months and for the foreseeable future thereafter.

Capital Resources - Homebuilding

Cash and Cash Equivalents — At September 30, 2023, cash and cash equivalents of our homebuilding segment totaled $2.9 billion.

Bank Credit Facility — We have a $2.19 billion senior unsecured homebuilding revolving credit facility with an uncommitted accordion feature that could increase the size of the facility to $3.0 billion, subject to certain conditions and availability of additional bank commitments. The facility also provides for the issuance of letters of credit with a sublimit equal to 100% of the total revolving credit commitments. Letters of credit issued under the facility reduce the available borrowing capacity. The maturity date of the facility is October 28, 2027. At September 30, 2023, there were no borrowings outstanding and $226.6 million of letters of credit issued under the revolving credit facility, resulting in available capacity of $1.96 billion.

Our homebuilding revolving credit facility imposes restrictions on our operations and activities, including requiring the maintenance of a maximum allowable leverage ratio and a borrowing base restriction if our leverage ratio exceeds a certain level. These covenants are measured as defined in the credit agreement governing the facility and are reported to the lenders quarterly. A failure to comply with these financial covenants could allow the lending banks to terminate the availability of funds under the revolving credit facility or cause any outstanding borrowings to become due and payable prior to maturity. The credit agreement governing the facility imposes restrictions on the creation of secured debt and liens. At September 30, 2023, we were in compliance with all of the covenants, limitations and restrictions of our homebuilding revolving credit facility.

Public Unsecured Debt — In February 2023, we repaid $300 million principal amount of our 4.75% senior notes at maturity, and in July 2023, we redeemed $400 million principal amount of our 5.75% senior notes due August 2023. The senior notes were redeemed at a price equal to 100% of the principal amount of the notes, together with accrued and unpaid interest. At September 30, 2023, we had $2.1 billion principal amount of homebuilding senior notes outstanding that mature from October 2024 through October 2027.

The indentures governing our senior notes impose restrictions on the creation of secured debt and liens. At September 30, 2023, we were in compliance with all of the limitations and restrictions associated with our public debt obligations.

Our homebuilding revolving credit facility and senior notes are guaranteed by D.R. Horton, Inc.'s significant wholly-owned homebuilding subsidiaries.

Debt and Stock Repurchase Authorizations — In July 2019, our Board of Directors authorized the repurchase of up to $500 million of debt securities. In April 2023, our Board of Directors authorized the repurchase of up to $1.0 billion of our common stock, replacing the prior stock repurchase authorization. During fiscal 2023, we repurchased 11.1 million shares at a total cost, including commissions and excise taxes, of $1.2 billion. At September 30, 2023, the full amount of the debt repurchase authorization was remaining, and $234.0 million of the stock repurchase authorization was remaining. In October 2023, our Board of Directors authorized the repurchase of up to $1.5 billion of our common stock, replacing the previous authorization, which at that time had only $32.8 million remaining due to repurchases made subsequent to year end. The debt and stock repurchase authorizations have no expiration date.

Capital Resources - Rental

During the past two years, we have made significant investments in our rental operations. The inventory in our rental segment totaled $2.7 billion and $2.6 billion at September 30, 2023 and 2022, respectively.

Cash and Cash Equivalents — At September 30, 2023, cash and cash equivalents of our rental segment totaled $136.1 million.

Bank Credit Facility — Our rental subsidiary, DRH Rental, has a $1.025 billion senior unsecured revolving credit facility with an uncommitted accordion feature that could increase the size of the facility to $1.25 billion, subject to certain conditions and availability of additional bank commitments. Availability under the rental revolving credit facility is subject to a borrowing base calculation based on the book value of DRH Rental's real estate assets and unrestricted cash. The facility also provides for the issuance of letters of credit with a sublimit equal to the greater of $100 million and 50% of the total revolving credit commitments. The maturity date of the facility is March 4, 2026. Borrowings and repayments under the facility totaled $700 million and $1.1 billion, respectively, during fiscal 2023. At September 30, 2023, there were $400 million of borrowings outstanding at a 7.7% annual interest rate, and no letters of credit issued under the facility, resulting in available capacity of $625 million.

In October 2023, DRH Rental's credit facility was amended to extend its maturity date to October 10, 2027 and to increase its accordion feature to allow for an increase in the size of the facility up to $2.0 billion, subject to certain conditions and availability of additional bank commitments.

The rental revolving credit facility includes customary affirmative and negative covenants, events of default and financial covenants. The financial covenants require DRH Rental to maintain a minimum level of tangible net worth, a minimum level of liquidity and a maximum allowable leverage ratio. These covenants are measured as defined in the credit agreement governing the facility and are reported to the lenders quarterly. A failure to comply with these financial covenants could allow the lending banks to terminate the availability of funds under the revolving credit facility or cause any outstanding borrowings to become due and payable prior to maturity. At September 30, 2023, DRH Rental was in compliance with all of the covenants, limitations and restrictions of its revolving credit facility.

The rental revolving credit facility is guaranteed by DRH Rental's wholly-owned subsidiaries that are not immaterial subsidiaries or have not been designated as unrestricted subsidiaries. The rental revolving credit facility is not guaranteed by D.R. Horton, Inc. or any of the subsidiaries that guarantee the debt of our homebuilding, Forestar or financial services operations.

Capital Resources - Forestar

The achievement of Forestar's long-term growth objectives will depend on its ability to obtain financing and generate sufficient cash flows from operations. As market conditions permit, Forestar may issue new debt or equity securities through the capital markets or obtain additional bank financing to provide capital for future growth and additional liquidity. At September 30, 2023, Forestar's ratio of debt to total capital (notes payable divided by stockholders' equity plus notes payable) was 33.7% compared to 37.1% at September 30, 2022. Forestar's ratio of net debt to total capital (notes payable net of cash divided by stockholders' equity plus notes payable net of cash) was 5.5% compared to 26.9% at September 30, 2022.

Cash and Cash Equivalents — At September 30, 2023, Forestar had cash and cash equivalents of $616 million.

Bank Credit Facility — Forestar has a $410 million senior unsecured revolving credit facility with an uncommitted accordion feature that could increase the size of the facility to $600 million, subject to certain conditions and availability of additional bank commitments. The facility also provides for the issuance of letters of credit with a sublimit equal to the greater of $100 million and 50% of the total revolving credit commitments. Borrowings under the revolving credit facility are subject to a borrowing base calculation based on the book value of Forestar's real estate assets and unrestricted cash. Letters of credit issued under the facility reduce the available borrowing capacity. The maturity date of the facility is October 28, 2026. At September 30, 2023, there were no borrowings outstanding and $27.7 million of letters of credit issued under the revolving credit facility, resulting in available capacity of $382.3 million.

The Forestar revolving credit facility includes customary affirmative and negative covenants, events of default and financial covenants. The financial covenants require Forestar to maintain a minimum level of tangible net worth, a minimum level of liquidity and a maximum allowable leverage ratio. These covenants are measured as defined in the credit agreement governing the facility and are reported to the lenders quarterly. A failure to comply with these financial covenants could allow the lending banks to terminate the availability of funds under the revolving credit facility or cause any outstanding borrowings to become due and payable prior to maturity.

Unsecured Debt — As of September 30, 2023, Forestar had $700 million principal amount of senior notes issued pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended, which represent unsecured obligations of Forestar. These notes include $400 million principal amount of 3.85% senior notes that mature in May 2026 and $300 million principal amount of 5.0% senior notes that mature in March 2028.

At September 30, 2023, Forestar was in compliance with all of the covenants, limitations and restrictions of its revolving credit facility and senior note obligations.

Forestar's revolving credit facility and its senior notes are guaranteed by Forestar's wholly-owned subsidiaries that are not immaterial subsidiaries or have not been designated as unrestricted subsidiaries. They are not guaranteed by D.R. Horton, Inc. or any of the subsidiaries that guarantee the debt of our homebuilding, rental or financial services operations.

Debt Repurchase Authorization — In April 2020, Forestar's Board of Directors authorized the repurchase of up to $30 million of Forestar's debt securities. All of the $30 million authorization was remaining at September 30, 2023, and the authorization has no expiration date.

Issuance of Common Stock — During fiscal 2023, there were no shares of common stock issued under Forestar's ATM program. At September 30, 2023, $748.2 million remained available for issuance under Forestar's shelf registration statement, of which $298.2 million was reserved for sales under its ATM program.

Capital Resources - Financial Services

Cash and Cash Equivalents — At September 30, 2023, cash and cash equivalents of our financial services segment totaled $189.1 million.

Mortgage Repurchase Facilities — Our mortgage subsidiary, DHI Mortgage, has two mortgage repurchase facilities, one of which is committed and the other of which is uncommitted, that provide financing and liquidity to DHI Mortgage by facilitating purchase transactions in which DHI Mortgage transfers eligible loans to counterparties upon receipt of funds from the counterparties. DHI Mortgage then has the right and obligation to repurchase the purchased loans upon their sale to third-party purchasers in the secondary market or within specified time frames in accordance with the terms of the mortgage repurchase facilities.

The committed mortgage repurchase facility has a total capacity of $2.0 billion and a maturity date of February 16, 2024. The capacity of the committed mortgage repurchase facility can be increased to $2.3 billion subject to the availability of additional commitments. At September 30, 2023, DHI Mortgage had an obligation of $1.4 billion under the committed mortgage repurchase facility at a 6.9% annual interest rate.

In April 2023, DHI Mortgage entered into a master repurchase agreement providing for an uncommitted mortgage repurchase facility. At September 30, 2023, DHI Mortgage could borrow up to $300 million under the uncommitted mortgage repurchase facility and had an obligation of $296.3 million at a 6.6% annual interest rate.

As of September 30, 2023, $2.22 billion of mortgage loans held for sale with a collateral value of $2.18 billion were pledged under the committed mortgage repurchase facility, and $323.0 million of mortgage loans held for sale with a collateral value of $300.9 million were pledged under the uncommitted mortgage repurchase facility.

The facilities contain financial covenants as to the mortgage subsidiary's minimum required tangible net worth, its maximum allowable indebtedness to tangible net worth ratio and its minimum required liquidity. At September 30, 2023, DHI Mortgage was in compliance with all of the conditions and covenants of the mortgage repurchase facilities.

These mortgage repurchase facilities are not guaranteed by D.R. Horton, Inc. or any of the subsidiaries that guarantee the debt of our homebuilding, rental or Forestar operations.

In the past, DHI Mortgage has been able to renew or extend its committed mortgage repurchase facility at a sufficient capacity and on satisfactory terms prior to its maturity and obtain temporary additional commitments through amendments to the facility during periods of higher than normal volumes of mortgages held for sale. The liquidity of our financial services business depends upon its continued ability to renew and extend the committed mortgage repurchase facility or to obtain other additional financing in sufficient capacities.

Operating Cash Flow Activities

In fiscal 2023, net cash provided by operating activities was $4.3 billion compared to $561.8 million in fiscal 2022. Cash provided by operating activities in the current year primarily consisted of $3.1 billion, $739.2 million, $364.1 million and $13.2 million of cash provided by our homebuilding, rental, Forestar and financial services segments, respectively. The most significant source of cash provided by operating activities in both years was net income.

Cash provided by a decrease in construction in progress and finished home inventory was $861.8 million in fiscal 2023 compared to cash used to increase construction in progress and finished home inventory of $2.1 billion in fiscal 2022, due to a decrease in our homes in inventory. Cash used to increase residential land and lots was $1.2 billion and $1.4 billion in fiscal 2023 and 2022, respectively.

Investing Cash Flow Activities

In fiscal 2023, net cash used in investing activities was $310.2 million compared to $414.9 million in fiscal 2022. In fiscal 2023, uses of cash included the acquisitions of the homebuilding operations of Riggins Custom Homes for $107 million and Truland Homes for approximately $110 million and purchases of property and equipment totaling $148.6 million. In fiscal 2022, uses of cash included the acquisition of Vidler Water Resources, Inc. for $271.5 million and purchases of property and equipment totaling $148.2 million.

Financing Cash Flow Activities

We expect the short-term financing needs of our operations will be funded with existing cash, cash generated from operations and borrowings under our credit facilities. Long-term financing needs for our operations may be funded with the issuance of senior unsecured debt securities or equity securities through the capital markets.

In fiscal 2023, net cash used in financing activities was $2.7 billion, consisting primarily of repurchases of common stock of $1.2 billion, repayment of $300 million principal amount of our 4.75% homebuilding senior notes and $400 million principal amount of our 5.75% homebuilding senior notes, net payments on our rental revolving credit facility of $400 million and payment of cash dividends totaling $341.2 million. These uses of cash were partially offset by net advances on our mortgage repurchase facility of $51.3 million.

In fiscal 2022, net cash used in financing activities was $811.2 million, consisting primarily of repurchases of common stock of $1.1 billion, repayment of $350 million principal amount of our 4.375% homebuilding senior notes and payment of cash dividends totaling $316.5 million. These uses of cash were partially offset by net borrowings on our rental revolving credit facility of $800 million and net advances on our mortgage repurchase facility of $123.7 million. Sources and uses of cash also included borrowings and repayments under our homebuilding revolving credit facility totaling $3.5 billion each.

Our Board of Directors approved and paid quarterly cash dividends of $0.25 per common share in fiscal 2023 and $0.225 per common share in fiscal 2022. In October 2023, our Board of Directors approved a quarterly cash dividend of $0.30 per common share, payable on November 28, 2023, to stockholders of record on November 21, 2023. The declaration of future cash dividends is at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, cash flows, capital requirements, financial condition and general business conditions.

Supplemental Guarantor Financial Information

As of September 30, 2023, D.R. Horton, Inc. had $2.1 billion principal amount of homebuilding senior notes outstanding due through October 2027 and no amounts outstanding on its homebuilding revolving credit facility.

All of the homebuilding senior notes and the homebuilding revolving credit facility are fully and unconditionally guaranteed, on a joint and several basis, by certain subsidiaries of D.R. Horton, Inc. (Guarantors or Guarantor Subsidiaries). Each of the Guarantor Subsidiaries is 100% owned, directly or indirectly, by D.R. Horton, Inc. Our subsidiaries associated with the single-family and multi-family rental operations, Forestar lot development operations, financial services operations and certain other subsidiaries do not guarantee the homebuilding senior notes or the homebuilding revolving credit facility (collectively, Non-Guarantor Subsidiaries). The guarantees are senior unsecured obligations of each Guarantor and rank equal with all existing and future senior debt of such Guarantor and senior to all subordinated debt of such Guarantor. The guarantees are effectively subordinated to any secured debt of such Guarantor to the extent of the value of the assets securing such debt. The guarantees will be structurally subordinated to indebtedness and other liabilities of Non-Guarantor Subsidiaries of the Guarantors.

The guarantees by a Guarantor Subsidiary will be automatically and unconditionally released and discharged upon: (1) the sale or other disposition of its common stock whereby it is no longer a subsidiary of ours; (2) the sale or other disposition of all or substantially all of its assets (other than to us or another Guarantor); (3) its merger or consolidation with an entity other than us or another Guarantor; or (4) its ceasing to guarantee any of our publicly traded debt securities and ceasing to guarantee any of our obligations under our homebuilding revolving credit facility.

The enforceability of the obligations of the Guarantor Subsidiaries under their guarantees may be subject to review under applicable federal or state laws relating to fraudulent conveyance or transfer, voidable preference and similar laws affecting the rights of creditors generally. In certain circumstances, a court could void the guarantees, subordinate amounts owing under the guarantees or order other relief detrimental to the holders of our guaranteed obligations. The indentures governing our homebuilding senior notes contain a "savings clause," which limits the liability of each Guarantor on its guarantee to the maximum amount that such Guarantor can incur without risk that its guarantee will be subject to avoidance as a fraudulent transfer. This provision may not be effective to protect such guarantees from fraudulent transfer challenges or, if it does, it may reduce such Guarantor's obligation such that the remaining amount due and collectible under the guarantees would not suffice, if necessary, to pay the notes in full when due.

The following tables present summarized financial information for D.R. Horton, Inc. and the Guarantor Subsidiaries on a combined basis after intercompany transactions and balances have been eliminated among D.R. Horton, Inc. and the Guarantor Subsidiaries, as well as their investment in, and equity in earnings from the Non-Guarantor Subsidiaries.

D.R. Horton, Inc. and Guarantor Subsidiaries

Summarized Balance Sheet Data	September 30, 2023
	(In millions)
Assets	
Cash	$ 2,848.3
Inventories	18,331.6
Amount due from Non-Guarantor Subsidiaries	1,314.3
Total assets	26,081.4
Liabilities & Stockholders' Equity	
Notes payable	$ 2,211.1
Total liabilities	5,785.4
Stockholders' equity	20,296.0

Summarized Statement of Operations Data	Year Ended September 30, 2023
	(In millions)
Revenues	$ 31,661.8
Cost of sales	24,264.9
Selling, general and administrative expense	2,192.0
Income before income taxes	5,245.5
Net income	3,984.2

Seasonality

Although significant changes in market conditions have impacted our seasonal patterns in the past and could do so again in the future, we generally close more homes and generate greater revenues and pre-tax income in the third and fourth quarters of our fiscal year. The seasonal nature of our business can also cause significant variations in the working capital requirements for our homebuilding, lot development, financial services and rental operations. As a result of seasonal activity, our quarterly results of operations and financial position at the end of a particular fiscal quarter are not necessarily representative of the balance of our fiscal year.

Forward-Looking Statements

Some of the statements contained in this report, as well as in other materials we have filed or will file with the Securities and Exchange Commission, statements made by us in periodic press releases and oral statements we make to analysts, stockholders and the press in the course of presentations about us, may be construed as "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on management's beliefs as well as assumptions made by, and information currently available to, management. These forward-looking statements typically include the words "anticipate," "believe," "consider," "continue," "could," "estimate," "expect," "forecast," "goal," "intend," "likely," "may," "outlook," "plan," "possible," "potential," "predict," "projection," "seek," "should," "strategy," "target," "will," "would" or other words of similar meaning. Any or all of the forward-looking statements included in this report and in any other of our reports or public statements may not approximate actual experience, and the expectations derived from them may not be realized, due to risks, uncertainties and other factors. As a result, actual results may differ materially from the expectations or results we discuss in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to:

- the cyclical nature of the homebuilding, rental and lot development industries and changes in economic, real estate or other conditions;

- adverse developments affecting the capital markets and financial institutions, which could limit our ability to access capital and increase our cost of capital and impact our liquidity and capital resources;

- reductions in the availability of mortgage financing provided by government agencies, changes in government financing programs, a decrease in our ability to sell mortgage loans on attractive terms or an increase in mortgage interest rates;

- the risks associated with our land, lot and rental inventory;

- our ability to effect our growth strategies, acquisitions, investments or other strategic initiatives successfully;

- the impact of an inflationary, deflationary or higher interest rate environment;

- supply shortages and other risks of acquiring land, building materials and skilled labor and obtaining regulatory approvals;

- the effects of public health issues such as a major epidemic or pandemic on the economy and our businesses;

- the effects of weather conditions and natural disasters on our business and financial results;

- home warranty and construction defect claims;

- the effects of health and safety incidents;

- reductions in the availability of performance bonds;

- increases in the costs of owning a home;

- the effects of information technology failures, data security breaches, and the failure to satisfy privacy and data protection laws and regulations;

- the effects of governmental regulations and environmental matters on our homebuilding and land development operations;

- the effects of governmental regulations on our financial services operations;

- competitive conditions within the industries in which we operate;

- our ability to manage and service our debt and comply with related debt covenants, restrictions and limitations;

- the effects of negative publicity;

- the effects of the loss of key personnel; and

- actions by activist stockholders.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in subsequent reports on Forms 10-K, 10-Q and 8-K should be consulted. Additional information about issues that could lead to material changes in performance and risk factors that have the potential to affect us is contained in Item 1A, "Risk Factors" under Part I of this annual report on Form 10-K.

Critical Accounting Policies and Estimates

General — A comprehensive enumeration of the significant accounting policies of D.R. Horton, Inc. and subsidiaries is presented in Note A to the accompanying financial statements as of September 30, 2023 and 2022, and for the years ended September 30, 2023, 2022 and 2021. Each of our accounting policies has been chosen based upon current authoritative literature that collectively comprises U.S. generally accepted accounting principles (GAAP). In instances where alternative methods of accounting are permissible under GAAP, we have chosen the method that most appropriately reflects the nature of our business, the results of our operations and our financial condition, and have consistently applied those methods over each of the periods presented in the financial statements. The Audit Committee of our Board of Directors has reviewed and approved the accounting policies selected.

We believe the following critical accounting policies describe the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition — We generally recognize homebuilding revenue and related profit at the time of the closing of a sale, when title to and possession of the property are transferred to the buyer. Our performance obligation, to deliver the agreed-upon home, is generally satisfied in less than one year from the original contract date. Proceeds from home closings held for our benefit at title companies are included in homebuilding cash and cash equivalents in the consolidated balance sheets.

When we execute sales contracts with our homebuyers, or when we require advance payment from homebuyers for custom changes, upgrades or options related to their homes, we record the cash deposits received as liabilities until the homes are closed or the contracts are cancelled. We either retain or refund to the homebuyer deposits on cancelled sales contracts, depending upon the applicable provisions of the contract or other circumstances.

Revenues associated with our mortgage operations primarily include net gains on the sale of mortgage loans and servicing rights. We typically elect the fair value option for our mortgage loan originations whereby mortgage loans held for sale are recorded at fair value based on either sale commitments or current market quotes and loan values are adjusted through revenues for subsequent changes in fair value until the loans are sold. Expected gains and losses from the sale of servicing rights are included in the measurement of all written loan commitments that are accounted for at fair value through revenues at the time of commitment. We sell substantially all of the mortgages we originate and the related servicing rights to third-party purchasers. Interest income is earned from the date a mortgage loan is originated until the loan is sold.

Mortgage loans are sold with limited recourse provisions, which can result in repurchases of loans previously sold to investors or payments to reimburse investors for loan losses. Based on historical experience, analysis of the volume of mortgages we originated, discussions with our mortgage purchasers and current housing and credit market conditions, we estimate and record a loss reserve for mortgage loans held in portfolio and mortgage loans held for sale, as well as known and projected mortgage loan repurchase requests.

Inventories and Cost of Sales — Inventory includes the costs of direct land acquisition, land development and construction, capitalized interest, real estate taxes and direct overhead costs incurred during development and construction. Costs that we incur after projects or homes are substantially complete, such as utilities, maintenance, and cleaning, are charged to SG&A expense as incurred. All indirect overhead costs, such as compensation of sales personnel, division and region management, and the costs of advertising and builder's risk insurance are charged to SG&A expense as incurred.

Land and development costs are typically allocated to individual residential lots on a pro-rata basis, and the costs of residential lots are transferred to construction in progress when home construction begins. Home construction costs are specifically identified and recorded to individual homes. Cost of sales for homes closed includes the specific construction costs of each home and all applicable land acquisition, land development and related costs (both incurred and estimated to be incurred) allocated to each residential lot based upon the total number of homes expected to be closed in each community. Cost of sales for lots sold includes all applicable land acquisition, land development and related costs (both incurred and estimated to be incurred) allocated to each residential lot in the community. Any changes to the estimated total development costs subsequent to the initial home or lot closings in a community are generally allocated on a pro-rata basis to the remaining homes or lots in the community associated with the relevant development activity.

When a home is closed, we generally have not paid all incurred costs necessary to complete the home. We record a liability and a corresponding charge to cost of sales for the amount estimated to ultimately be paid related to completed homes that have been closed. We compare our home construction budgets to actual recorded costs to determine the additional costs remaining to be paid on each closed home. We monitor the accrual by comparing actual costs incurred on closed homes in subsequent months to the amounts previously accrued. Although actual costs to be paid in the future on previously closed homes could differ from our current accruals, such differences have not been significant.

At the end of each quarter, we review the performance and outlook for all of our communities and land inventories for indicators of potential impairment. We generally review our inventory for impairment indicators at the community level, and the inventory within each community is categorized as land held for development, residential land and lots developed and under development, land held for sale, rental properties and construction in progress and finished homes, based on the stage of production or plans for future development or sale. A particular community often includes inventory in more than one category. In certain situations, inventory may be analyzed separately for impairment purposes based on its product type or future plans. In reviewing each of our communities, we determine if impairment indicators exist on inventory held and used by analyzing a variety of factors including, but not limited to, the following:

- gross margins on homes closed in recent months;

- projected gross margins on homes sold but not closed;

- projected gross margins based on community budgets;

- projected gross margins of rental property sales;

- trends in gross margins, average selling prices or cost of sales;

- sales absorption rates; and

- performance of other communities in nearby locations.

If indicators of impairment are present for a community, we perform an impairment evaluation of the community, which includes an analysis to determine if the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If so, impairment charges are recorded to cost of sales if the fair value of such assets is less than their carrying amounts. These estimates of cash flows are significantly impacted by community specific factors including estimates of the amounts and timing of future revenues and estimates of the amount of land development, materials and labor costs which, in turn, may be impacted by the following local market conditions:

- supply and availability of new and existing homes;

- location and desirability of our communities;

- variety of product types offered in the area;

- pricing and use of incentives by us and our competitors;

- alternative uses for our land or communities such as the sale of land, finished lots or home sites to third parties;

- amount of land and lots we own or control in a particular market or sub-market; and

- local economic and demographic trends.

For those assets deemed to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Our determination of fair value is primarily based on discounting the estimated cash flows at a rate commensurate with the inherent risks associated with the assets and related estimated cash flow streams. When an impairment charge for a community is determined, the charge is then allocated to each lot in the community in the same manner as land and development costs are allocated to each lot. Impairment charges are also recorded on finished homes in substantially completed communities and completed rental properties when events or circumstances indicate that the carrying values are greater than the fair values less estimated costs to sell these homes.

We rarely purchase land for resale. However, when we own land or communities under development that do not fit into our development and construction plans, and we determine that we will sell the asset, the project is accounted for as land held for sale if certain criteria are met. We record land held for sale at the lesser of its carrying value or fair value less estimated costs to sell. In performing the impairment evaluation for land held for sale, we consider several factors including, but not limited to, recent offers received to purchase the property, prices for land in recent comparable sales transactions and market analysis studies, which include the estimated price a willing buyer would pay for the land. If the estimated fair value less costs to sell an asset is less than the current carrying value, the asset is written down to its estimated fair value less costs to sell.

The key assumptions relating to inventory valuations are impacted by local market and economic conditions, and are inherently uncertain. Although our quarterly assessments reflect management's best estimates, due to uncertainties in the estimation process, actual results could differ from such estimates.

Warranty Claims — We typically provide our homebuyers with a ten-year limited warranty for major defects in structural elements such as framing components and foundation systems, a two-year limited warranty on major mechanical systems and a one-year limited warranty on other construction components. Since we subcontract our construction work to subcontractors who typically provide us with an indemnity and a certificate of insurance prior to receiving payments for their work, claims relating to workmanship and materials are generally the primary responsibility of the subcontractors. Warranty liabilities have been established by charging cost of sales for each home delivered. The amounts charged are based on management's estimate of expected warranty-related costs under all unexpired warranty obligation periods. Our warranty liability is based upon historical warranty cost experience in each market in which we operate. Actual future warranty costs could differ from our currently estimated amounts. A 10% change in the historical warranty rates used to estimate our warranty accrual would not result in a material change in our accrual. For additional information regarding our warranty liability, see Note L, "Commitments and Contingencies," to our consolidated financial statements included elsewhere in this report.

Legal Claims and Insurance — We are named as a defendant in various claims, complaints and other legal actions in the ordinary course of business. At any point in time, we are managing several hundred individual claims related to construction defect matters, personal injury claims, employment matters, land development issues, contract disputes and other matters. We have established reserves for these contingencies based on the estimated costs of pending claims and the estimated costs of anticipated future claims related to previously closed homes. Approximately 97% and 99% of these reserves related to construction defect matters at September 30, 2023 and 2022, respectively.

Our reserves for construction defect claims include the estimated costs of both known claims and anticipated future claims. At September 30, 2023 and 2022, we had reserves for approximately 600 and 560 pending construction defect claims, respectively, and no individual existing claim was material to our financial statements. During fiscal 2023, we were notified of approximately 345 new construction defect claims and resolved 305 construction defect claims for a total cost of $40.6 million. We have closed a significant number of homes during recent years, and we may be subject to future construction defect claims on these homes. Although regulations vary from state to state, construction defect issues can generally be reported for up to ten years after the home has closed in many states in which we operate. Historical data and trends regarding the frequency of claims incurred and the costs to resolve claims relative to the types of products and markets where we operate are used to estimate the construction defect liabilities for both existing and anticipated future claims. These estimates are subject to ongoing revision as the circumstances of individual pending claims and historical data and trends change. Adjustments to estimated reserves are recorded in the accounting period in which the change in estimate occurs.

Historical trends in construction defect claims have been inconsistent, and we believe they may continue to fluctuate. We also believe that fluctuations in housing market conditions can affect the frequency and cost of construction defect claims. If the ultimate resolution of construction defect claims resulting from our home closings in prior years varies from current expectations, it could significantly change our estimates regarding the frequency and timing of claims incurred and the costs to resolve existing and anticipated future claims, which would impact the construction defect reserves in the future. If the frequency of claims incurred or costs of existing and future legal claims significantly exceed our current estimates, they will have a significant negative impact on our future earnings and liquidity.

We estimate and record receivables under the applicable insurance policies related to our estimated contingencies for known claims and anticipated future construction defect claims on previously closed homes and other legal claims and lawsuits incurred in the ordinary course of business when recovery is probable. However, because the self-insured retentions under these policies are significant, we anticipate we will largely be self-insured. Additionally, we may have the ability to recover a portion of our losses from our subcontractors and their insurance carriers when we have been named as an additional insured on their insurance policies.

The estimation of losses related to these reserves and the related estimates of recoveries from insurance policies are subject to a high degree of variability due to uncertainties such as trends in construction defect claims relative to our markets and the types of products built, claim frequency, claim settlement costs and patterns, insurance industry practices and legal interpretations, among others. Due to the high degree of judgment required in establishing reserves for these contingencies, actual future costs and recoveries from insurance could differ significantly from current estimated amounts. A 10% increase in the claim frequency and the average cost per claim used to estimate the reserves would result in an increase of approximately $148.8 million in our reserves and a $51.8 million increase in our insurance receivable, resulting in additional expense of $97.0 million. A 10% decrease in the claim frequency and the average cost per claim would result in a decrease of approximately $133.6 million in our reserves and a $46.7 million decrease in our insurance receivable, resulting in a reduction in expense of $86.9 million. For additional information regarding our legal claims reserves, see Note L, "Commitments and Contingencies," to our consolidated financial statements included elsewhere in this report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to interest rate risk on our long-term debt. We monitor our exposure to changes in interest rates and utilize both fixed and variable rate debt. For fixed rate debt, changes in interest rates generally affect the fair value of the debt instrument, but not our earnings or cash flows. Conversely, for variable rate debt, changes in interest rates generally do not impact the fair value of the debt instrument, but may affect our future earnings and cash flows. Except in very limited circumstances, we do not have an obligation to prepay fixed-rate debt prior to maturity and, as a result, interest rate risk and changes in fair value would not have a significant impact on our cash flows related to our fixed-rate debt until such time as we are required to refinance, repurchase or repay such debt.

We are exposed to interest rate risk associated with our mortgage loan origination services. We manage interest rate risk through the use of forward sales of MBS, which are referred to as "hedging instruments" in the following discussion. We do not enter into or hold derivatives for trading or speculative purposes.

Interest rate lock commitments (IRLCs) are extended to borrowers who have applied for loan funding and who meet defined credit and underwriting criteria. Typically, the IRLCs have a duration of less than six months. Some IRLCs are committed immediately to a specific purchaser through the use of best-efforts whole loan delivery commitments, while other IRLCs are funded prior to being committed to third-party purchasers. The hedging instruments related to IRLCs are classified and accounted for as derivative instruments in an economic hedge, with gains and losses recognized in revenues in the consolidated statements of operations. Hedging instruments related to funded, uncommitted loans are accounted for at fair value, with changes recognized in revenues in the consolidated statements of operations, along with changes in the fair value of the funded, uncommitted loans. The fair value change related to the hedging instruments generally offsets the fair value change in the uncommitted loans. The net fair value change, which for the years ended September 30, 2023 and 2022 was not significant, is recognized in current earnings. At September 30, 2023, hedging instruments used to mitigate interest rate risk related to uncommitted mortgage loans held for sale and uncommitted IRLCs totaled a notional amount of $4.3 billion. Uncommitted IRLCs totaled a notional amount of approximately $2.7 billion and uncommitted mortgage loans held for sale totaled a notional amount of approximately $1.7 billion at September 30, 2023.

We also use hedging instruments as part of a program to offer below market interest rate financing to our homebuyers. At September 30, 2023 and 2022, we had MBS totaling $1.1 billion and $532.4 million, respectively, that did not yet have IRLCs or closed loans created or assigned and recorded an asset of $15.7 million and $4.8 million, respectively, for the fair value of such MBS position.

The following table sets forth principal cash flows by scheduled maturity, effective weighted average interest rates and estimated fair value of our debt obligations as of September 30, 2023. Because the mortgage repurchase facility is effectively secured by certain mortgage loans held for sale that are typically sold within 60 days, its outstanding balance is included in the most current period presented. The interest rate for our variable rate debt represents the weighted average interest rate in effect at September 30, 2023.

	Fiscal Year Ending September 30,					Thereafter	Total	Fair Value at September 30, 2023
	2024	2025	2026	2027	2028			
	($ in millions)							
Debt:								
Fixed rate	$ 190.0	$ 522.7	$ 919.8	$ 607.2	$ 800.0	$ —	$3,039.7	$ 2,772.3
Average interest rate	4.5 %	2.6 %	3.4 %	1.5 %	3.0 %	— %	2.8 %	
Variable rate	$1,669.6	$ —	$ 400.0	$ —	$ —	$ —	$2,069.6	$ 2,069.6
Average interest rate	6.9 %	— %	7.7 %	— %	— %	— %	7.0 %	

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of D.R. Horton, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of D.R. Horton, Inc. and subsidiaries (the Company) as of September 30, 2023 and 2022, the related consolidated statements of operations, total equity and cash flows for each of the three years in the period ended September 30, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of September 30, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated November 17, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Estimation of reserves for construction defect matters

Description of the Matter

At September 30, 2023, the Company's reserve for legal claims related to construction defect matters was $832.3 million. As explained in Note L to the consolidated financial statements, the Company has established reserves for construction defect matters based on the estimated costs of pending legal claims and the estimated costs of anticipated future legal claims related to previously closed homes, and this liability is included within the accrued expenses and other liabilities account in the consolidated balance sheet. This reserve estimate is subject to a high degree of variability and ongoing revision as the circumstances of individual pending claims and historical data and trends change. Management applies judgment in determining the key assumptions used in calculating the reserve for construction defect matters.

Auditing the reserve for construction defect matters is complex and especially challenging due to the judgmental nature of the key assumptions related to projections of the frequency of future claims and the costs to resolve claims in consideration of historical claims information. These assumptions are developed by management, are subjective in nature and have a significant effect on the determined amount of the reserve for construction defect matters.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process for estimating the reserve for construction defect matters. We tested the Company's controls that address the risk of material misstatement related to the measurement and valuation of the reserve for construction defect matters, including the key assumptions related to the projections of the frequency and costs of future claims, and the completeness and accuracy of data used in the model developed by management.

To test the reserve for construction defect matters, our audit procedures included, among others, evaluating the methodology used, the key assumptions and the underlying data used by the Company in developing the reserve estimate. As management utilizes historical trends of frequency of claims incurred and the average cost to resolve claims relative to the types of products and markets where the Company operates in measuring the reserve estimate, we evaluated management's methodology for determining the frequency and cost of future claims assumptions by comparing these key assumptions to trends observed in historical Company claims data and other available information. In addition, we involved an actuarial specialist to assist with our procedures. Our specialist developed a range of values for the reserve estimate based on independently selected assumptions, which we compared to management's recorded amount to evaluate management's estimate. We also performed sensitivity analyses to determine the effect of changes in assumptions, where appropriate. We also tested completeness and accuracy of underlying claims data used in management's estimation calculations and performed recalculations to evaluate the accuracy of the model used by management to determine the estimate.

Ernst & Young LLP

We have served as the Company's auditor since 2018.

Dallas, Texas
November 17, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of D.R. Horton, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited D.R. Horton, Inc. and subsidiaries' internal control over financial reporting as of September 30, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, D.R. Horton, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of September 30, 2023, based on the COSO criteria**.**

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of September 30, 2023 and 2022, the related consolidated statements of operations, total equity and cash flows for each of the three years in the period ended September 30, 2023, and the related notes and our report dated November 17, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP

Dallas, Texas
November 17, 2023

D.R. HORTON, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30,	
	2023	**2022**
	(In millions)	
ASSETS		
Cash and cash equivalents	$ 3,873.6	$ 2,540.5
Restricted cash	26.5	32.4
Total cash, cash equivalents and restricted cash	3,900.1	2,572.9
Inventories:		
Construction in progress and finished homes	9,001.4	9,798.2
Residential land and lots — developed and under development	10,621.9	9,173.1
Land held for development	50.0	110.8
Land held for sale	8.7	29.4
Rental properties	2,691.3	2,544.2
Total inventory	22,373.3	21,655.7
Mortgage loans held for sale	2,519.9	2,386.0
Deferred income taxes, net of valuation allowance of $14.8 million and $17.9 million at September 30, 2023 and 2022, respectively	187.2	141.1
Property and equipment, net	445.4	471.6
Other assets	2,993.0	2,960.3
Goodwill	163.5	163.5
Total assets	$ 32,582.4	$ 30,351.1
LIABILITIES		
Accounts payable	$ 1,246.2	$ 1,360.3
Accrued expenses and other liabilities	3,103.8	3,138.3
Notes payable	5,094.5	6,066.9
Total liabilities	9,444.5	10,565.5
Commitments and contingencies (Note L)		
EQUITY		
Preferred stock, $.10 par value, 30,000,000 shares authorized, no shares issued	—	—
Common stock, $.01 par value, 1,000,000,000 shares authorized, 401,202,253 shares issued and 334,848,565 shares outstanding at September 30, 2023 and 399,172,937 shares issued and 343,953,023 shares outstanding at September 30, 2022	4.0	4.0
Additional paid-in capital	3,432.2	3,349.5
Retained earnings	23,589.8	19,185.3
Treasury stock, 66,353,688 shares and 55,219,914 shares at September 30, 2023 and 2022, respectively, at cost	(4,329.8)	(3,142.5)
Stockholders' equity	22,696.2	19,396.3
Noncontrolling interests	441.7	389.3
Total equity	23,137.9	19,785.6
Total liabilities and equity	$ 32,582.4	$ 30,351.1

See accompanying notes to consolidated financial statements.

D.R. HORTON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended September 30,		
	2023	2022	2021
	(In millions, except per share data)		
Revenues	$ 35,460.4	$ 33,480.0	$ 27,774.2
Cost of sales	26,110.0	22,975.9	19,899.2
Selling, general and administrative expense	3,248.8	2,933.7	2,556.2
Gain on sale of assets	—	—	(14.0)
Loss on extinguishment of debt	—	—	18.1
Other (income) expense	(213.1)	(59.3)	(41.6)
Income before income taxes	6,314.7	7,629.7	5,356.3
Income tax expense	1,519.5	1,734.1	1,165.1
Net income	4,795.2	5,895.6	4,191.2
Net income attributable to noncontrolling interests	49.5	38.1	15.4
Net income attributable to D.R. Horton, Inc.	$ 4,745.7	$ 5,857.5	$ 4,175.8
Basic net income per common share attributable to D.R. Horton, Inc.	$ 13.93	$ 16.65	$ 11.56
Weighted average number of common shares	340.7	351.7	361.1
Diluted net income per common share attributable to D.R. Horton, Inc.	$ 13.82	$ 16.51	$ 11.41
Adjusted weighted average number of common shares	343.3	354.8	365.8

See accompanying notes to consolidated financial statements.

D.R. HORTON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF TOTAL EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Non-controlling Interests	Total Equity
			(In millions, except common stock share data)			
Balances at September 30, 2020 (363,999,982 shares)	$ 3.9	$ 3,240.9	$ 9,757.8	$ (1,162.6)	$ 281.5	$ 12,121.5
Net income	—	—	4,175.8	—	15.4	4,191.2
Exercise of stock options (757,487 shares)	—	6.6	—	—	—	6.6
Stock issued under employee benefit plans (1,691,264 shares)	0.1	16.1	—	—	—	16.2
Cash paid for shares withheld for taxes	—	(78.5)	—	—	—	(78.5)
Stock-based compensation expense	—	91.4	—	—	—	91.4
Cash dividends declared ($0.80 per share)	—	—	(289.3)	—	—	(289.3)
Repurchases of common stock (10,432,890 shares)	—	—	—	(874.0)	—	(874.0)
Distributions to noncontrolling interests	—	—	—	—	(0.1)	(0.1)
Change of ownership interest in Forestar	—	(1.7)	—	—	32.9	31.2
Balances at September 30, 2021 (356,015,843 shares)	$ 4.0	$ 3,274.8	$ 13,644.3	$ (2,036.6)	$ 329.7	$ 15,216.2
Net income	—	—	5,857.5	—	38.1	5,895.6
Exercise of stock options (292,290 shares)	—	7.0	—	—	—	7.0
Stock issued under employee benefit plans (1,690,547 shares)	—	26.2	—	—	—	26.2
Cash paid for shares withheld for taxes	—	(62.0)	—	—	—	(62.0)
Stock-based compensation expense	—	105.1	—	—	—	105.1
Cash dividends declared ($0.90 per share)	—	—	(316.5)	—	—	(316.5)
Repurchases of common stock (14,045,657 shares)	—	—	—	(1,105.9)	—	(1,105.9)
Change of ownership interest in Forestar	—	(1.6)	—	—	3.5	1.9
Noncontrolling interest acquired	—	—	—	—	18.0	18.0
Balances at September 30, 2022 (343,953,023 shares)	$ 4.0	$ 3,349.5	$ 19,185.3	$ (3,142.5)	$ 389.3	$ 19,785.6
Net income	—	—	4,745.7	—	49.5	4,795.2
Exercise of stock options (603,823 shares)	—	14.4	—	—	—	14.4
Stock issued under employee benefit plans (1,425,493 shares)	—	16.0	—	—	—	16.0
Cash paid for shares withheld for taxes	—	(56.1)	—	—	—	(56.1)
Stock-based compensation expense	—	111.2	—	—	—	111.2
Cash dividends declared ($1.00 per share)	—	—	(341.2)	—	—	(341.2)
Repurchases of common stock (11,133,774 shares)	—	—	—	(1,187.3)	—	(1,187.3)
Change of ownership interest in Forestar	—	(2.8)	—	—	2.9	0.1
Balances at September 30, 2023 (334,848,565 shares)	$ 4.0	$ 3,432.2	$ 23,589.8	$ (4,329.8)	$ 441.7	$ 23,137.9

See accompanying notes to consolidated financial statements.

D.R. HORTON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,		
	2023	2022	2021
		(In millions)	
OPERATING ACTIVITIES			
Net income	$ 4,795.2	$ 5,895.6	$ 4,191.2
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	91.6	81.4	82.1
Stock-based compensation expense	111.2	105.1	91.4
Deferred income taxes	(45.9)	29.1	(10.0)
Inventory and land option charges	80.3	70.4	28.6
Gain on sale of assets	—	—	(14.0)
Loss on extinguishment of debt	—	—	18.1
Changes in operating assets and liabilities:			
Decrease (increase) in construction in progress and finished homes	861.8	(2,059.0)	(1,734.9)
Increase in residential land and lots — developed, under development, held for development and held for sale	(1,226.4)	(1,402.8)	(1,720.6)
Increase in rental properties	(151.8)	(1,723.2)	(303.6)
Decrease (increase) in other assets	23.8	(1,111.5)	(440.7)
Increase in mortgage loans held for sale	(133.9)	(358.8)	(498.3)
(Decrease) increase in accounts payable, accrued expenses and other liabilities	(101.8)	1,035.5	845.1
Net cash provided by operating activities	4,304.1	561.8	534.4
INVESTING ACTIVITIES			
Expenditures for property and equipment	(148.6)	(148.2)	(93.5)
Proceeds from sale of assets	52.0	—	37.6
Expenditures related to rental properties	—	—	(173.9)
Payments related to business acquisitions, net of cash acquired	(212.9)	(271.5)	(24.5)
Other investing activities	(0.7)	4.8	2.1
Net cash used in investing activities	(310.2)	(414.9)	(252.2)
FINANCING ACTIVITIES			
Proceeds from notes payable	711.0	4,250.0	1,541.6
Repayment of notes payable	(1,823.9)	(3,801.2)	(826.3)
Borrowings on mortgage repurchase facility, net	51.3	123.7	362.0
Proceeds from stock associated with certain employee benefit plans	25.5	33.2	22.7
Cash paid for shares withheld for taxes	(56.1)	(62.0)	(78.5)
Cash dividends paid	(341.2)	(316.5)	(289.3)
Repurchases of common stock	(1,178.5)	(1,131.5)	(848.4)
Net proceeds from issuance of Forestar common stock	—	1.7	33.5
Net other financing activities	(54.8)	91.4	(2.4)
Net cash used in financing activities	(2,666.7)	(811.2)	(85.1)
Net increase (decrease) in cash, cash equivalents and restricted cash	1,327.2	(664.3)	197.1
Cash, cash equivalents and restricted cash at beginning of year	2,572.9	3,237.2	3,040.1
Cash, cash equivalents and restricted cash at end of year	$ 3,900.1	$ 2,572.9	$ 3,237.2

D.R. HORTON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year Ended September 30,		
	2023	2022	2021
		(In millions)	
SUPPLEMENTAL CASH FLOW INFORMATION			
Income taxes paid, net	$ 1,442.0	$ 1,701.1	$ 1,137.8
SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITIES			
Notes payable issued for inventory	$ 54.5	$ 64.3	$ 12.5
Stock issued under employee incentive plans	$ 111.4	$ 130.9	$ 124.7
Repurchases of common stock not settled	$ —	$ —	$ 25.6

See accompanying notes to consolidated financial statements.

D.R. HORTON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) and include the accounts of D.R. Horton, Inc. and all of its wholly-owned, majority-owned and controlled subsidiaries, which are collectively referred to as the Company, unless the context otherwise requires. Noncontrolling interests represent the proportionate equity interests in consolidated entities that are not 100% owned by the Company. As of September 30, 2023, the Company owns a 63% controlling interest in Forestar Group Inc. (Forestar) and therefore is required to consolidate 100% of Forestar within its consolidated financial statements, and the 37% interest the Company does not own is accounted for as noncontrolling interests. All intercompany accounts, transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Revenue Recognition

Homebuilding revenue and related profit are generally recognized at the time of the closing of a sale, when title to and possession of the property are transferred to the buyer. The Company's performance obligation, to deliver the agreed-upon home, is generally satisfied in less than one year from the original contract date. Proceeds from home closings held for the Company's benefit at title companies are included in homebuilding cash and cash equivalents in the consolidated balance sheets.

When the Company executes sales contracts with its homebuyers, or when it requires advance payment from homebuyers for custom changes, upgrades or options related to their homes, the cash deposits received are recorded as liabilities until the homes are closed or the contracts are cancelled. The Company either retains or refunds to the homebuyer deposits on cancelled sales contracts, depending upon the applicable provisions of the contract or other circumstances.

Forestar's land and lot sales revenue and related profit are generally recognized at the time of the closing of a sale, when title to and possession of the property are transferred to a third-party buyer. Forestar's revenues from land and lot sales to D.R. Horton are eliminated in the consolidated financial statements.

The Company rarely purchases unimproved land for resale, but periodically may elect to sell parcels of land that do not fit into its strategic operating plans. Revenue from land sales is typically recognized on the closing date, which is generally when performance obligations are satisfied.

The Company's rental operations develop, construct, lease and sell residential multi-family and single-family rental properties. Revenue is recognized from the sale of these properties on the closing date, which is when performance obligations are satisfied. Rental income from these properties is recognized as other income.

Financial services revenues associated with the Company's title operations are recognized as closing services are rendered and title insurance policies are issued, both of which generally occur simultaneously as each home is closed. Revenues associated with the Company's mortgage operations primarily include net gains on the sale of mortgage loans and servicing rights. The Company typically elects the fair value option for its mortgage loan originations whereby mortgage loans held for sale are recorded at fair value based on either sale commitments or current market quotes and loan values are adjusted through revenues for subsequent changes in fair value until the loans are sold. Expected gains and losses from the sale of servicing rights are included in the measurement of all written loan commitments that are accounted for at fair value through revenues at the time of commitment. The Company sells substantially all of the mortgages it originates and the related servicing rights to third-party purchasers. Interest income is earned from the date a mortgage loan is originated until the loan is sold.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less when purchased to be cash equivalents. Proceeds from home closings held for the Company's benefit at title companies, which totaled $301.8 million and $494.8 million at September 30, 2023 and 2022, respectively, are included in homebuilding cash and cash equivalents in the consolidated balance sheets.

Cash balances of the Company's captive insurance subsidiary, which are expected to be used to fund the subsidiary's operations and pay future anticipated legal claims, were $70.2 million and $64.4 million at September 30, 2023 and 2022, respectively, and are included in cash and cash equivalents in the consolidated balance sheets.

Restricted Cash

The Company has cash that is restricted as to its use. Restricted cash related to homebuilding and land development operations includes customer deposits that are temporarily restricted in accordance with regulatory requirements. Restricted cash related to financial services is mortgagor related funds held by the Company for taxes and insurance on an interim basis until the loans are sold.

Inventories and Cost of Sales

Inventory includes the costs of direct land acquisition, land development and construction, capitalized interest, real estate taxes and direct overhead costs incurred during development and construction. Costs incurred after projects or homes are substantially complete, such as utilities, maintenance, and cleaning, are charged to selling, general and administrative (SG&A) expense as incurred. All indirect overhead costs, such as compensation of sales personnel, division and region management, and the costs of advertising and builder's risk insurance are charged to SG&A expense as incurred.

Land and development costs are typically allocated to individual residential lots on a pro-rata basis, and the costs of residential lots are transferred to construction in progress when home construction begins. Home construction costs are specifically identified and recorded to individual homes. Cost of sales for homes closed includes the specific construction costs of each home and all applicable land acquisition, land development and related costs (both incurred and estimated to be incurred) allocated to each residential lot based upon the total number of homes expected to be closed in each community. Cost of sales for lots sold includes all applicable land acquisition, land development and related costs (both incurred and estimated to be incurred) allocated to each residential lot in the community. Any changes to the estimated total development costs subsequent to the initial home or lot closings in a community are generally allocated on a pro-rata basis to the remaining homes or lots in the community associated with the relevant development activity. Development and construction costs incurred related to the rental operations are recorded as rental property inventory. Cost of sales related to the rental operations include the specific construction costs and all applicable land acquisition, land development and related costs for each rental project.

When a home is closed, the Company generally has not paid all incurred costs necessary to complete the home. A liability and a corresponding charge to cost of sales are recorded for the amount estimated to ultimately be paid related to completed homes that have been closed. Home construction budgets are compared to actual recorded costs to determine the additional costs remaining to be paid on each closed home.

The Company rarely purchases land for resale. However, when the Company owns land or communities under development that do not fit into its development and construction plans, and the Company determines that it will sell the asset, the project is accounted for as land held for sale if certain criteria are met. The Company records land held for sale at the lesser of its carrying value or fair value less estimated costs to sell.

At the end of each quarter, the Company reviews the performance and outlook for all of its communities and land inventories for indicators of potential impairment. If indicators of impairment are present for a community, the Company performs an impairment evaluation of the community, which includes an analysis to determine if the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. The Company's estimate of undiscounted cash flows from communities analyzed may change and could result in a future need to record impairment charges to adjust the carrying value of these assets to their estimated fair value. There are several factors which could lead to changes in the estimates of undiscounted future cash flows for a given community. The most significant of these includes pricing and incentive levels actually realized by the community, the rate at which the homes are sold and the costs incurred to develop the lots and construct the homes. Pricing and incentive levels are often interrelated with sales pace in a community, such that a price reduction is typically expected to increase the sales pace. Further, both of these factors are heavily influenced by the competitive pressures facing a given community from both new and existing homes. If conditions in the broader economy, homebuilding industry or specific markets in which the Company operates worsen, and as the Company evaluates specific community pricing and incentives, construction and development plans, and its overall land sale strategies, it may be required to evaluate additional communities for potential impairment. This may result in impairment charges which could be significant.

When events or circumstances indicate that the carrying values on finished homes in substantially completed communities and completed rental properties are greater than the fair values less estimated costs to sell these homes, impairment charges are also recorded. The key assumptions relating to inventory valuations are impacted by local market and economic conditions and are inherently uncertain. Due to uncertainties in the estimation process, actual results could differ from such estimates. See Note C.

Capitalized Interest

The Company capitalizes interest costs incurred to inventory during active development and construction (active inventory). Capitalized interest is charged to cost of sales as the related inventory is delivered to the buyer. During periods in which the Company's active inventory is lower than its debt level, a portion of the interest incurred is reflected as interest expense in the period incurred. During fiscal 2023, 2022 and 2021, the Company's active inventory exceeded its debt level, and all interest incurred was capitalized to inventory. See Note E.

Land and Lot Purchase Contracts

The Company enters into land and lot purchase contracts to acquire land or lots for the construction of homes. Under these contracts, the Company will fund a stated deposit in consideration for the right, but not the obligation, to purchase land or lots at a future point in time with predetermined terms. Under the terms of many of the purchase contracts, the deposits are not refundable in the event the Company elects to terminate the contract. Land purchase contract deposits and capitalized pre-acquisition costs are expensed to cost of sales when the Company believes it is probable that it will not acquire the property under contract and will not be able to recover these costs through other means. See Notes C and L.

Variable Interests

Land purchase contracts can result in the creation of a variable interest in the entity holding the land parcel under contract. There was one variable interest entity consolidated for $118.8 million and $64.3 million in the Company's balance sheets at September 30, 2023 and 2022, respectively, because the Company determined it controlled the activities that most significantly impacted the variable interest entity's economic performance.

The maximum exposure to losses related to the Company's unconsolidated variable interest entities is limited to the amounts of the Company's related deposits. At September 30, 2023 and 2022, the deposits related to these contracts totaled $1.6 billion and $1.5 billion, respectively, and are included in other assets in the consolidated balance sheets.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Repairs and maintenance costs are expensed as incurred. Depreciation generally is recorded using the straight-line method over the estimated useful life of the asset. The depreciable life of model home furniture is 2 years, depreciable lives of other furniture and equipment typically range from 2 to 5 years, and depreciable lives of buildings and improvements typically range from 5 to 30 years. See Note F.

Business Acquisitions

The Company accounts for acquisitions of businesses by allocating the purchase price of the business to the various assets acquired and liabilities assumed at their respective fair values. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired is recorded as goodwill. Significant judgment is often required in estimating the fair value of assets acquired, particularly intangible assets. These estimates and assumptions are based on historical experience, information obtained from the management of the acquired companies and the Company's estimates of significant assumptions that a market participant would use when determining fair value. While the Company believes the estimates and assumptions are reasonable, they are inherently uncertain. Unanticipated market or macroeconomic events and circumstances may occur, which could affect the accuracy or validity of the estimates and assumptions.

In December 2022, the Company acquired the homebuilding operations of Riggins Custom Homes in Northwest Arkansas for approximately $107 million in cash. The assets acquired included approximately 170 homes in inventory and 3,000 lots. The purchase price was recorded to inventory, and no goodwill was recorded as a result of this transaction.

In June 2023, the Company acquired the homebuilding operations of Truland Homes for approximately $110 million in cash. Truland Homes operates in Baldwin County, Alabama and Northwest Florida. The assets acquired included approximately 155 homes in inventory and 620 lots. The Company also acquired control of approximately 660 additional lots through land purchase contracts. The purchase price was recorded to inventory, and no goodwill was recorded as a result of this transaction.

Goodwill

The Company records goodwill associated with its acquisitions of businesses when the purchase price of the business exceeds the fair value of the identifiable net assets acquired. Goodwill balances are evaluated for potential impairment on at least an annual basis by performing a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of an operating segment with goodwill is less than its carrying amount. If the qualitative assessment indicates that additional impairment testing is required, then a quantitative assessment is performed to determine the operating segment's fair value. The estimated fair value is determined by discounting the future cash flows of the operating segment to present value. If the carrying value of the operating segment exceeds its fair value, the Company records a goodwill impairment by the amount that an operating segment's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. As a result of the qualitative assessments performed in fiscal 2023, 2022 and 2021, no impairment charges were indicated or recorded.

The Company's goodwill balances by reporting segment were as follows:

	September 30,	
	2023	2022
	(In millions)	
Northwest	$ 2.2	$ 2.2
Southwest	—	—
South Central	15.9	15.9
Southeast	6.0	6.0
East	60.5	60.5
North	49.7	49.7
Forestar	29.2	29.2
Total goodwill	$ 163.5	$ 163.5

Warranty Claims

The Company provides its homebuyers with a ten-year limited warranty for major defects in structural elements such as framing components and foundation systems, a two-year limited warranty on major mechanical systems and a one-year limited warranty on other construction components. Since the Company subcontracts its construction work to subcontractors who typically provide it with an indemnity and a certificate of insurance prior to receiving payments for their work, claims relating to workmanship and materials are generally the primary responsibility of the subcontractors. Warranty liabilities have been established by charging cost of sales for each home delivered. The amounts charged are based on management's estimate of the warranty-related costs expected to be incurred in the future. The Company's warranty liability is based upon historical warranty cost experience in each market in which it operates. See Note L.

Legal Claims and Insurance

The Company records expenses and liabilities for legal claims related to construction defect matters, personal injury claims, employment matters, land development issues, contract disputes and other matters. The amounts recorded for these contingencies are based on the estimated costs of pending claims and the estimated costs of anticipated future claims related to previously closed homes. The Company estimates and records receivables under its applicable insurance policies for these legal claims when recovery is probable. However, because the self-insured retentions under these policies are significant, the Company anticipates it will largely be self-insured. Additionally, the Company may have the ability to recover a portion of its losses from its subcontractors and their insurance carriers when the Company has been named as an additional insured on their insurance policies. See Note L.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense was approximately $64.7 million, $41.7 million and $36.1 million in fiscal 2023, 2022 and 2021, respectively, and is included in SG&A expense in the consolidated statements of operations.

Income Taxes

The Company's income tax expense is calculated using the asset and liability method, under which deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement amounts of assets and liabilities and their respective tax bases and attributable to net operating losses and tax credit carryforwards. When assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of its deferred tax assets will not be realized. The realization of deferred tax assets is dependent upon the generation of sufficient taxable income in future periods and in the jurisdictions in which those temporary differences become deductible. The Company records a valuation allowance when it determines it is more likely than not that a portion of the deferred tax assets will not be realized. The accounting for deferred taxes is based upon estimates of future results. Differences between the anticipated and actual outcomes of these future results could have a material impact on the Company's consolidated results of operations or financial position. Also, changes in existing federal and state tax laws and tax rates could affect future tax results and the valuation of the Company's deferred tax assets and liabilities. See Note H.

Interest and penalties related to unrecognized tax benefits are recognized in the financial statements as a component of income tax expense. Significant judgment is required to evaluate uncertain tax positions. The Company evaluates its uncertain tax positions on a quarterly basis. The evaluations are based upon a number of factors, including changes in facts or circumstances, changes in tax law, correspondence with tax authorities during the course of audits and effective settlement of audit issues. Changes in the recognition or measurement of uncertain tax positions could result in increases or decreases in the Company's income tax expense in the period in which the change is made. The Company's unrecognized tax benefits totaled $1.4 million and $2.9 million at September 30, 2023 and 2022, respectively.

Earnings Per Share

Basic earnings per share is based on the weighted average number of shares of common stock outstanding during each year. Diluted earnings per share is based on the weighted average number of shares of common stock and dilutive securities outstanding during each year. See Note I.

Stock-Based Compensation

The Company's stockholders formally authorize shares of its common stock to be available for future grants of stock-based compensation awards. From time to time, the Compensation Committee of the Company's Board of Directors authorizes the grant of stock-based compensation to its employees and directors from these available shares. At September 30, 2023, the outstanding stock-based compensation awards include stock options and restricted stock units. Grants of restricted stock units vest over a certain number of years as determined by the Compensation Committee of the Board of Directors. Restricted stock units outstanding at September 30, 2023 have a remaining vesting period up to 4.6 years. Stock options are granted at exercise prices which equal the market value of the Company's common stock at the date of the grant. All stock options outstanding at September 30, 2023 have vested and expire 10 years after the dates on which they were granted.

The compensation expense for stock-based awards is based on the fair value of the award and is recognized on a straight-line basis over the remaining vesting period. The fair values of restricted stock units are based on the Company's stock price on the date of grant. The fair values of stock options granted are calculated on the date of grant using a Black-Scholes option pricing model. Determining the fair value of stock options requires judgment in developing assumptions and involves a number of estimates. These estimates include, but are not limited to, the expected stock price volatility over the term of the awards, the expected dividend yield and expected stock option exercise behavior. See Note K.

Fair Value Measurements

The Financial Accounting Standards Board's authoritative guidance for fair value measurements establishes a three-level hierarchy based upon the inputs to the valuation model of an asset or liability. When available, the Company uses quoted market prices in active markets to determine fair value. The Company considers the principal market and nonperformance risk associated with the Company's counterparties when determining the fair value measurements, if applicable. Fair value measurements are used for the Company's mortgage loans held for sale, mortgage servicing rights, interest rate lock commitments and other derivative instruments on a recurring basis and are used for inventories, other mortgage loans and real estate owned on a nonrecurring basis, when events and circumstances indicate that the carrying value is not recoverable. See Note N.

NOTE B – SEGMENT INFORMATION

The Company's operating segments are its 81 homebuilding divisions, its majority-owned Forestar residential lot development operations, its financial services operations, its rental operations and its other business activities. The Company's reporting segments are its homebuilding reporting segments, its Forestar lot development segment, its financial services segment and its rental operations segment.

Homebuilding

The homebuilding operating segments are aggregated into six reporting segments. The reporting segments and the states in which the Company has homebuilding operations are as follows:

Northwest:	Colorado, Oregon, Utah and Washington
Southwest:	Arizona, California, Hawaii, Nevada and New Mexico
South Central:	Arkansas, Oklahoma and Texas
Southeast:	Alabama, Florida, Louisiana and Mississippi
East:	Georgia, North Carolina, South Carolina and Tennessee
North:	Delaware, Illinois, Indiana, Iowa, Kentucky, Maryland, Minnesota, Nebraska, New Jersey, Ohio, Pennsylvania, Virginia and West Virginia

Homebuilding is the Company's core business, generating 90%, 95% and 96% of consolidated revenues in fiscal 2023, 2022 and 2021, respectively. The Company's homebuilding divisions are primarily engaged in the acquisition and development of land and the construction and sale of residential homes, with operations in 118 markets across 33 states. Most of the revenue generated by the Company's homebuilding operations is from the sale of completed homes and to a lesser extent from the sale of land and lots.

Rental

The Company's rental segment consists of single-family and multi-family rental operations. The single-family rental operations primarily construct and lease single-family homes within a community and then market each community for a bulk sale of rental homes. The multi-family rental operations develop, construct, lease and sell residential rental properties.

Forestar

The Forestar segment is a residential lot development company with operations in 54 markets across 22 states. The Company's homebuilding divisions acquire finished lots from Forestar in accordance with the master supply agreement between the two companies. Forestar's segment results are presented on their historical cost basis, consistent with the manner in which management evaluates segment performance.

Financial Services

The Company's financial services segment provides mortgage financing and title agency services to homebuyers in many of the Company's homebuilding markets. The segment generates the substantial majority of its revenues from originating and selling mortgages and collecting fees for title insurance agency and closing services. The Company sells substantially all of the mortgages it originates and the related servicing rights to third-party purchasers.

Other

In addition to its homebuilding, rental, Forestar and financial services operations, the Company engages in other business activities through its subsidiaries. The Company conducts insurance-related operations, owns water rights and other water-related assets and owns non-residential real estate including ranch land and improvements. The results of these operations are immaterial for separate reporting and therefore are grouped together and presented in the Eliminations and Other column in the tables that follow.

The accounting policies of the reporting segments are described throughout Note A. Financial information relating to the Company's reporting segments is as follows:

	September 30, 2023					
	Homebuilding	Rental	Forestar	Financial Services	Eliminations and Other (1)	Consolidated
	(In millions)					
Assets						
Cash and cash equivalents	$ 2,920.2	$ 136.1	$ 616.0	$ 189.1	$ 12.2	$ 3,873.6
Restricted cash	6.5	3.3	—	16.7	—	26.5
Inventories:						
Construction in progress and finished homes	9,134.3	—	—	—	(132.9)	9,001.4
Residential land and lots — developed and under development	8,992.3	—	1,760.8	—	(131.2)	10,621.9
Land held for development	20.5	—	29.5	—	—	50.0
Land held for sale	8.7	—	—	—	—	8.7
Rental properties	—	2,708.4	—	—	(17.1)	2,691.3
	18,155.8	2,708.4	1,790.3	—	(281.2)	22,373.3
Mortgage loans held for sale	—	—	—	2,519.9	—	2,519.9
Deferred income taxes, net	229.8	(19.9)	—	—	(22.7)	187.2
Property and equipment, net	415.0	2.4	5.9	4.1	18.0	445.4
Other assets	2,838.5	29.8	58.5	250.3	(184.1)	2,993.0
Goodwill	134.3	—	—	—	29.2	163.5
	$ 24,700.1	$ 2,860.1	$ 2,470.7	$ 2,980.1	$ (428.6)	$ 32,582.4
Liabilities						
Accounts payable	$ 1,033.7	$ 698.6	$ 68.4	$ 0.1	$ (554.6)	$ 1,246.2
Accrued expenses and other liabilities	2,585.5	43.2	337.4	280.4	(142.7)	3,103.8
Notes payable	2,329.9	400.0	695.0	1,669.6	—	5,094.5
	$ 5,949.1	$ 1,141.8	$ 1,100.8	$ 1,950.1	$ (697.3)	$ 9,444.5

———————————

(1) Amounts include the balances of the Company's other businesses and the elimination of intercompany transactions.

	September 30, 2022					
	Homebuilding	Rental	Forestar	Financial Services	Eliminations and Other (1)	Consolidated
	(In millions)					
Assets						
Cash and cash equivalents	$ 2,040.7	$ 109.9	$ 264.8	$ 103.3	$ 21.8	$ 2,540.5
Restricted cash	11.3	1.4	—	19.7	—	32.4
Inventories:						
Construction in progress and finished homes	9,951.5	—	—	—	(153.3)	9,798.2
Residential land and lots — developed and under development	7,322.5	—	1,932.6	—	(82.0)	9,173.1
Land held for development	21.0	—	89.8	—	—	110.8
Land held for sale	29.4	—	—	—	—	29.4
Rental properties	—	2,572.1	—	—	(27.9)	2,544.2
	17,324.4	2,572.1	2,022.4	—	(263.2)	21,655.7
Mortgage loans held for sale	—	—	—	2,386.0	—	2,386.0
Deferred income taxes, net	146.3	(7.1)	—	—	1.9	141.1
Property and equipment, net	361.8	2.0	5.7	4.3	97.8	471.6
Other assets	2,266.5	18.4	50.1	492.5	132.8	2,960.3
Goodwill	134.3	—	—	—	29.2	163.5
	$ 22,285.3	$ 2,696.7	$ 2,343.0	$ 3,005.8	$ 20.3	$ 30,351.1
Liabilities						
Accounts payable	$ 1,149.1	$ 233.6	$ 72.2	$ 0.2	$ (94.8)	$ 1,360.3
Accrued expenses and other liabilities	2,365.7	25.0	365.4	596.2	(214.0)	3,138.3
Notes payable	2,942.6	800.0	706.0	1,618.3	—	6,066.9
	$ 6,457.4	$ 1,058.6	$ 1,143.6	$ 2,214.7	$ (308.8)	$ 10,565.5

_____

(1) Amounts include the balances of the Company's other businesses, the elimination of intercompany transactions and, to a lesser extent, purchase accounting adjustments.

	Year Ended September 30, 2023					
	Homebuilding	Rental	Forestar	Financial Services	Eliminations and Other (1)	Consolidated
	(In millions)					
Revenues						
Home sales	$ 31,641.0	$ —	$ —	$ —	$ —	$ 31,641.0
Land/lot sales and other	102.2	—	1,436.9	—	(1,126.7)	412.4
Rental property sales	—	2,605.5	—	—	—	2,605.5
Financial services	—	—	—	801.5	—	801.5
	31,743.2	2,605.5	1,436.9	801.5	(1,126.7)	35,460.4
Cost of sales						
Home sales (2)	24,201.3	—	—	—	(248.5)	23,952.8
Land/lot sales and other	53.8	—	1,108.9	—	(959.9)	202.8
Rental property sales	—	1,886.8	—	—	(12.7)	1,874.1
Inventory and land option charges	60.7	6.7	24.0	—	(11.1)	80.3
	24,315.8	1,893.5	1,132.9	—	(1,232.2)	26,110.0
Selling, general and administrative expense	2,239.9	290.2	97.7	594.9	26.1	3,248.8
Other (income) expense	(78.8)	(102.4)	(15.3)	(76.7)	60.1	(213.1)
Income before income taxes	$ 5,266.3	$ 524.2	$ 221.6	$ 283.3	$ 19.3	$ 6,314.7
Summary Cash Flow Information						
Depreciation and amortization	$ 64.0	$ 2.4	$ 3.0	$ 2.1	$ 20.1	$ 91.6
Cash provided by operating activities	$ 3,078.4	$ 739.2	$ 364.1	$ 13.2	$ 109.2	$ 4,304.1

---

(1) Amounts include the results of the Company's other businesses and the elimination of intercompany transactions.

(2) Amount in the Eliminations and Other column represents the recognition of profit on lots sold from Forestar to the homebuilding segment. Intercompany profit is eliminated in the consolidated financial statements when Forestar sells lots to the homebuilding segment and is recognized in the consolidated financial statements when the homebuilding segment closes homes on the lots to homebuyers.

	Year Ended September 30, 2022					
	Homebuilding	Rental	Forestar	Financial Services	Eliminations and Other (1)	Consolidated
	(In millions)					
Revenues						
Home sales	$ 31,861.7	$ —	$ —	$ —	$ —	$ 31,861.7
Land/lot sales and other	61.4	—	1,519.1	—	(1,267.4)	313.1
Rental property sales	—	510.2	—	—	—	510.2
Financial services	—	—	—	795.0	—	795.0
	31,923.1	510.2	1,519.1	795.0	(1,267.4)	33,480.0
Cost of sales						
Home sales (2)	22,715.6	—	—	—	(197.9)	22,517.7
Land/lot sales and other	39.1	—	1,182.7	—	(1,072.3)	149.5
Rental property sales	—	243.4	—	—	(5.1)	238.3
Inventory and land option charges	57.2	0.8	12.4	—	—	70.4
	22,811.9	244.2	1,195.1	—	(1,275.3)	22,975.9
Selling, general and administrative expense	2,186.7	91.1	93.6	547.6	14.7	2,933.7
Other (income) expense	(16.4)	(27.1)	(5.4)	(43.2)	32.8	(59.3)
Income before income taxes	$ 6,940.9	$ 202.0	$ 235.8	$ 290.6	$ (39.6)	$ 7,629.7
Summary Cash Flow Information						
Depreciation and amortization	$ 62.5	$ 1.0	$ 2.7	$ 1.9	$ 13.3	$ 81.4
Cash provided by (used in) operating activities	$ 1,916.7	$ (1,391.0)	$ 108.7	$ (10.5)	$ (62.1)	$ 561.8

_____

(1) Amounts include the results of the Company's other businesses and the elimination of intercompany transactions.

(2) Amount in the Eliminations and Other column represents the recognition of profit on lots sold from Forestar to the homebuilding segment. Intercompany profit is eliminated in the consolidated financial statements when Forestar sells lots to the homebuilding segment and is recognized in the consolidated financial statements when the homebuilding segment closes homes on the lots to homebuyers.

	Homebuilding	Rental	Forestar	Financial Services	Eliminations and Other (1)	Consolidated
				Year Ended September 30, 2021		
				(In millions)		
Revenues						
Home sales	$ 26,502.6	$ —	$ —	$ —	$ —	$ 26,502.6
Land/lot sales and other	75.0	—	1,325.8	—	(1,188.8)	212.0
Rental property sales	—	267.8	—	—	(31.8)	236.0
Financial services	—	—	—	823.6	—	823.6
	26,577.6	267.8	1,325.8	823.6	(1,220.6)	27,774.2
Cost of sales						
Home sales (2)	19,748.4	—	—	—	(140.1)	19,608.3
Land/lot sales and other	56.2	—	1,093.6	—	(1,030.5)	119.3
Rental property sales	—	160.8	—	—	(17.8)	143.0
Inventory and land option charges	24.9	0.7	3.0	—	—	28.6
	19,829.5	161.5	1,096.6	—	(1,188.4)	19,899.2
Selling, general and administrative expense	1,945.6	44.6	68.4	488.3	9.3	2,556.2
Gain on sale of assets	—	—	(2.5)	—	(11.5)	(14.0)
Loss on extinguishment of debt	—	—	18.1	—	—	18.1
Other (income) expense	(10.3)	(24.8)	(1.4)	(29.3)	24.2	(41.6)
Income before income taxes	$ 4,812.8	$ 86.5	$ 146.6	$ 364.6	$ (54.2)	$ 5,356.3
Summary Cash Flow Information						
Depreciation and amortization	$ 63.1	$ 5.1	$ 2.2	$ 1.7	$ 10.0	$ 82.1
Cash provided by (used in) operating activities	$ 1,239.8	$ (410.0)	$ (303.1)	$ (195.8)	$ 203.5	$ 534.4

_____

(1) Amounts include the results of the Company's other businesses, reconciling amounts between segment and consolidated balances and the elimination of intercompany transactions.

(2) Amount in the Eliminations and Other column represents the recognition of profit on lots sold from Forestar to the homebuilding segment. Intercompany profit is eliminated in the consolidated financial statements when Forestar sells lots to the homebuilding segment and is recognized in the consolidated financial statements when the homebuilding segment closes homes on the lots to homebuyers.

Homebuilding Inventories by Reporting Segment (1)

	September 30,	
	2023	**2022**
	(In millions)	
Northwest	$ 1,907.5	$ 1,802.2
Southwest	3,133.0	2,801.7
South Central	3,810.5	3,931.7
Southeast	3,958.5	4,091.1
East	3,024.7	2,542.7
North	2,078.0	1,935.7
Corporate and unallocated (2)	243.6	219.3
	$ 18,155.8	$ 17,324.4

(1) Homebuilding inventories are the only assets included in the measure of homebuilding segment assets used by the Company's chief operating decision makers.

(2) Corporate and unallocated consists primarily of homebuilding capitalized interest and property taxes.

Homebuilding Results by Reporting Segment

	Year Ended September 30,		
	2023	**2022**	**2021**
	(In millions)		
Revenues			
Northwest	$ 2,582.4	$ 2,658.4	$ 2,516.6
Southwest	4,282.8	4,840.7	4,071.0
South Central	7,612.6	8,192.3	6,111.2
Southeast	8,760.8	7,951.2	7,079.6
East	5,325.3	5,318.1	4,459.0
North	3,179.3	2,962.4	2,340.2
	$ 31,743.2	$ 31,923.1	$ 26,577.6
Inventory and Land Option Charges			
Northwest	$ 6.6	$ 7.0	$ 0.6
Southwest	11.3	6.3	3.0
South Central	7.6	9.9	5.3
Southeast	14.6	13.5	10.2
East	8.4	12.1	2.4
North	12.2	8.4	3.4
	$ 60.7	$ 57.2	$ 24.9
Income before Income Taxes (1)			
Northwest	$ 391.1	$ 560.8	$ 510.8
Southwest	489.3	968.3	653.1
South Central	1,388.3	1,910.7	1,150.2
Southeast	1,711.1	1,918.5	1,371.9
East	935.7	1,126.3	795.1
North	350.8	456.3	331.7
	$ 5,266.3	$ 6,940.9	$ 4,812.8

(1) Expenses maintained at the corporate level consist primarily of homebuilding interest and property taxes, which are capitalized and amortized to cost of sales or expensed directly, and the expenses related to operating the Company's corporate office. The amortization of capitalized interest and property taxes is allocated to each homebuilding segment based on the segment's cost of sales, while expenses associated with the corporate office are allocated to each homebuilding segment based on the segment's inventory balances.

NOTE C – INVENTORIES

At the end of each quarter, the Company reviews the performance and outlook for all of its communities and land inventories for indicators of potential impairment and performs detailed impairment evaluations and analyses when necessary. As of September 30, 2023, the Company performed detailed impairment evaluations of communities and land inventories and determined that communities with a combined carrying value of $33.8 million were impaired. As a result, impairment charges of $5.0 million were recorded during the three months ended September 30, 2023 to reduce the carrying value of the related inventory to fair value. During fiscal 2023, impairment charges totaled $19.0 million compared to $3.8 million and $5.6 million in fiscal 2022 and 2021, respectively.

During fiscal 2023, 2022 and 2021, earnest money and pre-acquisition cost write-offs related to land purchase contracts that the Company has terminated or expects to terminate were $61.3 million, $66.6 million and $23.0 million, respectively. Inventory impairments and land option charges are included in cost of sales in the consolidated statements of operations.

NOTE D – NOTES PAYABLE

The Company's notes payable at their carrying amounts consist of the following:

	September 30,	
	2023	**2022**
	(In millions)	
Homebuilding		
Unsecured:		
Revolving credit facility	$ —	$ —
4.75% senior notes due 2023 (1)	—	299.9
5.75% senior notes due 2023 (1)	—	399.6
2.5% senior notes due 2024 (1)	499.0	498.2
2.6% senior notes due 2025 (1)	498.0	497.1
1.3% senior notes due 2026 (1)	596.6	595.5
1.4% senior notes due 2027 (1)	496.5	495.7
Other secured notes	239.8	156.6
	2,329.9	2,942.6
Rental		
Unsecured:		
Revolving credit facility	400.0	800.0
Forestar		
Unsecured:		
Revolving credit facility	—	—
3.85% senior notes due 2026 (2)	397.4	396.5
5.0% senior notes due 2028 (2)	297.6	297.0
Other secured notes	—	12.5
	695.0	706.0
Financial Services		
Mortgage repurchase facilities:		
Committed facility	1,373.3	1,618.3
Uncommitted facility	296.3	—
	1,669.6	1,618.3
Total notes payable	$ 5,094.5	$ 6,066.9

_____

(1) Debt issuance costs that were deducted from the carrying amounts of the homebuilding senior notes totaled $8.4 million and $12.2 million at September 30, 2023 and 2022, respectively.

(2) Debt issuance costs that were deducted from the carrying amount of Forestar's senior notes totaled $5.0 million and $6.5 million at September 30, 2023 and 2022, respectively.

As of September 30, 2023, maturities of consolidated notes payable, assuming the mortgage repurchase facility is not extended or renewed, are $1.9 billion in fiscal 2024, $522.7 million in fiscal 2025, $1.3 billion in fiscal 2026, $607.2 million in fiscal 2027, $800 million in fiscal 2028 and none thereafter.

Homebuilding

The Company has a $2.19 billion senior unsecured homebuilding revolving credit facility with an uncommitted accordion feature that could increase the size of the facility to $3.0 billion, subject to certain conditions and availability of additional bank commitments. The facility also provides for the issuance of letters of credit with a sublimit equal to 100% of the total revolving credit commitments. Letters of credit issued under the facility reduce the available borrowing capacity. The maturity date of the facility is October 28, 2027. At September 30, 2023, there were no borrowings outstanding and $226.6 million of letters of credit issued under the revolving credit facility, resulting in available capacity of $1.96 billion.

In February 2023, the Company repaid $300 million principal amount of its 4.75% senior notes at maturity, and in July 2023, the Company redeemed $400 million principal amount of its 5.75% senior notes due August 2023. The senior notes were redeemed at a price equal to 100% of the principal amount of the notes, together with accrued and unpaid interest.

The Company's homebuilding revolving credit facility imposes restrictions on its operations and activities, including requiring the maintenance of a maximum allowable leverage ratio and a borrowing base restriction if the leverage ratio exceeds a certain level. These covenants are measured as defined in the credit agreement governing the facility and are reported to the lenders quarterly. A failure to comply with these financial covenants could allow the lending banks to terminate the availability of funds under the revolving credit facility or cause any outstanding borrowings to become due and payable prior to maturity. The credit agreement governing the facility and the indentures governing the senior notes also impose restrictions on the creation of secured debt and liens. At September 30, 2023, the Company was in compliance with all of the covenants, limitations and restrictions of its homebuilding revolving credit facility and public debt obligations.

The Company's homebuilding revolving credit facility and homebuilding senior notes are guaranteed by D.R. Horton, Inc.'s significant wholly-owned homebuilding subsidiaries.

D.R. Horton has an automatically effective universal shelf registration statement filed with the SEC in July 2021, registering debt and equity securities that the Company may issue from time to time in amounts to be determined.

The key terms of the Company's homebuilding senior notes outstanding as of September 30, 2023 are summarized below.

Notes Payable	Principal Amount	Date Issued	Date Due	Redeemable Prior to Maturity (1)	Effective Interest Rate (2)
	(In millions)				
2.5% senior notes	$500	October 2019	October 15, 2024	Yes	2.7%
2.6% senior notes	$500	May 2020	October 15, 2025	Yes	2.8%
1.3% senior notes	$600	August 2021	October 15, 2026	Yes	1.5%
1.4% senior notes	$500	October 2020	October 15, 2027	Yes	1.6%

(1) The Company may redeem the notes in whole at any time or in part from time to time, at a redemption price equal to the greater of 100% of their principal amount or the present value of the remaining scheduled payments discounted to the redemption date, plus accrued and unpaid interest. In addition, the 2.5% senior notes, the 2.6% senior notes and the 1.3% senior notes are redeemable at a redemption price of 100% of their principal amount, plus accrued and unpaid interest, on or after the date that is one month prior to the final maturity date of the notes. The 1.4% senior notes are redeemable at a redemption price of 100% of their principal amount, plus accrued and unpaid interest, on or after the date that is two months prior to the final maturity of the notes.

(2) Interest is payable semi-annually on each of the series of senior notes. The annual effective interest rate is calculated after giving effect to the amortization of debt issuance costs and the discount, if applicable.

All series of homebuilding senior notes and borrowings under the homebuilding revolving credit facility are senior obligations and rank *pari passu* in right of payment to all existing and future unsecured indebtedness and senior to all existing and future indebtedness expressly subordinated to them. The homebuilding senior notes and borrowings under the homebuilding revolving credit facility are guaranteed by entities that hold approximately 76% of the Company's assets. Upon the occurrence of both a change of control of the Company and a ratings downgrade event, as defined in the indentures governing its senior notes, the Company would be required in certain circumstances to offer to repurchase these notes at 101% of their principal amount, along with accrued and unpaid interest. Also, a change of control as defined in the revolving credit facility would constitute an event of default under the revolving credit facility, which could result in the acceleration of any borrowings outstanding under the facility and the termination of the commitments thereunder.

In July 2019, the Board of Directors authorized the repurchase of up to $500 million of the Company's debt securities. The authorization has no expiration date. All of the $500 million authorization was remaining at September 30, 2023.

Rental

The Company's rental subsidiary, DRH Rental, has a $1.025 billion senior unsecured revolving credit facility with an uncommitted accordion feature that could increase the size of the facility to $1.25 billion, subject to certain conditions and availability of additional bank commitments. Availability under the rental revolving credit facility is subject to a borrowing base calculation based on the book value of DRH Rental's real estate assets and unrestricted cash. The facility also provides for the issuance of letters of credit with a sublimit equal to the greater of $100 million and 50% of the total revolving credit commitments. The maturity date of the facility is March 4, 2026. Borrowings and repayments under the facility totaled $700 million and $1.1 billion, respectively, during fiscal 2023. At September 30, 2023, there were $400 million of borrowings outstanding at a 7.7% annual interest rate, and no letters of credit issued under the facility, resulting in available capacity of $625 million.

In October 2023, DRH Rental's credit facility was amended to extend its maturity date to October 10, 2027 and to increase its accordion feature to allow for an increase in the size of the facility up to $2.0 billion, subject to certain conditions and availability of additional bank commitments.

The rental revolving credit facility includes customary affirmative and negative covenants, events of default and financial covenants. The financial covenants require DRH Rental to maintain a minimum level of tangible net worth, a minimum level of liquidity and a maximum allowable leverage ratio. These covenants are measured as defined in the credit agreement governing the facility and are reported to the lenders quarterly. A failure to comply with these financial covenants could allow the lending banks to terminate the availability of funds under the revolving credit facility or cause any outstanding borrowings to become due and payable prior to maturity. At September 30, 2023, DRH Rental was in compliance with all of the covenants, limitations and restrictions of its revolving credit facility.

The rental revolving credit facility is guaranteed by DRH Rental's wholly-owned subsidiaries that are not immaterial subsidiaries or have not been designated as unrestricted subsidiaries. The rental revolving credit facility is not guaranteed by D.R. Horton, Inc. or any of the subsidiaries that guarantee the debt of the Company's homebuilding, Forestar or financial services operations.

Forestar

Forestar has a $410 million senior unsecured revolving credit facility with an uncommitted accordion feature that could increase the size of the facility to $600 million, subject to certain conditions and availability of additional bank commitments. The facility also provides for the issuance of letters of credit with a sublimit equal to the greater of $100 million and 50% of the total revolving credit commitments. Borrowings under the revolving credit facility are subject to a borrowing base calculation based on the book value of Forestar's real estate assets and unrestricted cash. Letters of credit issued under the facility reduce the available borrowing capacity. The maturity date of the facility is October 28, 2026. At September 30, 2023, there were no borrowings outstanding and $27.7 million of letters of credit issued under the revolving credit facility, resulting in available capacity of $382.3 million.

As of September 30, 2023, Forestar had $700 million principal amount of senior notes issued pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended, which represent unsecured obligations of Forestar. These notes include $400 million principal amount of 3.85% senior notes that mature May 15, 2026 and $300 million principal amount of 5.0% senior notes that mature March 1, 2028. The annual effective interest rate of the notes after giving effect to the amortization of financing costs is 4.1% and 5.2%, respectively. Forestar's senior notes may be redeemed prior to maturity, subject to certain limitations and premiums defined in the indenture agreements.

The Forestar revolving credit facility includes customary affirmative and negative covenants, events of default and financial covenants. The financial covenants require Forestar to maintain a minimum level of tangible net worth, a minimum level of liquidity and a maximum allowable leverage ratio. These covenants are measured as defined in the credit agreement governing the facility and are reported to the lenders quarterly. A failure to comply with these financial covenants could allow the lending banks to terminate the availability of funds under the revolving credit facility or cause any outstanding borrowings to become due and payable prior to maturity. At September 30, 2023, Forestar was in compliance with all of the covenants, limitations and restrictions of its revolving credit facility and senior note obligations.

Forestar's revolving credit facility and its senior notes are guaranteed by Forestar's wholly-owned subsidiaries that are not immaterial subsidiaries or have not been designated as unrestricted subsidiaries. They are not guaranteed by D.R. Horton, Inc. or any of the subsidiaries that guarantee the debt of the Company's homebuilding, rental or financial services operations.

In April 2020, Forestar's Board of Directors authorized the repurchase of up to $30 million of Forestar's debt securities. The authorization has no expiration date. All of the $30 million authorization was remaining at September 30, 2023.

Financial Services

The Company's mortgage subsidiary, DHI Mortgage, has two mortgage repurchase facilities, one of which is committed and the other of which is uncommitted, that provide financing and liquidity to DHI Mortgage by facilitating purchase transactions in which DHI Mortgage transfers eligible loans to counterparties upon receipt of funds from the counterparties. DHI Mortgage then has the right and obligation to repurchase the purchased loans upon their sale to third-party purchasers in the secondary market or within specified time frames in accordance with the terms of the mortgage repurchase facilities.

The committed mortgage repurchase facility has a total capacity of $2.0 billion and a maturity date of February 16, 2024. The capacity of the committed mortgage repurchase facility can be increased to $2.3 billion subject to the availability of additional commitments. At September 30, 2023, DHI Mortgage had an obligation of $1.4 billion under the committed mortgage repurchase facility at a 6.9% annual interest rate.

In April 2023, DHI Mortgage entered into a master repurchase agreement providing for an uncommitted mortgage repurchase facility. At September 30, 2023, DHI Mortgage could borrow up to $300 million under the uncommitted mortgage repurchase facility and had an obligation of $296.3 million at a 6.6% annual interest rate.

As of September 30, 2023, $2.22 billion of mortgage loans held for sale with a collateral value of $2.18 billion were pledged under the committed mortgage repurchase facility, and $323.0 million of mortgage loans held for sale with a collateral value of $300.9 million were pledged under the uncommitted mortgage repurchase facility.

The facilities contain financial covenants as to the mortgage subsidiary's minimum required tangible net worth, its maximum allowable indebtedness to tangible net worth ratio and its minimum required liquidity. At September 30, 2023, DHI Mortgage was in compliance with all of the conditions and covenants of the mortgage repurchase facilities.

These mortgage repurchase facilities are not guaranteed by D.R. Horton, Inc. or any of the subsidiaries that guarantee the debt of the Company's homebuilding, rental or Forestar operations.

NOTE E – CAPITALIZED INTEREST

The following table summarizes the Company's interest costs incurred, capitalized and expensed during the years ended September 30, 2023, 2022 and 2021:

	Year Ended September 30,					
	2023		**2022**		**2021**	
	(In millions)					
Capitalized interest, beginning of year	$	237.4	$	217.7	$	207.7
Interest incurred (1)		203.5		162.5		152.2
Interest charged to cost of sales		(154.5)		(142.8)		(142.2)
Capitalized interest, end of year	$	286.4	$	237.4	$	217.7

(1) Interest incurred in fiscal 2023, 2022 and 2021 includes interest on the Company's mortgage repurchase facility of $45.9 million, $18.9 million and $17.0 million, respectively, and Forestar interest of $32.8 million, $32.9 million and $41.6 million, respectively. Interest incurred in fiscal 2023 also includes interest on DRH Rental's revolving credit facility of $56.0 million.

NOTE F – PROPERTY AND EQUIPMENT

The Company's property and equipment balances and the related accumulated depreciation at September 30, 2023 and 2022 are summarized below.

	September 30,			
	2023		**2022**	
	(In millions)			
Homebuilding				
Buildings and improvements	$	414.6	$	349.6
Model home furniture		147.0		133.4
Office furniture and equipment		113.5		132.5
Land		39.1		35.5
Accumulated depreciation		(299.2)		(289.2)
Total homebuilding		415.0		361.8
Rental, net		2.4		2.0
Forestar, net		5.9		5.7
Financial services, net		4.1		4.3
Other businesses and eliminations, net		18.0		97.8
Property and equipment, net	$	445.4	$	471.6

Depreciation expense was $82.9 million, $72.0 million and $73.3 million in fiscal 2023, 2022 and 2021, respectively.

NOTE G – MORTGAGE LOANS

Mortgage Loans Held for Sale and Related Derivatives

Mortgage loans held for sale consist primarily of single-family residential loans collateralized by the underlying property. The Company typically sells the servicing rights for the majority of loans when the loans are sold. Servicing rights retained are typically sold within six months of loan origination. At September 30, 2023, mortgage loans held for sale of $2.5 billion had an aggregate outstanding principal balance of $2.6 billion. At September 30, 2022, mortgage loans held for sale of $2.4 billion had an aggregate outstanding principal balance of $2.5 billion. During the years ended September 30, 2023, 2022 and 2021, mortgage loans originated totaled $21.2 billion, $19.5 billion and $16.0 billion, respectively, and mortgage loans sold totaled $21.0 billion, $18.9 billion and $15.5 billion, respectively. The Company had gains on sales of loans and servicing rights of $538.4 million, $561.7 million and $619.1 million during the years ended September 30, 2023, 2022 and 2021, respectively. Net gains on sales of loans and servicing rights are included in revenues in the consolidated statements of operations. During fiscal 2023, approximately 64% of the Company's mortgage loans were sold directly to Fannie Mae, Freddie Mac or into securities backed by Ginnie Mae, and 34% were sold to one other major financial entity.

To manage the interest rate risk inherent in its mortgage operations, the Company hedges its risk using derivative instruments, generally forward sales of mortgage-backed securities (MBS), which are referred to as "hedging instruments" in the following discussion. The Company does not enter into or hold derivatives for trading or speculative purposes.

Newly originated loans that have been closed but not committed to third-party purchasers are hedged to mitigate the risk of changes in their fair value. Hedged loans are committed to third-party purchasers typically within three days after origination. The notional amounts of the hedging instruments used to hedge mortgage loans held for sale may vary in relationship to the underlying loan amounts, depending on the movements in the value of each hedging instrument relative to the value of the underlying mortgage loans. The fair value change related to the hedging instruments generally offsets the fair value change in the mortgage loans held for sale. The net fair value change, which for the years ended September 30, 2023, 2022 and 2021 was not significant, is recognized in revenues in the consolidated statements of operations. At September 30, 2023 and 2022, the Company's mortgage loans held for sale that were not committed to third-party purchasers totaled $1.7 billion and $1.6 billion, respectively.

The Company also uses hedging instruments as part of a program to offer below market interest rate financing to its homebuyers. At September 30, 2023 and 2022, the Company had MBS totaling $1.1 billion and $532.4 million, respectively, that did not yet have interest rate lock commitments (IRLCs) or closed loans created or assigned and recorded an asset of $15.7 million and $4.8 million, respectively, for the fair value of such MBS position.

Loan Commitments and Related Derivatives

The Company is party to IRLCs, which are extended to borrowers who have applied for loan funding and meet defined credit and underwriting criteria. At September 30, 2023 and 2022, the notional amount of IRLCs, which are accounted for as derivative instruments recorded at fair value, totaled $2.7 billion and $4.0 billion, respectively.

The Company manages interest rate risk related to its IRLCs through the use of best-efforts whole loan delivery commitments and hedging instruments. These instruments are considered derivatives in an economic hedge and are accounted for at fair value with gains and losses recognized in revenues in the consolidated statements of operations. At September 30, 2023 and 2022, the notional amount of best-efforts whole loan delivery commitments totaled $18.9 million and $23.5 million, respectively, and the notional amount of hedging instruments related to the remaining IRLCs totaled $2.6 billion and $3.8 billion, respectively.

Other Mortgage Loans and Loss Reserves

Mortgage loans are sold with limited recourse provisions derived from industry-standard representations and warranties in the relevant agreements. These representations and warranties primarily involve the absence of misrepresentations by the borrower or other parties, the appropriate underwriting of the loan and in some cases, a required minimum number of payments to be made by the borrower. The Company generally does not retain any other continuing interest related to mortgage loans sold in the secondary market. The majority of other mortgage loans consists of loans repurchased due to these limited recourse obligations. Typically, these loans are impaired, and some result in real estate owned through the foreclosure process. At September 30, 2023 and 2022, the Company's total other mortgage loans and real estate owned, before loss reserves, totaled $14.9 million and $14.5 million, respectively.

The Company has recorded reserves for estimated losses on other mortgage loans, real estate owned and future loan repurchase obligations due to the limited recourse provisions, all of which are recorded as reductions of revenue. The loss reserve for loan repurchase and settlement obligations is estimated based on historical experience, analysis of the volume of mortgages originated, discussions with mortgage purchasers and current housing and credit market conditions, as well as known and projected mortgage loan repurchase requests. The reserve balances at September 30, 2023 and 2022 totaled $9.9 million and $7.5 million, respectively.

Other mortgage loans and real estate owned net of the related loss reserves are included in other assets, while loan repurchase obligations are included in accrued expenses and other liabilities in the Company's consolidated balance sheets.

NOTE H – INCOME TAXES

Income Tax Expense

The components of the Company's income tax expense are as follows:

	Year Ended September 30,		
	2023	**2022**	**2021**
	(In millions)		
Current tax expense:			
Federal	$ 1,293.0	$ 1,448.9	$ 978.1
State	272.4	256.1	197.0
	1,565.4	1,705.0	1,175.1
Deferred tax expense (benefit):			
Federal	(39.0)	21.2	(12.7)
State	(6.9)	7.9	2.7
	(45.9)	29.1	(10.0)
Total income tax expense	$ 1,519.5	$ 1,734.1	$ 1,165.1

The Company's effective tax rate was 24.1%, 22.7% and 21.8% in fiscal 2023, 2022 and 2021, respectively. The effective tax rates for all years include an expense for state income taxes and tax benefits related to stock-based compensation and federal energy efficient homes tax credits.

Reconciliation of Expected Income Tax Expense

Differences between income tax expense and tax computed by applying the federal statutory rate of 21% to income before income taxes during each year is due to the following:

	Year Ended September 30,		
	2023	**2022**	**2021**
	(In millions)		
Income taxes at federal statutory rate	$ 1,326.1	$ 1,602.2	$ 1,124.8
Increase (decrease) in tax resulting from:			
State income taxes, net of federal benefit	208.1	210.0	166.9
Valuation allowance	(3.1)	(2.1)	(3.3)
Tax credits	(44.4)	(100.8)	(116.3)
Excess tax benefit from stock-based compensation	(25.6)	(20.1)	(38.4)
Tax contingencies	(1.5)	—	(6.0)
Other	59.9	44.9	37.4
Total income tax expense	$ 1,519.5	$ 1,734.1	$ 1,165.1

Deferred Income Taxes

Deferred tax assets and liabilities reflect the tax consequences of temporary differences between the financial statement bases of assets and liabilities and their tax bases, tax losses and credit carryforwards. Components of deferred income taxes are summarized as follows:

	September 30,	
	2023	**2022**
	(In millions)	
Deferred tax assets:		
Inventory costs	$ 67.8	$ 74.0
Inventory impairments	5.8	9.5
Warranty and construction defect costs	281.2	239.5
Net operating loss carryforwards	42.2	44.1
Tax credit carryforwards	6.8	6.4
Incentive compensation plans	88.0	84.7
Other	7.0	12.7
Total deferred tax assets	498.8	470.9
Valuation allowance	(14.8)	(17.9)
Total deferred tax assets, net of valuation allowance	484.0	453.0
Deferred tax liabilities:		
Deferral of profit on home closings	163.6	209.4
Depreciation of fixed assets	46.3	30.5
Deferral of income	23.4	18.5
Undistributed earnings of subsidiary	51.7	27.3
Other	11.8	26.2
Total deferred tax liabilities	296.8	311.9
Deferred income taxes, net	$ 187.2	$ 141.1

The Company has $29.3 million of tax benefits for a federal net operating loss (NOL) carryforward. The utilization of the federal NOL is subject to IRC Section 382 limitations; however, it is expected that all of the federal NOL will be utilized within the carryforward period. D.R. Horton has $11.9 million of tax benefits for state NOL carryforwards that expire at various times depending on the tax jurisdiction. Of this amount, $4.5 million of the tax benefits expire over the next ten years and the remaining $7.4 million expire from fiscal years 2034 to 2043. Forestar has $1.0 million of tax benefits for state NOL carryforwards that expire at various times depending on the tax jurisdiction.

The accounting for deferred taxes is based upon estimates of future results. Differences between the anticipated and actual outcomes of these future results could have a material impact on the Company's consolidated results of operations or financial position. Also, changes in existing federal and state tax laws and tax rates could affect future tax results and the valuation of the Company's deferred tax assets.

Valuation Allowance

The Company has a valuation allowance of $14.8 million and $17.9 million at September 30, 2023 and 2022, respectively, related to deferred tax assets for state NOL, state capital loss and tax credit carryforwards that are expected to expire before being realized. The Company will continue to evaluate both the positive and negative evidence in determining the need for a valuation allowance with respect to the remaining state NOL and tax credit carryforwards. Any reversal of the valuation allowance in future periods will impact the Company's effective tax rate.

Unrecognized Tax Benefits

Unrecognized tax benefits are the differences between tax positions taken or expected to be taken in a tax return and the benefits recognized in the financial statements. A reconciliation of the beginning and ending amounts of unrecognized tax benefits for fiscal 2023 and 2022 is as follows:

	Year Ended September 30,	
	2023	**2022**
	(In millions)	
Unrecognized tax benefits, beginning of year	$ 2.9	$ 2.9
Additions for tax positions taken in the current or prior years	—	—
Settlements	(1.5)	—
Unrecognized tax benefits, end of year	$ 1.4	$ 2.9

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate is $1.4 million and $2.9 million in fiscal 2023 and 2022, respectively. The Company had no accrued interest or penalties related to unrecognized tax benefits in fiscal 2023 or 2022. The Company classifies interest expense and penalties on income taxes as income tax expense.

Regulations and Legislation

D.R. Horton is subject to federal income tax and state income tax in multiple jurisdictions. The statute of limitations for D.R. Horton's major tax jurisdictions remains open for examination for fiscal years 2019 through 2023. Fiscal year 2019 is open with respect to a federal refund claim related to additional energy efficient tax credits. This refund claim is currently under audit by the Internal Revenue Service. D.R. Horton is under audit by various states; however, the Company is not aware of any significant findings by the state taxing authorities.

Forestar is subject to federal income tax and state income tax in multiple jurisdictions. The statute of limitations for Forestar's federal income tax remains open for examination for tax years 2020 through 2023. The statute of limitations for Forestar's major state tax jurisdictions generally remains open for examination for tax years 2018 through 2023. Forestar is not currently under audit for federal or state income taxes.

NOTE I – EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share.

	Year Ended September 30,		
	2023	**2022**	**2021**
	(In millions)		
Numerator:			
Net income attributable to D.R. Horton, Inc.	$ 4,745.7	$ 5,857.5	$ 4,175.8
Denominator:			
Denominator for basic earnings per share — weighted average common shares	340.7	351.7	361.1
Effect of dilutive securities:			
Employee stock awards	2.6	3.1	4.7
Denominator for diluted earnings per share — adjusted weighted average common shares	343.3	354.8	365.8
Basic net income per common share attributable to D.R. Horton, Inc.	$ 13.93	$ 16.65	$ 11.56
Diluted net income per common share attributable to D.R. Horton, Inc.	$ 13.82	$ 16.51	$ 11.41

NOTE J – STOCKHOLDERS' EQUITY

D.R. Horton has an automatically effective universal shelf registration statement, filed with the SEC in July 2021, registering debt and equity securities that it may issue from time to time in amounts to be determined. At September 30, 2023, the Company had 401,202,253 shares of common stock issued and 334,848,565 shares outstanding. No shares of preferred stock were issued or outstanding.

In April 2023, the Board of Directors authorized the repurchase of up to $1.0 billion of the Company's common stock, replacing the previous authorization. During fiscal 2023, the Company repurchased 11.1 million shares of its common stock at a total cost, including commissions and excise taxes, of $1.2 billion. At September 30, 2023, there was $234.0 million remaining on the repurchase authorization. In October 2023, the Board of Directors authorized the repurchase of up to $1.5 billion of the Company's common stock, replacing the previous authorization, which at that time had only $32.8 million remaining due to repurchases made subsequent to year end. The authorization has no expiration date.

The Board of Directors approved and paid quarterly cash dividends of $0.25 per common share in fiscal 2023 and $0.225 per common share in fiscal 2022. In October 2023, the Board of Directors approved a quarterly cash dividend of $0.30 per common share, payable on November 28, 2023, to stockholders of record on November 21, 2023.

Forestar has an effective shelf registration statement, filed with the SEC in October 2021, registering $750 million of equity securities, of which $300 million was reserved for sales under its at-the-market equity offering (ATM) program that became effective in November 2021. During fiscal 2023, there were no shares issued under Forestar's ATM program. At September 30, 2023, $748.2 million remained available for issuance under Forestar's shelf registration statement, of which $298.2 million was reserved for sales under its ATM program.

NOTE K – EMPLOYEE BENEFIT PLANS

The Company offers its employees a comprehensive compensation and benefits package, which includes a broad range of benefits, including medical, dental and vision healthcare insurance and paid parental leave. In addition to base pay, eligible employees may participate in the Company's 401(k) plan, employee stock purchase plan, short-term incentive bonus program and/or its stock compensation plans, as described below.

Deferred Compensation Plans

The Company has a 401(k) plan for all employees who have been with the Company for a period of six months or more. The Company matches portions of employees' voluntary contributions. The Company recorded $40.2 million, $35.4 million and $30.3 million of expense for matching contributions in fiscal 2023, 2022 and 2021, respectively.

The Company's Supplemental Executive Retirement Plan (SERP) is a non-qualified deferred compensation program that provides benefits payable to certain management employees upon retirement, death or termination of employment. Under the SERP, the Company accrues an unfunded benefit based on a percentage of the eligible employees' salaries, as well as an interest factor based upon a predetermined formula. The Company's liabilities related to the SERP were $58.9 million and $52.1 million at September 30, 2023 and 2022, respectively. The Company recorded $8.3 million, $7.7 million and $7.0 million of expense for this plan in fiscal 2023, 2022 and 2021, respectively.

The Company has a deferred compensation plan available to a select group of employees which allows participating employees to contribute compensation into the plan on a before tax basis and defer income taxation on the contributions until the funds are withdrawn from the plan. The participating employees designate investments for their contributions; however, the Company is not required to invest the contributions in the designated investments. The Company's net liabilities related to the deferred compensation plan were $148.2 million and $119.5 million at September 30, 2023 and 2022, respectively. The Company records as SG&A expense the amount that the employee contributions would have earned had the funds been invested in the designated investments. Related to this plan, the Company recorded a charge to expense of $17.0 million in fiscal 2023, a credit to expense of $24.0 million in fiscal 2022 and a charge to expense of $21.7 million in fiscal 2021.

Employee Stock Purchase Plan

The Company's Employee Stock Purchase Plan provides eligible employees the opportunity to purchase common stock of the Company at a discounted price of 85% of the fair market value of the stock on the designated dates of purchase. The price to eligible employees may be further discounted depending on the average fair market value of the stock during the period and certain other criteria. Under the terms of the plan, the total fair market value of common stock that an eligible employee may purchase each year is limited to the lesser of 15% of the employee's annual compensation or $25,000. Under the plan, employees purchased 143,960 shares for $11.0 million in fiscal 2023, 164,193 shares for $10.7 million in fiscal 2022 and 112,995 shares for $7.5 million in fiscal 2021. At September 30, 2023, the Company had 2.4 million shares of common stock reserved for issuance pursuant to the Employee Stock Purchase Plan.

Incentive Bonus Plan

The Company's Incentive Bonus Plan provides for the Compensation Committee to award short-term performance bonuses to senior management based upon the level of achievement of certain criteria. For fiscal 2023, 2022 and 2021, the Compensation Committee approved awards whereby certain executive officers could earn performance bonuses based upon percentages of the Company's pre-tax income. Compensation expense related to these plans was $35.4 million, $40.5 million and $61.6 million in fiscal 2023, 2022 and 2021, respectively.

Stock-Based Compensation

The Company's Stock Incentive Plan provides for the granting of stock options and restricted stock units to executive officers, other key employees and non-management directors. Restricted stock unit (RSU) awards may be based on service over a requisite time period (time-based) or on performance (performance-based). RSU equity awards represent the contingent right to receive one share of the Company's common stock per RSU if the vesting conditions and/or performance criteria are satisfied. The RSUs have no dividend or voting rights until vested. At September 30, 2023, the Company had 4.4 million shares of common stock reserved for issuance and 1.2 million shares available for future grants under the Stock Incentive Plan.

Time-Based Restricted Stock Unit Equity Awards

During fiscal 2023, 2022 and 2021, time-based RSUs were granted to the Company's executive officers, other key employees and non-management directors (collectively, approximately 1,380, 1,200 and 1,030 recipients, respectively). These awards vest annually in equal installments over periods of three to five years.

The following table provides additional information related to time-based RSU activity during fiscal 2023, 2022 and 2021. The number of RSUs vested includes shares of common stock withheld by the Company on behalf of employees to satisfy the tax withholding requirements.

	Year Ended September 30,					
	2023		**2022**		**2021**	
	Number of Restricted Stock Units	**Weighted Average Grant Date Fair Value**	**Number of Restricted Stock Units**	**Weighted Average Grant Date Fair Value**	**Number of Restricted Stock Units**	**Weighted Average Grant Date Fair Value**
Outstanding at beginning of year	3,466,094	$ 57.50	3,817,265	$ 46.16	4,725,701	$ 34.79
Granted	877,131	93.44	1,153,124	74.96	856,615	83.13
Vested	(1,251,785)	50.61	(1,402,642)	41.44	(1,644,263)	33.26
Cancelled	(124,515)	61.95	(101,653)	51.22	(120,788)	39.16
Outstanding at end of year	2,966,925	$ 70.85	3,466,094	$ 57.50	3,817,265	$ 46.16

The total fair value of shares vested on the vesting date during fiscal 2023, 2022 and 2021 was $115.2 million, $120.1 million and $131.3 million, respectively. For fiscal 2023, 2022 and 2021, compensation expense related to time-based RSUs was $65.7 million, $63.6 million and $56.5 million, respectively. At September 30, 2023, there was $156.4 million of unrecognized compensation expense related to unvested time-based RSU awards. This expense is expected to be recognized over a weighted average period of 2.6 years.

Performance-Based Restricted Stock Unit Equity Awards

During fiscal 2023, 2022 and 2021, performance-based RSU equity awards that vest at the end of three-year performance periods were granted to the Company's executive officers. The number of units that ultimately vest depends on the Company's relative position as compared to its peers in achieving certain performance criteria and can range from 0% to 200% of the number of units granted. The performance criteria are total shareholder return, return on investment, SG&A expense containment and gross profit. Compensation expense related to these grants is based on the Company's performance against its peer group, the elapsed portion of the performance period and the grant date fair value of the award.

The following table provides additional information related to the performance-based RSUs outstanding at September 30, 2023.

Grant Date	Vesting Date	Target Number of Performance Units	Grant Date Fair Value per Unit	Compensation Expense Year Ended September 30,		
				2023	2022	2021
				(In millions)		
November 2020	September 2023	360,000	$ 70.60	$ 11.0	$ 12.5	$ 12.5
October 2021 (1)	September 2024	430,000	80.58	14.3	14.3	—
October 2022	September 2025	600,000	79.97	11.6	—	—
				$ 36.9	$ 26.8	$ 12.5

_____

(1) The performance RSUs granted in October 2021 totaled 390,000; however, in March 2022, the Compensation Committee of the Company's Board of Directors approved an amendment and restatement of this award to increase the RSUs granted from 390,000 to 430,000. Concurrent with this change, the Compensation Committee amended the executive officer short-term performance bonus plan to reduce the amount of the award that could be earned.

In October 2023, the Compensation Committee approved the issuance of the performance-based RSUs that vested in September 2023 in the form of 607,500 shares of common stock to satisfy the awards.

Stock Options

Stock options are granted at exercise prices which equal the market value of the Company's common stock at the date of the grant. The options outstanding at September 30, 2023 are all exercisable and expire 10 years after the dates on which they were granted.

The Company did not grant stock options during fiscal 2023, 2022 or 2021. The following table provides information related to stock option activity during those years.

	Year Ended September 30,					
	2023		2022		2021	
	Stock Options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price
Outstanding at beginning of year	823,486	$ 23.84	1,115,776	$ 23.84	2,224,415	$ 19.94
Exercised	(603,823)	23.83	(292,290)	23.83	(1,108,639)	16.02
Cancelled or expired	—	—	—	—	—	—
Outstanding at end of year	219,663	$ 23.86	823,486	$ 23.84	1,115,776	$ 23.84
Exercisable at end of year	219,663	$ 23.86	823,486	$ 23.84	1,115,776	$ 23.84

The aggregate intrinsic value of options exercised during fiscal 2023, 2022 and 2021 was $47.2 million, $23.0 million and $82.5 million, respectively. The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the option exercise price.

The aggregate intrinsic value of options outstanding and exercisable at September 30, 2023 was $18.4 million. Exercise prices for options outstanding at September 30, 2023 ranged from $23.57 to $23.86. The weighted average remaining contractual lives of options outstanding and exercisable at September 30, 2023 is 0.4 years.

NOTE L – COMMITMENTS AND CONTINGENCIES

Warranty Claims

The Company provides its homebuyers with warranties for defects in structural elements, mechanical systems and other construction components of the home. Warranty liabilities are established by charging cost of sales for each home delivered based on management's estimate of expected warranty-related costs and by accruing for existing warranty claims. The Company's warranty liability is based upon historical warranty cost experience in each market in which it operates. The estimation of these costs is subject to a high degree of variability due to uncertainties related to these factors. Due to the high degree of judgment required in establishing the liability for warranty claims, actual future costs could differ significantly from current estimated amounts, and it is not possible for the Company to make a reasonable estimate of the possible loss or range of loss in excess of its warranty liability.

Changes in the Company's warranty liability during fiscal 2023 and 2022 were as follows:

	September 30,			
	2023		**2022**	
	(In millions)			
Warranty liability, beginning of year	$	454.3	$	376.3
Warranties issued		191.2		185.8
Changes in liability for pre-existing warranties		(4.7)		15.1
Settlements made		(128.4)		(122.9)
Warranty liability, end of year	$	512.4	$	454.3

Legal Claims and Insurance

The Company is named as a defendant in various claims, complaints and other legal actions in the ordinary course of business. At any point in time, the Company is managing several hundred individual claims related to construction defect matters, personal injury claims, employment matters, land development issues, contract disputes and other matters. The Company has established reserves for these contingencies based on the estimated costs of pending claims and the estimated costs of anticipated future claims related to previously closed homes. The estimated liabilities for these contingencies were $858.9 million and $729.1 million at September 30, 2023 and 2022, respectively, and are included in accrued expenses and other liabilities in the consolidated balance sheets. Approximately 97% and 99% of these reserves related to construction defect matters at September 30, 2023 and 2022, respectively. Expenses related to the Company's legal contingencies were $139.7 million, $138.0 million and $72.4 million in fiscal 2023, 2022 and 2021, respectively.

The Company's reserves for construction defect claims include the estimated costs of both known claims and anticipated future claims. As of September 30, 2023, no individual existing claim was material to the Company's financial statements. The Company has closed a significant number of homes during recent years and may be subject to future construction defect claims on these homes. Although regulations vary from state to state, construction defect issues can generally be reported for up to ten years after the home has closed in many states in which the Company operates. Historical data and trends regarding the frequency of claims incurred and the costs to resolve claims relative to the types of products and markets where the Company operates are used to estimate the construction defect liabilities for both existing and anticipated future claims. These estimates are subject to ongoing revision as the circumstances of individual pending claims and historical data and trends change. Adjustments to estimated reserves are recorded in the accounting period in which the change in estimate occurs.

Historical trends in construction defect claims have been inconsistent, and the Company believes they may continue to fluctuate. The Company also believes that fluctuations in housing market conditions can affect the frequency and cost of construction defect claims. If the ultimate resolution of construction defect claims resulting from the Company's home closings in prior years varies from current expectations, it could significantly change the Company's estimates regarding the frequency and timing of claims incurred and the costs to resolve existing and anticipated future claims, which would impact the construction defect reserves in the future. If the frequency of claims incurred or costs of existing and future legal claims significantly exceed the Company's current estimates, they will have a significant negative impact on its future earnings and liquidity.

Changes in the Company's legal claims reserves during fiscal 2023 and 2022 were as follows:

		September 30,		
		2023		**2022**
		(In millions)		
Reserves for legal claims, beginning of year	$	729.1	$	577.5
Increase in reserves		179.9		186.1
Payments		(50.1)		(34.5)
Reserves for legal claims, end of year	$	858.9	$	729.1

Prior to June 1, 2021, in the majority of states in which it operates, the Company has general liability insurance policies to provide risk transfer against a portion of the risk of loss from construction defect and other claims. The Company also contractually requires major subcontractors in most markets to have general liability insurance which includes construction defect coverage. The Company estimates and records receivables under these policies for known claims and anticipated future construction defect claims on previously closed homes and other legal claims and lawsuits incurred in the ordinary course of business when recovery is probable. However, because the self-insured retentions under these policies are significant and the limits of the policies are finite, the Company anticipates it may be in large part self-insured. After June 1, 2021, except for contractual risk transfer, the Company is almost exclusively self-insured for construction defect exposures. The Company's estimated insurance receivables from estimated losses for pending legal claims and anticipated future claims related to previously closed homes totaled $165.8 million and $137.9 million at September 30, 2023 and 2022, respectively, and are included in other assets in the consolidated balance sheets.

In some states where the Company believes it is too difficult or expensive for its subcontractors to obtain general liability insurance, the Company has waived its normal subcontractor general liability insurance requirements to obtain lower costs from subcontractors. In these states, the Company purchases insurance policies from either third-party carriers or its wholly-owned captive insurance subsidiary and names certain subcontractors as additional insureds. The policies issued by the captive insurance subsidiary and the policies issued on or after June 1, 2020 by third-party carriers essentially represent self-insurance of these risks by the Company.

The Company is self-insured for the deductible amounts under its workers' compensation insurance policies. The deductibles vary by policy year, but in no years exceed $0.5 million per occurrence. The deductible for the 2022, 2023 and 2024 policy years is $0.5 million per occurrence.

The estimation of losses related to these reserves and the related estimates of recoveries from insurance policies are subject to a high degree of variability due to uncertainties such as trends in construction defect claims relative to the Company's markets and the types of products built, claim frequency, claim settlement costs and patterns, insurance industry practices and legal interpretations, among others. Due to the high degree of judgment required in establishing reserves for these contingencies, actual future costs and recoveries from insurance could differ significantly from current estimated amounts, and it is not possible for the Company to make a reasonable estimate of the possible loss or range of loss in excess of its reserves.

Land and Lot Purchase Contracts

The Company enters into land and lot purchase contracts to acquire land or lots for the construction of homes. At September 30, 2023, the Company had total deposits of $1.8 billion, consisting of cash deposits of $1.7 billion and promissory notes and surety bonds of $119.4 million, related to contracts to purchase land and lots with a total remaining purchase price of approximately $21.1 billion. The majority of land and lots under contract are currently expected to be purchased within three years. Of these amounts, $139.1 million of the deposits related to contracts with Forestar to purchase land and lots with a remaining purchase price of $1.3 billion. A limited number of the homebuilding land and lot purchase contracts at September 30, 2023, representing $226.3 million of remaining purchase price, were subject to specific performance provisions that may require the Company to purchase the land or lots upon the land sellers meeting their respective contractual obligations. Of the $226.3 million remaining purchase price subject to specific performance provisions, $183 million related to contracts between the homebuilding segment and Forestar.

During fiscal 2023 and 2022, Forestar reimbursed the homebuilding segment $10.9 million and $8.7 million, respectively, for previously paid earnest money and $21.8 million and $58.9 million, respectively, for pre-acquisition and other due diligence costs related to land purchase contracts whereby the homebuilding segment assigned its rights under contract to Forestar.

Other Commitments

At September 30, 2023, the Company had outstanding surety bonds of $3.2 billion and letters of credit of $254.3 million to secure performance under various contracts. Of the total letters of credit, $226.6 million were issued under the homebuilding revolving credit facility and $27.7 million were issued under Forestar's revolving credit facility.

The Company leases office space and equipment under non-cancelable operating leases. At September 30, 2023, the future minimum annual lease payments under these agreements are as follows (in millions):

Fiscal 2024	$ 25.2
Fiscal 2025	14.7
Fiscal 2026	6.6
Fiscal 2027	4.1
Fiscal 2028	1.9
Thereafter	0.1
	$ 52.6

Rent expense was $44.7 million, $38.1 million and $31.7 million for fiscal 2023, 2022 and 2021, respectively.

NOTE M – OTHER ASSETS, ACCRUED EXPENSES AND OTHER LIABILITIES

The Company's other assets at September 30, 2023 and 2022 were as follows:

	September 30,			
	2023		**2022**	
	(In millions)			
Earnest money and refundable deposits	$	1,859.6	$	1,685.7
Mortgage hedging instruments and commitments		153.6		330.2
Water rights and other water-related assets		319.6		286.6
Other receivables		167.2		210.9
Insurance receivables		165.8		137.9
Prepaid assets		93.0		77.4
Contract assets - insurance agency commissions		93.9		74.3
Interest rate lock commitments		2.3		47.7
Lease right of use assets		46.6		46.6
Mortgage servicing rights		11.1		10.6
Other		80.3		52.4
	$	2,993.0	$	2,960.3

The Company's accrued expenses and other liabilities at September 30, 2023 and 2022 were as follows:

	September 30,			
	2023		**2022**	
	(In millions)			
Reserves for legal claims	$	858.9	$	729.1
Employee compensation and related liabilities		531.0		524.3
Warranty liability		512.4		454.3
Inventory related accruals		353.6		403.6
Broker deposits related to hedging instruments		118.9		240.9
Customer deposits		147.1		224.2
Interest rate lock commitments		33.9		183.5
Federal and state income tax liabilities		233.8		110.9
Accrued property taxes		69.2		60.1
Lease liabilities		48.1		47.9
Accrued interest		33.6		33.8
Mortgage hedging instruments and commitments		15.7		12.4
Other		147.6		113.3
	$	3,103.8	$	3,138.3

NOTE N – FAIR VALUE MEASUREMENTS

Fair value measurements are used for the Company's mortgage loans held for sale, mortgage servicing rights, IRLCs and other derivative instruments on a recurring basis and are used for inventories, other mortgage loans and real estate owned on a nonrecurring basis, when events and circumstances indicate that the carrying value is not recoverable. The fair value hierarchy and its application to these Company assets and liabilities is as follows:

- Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities. The Company does not currently have any assets or liabilities measured at fair value using Level 1 inputs.

- Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market. The Company's assets and liabilities measured at fair value using Level 2 inputs on a recurring basis are as follows:

  ◦ *Mortgage loans held for sale* - The fair value of these loans is generally calculated by reference to quoted prices in secondary markets for commitments to sell mortgage loans with similar characteristics. Closed mortgage loans are typically sold shortly after origination, which limits exposure to nonperformance by loan buyer counterparties to a short time period. In addition, the Company actively monitors the financial strength of its counterparties.

  ◦ *Loan sale commitments and hedging instruments* - The fair values of best-efforts and mandatory loan sale commitments and derivative instruments such as forward sales of MBS that are utilized as hedging instruments are calculated by reference to quoted prices for similar assets. The Company mitigates exposure to nonperformance risk associated with derivative instruments by limiting the number of counterparties and actively monitoring their financial strength and creditworthiness. Further, the Company's derivative contracts typically have short-term durations with maturities from one to four months. Accordingly, the Company's risk of nonperformance relative to its derivative positions is not significant.

The Company's assets measured at fair value using Level 2 inputs on a nonrecurring basis are a limited number of mortgage loans held for sale with some degree of impairment affecting their marketability and are reported at the lower of carrying value or fair value. When available, fair value is determined by reference to quoted prices in the secondary markets for such assets.

After consideration of nonperformance risk, no additional adjustments were made to the fair value measurements of mortgage loans held for sale or hedging instruments.

- Level 3 – Valuation is typically derived from model-based techniques in which at least one significant input is unobservable and based on the Company's own estimates about the assumptions that market participants would use to value the asset or liability.

The Company's assets measured at fair value using Level 3 inputs on a recurring basis are as follows:

- ◦ *Mortgage loans held for sale* - For a limited number of mortgage loans held for sale with some degree of impairment affecting their marketability and for which reference to quoted prices in the secondary markets is not available, the fair value is calculated using an income approach whereby the net present value of the discounted cash flows is modeled using both a prepayment and a liquidation disposition. The cash flow is then adjusted based on the probability of each disposition.

- ◦ *Mortgage servicing rights* - The fair value of mortgage servicing rights is derived utilizing a third-party model which calculates the present value of estimated future cash flows associated with the servicing asset. Key assumptions to the model include prepayment rate, discount rate and delinquency rate.

- ◦ *IRLCs* - The fair value of IRLCs is calculated by reference to quoted prices in secondary markets for commitments to sell mortgage loans with similar characteristics. These valuations do not contain adjustments for expirations as any expired commitments are excluded from the fair value measurement. The Company generally only issues IRLCs for products that meet specific purchaser guidelines. Should any purchaser become insolvent, the Company would not be required to close the transaction based on the terms of the commitment. Since not all IRLCs will become closed loans, the Company further adjusts its fair value measurements for the estimated amount of IRLCs that will not close.

The Company's assets measured at fair value using Level 3 inputs that are typically reported at the lower of carrying value or fair value on a nonrecurring basis are as follows:

- ◦ *Inventory held and used* - In assessing impairment indicators of its inventory held and used, the Company performs an analysis of the undiscounted cash flows estimated to be generated by those assets. The most significant factors used to estimate undiscounted future cash flows include pricing and incentive levels actually realized by the community, the rate at which the homes are sold and the costs incurred to develop the lots and construct the homes. Inventory held and used measured at fair value represents those communities for which the estimated undiscounted cash flows are less than their carrying amounts and therefore, the Company recorded impairments during the period to record the inventory at fair value calculated based on its discounted estimated future cash flows.

- ◦ *Inventory available for sale* - The factors considered in determining fair values of the Company's land held for sale primarily include actual sale contracts and recent offers received from outside third parties, and may also include prices for land in recent comparable sales transactions and other market analysis. If the estimated fair value less the costs to sell an asset is less than the asset's current carrying value, the asset is written down to its estimated fair value less costs to sell.

- ◦ *Certain mortgage loans held for sale* - A limited number of mortgage loans held for sale have some degree of impairment affecting their marketability. For some of these loans, quoted prices in the secondary market are not available and therefore, a cash flow valuation model is used to determine fair value.

- ◦ *Certain other mortgage loans and real estate owned* - Other mortgage loans include performing and nonperforming mortgage loans, which often become real estate owned through the foreclosure process. The fair values of other mortgage loans and real estate owned are determined based on the Company's assessment of the value of the underlying collateral or the value of the property, as applicable. The Company uses different methods to assess the value of the properties, which may include broker price opinions, appraisals or cash flow valuation models.

The following tables summarize the Company's assets and liabilities measured at fair value on a recurring basis at September 30, 2023 and 2022, and the changes in the fair value of the Level 3 assets during fiscal 2023 and 2022.

	Balance Sheet Location	Fair Value at September 30, 2023			
		Level 1	Level 2	Level 3	Total
		(In millions)			
Mortgage loans held for sale (1)	Mortgage loans held for sale	$ —	$ 2,469.1	$ 11.6	$ 2,480.7
Mortgage servicing rights (2)	Other assets	—	—	11.1	11.1
Derivatives not designated as hedging instruments (3):					
Interest rate lock commitments (4)	Other assets and other liabilities	—	—	(31.6)	(31.6)
Mortgage hedging instruments and commitments (5)	Other assets and other liabilities	—	137.9	—	137.9

	Balance Sheet Location	Fair Value at September 30, 2022			
		Level 1	Level 2	Level 3	Total
		(In millions)			
Mortgage loans held for sale (1)	Mortgage loans held for sale	$ —	$ 2,356.1	$ 14.1	$ 2,370.2
Mortgage servicing rights (2)	Other assets	—	—	10.6	10.6
Derivatives not designated as hedging instruments (3):					
Interest rate lock commitments (4)	Other assets and other liabilities	—	—	(135.8)	(135.8)
Mortgage hedging instruments and commitments (5)	Other assets and other liabilities	—	317.8	—	317.8

Level 3 Assets and Liabilities at Fair Value for the Year Ended September 30, 2023

	Balance at September 30, 2022	Net realized and unrealized gains (losses)	Purchases / Originations	Sales and Settlements	Principal Reductions	Net transfers to (out of) Level 3	Balance at September 30, 2023
			(In millions)				
Mortgage loans held for sale (1)	$ 14.1	$ 2.6	$ —	$ (14.8)	$ —	$ 9.7	$ 11.6
Mortgage servicing rights (2)	10.6	0.2	52.4	(52.1)	—	—	11.1
Interest rate lock commitments (4)	(135.8)	104.2	—	—	—	—	(31.6)

Level 3 Assets and Liabilities at Fair Value for the Year Ended September 30, 2022

	Balance at September 30, 2021	Net realized and unrealized gains (losses)	Purchases / Originations	Sales and Settlements	Principal Reductions	Net transfers to (out of) Level 3	Balance at September 30, 2022
			(In millions)				
Mortgage loans held for sale (1)	$ 11.7	$ (0.7)	$ —	$ (3.9)	$ —	$ 7.0	$ 14.1
Mortgage servicing rights (2)	4.1	(1.2)	35.3	(27.6)	—	—	10.6
Interest rate lock commitments (4)	17.2	(153.0)	—	—	—	—	(135.8)

———————

(1) The Company typically elects the fair value option upon origination for mortgage loans held for sale. Interest income earned on mortgage loans held for sale is based on contractual interest rates and included in other income. Mortgage loans held for sale valued using Level 3 inputs at September 30, 2023 and 2022 include $11.6 million and $14.1 million, respectively, of loans for which the Company elected the fair value option upon origination and did not sell into the secondary market. Mortgage loans held for sale totaling $9.7 million and $7.0 million were transferred to Level 3 during fiscal 2023 and 2022, respectively, due to significant unobservable inputs used in determining the fair value of these loans. The fair value of these mortgage loans held for sale is generally calculated considering pricing in the secondary market and adjusted for the value of the underlying collateral, including interest rate risk, liquidity risk and prepayment risk. The Company plans to sell these loans as market conditions permit.

(2) Although the majority of the Company's mortgage loans are sold on a servicing-released basis, when the servicing rights are retained, the Company records them at fair value using third-party valuations. The valuation at the time the servicing asset is retained is reflected in the purchases/originations column with subsequent changes in value classified as realized and unrealized gains (losses). The key assumptions used in the valuation, which are generally unobservable inputs, are mortgage prepayment rates, discount rates and delinquency rates, which were 10%, 11% and 8%, respectively, at September 30, 2023.

(3) Fair value measurements of these derivatives represent changes in fair value, as calculated by reference to quoted prices for similar assets, and are reflected in the balance sheet as other assets or accrued expenses and other liabilities. Changes in the fair value of these derivatives are included in revenues in the consolidated statements of operations. The net fair value change in fiscal 2023 and 2022 recognized in revenues in the consolidated statements of operations was not significant.

(4)   The fair value of interest rate lock commitments at September 30, 2023 reflects a $2.3 million change in fair value in other assets and a $33.9 million change in fair value in other liabilities. The fair value of interest rate lock commitments at September 30, 2022 reflects $47.7 million of servicing release premiums in other assets and a $183.5 million change in fair value in other liabilities.

(5)   The fair value of mortgage hedging instruments and commitments at September 30, 2023 reflects a $153.6 million change in fair value in other assets and a $15.7 million change in fair value in other liabilities. The fair value of mortgage hedging instruments and commitments at September 30, 2022 reflects a $330.2 million change in fair value in other assets and a $12.4 million change in fair value in other liabilities.

The following table summarizes the Company's assets measured at fair value on a nonrecurring basis at September 30, 2023 and 2022.

		Fair Value at September 30,			
		2023		2022	
Balance Sheet Location		**Level 2**	**Level 3**	**Level 2**	**Level 3**
		(In millions)			
Inventory held and used (1) (2)	Inventories	$ —	$ 28.8	$ —	$ —
Mortgage loans held for sale (1) (3)	Mortgage loans held for sale	—	30.7	—	15.8
Other mortgage loans (1) (4)	Other assets	—	2.2	—	1.5

(1)   The fair values included in the table above represent only those assets whose carrying values were adjusted to fair value as a result of impairment at September 30, 2023 and 2022, respectively.

(2)   In performing its impairment analysis of communities, a discount rate of 12% was used in the period of impairment.

(3)   These mortgage loans have some degree of impairment affecting their marketability and are valued at the lower of carrying value or fair value. When available, quoted prices in the secondary market are used to determine fair value (Level 2); otherwise, a cash flow valuation model is used to determine fair value (Level 3).

(4)   The fair values of other mortgage loans were determined based on the value of the underlying collateral.

For the financial assets and liabilities that the Company does not reflect at fair value, the following tables present both their respective carrying value and fair value at September 30, 2023 and 2022.

	Carrying Value	Fair Value at September 30, 2023			
		Level 1	**Level 2**	**Level 3**	**Total**
		(In millions)			
Cash and cash equivalents (1)	$ 3,873.6	$ 3,873.6	$ —	$ —	$ 3,873.6
Restricted cash (1)	26.5	26.5	—	—	26.5
Notes payable (2) (3)	5,094.5	—	2,532.5	2,309.4	4,841.9

	Carrying Value	Fair Value at September 30, 2022			
		Level 1	**Level 2**	**Level 3**	**Total**
		(In millions)			
Cash and cash equivalents (1)	$ 2,540.5	$ 2,540.5	$ —	$ —	$ 2,540.5
Restricted cash (1)	32.4	32.4	—	—	32.4
Notes payable (2) (3)	6,066.9	—	3,121.7	2,587.6	5,709.3

(1)   The fair values of cash, cash equivalents and restricted cash approximate their carrying values due to their short-term nature and are classified as Level 1 within the fair value hierarchy.

(2)   The fair value of the senior notes is determined based on quoted prices, which is classified as Level 2 within the fair value hierarchy.

(3)   The fair values of other secured notes and borrowings on the revolving credit facility and the mortgage repurchase facility approximate carrying value due to their short-term nature or floating interest rate terms, as applicable, and are classified as Level 3 within the fair value hierarchy.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, an evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the Company's disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. Based on that evaluation, the CEO and CFO concluded that the Company's disclosure controls and procedures as of September 30, 2023 were effective in providing reasonable assurance that information required to be disclosed in the reports the Company files, furnishes, submits or otherwise provides the Securities and Exchange Commission (SEC) under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that information required to be disclosed in reports filed by the Company under the Exchange Act is accumulated and communicated to the Company's management, including the CEO and CFO, in such a manner as to allow timely decisions regarding the required disclosure.

There have been no changes in the Company's internal controls over financial reporting during the quarter ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of September 30, 2023.

Ernst & Young LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of September 30, 2023, as stated in their report included herein.

ITEM 9B. OTHER INFORMATION

During the three months ended September 30, 2023, no director or Section 16 officer adopted or terminated any Rule 10b5-1 trading arrangements or non-Rule 10b5-1 trading arrangements (in each case, as defined in Item 408(a) of Regulation S-K).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is set forth under the captions *"Proposal One — Election of Directors," "Corporate Governance and Board Matters"* and *"Delinquent Section 16(a) Reports,"* if applicable, in the registrant's definitive Proxy Statement for the 2024 Annual Meeting of Stockholders and incorporated herein by reference.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this item is set forth under the captions *"Executive Compensation"* and *"CEO Pay Ratio"* in the registrant's definitive Proxy Statement for the 2024 Annual Meeting of Stockholders and incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes our equity compensation plans as of September 30, 2023.

Plan Category	(a) Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights		(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights		(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))	
Equity compensation plans approved by stockholders	4,576,588	(1)	$ 23.86	(2)	6,983,171	(3)
Equity compensation plans not approved by stockholders	—		n/a		—	
Total	4,576,588		$ 23.86		6,983,171	

(1)   Amount includes outstanding stock option and restricted stock unit awards. The number of outstanding performance-based restricted stock unit awards is based on the target number of units granted.

(2)   Amount reflects the weighted average exercise price with respect to outstanding stock options and does not take into account outstanding restricted stock units, which do not have an exercise price.

(3)   Amount includes 2,406,583 shares reserved for issuance under the Company's Employee Stock Purchase Plan. Under the Employee Stock Purchase Plan, employees purchased 143,960 shares of common stock in fiscal 2023.

The remaining information required by this item is set forth under the caption *"Beneficial Ownership of Common Stock"* in the registrant's definitive Proxy Statement for the 2024 Annual Meeting of Stockholders and incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is set forth under the captions *"Certain Relationships and Related Person Transactions"* and *"Corporate Governance and Board Matters"* in the registrant's definitive Proxy Statement for the 2024 Annual Meeting of Stockholders and incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is set forth under the caption *"Independent Registered Public Accountants"* in the registrant's definitive Proxy Statement for the 2024 Annual Meeting of Stockholders and incorporated herein by reference.

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report.

   (1) *Financial Statements*

       Our consolidated financial statements are included in Part II, Item 8 of this Annual Report on Form 10-K.

   (2) *Financial Statement Schedules*

       All financial statement schedules are omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

   (3) *Exhibits*

       The exhibits listed in (b) are filed or incorporated by reference as part of this Annual Report on Form 10-K.

(b) Exhibits

Exhibit Number	Exhibit
2.1	Agreement and Plan of Merger dated June 29, 2017 by and among the Company, Force Merger Sub, Inc. and Forestar Group Inc. (incorporated by reference from Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on June 29, 2017).
3.1	Certificate of Amendment of the Amended and Restated Certificate of Incorporation, as amended, of the Company, dated January 31, 2006, and the Amended and Restated Certificate of Incorporation, as amended, of the Company dated March 18, 1992 (incorporated by reference from Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2005, filed with the SEC on February 2, 2006).
3.2	Amended and Restated Bylaws of the Company (incorporated by reference from Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on November 8, 2017).
4.1	See Exhibit 3.1.
4.2	Senior Debt Securities Indenture, dated as of October 10, 2019, among the Company and Branch Banking and Trust Company, as trustee (incorporated by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on October 10, 2019).
4.3	First Supplemental Indenture, dated as of October 10, 2019, among the Company, the guarantors named therein and Branch Banking and Trust Company, as trustee, relating to the 2.500% Senior Notes Due 2024 issued by the Company (incorporated by reference from Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on October 10, 2019).
4.4	Second Supplemental Indenture, dated as of May 5, 2020, among the Company, the guarantors named therein and Branch Banking and Trust Company, as trustee, relating to the 2.600% Senior Notes Due 2025 issued by the Company (incorporated by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on May 5, 2020).
4.5	Third Supplemental Indenture, dated as of October 2, 2020, among the Company, the guarantors named therein and Truist Bank (formerly known as Branch Banking and Trust Company), as trustee, relating to the 1.400% Senior Notes Due 2027 issued by the Company (incorporated by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on October 2, 2020).
4.6	Fourth Supplemental Indenture, dated as of August 5, 2021, among the Company, the guarantors named therein and Truist Bank (formerly known as Branch Banking and Trust Company), as trustee, relating to the 1.300% Senior Notes due 2026 of D.R. Horton, Inc. (incorporated by reference from Exhibit 4.1 of the Company's Current Report on Form 8-K filed with the SEC on August 5, 2021).
4.7	Fifth Supplemental Indenture, dated as of August 5, 2021, among the Company, the guarantors named therein and Truist Bank (formerly known as Branch Banking and Trust Company), as trustee (incorporated by reference from Exhibit 4.3 of the Company's Current Report on Form 8-K filed with the SEC on August 5, 2021).

Exhibit Number		Exhibit
4.8		Indenture, dated as of February 25, 2020, by and among Forestar Group Inc., the subsidiary guarantors party thereto and U.S. Bank National Association, as trustee (incorporated by reference from Exhibit 4.1 of Forestar's Current Report on Form 8-K filed with the SEC on February 25, 2020).
4.9		Indenture, dated as of April 21, 2021, by and among Forestar Group Inc., the subsidiary guarantors party thereto and U.S. Bank National Association, as trustee (incorporated by reference from Exhibit 4.1 of Forestar's Current Report on Form 8-K filed with the SEC on April 21, 2021).
4.10		Description of Securities (incorporated by reference from Exhibit 4.17 to the Company's Annual Report on Form 10-K for the year ended September 30, 2019, filed with the SEC on November 25, 2019).
10.1		Form of Indemnification Agreement between the Company and each of its directors and executive officers and schedules of substantially identical documents (incorporated by reference from Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995, filed with the SEC on November 22, 1995 (file number 1-14122); Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed with the SEC on August 6, 1998; and Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the SEC on May 15, 2001).
10.2	†	D.R. Horton, Inc. 1991 Stock Incentive Plan, as amended and restated (incorporated by reference from Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the SEC on August 13, 2002).
10.3	†	Amendment No. 1 to 1991 Stock Incentive Plan, as amended and restated (incorporated by reference from Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the SEC on August 13, 2002).
10.4	†	Form of Non-Qualified Stock Option Agreement under the D.R. Horton, Inc. 1991 Stock Incentive Plan (Term Vesting) (incorporated by reference from Exhibit 10.3 to the Company's Registration Statement on Form S-1 (Registration No. 3-81856), filed with the SEC on July 22, 1994).
10.5	†	D.R. Horton, Inc. 2006 Stock Incentive Plan (incorporated by reference from Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2005, filed with the SEC on February 2, 2006).
10.6	†	D.R. Horton, Inc. 2006 Stock Incentive Plan, as amended and restated (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 26, 2011).
10.7	†	D.R. Horton, Inc. 2006 Stock Incentive Plan, as amended and restated, effective as of December 11, 2014 (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 26, 2015).
10.8	†	Form of Non-Qualified Stock Option Agreement under the D.R. Horton, Inc. 2006 Stock Incentive Plan (Employee - Term Vesting 2006 Form) (incorporated by reference from Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 8, 2006).
10.9	†	Form of Non-Qualified Stock Option Agreement under the D.R. Horton, Inc. 2006 Stock Incentive Plan (Director - Term Vesting 2006 Form) (incorporated by reference from Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 8, 2006).
10.10	†	Form of Non-Qualified Stock Option Agreement (Employee-Term Vesting 2008 Form) pursuant to the Company's 2006 Stock Incentive Plan (incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on February 15, 2008).
10.11	†	Form of Non-Qualified Stock Option Agreement (Outside Director-Term Vesting 2008 Form) pursuant to the Company's 2006 Stock Incentive Plan (incorporated by reference from Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on February 15, 2008).
10.12	†	Form of Restricted Stock Unit Agreement pursuant to the Company's 2006 Stock Incentive Plan (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 6, 2010).
10.13	†	Form of Restricted Stock Unit Agreement pursuant to the Company's 2006 Stock Incentive Plan, as amended and restated (incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on November 16, 2011).

Exhibit Number		Exhibit
10.14	†	Form of Restricted Stock Unit Agreement (Outside Director) pursuant to the Company's 2006 Stock Incentive Plan, as amended and restated (incorporated by reference from Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2012, filed with the SEC on January 29, 2013).
10.15	†	Form of Restricted Stock Unit Agreement (Employees) pursuant to the Company's 2006 Stock Incentive Plan, as amended and restated (incorporated by reference from Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on November 12, 2014).
10.16	†	Form of Time-Based Restricted Stock Unit Agreement (Employees) pursuant to the Company's 2006 Stock Incentive Plan, as amended and restated (incorporated by reference from Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on April 24, 2015).
10.17	†	Form of Stock Award Agreement pursuant to the Company's 2006 Stock Incentive Plan (incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on October 6, 2010).
10.18	†	D.R. Horton, Inc. Supplemental Executive Retirement Plan No. 1 (incorporated by reference from the Company's Transitional Report on Form 10-K for the period from January 1, 1993 to September 30, 1993, filed with the SEC on December 28, 1993 (file number 1-14122)).
10.19	†	D.R. Horton, Inc. Amended and Restated Deferred Compensation Plan (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 16, 2008).
10.20	†	D.R. Horton, Inc. Amended and Restated Supplemental Executive Retirement Plan No. 2 (incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on December 16, 2008).
10.21	†	D.R. Horton, Inc. 2018 Incentive Bonus Plan, dated November 6, 2018 (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 9, 2018).
10.22	†	Executive Compensation Notice and Summary – Chairman, CEO, and Co-COOs (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 29, 2022).
10.23	†	Form of Performance Restricted Stock Unit Agreement – Named Executive Officers (incorporated by reference from Exhibit 10.2 to the Company's current Report on Form 8-K filed with the SEC on March 29, 2022).
10.24	†	Summary of Executive Compensation Notification - Chairman, CEO and Co-COOs (fiscal 2023) (incorporated by reference from Exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended September 30, 2022, filed with the SEC on November 18, 2022).
10.25	†	Summary of Executive Compensation Notification - Other Executive Officer - CFO (fiscal 2023) (incorporated by reference from Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended September 30, 2022, filed with the SEC on November 18, 2022).
10.26	†	Summary of Director, Committee and Chairperson Compensation (fiscal 2023) (incorporated by reference from Exhibit 10.27 to the Company's Annual Report on Form 10-K for the year ended September 30, 2022, filed with the SEC on November 18, 2022).
10.27	*†	Summary of Executive Compensation Notification - Executive Vice Chair, CEO, COO and CFO (fiscal 2024).
10.28	*†	Summary of Director Compensation (fiscal 2024).
10.29	†	Summary of Compensation Notification - Chairman of the Board and Strategic Advisor (fiscal 2024) (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 3, 2023).
10.30		Grantor Trust Agreement, dated June 21, 2002, by and between the Company and Wachovia Bank, National Association, as Trustee (incorporated by reference from Exhibit 10.34 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2002, filed with the SEC on December 13, 2002).
10.31		Credit Agreement, dated September 7, 2012, among the Company, the Lenders named therein and The Royal Bank of Scotland PLC, as Administrative Agent (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 10, 2012).

Exhibit Number	Exhibit
10.32	Amendment No.1 to Credit Agreement, dated November 1, 2012, among the Company, The Royal Bank of Scotland PLC, as Administrative Agent, and the Lenders named therein (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 5, 2012).
10.33	Amendment No. 2 to Credit Agreement, dated August 8, 2013 by and among the Company, The Royal Bank of Scotland PLC, as Administrative Agent, and the Lenders named therein (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 13, 2013).
10.34	Amendment No. 3 to Credit Agreement, dated August 22, 2014 by and among Company, The Royal Bank of Scotland PLC, as Administrative Agent, and the Lenders named therein (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 25, 2014).
10.35	Amendment No. 5 to Credit Agreement, dated August 26, 2015 by and among Company, Mizuho Bank, Ltd., as successor Administrative Agent, and the Lenders named therein (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 27, 2015).
10.36	Amendment No. 6 to Credit Agreement, dated September 25, 2017 by and among the Company, Mizuho Bank, Ltd., as successor Administrative Agent, and the Lenders named therein (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 28, 2017).
10.37	Amendment No. 7 to Credit Agreement, dated September 25, 2018 by and among the Company, Mizuho Bank, Ltd., as successor Administrative Agent, and the Lenders named therein (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 26, 2018).
10.38	Amendment No. 8 to Credit Agreement, dated February 15, 2019 by and among the Company, Mizuho Bank, Ltd., as successor Administrative Agent, and the Lenders named therein (incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, filed with the SEC on April 30, 2019).
10.39	Amendment No. 9 to Credit Agreement, dated October 2, 2019 by and among the Company, Mizuho Bank, Ltd., as successor Administrative Agent, and the Lenders named therein (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 4, 2019).
10.40	Amendment No. 10 to Credit Agreement, dated April 20, 2021 by and among the Company, Mizuho Bank, Ltd., as successor Administrative Agent, and the Lenders named therein (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 22, 2021).
10.41	Amendment No. 11 to Credit Agreement, dated October 28, 2022 by and among the Company, Mizuho Bank, Ltd., as successor Administrative Agent, and the Lenders named therein (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 1, 2022).
10.42	Second Amended and Restated Master Repurchase Agreement, dated February 27, 2015, among DHI Mortgage Company, Ltd., U.S. Bank National Association, as Administrative Agent, Sole Book Runner, Lead Arranger, and a Buyer, and all other buyers (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 4, 2015).
10.43	First Amendment to Second Amended and Restated Master Repurchase Agreement, dated February 26, 2016, among DHI Mortgage Company, Ltd., U.S. Bank National Association, as Administrative Agent, Sole Book Runner, Lead Arranger, and a Buyer, and all other buyers (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 2, 2016).
10.44	Third Amendment to Second Amended and Restated Master Repurchase Agreement, dated September 23, 2016, among DHI Mortgage Company, Ltd., U.S. Bank National Association, as Administrative Agent, Sole Book Runner, Lead Arranger, and a Buyer, and all other buyers (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 27, 2016).
10.45	Fourth Amendment to Second Amended and Restated Master Repurchase Agreement, dated February 24, 2017, among DHI Mortgage Company, Ltd., U.S. Bank National Association, as Administrative Agent, Sole Book Runner, Lead Arranger, and a Buyer, and all other Buyers (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 28, 2017).

Exhibit Number	Exhibit
10.46	Fifth Amendment to Second Amended and Restated Master Repurchase Agreement, dated February 23, 2018, among DHI Mortgage Company, Ltd., U.S. Bank National Association, as Administrative Agent, Sole Book Runner, Lead Arranger, and a Buyer, and all other Buyers (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 28, 2018).
10.47	Sixth Amendment to Second Amended and Restated Master Repurchase Agreement, dated February 22, 2019, among DHI Mortgage Company, Ltd., U.S. Bank National Association, as Administrative Agent, Sole Book Runner, Lead Arranger, and a Buyer, and all other Buyers (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 22, 2019).
10.48	Seventh Amendment to Second Amended and Restated Master Repurchase Agreement, dated March 26, 2019, among DHI Mortgage Company, Ltd., U.S. Bank National Association, as Administrative Agent, Sole Book Runner, Lead Arranger, and a Buyer, and all other Buyers (incorporated by reference from Exhibit 10.44 to the Company's Annual Report on Form 10-K for the year ended September 30, 2019, filed with the SEC on November 25, 2019).
10.49	Eighth Amendment to Second Amended and Restated Master Repurchase Agreement, dated June 21, 2019, among DHI Mortgage Company, Ltd., U.S. Bank National Association, as Administrative Agent, Sole Book Runner, Lead Arranger, and a Buyer, and all other Buyers (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 26, 2019).
10.50	Ninth Amendment to Second Amended and Restated Master Repurchase Agreement, dated February 21, 2020, among DHI Mortgage Company, Ltd., U.S. Bank National Association, as Administrative Agent, Sole Book Runner, Lead Arranger, and a Buyer, and all other Buyers (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 26, 2020).
10.51	Tenth Amendment to Second Amended and Restated Master Repurchase Agreement, dated May 15, 2020, among DHI Mortgage Company, Ltd., U.S. Bank National Association, as Administrative Agent, Sole Book Runner, Lead Arranger, and a Buyer, and all other Buyers (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 21, 2020).
10.52	Third Amended and Restated Master Repurchase Agreement, dated February 19, 2021, among DHI Mortgage Company, Ltd., U.S. Bank National Association, as Administrative Agent, Sole Book Runner, Lead Arranger, and a Buyer and all other Buyers (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 23, 2021).
10.53	Fourth Amended and Restated Master Repurchase Agreement, dated February 18, 2022, among DHI Mortgage Company, Ltd., U.S. Bank National Association, as Administrative Agent, Sole Book Runner, Lead Arranger, and a Buyer, and all other Buyers (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 18, 2022).
10.54	First Amendment to Fourth Amended and Restated Master Repurchase Agreement, dated February 17, 2023, among DHI Mortgage Company, Ltd., U.S. Bank National Association, as Administrative Agent, Sole Book Runner, Lead Arranger, and a Buyer, and all other buyers (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 21, 2023).
10.55	Amended and Restated Custody Agreement, dated March 1, 2013, by and between DHI Mortgage Company, Ltd. and U.S. Bank National Association, as Administrative Agent and representative of certain buyers (incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on March 4, 2015).
10.56	Master Repurchase Agreement, dated April 4, 2023 between DHI Mortgage Company, Ltd. and Royal Bank of Canada (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 10, 2023).
10.57	Credit Agreement, dated March 4, 2022, among DRH Rental, Inc., Mizuho Bank, Ltd., as Administrative Agent and the Lenders party thereto (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 7, 2022).
10.58	Amendment No. 1 to Credit Agreement, dated October 10, 2023, among DRH Rental, Inc., Mizuho Bank, Ltd., as Administrative Agent and the Lenders party thereto (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 12, 2023).

Exhibit Number	Exhibit
10.59	Stockholder's Agreement dated June 29, 2017 by and between the Company and Forestar Group Inc. (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 29, 2017).
10.60	Master Supply Agreement dated June 29, 2017 by and between the Company and Forestar Group Inc. (incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on June 29, 2017).
10.61	Credit Agreement, dated August 16, 2018, among Forestar Group Inc., the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 of Forestar's Current Report on Form 8-K filed with the SEC on August 17, 2018).
10.62	Amendment No. 1 to Credit Agreement, dated October 2, 2019 by and among Forestar Group Inc., JPMorgan Chase Bank, N.A., as administrative agent, and the Lenders named therein (incorporated by reference from Exhibit 10.1 to Forestar's Current Report on Form 8-K filed with the SEC on October 3, 2019).
10.63	Amendment No. 2 to Credit Agreement, dated April 16, 2021 by and among Forestar Group Inc., JPMorgan Chase Bank, N.A., as administrative agent, and the Lenders named therein (incorporated by reference from Exhibit 10.1 to Forestar's Current Report on Form 8-K filed with the SEC on April 20, 2021).
10.64	Amendment No. 3 to Credit Agreement, dated October 28, 2022 by and among Forestar Group Inc., JPMorgan Chase Bank, N.A., as administrative agent, and the Lenders named therein (incorporated by reference from Exhibit 10.1 to Forestar's Current Report on Form 8-K filed with the SEC on November 1, 2022).
21.1 *	Subsidiaries of D.R. Horton, Inc.
22.1 *	List of Guarantor Subsidiaries.
23.1 *	Consent of Ernst & Young LLP, Dallas, Texas.
31.1 *	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2 *	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1 *	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2 *	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1 *†	D.R. Horton, Inc. Clawback Policy (effective October 2, 2023).
101.INS **	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH **	Inline XBRL Taxonomy Extension Schema Document.
101.CAL **	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF **	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB **	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE **	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104 **	Cover Page Interactive Data File (embedded within the Inline XBRL document contained in Exhibit 101).

—————————

*   Filed or furnished herewith.

**   Submitted electronically herewith.

†   Management contract or compensatory plan or arrangement.

ITEM 16. 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

D.R. Horton, Inc.

Date: November 17, 2023

By: /s/ Bill W. Wheat

Bill W. Wheat
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Paul J. Romanowski Paul J. Romanowski	President and Chief Executive Officer and Director (Principal Executive Officer)	November 17, 2023
/s/ Bill W. Wheat Bill W. Wheat	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	November 17, 2023
/s/ Aron M. Odom Aron M. Odom	Senior Vice President and Controller (Principal Accounting Officer)	November 17, 2023
/s/ Donald R. Horton Donald R. Horton	Chairman and Director	November 17, 2023
/s/ David V. Auld David V. Auld	Executive Vice Chair and Director	November 17, 2023
/s/ Barbara K. Allen Barbara K. Allen	Director	November 17, 2023
/s/ Brad S. Anderson Brad S. Anderson	Director	November 17, 2023
/s/ Michael R. Buchanan Michael R. Buchanan	Director	November 17, 2023
/s/ Benjamin S. Carson, Sr. Benjamin S. Carson, Sr.	Director	November 17, 2023
/s/ Maribess L. Miller Maribess L. Miller	Director	November 17, 2023

CORPORATE INFORMATION

D.R. Horton, Inc. (the "Company") constructs and sells homes generally ranging in price from $200,000 to more than $1,000,000, with an average closing price of $381,600 during fiscal 2023. The Company operates in 118 markets across 33 states in the Northwest, Southwest, South Central, Southeast, East and North regions of the United States, primarily under the D.R. Horton brand name. For the year ended September 30, 2023, the Company closed 82,917 homes in its homebuilding operations, in addition to 6,175 single-family rental homes and 2,112 multi-family rental units in its rental operations. Founded in 1978, the Company's common stock is included in the S&P 500 Index and is listed on the New York Stock Exchange under the ticker symbol "DHI."

THE BOARD OF DIRECTORS

Donald R. Horton

Chairman

David V. Auld

Executive Vice Chair

Paul J. Romanowski

President and Chief Executive Officer

Barbara K. Allen (2)(3)

Former Partner and Analyst of Housing, Construction and Retailing, Avondale Partners

Brad S. Anderson (1)(2)

Vice Chair of Cushman & Wakefield
Director of KS StateBank

Michael R. Buchanan (3)

Former Managing Director, National Real Estate Banking Group, Bank of America

Benjamin S. Carson, Sr. (1)(3)

Former Secretary of the U.S. Department of HUD
Retired pediatric neurosurgeon affiliated with the Johns Hopkins Medical Institutions
Director of Covenant Logistics Group, Inc.
Director of Sinclair Broadcast Group, Inc.

Maribess L. Miller (1)(2)

Former Partner, PricewaterhouseCoopers
Director of Triumph Financial, Inc.

_____

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Nominating and Governance Committee

Annual Meeting of Stockholders

January 17, 2024
At the corporate offices of D.R. Horton, Inc.
1341 Horton Circle
Arlington, Texas 76011

Investor Relations

Jessica L. Hansen
D.R. Horton, Inc.
1341 Horton Circle
Arlington, Texas 76011
(817) 390-8200

Website

www.drhorton.com

Form 10-K

The Annual Report on Form 10-K of D.R. Horton, Inc. may be accessed through the "Investor Relations" page of our website, or a copy is available upon request to our Investor Relations department at our corporate offices.

Public Debt Ratings

Senior Notes:
BBB+ Fitch Ratings
Baa1 Moody's Investors Service
BBB+ Standard & Poor's Ratings Services

A rating is not a recommendation to buy, sell or hold a security, and ratings are subject to revision at any time by the assigning agency.

Transfer Agent and Registrar

Equiniti Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219
(800) 937-5449





HOMEBUILDING OPERATIONS

D·R·HORTON
America's Builder

NORTHWEST
Colorado Springs, CO
Denver, CO
Fort Collins, CO
Bend, OR
Eugene/Springfield, OR
Medford, OR
Portland/Salem, OR
Salt Lake City, UT
St. George, UT
Central Washington
Kennewick/Pasco/Richland, WA
Seattle/Tacoma/Everett/Olympia, WA
Spokane, WA
Vancouver, WA

SOUTHWEST
Phoenix, AZ
Tucson, AZ
Bakersfield, CA
Bay Area, CA
Fresno/Tulare, CA
Los Angeles County, CA
Modesto/Merced/Stockton, CA
Redding/Chico/Yuba City, CA
Riverside County, CA
Sacramento, CA
San Bernardino County, CA
Oahu, HI
Las Vegas, NV
Reno, NV
Albuquerque, NM

SOUTH CENTRAL
Northwest Arkansas
Oklahoma City, OK
Tulsa, OK
Abilene, TX
Austin, TX
Beaumont, TX
Bryan/College Station, TX
Corpus Christi, TX
Dallas, TX
East Texas
Fort Worth, TX
Houston, TX
Killeen/Temple/Waco, TX
Lubbock, TX
Midland/Odessa, TX
New Braunfels/San Marcos, TX
San Antonio, TX

SOUTHEAST
Birmingham, AL
Huntsville, AL
Mobile/Baldwin County, AL
Montgomery, AL
Tuscaloosa, AL
Fort Myers/Naples, FL
Gainesville, FL
Jacksonville, FL
Lakeland, FL
Melbourne/Vero Beach, FL
Miami/Fort Lauderdale, FL
Ocala, FL
Orlando, FL
Panama City, FL

SOUTHEAST (continued)
Pensacola, FL
Port St. Lucie, FL
Tallahassee, FL
Tampa/Sarasota, FL
Volusia County, FL
West Palm Beach, FL
Baton Rouge, LA
Lake Charles/Lafayette, LA
Gulf Coast, MS
Jackson, MS

EAST
Atlanta, GA
Augusta, GA
Central Georgia
Savannah, GA
Valdosta, GA
Asheville, NC
Charlotte, NC
Greensboro/Winston-Salem, NC
New Bern/Greenville, NC
Raleigh/Durham, NC
Wilmington, NC
Charleston, SC
Columbia, SC
Greenville/Spartanburg, SC
Hilton Head, SC
Myrtle Beach, SC
Chattanooga, TN
Knoxville, TN
Memphis, TN
Nashville, TN
Northeast Tennessee

NORTH
Northern Delaware
Southern Delaware
Chicago, IL
Fort Wayne, IN
Indianapolis, IN
Northwest Indiana
Des Moines, IA
Iowa City/Cedar Rapids, IA
Louisville, KY
Baltimore, MD
Eastern Maryland
Suburban Washington, D.C.
Western Maryland
Minneapolis/St. Paul, MN
Omaha, NE
Northern New Jersey
Southern New Jersey
Cincinnati, OH
Columbus, OH
Central Pennsylvania
Philadelphia, PA
Pittsburgh, PA
Northern Virginia
Richmond, VA
Virginia Beach/Williamsburg, VA
Western Virginia
Eastern West Virginia



D·R·HORTON®
America's Builder

1341 Horton Circle
Arlington, Texas 76011
(817) 390-8200
www.drhorton.com



NOTICE OF 2024
ANNUAL MEETING AND

Proxy Statement

Message to Our Stockholders:

We are extremely pleased with the D.R. Horton team's performance in fiscal 2023. We completed our 22nd consecutive year as the largest homebuilder in the United States by closing 89,092 homes in our homebuilding and single-family rental operations during fiscal 2023. Our consolidated revenues of $35.5 billion were 6% higher than fiscal 2022, and our consolidated pre-tax income was $6.3 billion in fiscal 2023. Over the last five years, we have grown our revenues by 121% and our earnings per share by 263%. In fiscal 2023, we generated $4.3 billion of cash from operations. We achieved a homebuilding return on inventory of 30% and return on equity of 23% while reducing our consolidated leverage to 18%. Our strong balance sheet, ample liquidity and low leverage provide us with significant financial flexibility. We are committed to maintaining our disciplined approach to investing capital to enhance the long-term value of our Company, including consistently returning capital to our stockholders through both dividends and share repurchases.

Our purpose as a Company is to enable our customers to achieve the American Dream of homeownership. We achieve this by ensuring that our homes remain affordable for entry-level and first-time homebuyers, and the average selling price of our homes is one of the lowest in the homebuilding industry. We are honored to provide new homes to more individuals and families than any other builder in the country, and in fiscal 2023 we celebrated the delivery of our one millionth home in the history of the Company. We strive to offer compelling value across our broad product offerings to serve a diverse customer base and provide homes for every stage in life.

As a Board, we remain committed to providing consistent and effective oversight of management as the Company implements its vision and strategic plans to create sustainable stockholder value. The Board remains committed to stockholder engagement, and the feedback gained in conversations with stockholders continues to serve as a key input to Board and Committee discussions and decisions. The following proxy statement outlines the significant actions taken by the Board and Compensation Committee to address and align with stockholder feedback. We are also proud to have been named the Best Investor Relations Program in the Homebuilders and Building Products sector by Institutional Investor multiple times in its annual survey, including in three of the four most recent years.

In September 2023, we announced several changes to our executive and board leadership as part of our ongoing succession plans. Effective October 1, 2023, David Auld, who served for the past nine years as President and CEO of the Company, was appointed Executive Vice Chair. Paul Romanowski was promoted to President and CEO and appointed to our Board of Directors. Our founder, Donald R. Horton, will no longer serve as an executive officer of the Company but will continue to provide the Board and Company with valuable insight and leadership as Chairman of the Board. Dr. Benjamin Carson continues to serve as Presiding Director. These moves will help facilitate a smooth transition and succession of management and board leadership, and demonstrate the depth of the Company's leadership.

The Company continues to provide transparency regarding our Environmental, Social and Governance ("ESG") efforts, and we plan to publish our second ESG report in early fiscal 2024. This ESG report will include discussion and metrics around the energy efficiency and environmental impacts of our homes, the importance of the people who work for D.R. Horton, our impacts on the communities in which we work, overall business ethics and other important topics.

Our employees continue to be the primary strength of our Company, ensuring the resilience of our business going forward. We remain committed to hiring, developing and supporting a positive, productive, diverse and inclusive workplace by attracting and retaining talented and experienced individuals to manage and support our operations. Our Company's culture is centered on accountability, integrity and providing growth opportunities for our employees based on competence, effort and character.

Our employees strive to have a positive influence on their local communities by providing new homes to their neighbors and also by supporting local organizations that enhance the well-being of the community and help those in need. We support our employees and their communities through numerous efforts including team volunteering projects, support of individual employee volunteer efforts, natural disaster recovery assistance to municipalities, various types of donations, contributions and cooperation with our trade partners in supporting various charitable causes. Homebuilding is a local business, and we are proud to support the local communities where our employees and customers live and work.

Board of Directors:

Donald R. Horton, Chairman
David V. Auld, Executive Vice Chair
Paul J. Romanowski, Chief Executive Officer
Barbara K. Allen
Brad S. Anderson
Michael R. Buchanan
Benjamin S. Carson, Sr.
Maribess L. Miller



D·R·HORTON®
America's Builder

Notice of Annual Meeting of Stockholders
To be Held on Wednesday, January 17, 2024

Date and Time:



January 17, 2024
10:00 a.m. Central Time

Place:



1341 Horton Circle,
Arlington, Texas 76011

Dear Stockholders of D.R. Horton:

You are invited to attend the 2024 Annual Meeting of Stockholders of D.R. Horton. Our 2024 Annual Meeting will be held at our corporate offices located at: 1341 Horton Circle, Arlington, Texas 76011, on Wednesday, January 17, 2024, at 10:00 a.m. Central Time, for the following purposes:

1. To elect the eight directors named in our proxy statement;
2. To seek an advisory vote on the approval of our executive compensation;
3. To seek an advisory vote on the frequency of future advisory votes on executive compensation;
4. To approve the D.R. Horton, Inc. 2024 Stock Incentive Plan;
5. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2024; and
6. To conduct other business properly brought before the meeting.

Record Date:

Only stockholders of record at the close of business on Thursday, November 30, 2023 are entitled to notice of and to vote at the 2024 Annual Meeting or any adjournment thereof. The Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of D.R. Horton. D.R. Horton expects that the Proxy Statement and the accompanying form of proxy will first be released to our stockholders of record on or about December 15, 2023.

Whether or not you plan to attend the meeting, your vote is very important. For the convenience of our stockholders, proxies may be submitted either by telephone, electronically through the Internet, or by mail. For casting your vote by mail, a form of proxy on which to indicate your vote and a postage-paid envelope in which to return your proxy are enclosed. WE URGE YOU TO COMPLETE AND RETURN YOUR PROXY BY ONE OF THESE METHODS SO THAT YOUR SHARES WILL BE REPRESENTED. If you decide later to attend the 2024 Annual Meeting, you may revoke your proxy at that time and vote your shares in person. If you desire any additional information concerning the 2024 Annual Meeting, we would be glad to hear from you.

Sincerely,

D.R. Horton

DONALD R. HORTON
Chairman of the Board
Arlington, Texas
December 15, 2023

Table of Contents

Proxy Statement Summary

Key Operating and Financial Highlights

The D.R. Horton team, led by our executive officers, delivered outstanding operating and financial results during fiscal 2023. D.R. Horton, Inc. is referred to as "D.R. Horton," the "Company," "we," and "our" in this Proxy Statement. Our results reflect the strength of our experienced operational teams, industry-leading market share, broad geographic footprint and diverse product offerings across multiple brands.

We closed 89,092 homes in our homebuilding and single-family rental operations during fiscal 2023, completing our 22nd consecutive fiscal year as the largest homebuilder in the United States. Over the last five years, we have grown our revenues by 121% and our earnings per share by 263%. In fiscal 2023, we generated $4.3 billion of cash from operations. We achieved a homebuilding return on inventory of 30% and return on equity of 23% while reducing our consolidated leverage to 18%. We have also delivered strong total stockholder returns of 516% and 170% for the last ten years and five years, respectively.

Key Performance Highlights











(1) Return on assets is calculated as net income attributable to D.R. Horton for the year divided by average consolidated assets, where average consolidated assets is the sum of total assets balances for the trailing five quarters divided by five.

(2) Return on equity is calculated as net income attributable to D.R. Horton for the year divided by average stockholders' equity, where average stockholders' equity is the sum of ending stockholders' equity balances of the trailing five quarters divided by five.

(3) Consolidated leverage ratio represents consolidated notes payable divided by total capital (stockholders' equity plus consolidated notes payable).

(4) The comparison assumes a hypothetical investment in D.R. Horton common stock and in the S&P 500 Index of $100 at September 30, 2018 and assumes that all dividends were reinvested.

Stock Price and Other Data	As of and for the Fiscal Year Ended September 30,					% Change	
	2023	2022	2021	2020	2019	2023 vs 2022	2023 vs 2019
Common stock price	$107.47	$ 67.35	$ 83.97	$ 75.63	$ 52.71	60%	104%
Total equity market capitalization (in millions)	$35,986	$23,165	$29,895	$27,529	$19,420	55%	85%
Book value per common share	$ 67.78	$ 56.39	$ 41.81	$ 32.53	$ 27.20	20%	149%
Diluted earnings per common share	$ 13.82	$ 16.51	$ 11.41	$ 6.41	$ 4.29	(16)%	222%
Cash dividends paid per common share	$ 1.00	$ 0.90	$ 0.80	$ 0.70	$ 0.60	11%	67%

Track Record of Board Responsiveness and Commitment to Stockholder Engagement

Our Board believes that engaging in stockholder outreach is an essential element of strong corporate governance. It strives for a collaborative approach to issues of importance to stockholders and continually seeks to better understand the views of our stockholders on key topics.

Our Board and Compensation Committee, alongside our Investor Relations team, engage in a robust stockholder outreach program. Throughout fiscal 2023, we were in contact with stockholders collectively representing approximately 58% of outstanding shares and had substantive conversations with interested stockholders regarding executive compensation, corporate governance and other ESG matters.

Our engagement program has resulted in actions and updates to our corporate governance, executive compensation and environmental and social disclosures over the past several years that were adopted in line with stockholder feedback, as summarized in the table below.

	Actions Taken	Key Highlights
Shareholder Accountability	✓ Adopted Proxy Access in fiscal 2017	• **Annual Director Elections** • **Majority Vote Standard with Resignation Policy**
Board Composition	✓ Added 2 new independent directors since 2018 ✓ Enhanced gender and ethnic/racial diversity	• **63% independent Board** • **25% gender diversity** • **100% of Committee Chairs and our Presiding Director are diverse**
Executive Compensation	✓ Reduced payout percentage and established cap on annual incentive; split payout between cash and equity ✓ Established 3-year performance period for performance equity, increased target to above-median ✓ At least 50% of annual equity awards to be in the form of Performance RSUs	• **90% of 2023 CEO Target Pay is at risk** • **Majority of equity granted as Performance RSUs** • **Payouts aligned with Company performance and incremental stockholder value creation**
Environmental & Social	✓ Adopted Human Rights Policy and Political Contributions Policy Statement in fiscal 2021 ✓ Disclosed EEO-1 Report in fiscal 2022 ✓ Completed ESG Materiality Assessment ✓ Published inaugural ESG Report in December 2022	• **Continuous evaluation of Company's governance and impact on the environment and society** • **Commitment to transparency as the Company improves and expands tracking of key metrics**

Our Board values the opportunity to engage with stockholders, and the feedback received serves as a key input to Board and committee discussions and decisions. Our Board remains committed to gathering feedback from stockholders.

Corporate Governance Highlights

Our governance structures predicated on our Corporate Governance Principles ensure robust independent oversight of management and accountability to stockholders.

Governance Principles	Corporate Governance Practice
Accountability to our Stockholders	✓ Our common stock is our only class of stock, with one vote per share. ✓ Our stockholders elect directors for one-year terms by a majority vote standard. ✓ Our Bylaws permit stockholder proxy access. ✓ We do not have a "poison pill" or similar anti-takeover provision in place.
Board Independence	✓ Five of our eight director nominees are independent. ✓ We have a separate chairman and chief executive officer and an independent presiding director. ✓ Our independent directors regularly meet in executive sessions. ✓ All the members of our three standing Board committees—Audit, Compensation and Nominating and Governance—are independent.
Board Diversity	✓ Two of our eight directors are women, and one director is ethnically diverse. ✓ Director gender and ethnic diversity is supported by our candidate recruitment policy. ✓ All of the key Board committee chairs and our Presiding Director are either female or ethnically diverse.
Board Policies and Practices	✓ Our Board annually reviews its performance, as well as the performance of each of its standing committees. ✓ Our Board actively engages in chief executive officer succession planning and reviews succession plans for our other executives annually. ✓ Our Nominating and Governance Committee oversees risks associated with overall governance and Board succession planning and ESG. ✓ Our Compensation Committee evaluates our CEO's performance annually. ✓ Our Audit Committee oversees cybersecurity risk.
Risk Mitigation and Alignment of Interests	✓ We have robust stock ownership guidelines for executive officers and directors. ✓ Effective October 2023, we adopted an amended clawback policy that applies to both cash and equity incentives and is triggered by either a financial restatement or other material harm to the Company. ✓ Our directors and executive officers may not engage in pledging or hedging transactions or other transactions designed to hedge or offset any decrease in the market value of our Company stock. ✓ No executive officer or director has any shares of Company stock pledged or hedged.

Executive Compensation Highlights

Our Compensation Committee strives to design a fair and competitive compensation program for executive officers using incentives based on Company performance that emphasize the creation of sustainable long-term stockholder value and that will attract, motivate and retain highly qualified and experienced executives.

Executive Compensation Principles	Executive Compensation Objectives
Business Resilience	✓ Achieve long-term sustainability of our business
Alignment of Interests	✓ Align our executives' interests with stockholders' interests with the goal of maximizing long-term stockholder value
Pay-for-Performance	✓ Award compensation that recognizes valuable short- and long-term individual performance as well as the Company's overall performance
Attract and Retain	✓ Motivate and retain highly qualified and experienced executives

Our executive compensation design promotes performance alignment and protects stockholder interests.

Design Feature	Rationale and Impact	Business Resilience	Alignment of Interests	Pay for Performance	Attract and Retain
Emphasize At-Risk and Performance-based Compensation	• 90% of fiscal 2023 CEO Target Pay at risk	✓	✓	✓	
Balance Short- and Long-Term Incentives	• Reward executives for actions that will create short- and long-term stockholder value	✓	✓	✓	✓
Equity Pay Mix	• Majority of equity granted as Performance RSUs	✓	✓	✓	✓
Annual Cash and Equity Incentive Tied to Profitability	• Reward executives for increased profitability, which creates stockholder value • No guaranteed bonuses	✓	✓	✓	✓
Stock Ownership Guidelines	• Ensure alignment of executive interests with those of long-term stockholders		✓	✓	
Clawback and Anti-hedging and Pledging Policies	• Mitigate compensation risk and ensure strong alignment with stockholder interests	✓	✓	✓	

ESG Initiatives & Progress

Our management team and Board have focused on providing ESG information to our stockholders, including metrics that may assist with understanding and mitigating our impacts on the environment and climate.

As the largest homebuilder in the United States, our business activities, including the acquisition and development of land and the construction and sale of residential homes, may impact the environment. We consider our impact on the environment in each phase of constructing our homes, beginning with the performance of environmental studies during site selection, through the completion of our homes by including or offering energy efficient or energy-saving features.

In December 2022, we published our inaugural ESG report, which included information and metrics that we believe are of importance to our stakeholders. We plan to publish our second ESG report in early fiscal 2024.

Date	Key Achievements
July 2021	Began internal tracking of various ESG metrics
July 2021	Adopted Human Rights Policy, Political Contributions Policy Statement, Performance of Initial ESG Materiality Assessment
January 2022	Published Human Capital Document with quantitative demographic metrics
April 2022	Refined internal reporting process for ESG metrics and engaged sustainability firm to assist with GHG emissions calculation
August 2022	Published additional ESG fact sheets to website
September 2022	Disclosed EEO-1 Report Data
October 2022	Performed formal ESG Materiality Assessment
December 2022	Published inaugural ESG Report in line with Sustainability Accounting Standards Board ("SASB") standards
Early fiscal 2024	Expect to publish second ESG Report
Ongoing	Continued improvement and assessment of metrics and disclosures around ESG topics

Materiality Assessment

To help establish our baseline priorities for our inaugural ESG Report, we engaged a third-party sustainability firm to assist us with conducting an ESG materiality assessment during fiscal 2022. When combining the results from stakeholders for topics of importance today and in 2030, the following ten items were identified as the top ESG topics of importance to our stakeholders.

Top 10 ESG Topics	
Business Ethics	Home Quality and Safety
Community Impact	Indoor Environmental Quality
Talent Retention	Sustainable Supply Chain
Health/Wellness of Employees	Sustainable Building Supplies
Home Energy Efficiency	Water Management and Efficiency

Proposal One – Election of Directors

Our Board of Directors currently consists of eight directors. Six of our directors were elected by our stockholders at the 2023 Annual Meeting. Mr. Auld and Mr. Romanowski were appointed to the Board in January 2023 and October 2023, respectively. Our directors will serve until the 2024 Annual Meeting and until his or her successor has been elected and qualified.

The Nominating and Governance Committee recommended to the Board of Directors our eight directors as director nominees, each of whom is listed under the heading *"Director Nominees"* on page 8.

After review and consideration by the Board of Directors, as recommended by the Nominating and Governance Committee, the Board nominated the following eight nominees for election to our Board of Directors:

Donald R. Horton	**Brad S. Anderson**
David V. Auld	**Michael R. Buchanan**
Paul J. Romanowski	**Benjamin S. Carson, Sr.**
Barbara K. Allen	**Maribess L. Miller**

Unless otherwise specified in the accompanying proxy, the shares voted by proxy will be voted for each of the persons named as a director nominee for election as a director. Each director nominee elected as a director will be elected for a one-year term and will serve until the next annual meeting of stockholders and his or her successor has been elected and qualified. We do not know of any reason why any of the nominees would be unable to serve. However, if any of the nominees is unable to serve or for good cause will not serve as a director at the time of the 2024 Annual Meeting, the Board may designate a substitute nominee or reduce the size of the Board. If the Board designates a substitute nominee, the persons named as proxies may vote "FOR" that substitute nominee.

 **The Board of Directors Unanimously Recommends that Stockholders Vote "FOR" Each of our Eight Nominees for Director.**

Information Regarding the Director Nominees

The following table, matrix and biographical descriptions set forth certain information with respect to the nominees for election as directors at the 2024 Annual Meeting, based upon information furnished by each director.

The matrix below also represents some of the key skills, experience and attributes that our Board has identified as particularly valuable to the effective oversight of the Company and the execution of our strategy. This matrix highlights the depth and breadth of skills of our current directors.

Board of Directors Summary

			Skills, Experience and Attributes				
Nominees and Primary Occupation	**Independent**	**Committee Membership (C = Chair)**	**Real Estate/ Home-building**	**Leadership & Strategy**	**Finance, Accounting and/or Investment**	**Outside Board Experience**	**Gender/ Ethnic Diversity**
Donald R. Horton Chairman, D.R. Horton, Inc.		Executive (C)	✓	✓	✓		
David V. Auld Executive Vice Chair, D.R. Horton, Inc.			✓	✓	✓		
Paul J. Romanowski President and CEO, D.R. Horton, Inc.			✓	✓	✓		
Barbara K. Allen Retired Partner, Avondale Partners	✓	Compensation (C), Nominating and Governance	✓	✓	✓		✓
Brad S. Anderson Vice Chair, Cushman & Wakefield	✓	Audit, Compensation	✓	✓	✓	✓	
Michael R. Buchanan Retired Sr. Advisor, Banc of America Securities	✓	Nominating and Governance	✓	✓	✓	✓	
Benjamin S. Carson, Sr. Former Secretary of U.S. HUD	✓	Audit, Nominating and Governance (C)	✓	✓	✓	✓	✓
Maribess L. Miller Retired Partner, PwC	✓	Audit (C)*, Compensation		✓	✓	✓	✓

* Audit Committee Financial Expert

Director Nominees



Age:
73

Director Since
1991

Term Expires
2024

Board Committees:
Executive (Chair)

Donald R. Horton
Chairman of the Board

Background and Experience

Mr. Horton is founder, sole or principal stockholder, director and president of each of D.R. Horton's predecessor companies since their respective organization, which date from 1978 to 1990. He has been involved in the real estate and homebuilding industries since 1972.

- Chairman, D.R. Horton, Inc. (October 2023 to present)
- Executive Chairman, D.R. Horton, Inc. (1991 to September 2023)

Mr. Horton, his family and their affiliated entities, beneficially own a significant number of shares of the Company's common stock as set forth in the Beneficial Ownership tables on pages 67 and 68.

Key Skills, Experience and Attributes

 Leadership & Strategy

 Real Estate/Homebuilding

Financial, Accounting and/or Investment

Key Qualifications

- Mr. Horton's 45 years of leadership experience in the homebuilding industry provides valuable perspective and expertise to the Board and to the Company.

- As founder of the Company and a continuing Chairman of our Board of Directors, Mr. Horton has a unique understanding of all aspects of the homebuilding business, and his leadership and strategic vision provide the Board and the Company with distinct advantages in the homebuilding industry.



Age:
67

Director Since
2023

Term Expires
2024

David V. Auld
Executive Vice Chair

Background and Experience

Mr. Auld has significant experience leading the Company and has unrivaled knowledge of all aspects of our business.

- Executive Vice Chair, D.R. Horton, Inc. (October 2023 to present)
- President and Chief Executive Officer, D.R. Horton, Inc. (2014 to September 2023)
- Executive Vice President and Chief Operating Officer, D.R. Horton, Inc. (2013–2014)
- Region President, Florida, North and South Carolina, Georgia and Alabama, D.R. Horton, Inc. (2005–2013)
- Division President, D.R. Horton, Inc. (1988–2005)
- Texas American Bank (1982-1988) and General Dynamics (1979-1982)

Mr. Auld graduated from Texas Tech University in 1978 with a bachelor of business administration degree in accounting.

Key Skills, Experience and Attributes

 Leadership & Strategy

 Real Estate/Homebuilding

 Financial, Accounting and/or Investment

Key Qualifications

- As the former President and Chief Executive Officer of the Company, Mr. Auld has a deep knowledge of the Company's operations as well as all aspects of the homebuilding business, providing the Board with an in-depth perspective of operations, strategy, human capital and risk management.



Age:
53

Director Since
2023

Term Expires
2024

Paul J. Romanowski
President and Chief Executive Officer

Background and Experience

Mr. Romanowski has significant leadership experience in the Company and has worked directly under the CEO since 2014.

- President and Chief Executive Officer, D.R. Horton, Inc. (October 2023 to present)
- Executive Vice President and Co-Chief Operating Officer, D.R. Horton, Inc. (October 2021–September 2023)
- Region President, Florida and Gulf Coast, D.R. Horton, Inc. (2014–2021), and five Mid-Atlantic states since 2019
- Division President, South Florida, D.R. Horton, Inc. (1999–2014)
- Land Acquisition Manager, M/I Homes (1997-1999)
- South Florida Director, Metrostudy (1992-1997)

Mr. Romanowski graduated from Butler University in 1992 with a bachelor of business administration degree in marketing.

Key Skills, Experience and Attributes

 Leadership & Strategy

Real Estate/Homebuilding

 Financial, Accounting and/or Investment

Key Qualifications

- As the President and Chief Executive Officer, and former Co-Chief Operating Officer, of the Company, Mr. Romanowski has a deep knowledge of the Company's operations as well as all aspects of the homebuilding business and has been vital to the successful expansion, improvement and diversification of D.R. Horton's operations, providing the Board with an in-depth perspective of homebuilding operations nationwide.



Age:
77

Director Since
2014

Term Expires
2024

Board Committees:
Compensation (Chair), Nominating and Governance

Barbara K. Allen
Retired Partner, Avondale Partners

Background and Experience

Ms. Allen has significant experience researching, analyzing and making investment decisions related to housing-related companies.

- Partner and Analyst of Housing, Construction and Retailing, Avondale Partners (2004 until retirement in 2006)
- Home Construction, Building Materials, Home Furnishing and DIY Retailing Analyst for Natexis Bleichroeder, Inc. (1997–2004)
- Vice President, Equity Research for Donaldson, Lufkin & Jenrette (1993–1996)

Key Skills, Experience and Attributes

 Leadership & Strategy

Real Estate/Homebuilding

 Financial, Accounting and/or Investment

Key Qualifications

- Ms. Allen's extensive experience as an analyst and consultant to homebuilding related companies provides valuable investor perspective to the Board, enhancing the Board's ability to oversee important strategic decisions related to investment, operating and financing matters.



Brad S. Anderson
Vice Chair of Cushman & Wakefield

Age:
62

Director Since
1998

Term Expires
2024

Board Committees:
Audit, Compensation

Background and Experience

Mr. Anderson has significant experience in leadership roles in the homebuilding and real estate industries.

- Vice Chair of Cushman & Wakefield, a global real estate services firm (2021 to present)
- Executive Vice President of CBRE Group, Inc., an international real estate brokerage company (2009–2021)
- Various leadership positions, CB Commercial Real Estate Group, Inc., (1987–2009)
- Director, KS StateBank (2016 to present)
- Interim Chair of the Board of Continental Homes Holding Corp. (1997–1998 when it merged with D.R. Horton)

Key Skills, Experience and Attributes

 Leadership & Strategy

 Real Estate/Homebuilding

 Financial, Accounting and/or Investment

 Public Company Board/Corporate Governance

Key Qualifications

- Mr. Anderson's extensive real estate industry experience and his current active leadership role with an international real estate services firm brings beneficial insight and perspective to the Board, as many factors that affect the real estate services industry also affect the homebuilding industry.



Michael R. Buchanan
Retired Sr. Advisor, Banc of America Securities

Age:
76

Director Since
2003

Term Expires
2024

Board Committees:
Nominating and Governance

Background and Experience

Mr. Buchanan has significant commercial banking experience with several banking institutions serving the real estate and homebuilding sectors.

- Senior Advisor, Banc of America Securities (2002–2003)
- Managing Director, Head of National Real Estate Banking Group, Bank of America (1998 until retirement in 2002)
- Executive Vice President of NationsBank, which later merged with Bank of America (1990–1998)
- Director, Piedmont Office Realty Trust (NYSE: PDM) (2015–2021)

Key Skills, Experience and Attributes

 Leadership & Strategy

 Real Estate/Homebuilding

 Financial, Accounting and/or Investment

 Public Company Board/Corporate Governance

Key Qualifications

- Mr. Buchanan is a highly experienced commercial banker in the real estate and homebuilding sectors. His experience provides the Board with a broad understanding of the key drivers of the credit markets and financing considerations through multiple economic cycles, including their effects on the homebuilding industry.



Age:
72

Director Since
2021

Term Expires
2024

Board Committees:
Audit, Nominating and Governance (Chair)

Benjamin S. Carson, Sr.
Former Secretary of U.S. HUD

Background and Experience

Dr. Carson has significant leadership experience in governmental, regulatory and medical roles.

- 17th Secretary of the U.S. Department of Housing and Urban Development (HUD) (2017–2021)
  - Led programs focused on advancing economic opportunity; providing safe, fair and affordable housing; spurring reinvestment in communities; reducing homelessness; assisting self-sufficiency to underserved and vulnerable populations; and helping disaster victims
  - Led the collaboration of eight federal agencies to establish the White House Council on Eliminating Regulatory Barriers to Affordable Housing
- Distinguished career in the field of medicine including:
  - Director of the Division of Pediatric Neurosurgery at the Johns Hopkins Medical Institutions (1984–2013)
  - Professor of Neurological Surgery, Oncology, Plastic Surgery and Pediatrics at the Johns Hopkins Medical Institutions (1999–2013)
- Director — Sinclair Broadcast Group, Inc. (NYSE: SBGI) (June 2022 to present)
  - Covenant Logistics Group, Inc. (NASDAQ: CVLG) (2021 to present)
  - Costco Wholesale Corporation (NASDAQ: COST) (1999–2015)
  - Kellogg Company (NYSE: K) (1997–2015)

Key Skills, Experience and Attributes

 Leadership & Strategy

🏠 Real Estate/Homebuilding

 Financial, Accounting and/or Investment

 Public Company Board/Corporate Governance

Key Qualifications

- Dr. Carson gained extensive management and leadership experience during both his service as HUD Secretary and his many contributions to the medical field.

- His leadership positions, particularly in overseeing significant capital investments, developing multiple housing initiatives, emphasizing fiscal responsibility and the reduction of regulatory barriers while at HUD, enable Dr. Carson to provide valuable perspective to the Board and its Committees.

- Dr. Carson also contributes governance expertise having served on the boards of directors of other S&P 500 companies.



Age:
70

Director Since
2019

Term Expires
2024

Board Committees:
Audit (Chair and Financial Expert), Compensation

Maribess L. Miller
Retired Partner, PricewaterhouseCoopers

Background and Experience

Ms. Miller, a certified public accountant, has significant experience with both public and private companies gained from leading auditing and consulting engagements.

- Practice Partner, PricewaterhouseCoopers (PwC) (1984 until retirement in 2009)
  - Managing Partner, North Texas Market (2002 to 2009)
  - Practice Leader, the Southwest Region Consumer, Industrial and Energy practice (1998 to 2002)
  - Managing Partner of PwC's US Healthcare Audit Practice (1995 to 1998)
- Director, Triumph Financial, Inc. (NYSE: TFIN) (2014–present)
- Director, Zix Corporation (2010 until acquisition by OpenText in 2021)

Key Skills, Experience and Attributes

 Leadership & Strategy

 Financial, Accounting and/or Investment

 Public Company Board/Corporate Governance

Key Qualifications

- Ms. Miller gained extensive experience in the auditing and business consulting fields, knowledge of public and private companies across multiple industries, and significant leadership experience as a managing partner for PwC in several key positions throughout her 34-year career.

Corporate Governance and Board Matters

Our governance structures predicated on our Corporate Governance Principles ensure robust independent oversight of management and accountability to stockholders.

Governance Principles	Corporate Governance Practice
Accountability to our Stockholders	✓ Our common stock is our only class of stock, with one vote per share.
	✓ Our stockholders elect directors for one-year terms by a majority vote standard.
	✓ Our Bylaws permit stockholder proxy access.
	✓ We do not have a "poison pill" or similar anti-takeover provision in place.
Board Independence	✓ Five of our eight director nominees are independent.
	✓ We have a separate chairman and chief executive officer and an independent presiding director.
	✓ Our independent directors regularly meet in executive sessions.
	✓ All the members of our three standing Board committees—Audit, Compensation and Nominating and Governance—are independent.
Board Diversity	✓ Two of our eight directors are women, and one director is ethnically diverse.
	✓ Director gender and ethnic diversity is supported by our candidate recruitment policy.
	✓ All of the key Board committee chairs and our Presiding Director are either female or ethnically diverse.
Board Policies and Practices	✓ Our Board annually reviews its performance, as well as the performance of each of its standing committees.
	✓ Our Board actively engages in chief executive officer succession planning and reviews succession plans for our other executives annually.
	✓ Our Nominating and Governance Committee oversees risks associated with overall governance and Board succession planning and ESG.
	✓ Our Compensation Committee evaluates our CEO's performance annually.
	✓ Our Audit Committee oversees cybersecurity risk.
Risk Mitigation and Alignment of Interests	✓ We have robust stock ownership guidelines for executive officers and directors.
	✓ Effective October 2, 2023, the Board of Directors adopted an amended clawback policy that complies with recently enacted rules and regulations of the NYSE and SEC.
	✓ Our directors and executive officers may not engage in pledging or hedging transactions or other transactions designed to hedge or offset any decrease in the market value of our Company stock.
	✓ No executive officer or director has any shares of Company stock pledged or hedged.

Board Refreshment and Diversity

Our Nominating and Governance Committee evaluates potential director nominees based on the following qualifications, experiences and characteristics.

The Nominating and Governance Committee utilizes a variety of methods for identifying nominees for director, including considering potential director candidates who come to the Committee's attention through current officers, directors, professional search firms, stockholders or other persons. Once a potential nominee has been identified, the Nominating and Governance Committee evaluates whether the nominee has appropriate qualifications, experiences and characteristics to become a director in light of the current makeup of the Board of Directors. We believe that appropriate director qualifications and characteristics include having directors with diverse backgrounds, education, experiences, expertise and perspectives.

Gender and Ethnically Diverse Candidates. The Company's Board and the Nominating and Governance Committee are committed to using refreshment opportunities to consider new gender and ethnically diverse director candidates to the Board of Directors. The Company's Corporate Governance Principles require the Board and Nominating and Governance Committee to include gender and ethnically diverse candidates in its initial list of director candidates. Also, when recruiting a new CEO from outside the Company, the Board will include gender and ethnically diverse candidates in its initial list of CEO candidates. Further, the Board and Nominating and Governance Committee will require third-party search consultants engaged by the Board or Nominating and Governance Committee to include gender and ethnically diverse candidates on their initial list of director candidates or CEO candidates from outside the Company, and the Board will evaluate adding diverse directors at its next board refreshment opportunity. Our Board believes that having all of the key Board committee chairs and our Presiding Director being either female or ethnically diverse reflects its commitment to Board diversity.

Key Qualifications and Experiences. We believe the qualifications and experiences listed below are important to the overall composition of our Board. We do not require that each director possess each of these qualifications, but rather we ensure our Board as a whole possesses these qualifications.

Real Estate	Business, Management, Accounting and Finance	Strategic Vision and Leadership
We seek to have directors with expertise or key experience in the real estate industry, which includes experience in homebuilding, land development, real estate services and sales, commercial development and leasing, financing and banking in the real estate industry or experience in analyzing or consulting in these key areas.	We seek to have directors with expertise or key experience in business, management, accounting, finance or similar positions. Relevant business and financial experience is important to the Board as it oversees risks related to the Company's operations, financing and reporting.	We seek to have directors with expertise or key experiences in positions that require strategic vision, leadership and decision making. We believe directors acquire these key qualifications through experience as executives, managers, entrepreneurs, business owners, directors, consultants, analysts or advisors.
Real estate industry experience enables our Board to understand key operational aspects of our national homebuilding business and provides important perspective from their relevant expertise.		We believe these key qualifications are important to the Board, as directors with these attributes provide sound business judgment, leadership and strategic vision to the Board and the Company.

Key Characteristics. In addition to the key qualifications and experiences discussed above, we also believe each member of the Board of Directors should have the following characteristics:

- high personal and professional ethical standards, integrity and values;

- commitment to representing the long-term interests of the stockholders;

- practical wisdom, mature judgment and collegiality;

- objectivity and inquisitiveness; and

- willingness to offer his or her resignation in the event of any significant change in personal circumstances that could affect the discharge of his or her responsibilities as a director, including a change in his or her principal job responsibilities.

Corporate Governance Standards

Our Board of Directors has adopted a number of standards to comply with requirements of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and the New York Stock Exchange ("NYSE") and Securities and Exchange Commission ("SEC") rules relating to the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and other corporate governance matters. Our Board has adopted the D.R. Horton Corporate Governance Principles, which contain a number of corporate governance initiatives designed to comply with the NYSE listing standards (the "NYSE Rules") and the rules and regulations of the SEC (the "SEC Rules") relating to corporate governance. The significant corporate governance initiatives adopted by the Board of Directors are discussed below.

Corporate Governance Website

The Corporate Governance Principles, Board Committee Charters, Codes of Ethics and Conduct, Complaint Procedures and other Corporate Governance documents discussed in this Proxy Statement have been posted to our website at *investor.drhorton.com* under the *Policy & ESG Documents* link within the ESG section.

Majority Vote Standard and Resignation Policy

The D.R. Horton Bylaws require that to be elected, a director nominee must receive a majority of the votes cast with respect to such nominee in uncontested elections (the number of shares voted "for" a director nominee must exceed the number of votes cast "against" that nominee). In a contested election, where the number of nominees exceeds the number of directors to be elected (which is not the case for the 2024 Annual Meeting), the directors will be elected by a plurality of the shares present in person or by proxy and entitled to vote on the election of directors. Under the Corporate Governance Principles of the Company, any director who is not elected is required to tender his or her resignation to the Chairman of the Board within a reasonable time following certification of the vote. The Nominating and Governance Committee, which is composed of only independent directors, will consider the resignation offer and make a recommendation to the Board as to whether to accept or reject the resignation offer or whether other action should be taken. The Board will act on the Nominating and Governance Committee's recommendation within 90 days following certification of the election results. Thereafter, the Board will promptly publicly disclose in a report filed with the SEC its decision regarding the director's resignation offer (including the reason(s) for rejecting the resignation offer, if applicable).

Procedures for Nominating or Recommending for Nomination Candidates for Director

Our Bylaws provide, outside of the proxy access process, that any stockholder may make nominations for the election of directors if notice of such nominations is delivered to the principal executive offices of D.R. Horton not later than the close of business on the 90th calendar day or earlier than the close of business on the 120th calendar day prior to the first anniversary of the preceding year's annual meeting. However, in the event that the date of the annual meeting is changed by more than 30 calendar days from the anniversary date of the preceding year's meeting, for notice by the stockholder to be timely, it must be so delivered not earlier than the close of business on the 120th calendar day prior to such meeting and not later than the close of business on the later of the 90th calendar day prior to such meeting or the 10th calendar day following the day on which public disclosure of the date of such meeting is made. Such public disclosure is defined to mean a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or a document publicly filed by the Company with the SEC pursuant to Sections 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, the notice must include information specified in our Bylaws, including information concerning the nominee, the stockholder and the beneficial owner, as the case may be. Because no such nominations have been made in accordance with our Bylaws, only the nominations of the Board of Directors may be voted for at the 2024 Annual Meeting.

The Board of Directors has adopted proxy access, which allows a stockholder or group of up to 20 stockholders owning in the aggregate 3% or more of D.R. Horton's outstanding shares continuously for at least three years to nominate and include in the proxy materials director nominees constituting up to 20% of the number of directors in office, provided the stockholder(s) and nominee(s) satisfy the requirements in our Bylaws. In order for a stockholder or group of stockholders to nominate a director candidate to be included in D.R. Horton's proxy materials, notice of such nomination must be delivered to the principal executive offices of D.R. Horton not later than the close of business on the 120th calendar day or earlier than the close of business on the 150th calendar day prior to the first anniversary of the date that the definitive proxy statement was first released to stockholders in connection with the preceding year's annual meeting, and the nomination must otherwise comply with our Bylaws. However, in the event that the date of the annual meeting is changed by more than 30 calendar days from the anniversary date of the preceding year's annual meeting, for notice by the stockholder to be timely, it must be so delivered not earlier than the close of business on the 150th calendar day prior to such meeting and not later than the close of business on the later of the 120th calendar day prior to such meeting or the 10th calendar day following the day on which public disclosure of the date of such meeting is made.

In addition, the Nominating and Governance Committee has adopted a policy permitting stockholders to recommend candidates for director for consideration by the committee. The Nominating and Governance Committee will consider candidates recommended by stockholders on the same basis as candidates identified through other means. Stockholders wishing to recommend candidates for election must give notice to the Nominating and Governance Committee by following the same deadlines for notice to submit a nomination outlined in our Bylaws and described above. Each notice must set forth the same information required by our Bylaws to submit a nomination. All recommended candidates shall, at a minimum, possess the characteristics for directors discussed above. The Nominating and Governance Committee may request additional information to assist in the evaluation of the candidacy of such person.

Director Independence

Our Board of Directors is composed of a majority of independent directors in accordance with the NYSE Rules. Our Board made the independence determination of its members based on the "Independence Standards" discussed below.

Our Board has adopted a set of "Independence Standards," consistent with the NYSE Rules, to aid it in determining whether a member of the Board is independent under the NYSE Rules. In accordance with these Independence Standards, a director must not have a direct or indirect material relationship with the Company or its management, other than as a director. The Independence Standards specify the criteria by which the independence of our directors will be determined, including strict guidelines for directors and their immediate family members with respect to past employment or affiliation with the Company, its management or its independent auditor.

The Independence Standards include the following:

- A director who is an employee or whose immediate family member is an executive officer of D.R. Horton is not independent until three years after the end of such employment relationship.

- A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from D.R. Horton, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $120,000 per year in compensation. Compensation received by an immediate family member for service as a non-executive employee or non-member of senior management of D.R. Horton will not be considered in determining independence under this test.

- A director is not independent if (i) the director or an immediate family member is a current partner of D.R. Horton's external audit firm, (ii) the director is a current employee of such firm, (iii) the director's immediate family member is a current employee of such firm and personally works on D.R. Horton's audit, or (iv) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such firm and personally worked on D.R. Horton's audit within that time.

- A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of D.R. Horton's present executives serve on that company's compensation committee is not independent until three years after the end of such service or employment relationship.

- A director who is an executive officer or an employee or whose immediate family member is an executive officer of a company that makes payments to or receives payments from D.R. Horton for property or services in an amount that in any single fiscal year exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues, is not independent until three years after falling below such threshold.

- If a director serves as an executive officer, director or trustee of a charitable or educational organization and D.R. Horton's contributions to the organization are less than $500,000, then the relationship will not be considered to be a material relationship that would impair a director's independence.

For purposes of these Independence Standards, an "immediate family member" includes a director's spouse, parents, children, siblings, mother and father-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares the director's home.

Audit Committee Independence, Financial Literacy and Audit Committee Financial Expert

In addition to being independent based on the Independence Standards, the NYSE Rules require that each member of an audit committee satisfy additional independence and financial literacy requirements and at least one of these members must satisfy the additional requirement of having accounting or related financial management expertise. This additional requirement can be satisfied by the Board determining that at least one Audit Committee member is an "audit committee financial expert" within the meaning of the SEC Rules. Accordingly, the Corporate Governance Principles contain a set of standards that relate to audit committee independence, financial literacy and audit committee accounting and financial management expertise. Generally, the additional independence standard provides that (i) a member of the Audit Committee is prohibited from receiving any direct or indirect compensation or fee from the Company, its subsidiaries or its affiliates, other than in his or her capacity as a member of the Audit Committee, the Board or any other committee of the Board, and (ii) he or she may not be an affiliated person of the Company or any of its subsidiaries. Generally, the financial literacy standard provides that the Board, in its business judgment, shall determine if each member is financially literate, taking into account factors such as the member's education, experience and ability to read and understand financial statements of public companies.

Audit Committee Financial Expert Attributes: Audit committee financial experts must have five additional attributes, which are (i) an understanding of generally accepted accounting principles and financial statements, (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves, (iii) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities, (iv) an understanding of internal control over financial reporting and (v) an understanding of audit committee functions. Altogether, attributes (i) through (v) are referred to as the "Financial Expert Attributes." The audit committee Financial Expert Attributes are set forth in the Corporate Governance Principles.

Compensation Committee Independence

In addition to being independent based on the Independence Standards, the NYSE Rules require that each member of a compensation committee satisfy additional independence requirements. The NYSE Rules require that the Board consider all factors specifically relevant to determining whether a director has a relationship to the Company that is material to that director's ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Company to such director and (ii) whether such director is affiliated with the Company, a subsidiary of the Company or an affiliate of a subsidiary of the Company.

Board Determinations

Independence and Financial Literacy. Based on the independence and financial literacy standards discussed above, the Board has determined that Barbara K. Allen, Brad S. Anderson, Michael R. Buchanan, Benjamin S. Carson, Sr. and Maribess L. Miller are (i) independent for purposes of serving as independent members of the Board of Directors and the Nominating and Governance Committees, (ii) independent for purposes of serving as independent members on the Audit Committee and the Compensation Committee and (iii) financially literate for purposes of serving on the Audit Committee.

The Board also determined that Mr. Horton, Mr. Auld and Mr. Romanowski, each a director nominee, are not independent because they are current or former executive officers.

Audit Committee Financial Expert. Based on the Audit Committee Financial Expert Attributes discussed above, the Board has determined that Ms. Miller has the Financial Expert Attributes to qualify as the Audit Committee Financial Expert.

Retirement Age Policy

In 2007, our Board adopted a retirement policy for directors. Under the policy, directors may not stand for re-election after they have reached the age of 75. Directors serving on the Board on January 25, 2007, which include Mr. Anderson, Mr. Buchanan and Mr. Horton, are exempt from this policy. In fiscal years 2021, 2022 and 2023, the Board determined to waive this retirement age policy for Ms. Allen in the interest of promoting and maintaining gender and tenure diversity and leadership on our Board of Directors and its Committees.

Code of Ethical Conduct for the CEO, CFO and Senior Financial Officers

In accordance with SEC Rules, the Audit Committee and the Board have adopted the *Code of Ethical Conduct for the CEO, CFO and Senior Financial Officers*. The Board believes that these individuals must set an exemplary standard of conduct for D.R. Horton, particularly in the areas of accounting, internal accounting control, auditing and finance. The ethics code sets forth ethical standards the designated officers must adhere to and other aspects of accounting, auditing and financial compliance. Information relating to any amendment to or waiver of a provision of the *Code of Ethical Conduct for the CEO, CFO and Senior Financial Officers* will be, if required, disclosed on our website within four business days of such amendment or waiver. This *Code of Ethical Conduct for the CEO, CFO and Senior Financial Officers* has been posted to our website at *investor.drhorton.com* under the *Policy & ESG Documents* link within the ESG section.

Corporate Code of Business Conduct and Ethics

The Board of Directors has adopted a *Corporate Code of Business Conduct and Ethics* (Corporate Code of Conduct) for employees and directors of D.R. Horton in accordance with the NYSE Rules. The Board adopted the Corporate Code of Conduct to provide guidance to the Board and management in areas of ethical business conduct and risk and to provide guidance to employees and directors by helping them recognize and deal with ethical issues including, but not limited to, (i) conflicts of interest, (ii) corporate opportunities, (iii) confidentiality, (iv) fair dealing, (v) protection of corporate assets, (vi) compliance with rules and regulations, including insider trading of securities, and (vii) confidential reporting of unethical behavior and hotline telephone numbers. The Corporate Code of Conduct is reviewed at least annually to determine the need for any updates or revisions. The *Corporate Code of Business Conduct and Ethics* has been posted to our website at *investor.drhorton.com* under the *Policy & ESG Documents* link within the ESG section.

Complaint Procedures for Accounting, Internal Control, Auditing and Financial Matters

In accordance with SEC Rules, the Audit Committee has established procedures for (i) the receipt, retention and treatment of complaints regarding accounting, internal control, auditing or financial matters (collectively, "Accounting Matters") and (ii) the confidential, anonymous submission by employees of concerns regarding questionable Accounting Matters. The Audit Committee oversees treatment of complaints and concerns in this area. The *Complaint Procedures for Accounting, Internal Control, Auditing and Financial Matters* have been posted to our website at *investor.drhorton.com* under the *Policy & ESG Documents* link within the ESG section.

Executive Sessions of the Board of Directors

Our non-employee members of the Board of Directors hold regularly scheduled executive sessions of these independent directors. Dr. Carson, Chair of the Nominating and Governance Committee, serves as Presiding Director of these executive sessions, at which the Chairman of the Board, the Executive Vice Chair and the CEO are not present. During fiscal 2023, the non-employee directors met four times in executive session, without members of management present.

Active Stockholder Engagement and Feedback from Investors

During fiscal 2023, the Company's management and investor relations professionals attended investment conferences and participated in investor meetings and conference calls with hundreds of institutional investors. The Company's investor relations team strives to be very responsive to investor requests for information and discussions. The Company has been named the Best Investor Relations Program in the Homebuilders and Building Products sector by Institutional Investor multiple times in its annual survey, including in three of the four most recent years.

Also during fiscal 2023, the Company was in contact with stockholders representing approximately 58% of the Company's outstanding shares and had substantive conversations with interested stockholders regarding the Company's executive compensation, corporate governance and other ESG matters. The Compensation Committee Chair participated in outreach to the Company's largest stockholders and in discussions with those who wished to engage.

The Company values feedback from its stockholders, and the input received regarding the Company's performance, ESG reporting, executive compensation and other matters is regularly evaluated by management, the Board and Committees. For a more fulsome discussion of actions taken in response to stockholder feedback over recent years, please see the section titled *"Track Record of Board Responsiveness and Commitment to Stockholder Engagement"* on page 2 above.

Communications with the Board of Directors and the Company

Stockholders and others who wish to contact any member of our Board may send their correspondence to the Chair of the Nominating and Governance Committee, who also serves as the Presiding Director. Send communications to: Presiding Director, c/o Thomas B. Montaño, Senior Vice President and Corporate Secretary, D.R. Horton, Inc., 1341 Horton Circle, Arlington, Texas 76011 or email at *tbmontano@drhorton.com*. Communications will be promptly forwarded to such Board member(s) or the Presiding Director, as applicable. Stockholders and others who wish to contact our Investor Relations team may send communications to Jessica Hansen, Senior Vice President and Head of Investor Relations, D.R. Horton, Inc., 1341 Horton Circle, Arlington, Texas 76011 or email at *InvestorRelations@drhorton.com.* Further information may be obtained through our website at *investor.drhorton.com* under the *Policy & ESG Documents* link within the ESG section.

Board Leadership Structure, Board's Role in Risk Oversight and Board and Committee Meetings

Board Leadership Transition and Structure

Our Board of Directors and the Nominating and Governance Committee regularly review and evaluate the Board's leadership structure, including maintaining a succession plan for Board leadership. On September 20, 2023, our Board of Directors announced several changes to our executive and board leadership as part of its leadership succession and transition plans. To ensure a smooth transition of executive and board leadership, effective October 1, 2023, the Board and Nominating and Governance Committee appointed David Auld, who previously served as President and CEO of the Company, as Executive Vice Chair, and appointed Paul Romanowski as President and CEO and to serve as Director of the Company. Donald R. Horton continues to serve as Chairman of the Board, and no longer serves as an executive officer of the Company effective October 1, 2023. Dr. Benjamin Carson continues to serve as Presiding Director.

The Nominating and Governance Committee believes that this leadership structure, supported by independent and diverse key Board committee chairs, delivers independent Board leadership and engagement while offering the benefit of the extensive experience of our Chairman and Executive Vice Chair to provide valuable insight and leadership to both the Board and the Company.

The Board does not have a policy that requires a specific board leadership structure, nor does it require the roles of the Chairman and CEO to be separated. The Board believes the current separation of the Chairman and CEO roles provides an effective leadership structure that facilitates robust and effective communication between the Chairman, the Board's independent directors and management, which has supported the Company's enhancement of stockholder value.

Chairman — Mr. Horton	Executive Vice Chair — Mr. Auld	Presiding Director — Dr. Carson
Primary responsibilities include: • advising overall Company vision, direction and strategy; • leading the Board in overseeing key risk areas related to the Company; and • providing perspective and advice to the executive officers and overseeing the accountability of management to implement Board-approved strategies and oversight functions.	Primary responsibilities include: • working with the new CEO and executive officers to ensure smooth transition of responsibilities; • mentoring the new CEO and executive officers by conveying institutional knowledge; • working with the Chairman and the Board on implementation of succession planning for the Board and management team; and • working with the Chairman and full Board on developing overall Company visions, direction and strategy and oversight of key risk areas.	Primary responsibilities include: • presiding at meetings of independent directors; • calling meetings of independent directors as needed; • serving as a liaison between independent directors and Company management including the Chairman and Executive Vice Chair; and • working with key Board committee chairs to provide independent oversight of management.

Board's Role in Risk Oversight

Our Board and Board Committees have oversight responsibility of the Company's risk management. The risk management process implemented by our executive officers and key managers addresses risks related to the Company's operations, financing and liquidity needs, ESG matters, cybersecurity, financial reporting, internal control and regulatory compliance. Risk oversight is reviewed in the risk areas of the Company listed below.

Land and Lots. Our ability to build and sell homes that meet buyer demand is heavily impacted by our ability to control, buy and develop land and lots in a cost-effective manner. As a result, we use substantial financial resources to control, buy and develop land and lots. We control the amount of financial resources used in the acquisition of land and lots through a process which requires divisional, regional and corporate approval before financial resources are authorized for this purpose. Corporate approval includes review by corporate legal and accounting personnel and approval by our executive officers. Our executive team reports to the Board regarding our process of reviewing, approving and funding land and lot acquisitions. We believe this process adequately manages the risk related to our land and lot acquisitions.

Financing and Liquidity. Our financing and liquidity position may fluctuate due to changes in the homebuilding industry and home sales demand. Our Board oversees financing and liquidity risk to ensure we maintain the financial resources needed to fund our homebuilding operations. At each quarterly meeting, management reviews the Company's financial and liquidity position with the Board, which includes projected short- and long-term financing and liquidity needs. To further manage risk in this area, the Board approves a limit on the amount of debt and equity that may be repurchased. Additionally, public debt or equity issuances are approved by the Board. We believe these measures provide adequate oversight of the Company's financing and liquidity risk.

ESG Matters. Key ESG matters, including environmental and climate-related risks and human capital risks such as diversity, equity and inclusion and employee health and safety, could have an adverse impact on our company. Our Board oversees these risks through the Nominating and Governance Committee, which has regular discussions on these matters with both internal and external personnel with relevant ESG responsibilities and expertise. The Board also supports and receives regular updates on progress in the Company's reporting of ESG policies, metrics and related disclosures.

In recent years, the Board has approved policies that enhance the Company's commitments to respect human rights and to transparency of political contributions. The Board also reviewed an enterprise-level ESG risk assessment and the Company's inaugural ESG report.

We also publish our human capital data and our EEO-1 report to highlight the demographic composition of our workforce and our homebuyers. Our ESG progress will be updated in our second ESG report, which we plan to publish in early fiscal 2024.

Cybersecurity. Our company is largely reliant on information technology ("IT"), and potential IT failures and data security breaches could harm our business. IT and cybersecurity risk is managed by the IT Cyber Security Risk Officer and Chief Information Officer ("CIO"), and our Board oversees this risk via regular discussions with and presentations to the Audit Committee as part of Internal Audit and the CFO's materials, paired with periodic presentations by the CIO and IT Cyber Security Risk Officer. The most recent formal presentation included highlights around the Company's process to maintain IT security and discussed the mix of preventative and defensive approaches for IT Security and the formal incident response procedures in place. The Board also regularly inquires about changes, updates and potential issues in our strategy and execution of IT security risk management and has had other informal reviews with the CIO. Internal Audit also conducts cybersecurity reviews as part of its audit procedures and presents any findings to the Board on a quarterly basis. Additionally, we conduct cybersecurity training for all employees at least annually. The Company has not had a material cybersecurity breach within the last three years. We believe these measures provide adequate risk oversight of information technology and cybersecurity matters that could affect the Company.

Financial Reporting, Internal Control and Regulatory Compliance. The Audit Committee of the Board provides risk oversight with respect to financial reporting, internal control over financial reporting, internal audit and related regulatory compliance matters. Each quarter, our Audit Committee discusses with our independent auditor its review of our interim financial information and, after our fiscal year-end, discusses its audit of our annual consolidated financial statements, including our procedures on internal control over financial reporting. Also, during the fiscal year, our Audit Committee meets in private session (without the presence of management) with our independent auditor to discuss any matters related to the audit of our annual consolidated financial statements and review of our internal control over financial reporting.

Each quarter, our Audit Committee meets with our director of internal audit and reviews the results of the internal audits of the Company's operating divisions and other matters that may affect the Company's key controls. Each year, the Audit Committee reviews and approves the internal audit plan for the forthcoming fiscal year. The internal audit plan is designed using a risk-based approach focusing on key risk areas in the Company's homebuilding, financial services, IT and other operations. During the fiscal year, the Audit Committee meets in private session (without the presence of management) with our internal audit director.

Our Audit Committee periodically receives presentations on topics related to recent or anticipated changes to accounting rules and regulations, tax laws and regulations, corporate governance and financial reform rules and regulations. The Audit Committee oversees the Company's compliance with regulatory issues in these areas and discusses with management any actions necessary to maintain or become compliant with such regulatory matters.

People. Through its oversight of and discussions with the Company's executive management team, the Board maintains awareness of the significant decisions with regard to the appointment, promotion and retention of the Company's management and employees. The Nominating and Corporate Governance Committee also oversees management and director succession planning.

The Compensation Committee provides risk oversight with respect to compensation of the Company's employees, including the named executive officers and other key officers, with the assistance of the Board. The Compensation Committee also reviews and approves all equity plan awards to all Company employees. We regularly review the Company's compensation policies and practices and believe that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. For a comprehensive compensation risk analysis, see page 42.

Board Meetings

During our fiscal year ended September 30, 2023, our Board of Directors held seven meetings and acted one time by written consent. Each director attended all of the Board and committee meetings for the committees on which he or she served during fiscal 2023. Executive sessions of our non-employee directors, all of whom are independent, are held regularly. The sessions are scheduled and chaired by the Chair of the Nominating and Governance Committee, who also acts as our Presiding Director. Although we do not have a policy with respect to director attendance at our annual meeting of stockholders, the 2023 Annual Meeting was attended in person by each of our directors serving at that time.

Committees of the Board

Our Board is composed of five independent directors and three management directors. Our independent directors meet regularly throughout the year in executive session to encourage open communication and discussion among the independent directors without the presence of management. The Presiding Director chairs these meetings, serves as liaison between the Chairman and the independent directors and has the authority to call meetings of the independent directors.

The Board has designated four primary committees that are responsible for various duties of the Board or its Committees, as applicable. The four committees of the Board are the Nominating and Governance Committee, Audit Committee, Compensation Committee and Executive Committee. The Board of Directors has adopted governing Charters for each of the Nominating and Governance Committee, the Compensation Committee and the Audit Committee. Each of the committee chairs, the Presiding Director and Chairman and Executive Vice Chair discuss agendas for the Board and Committees.

Executive Committee

The Executive Committee, while the Board is not in session, possesses all of the powers and may carry out all of the duties of the Board of Directors in the management of the business of the Company that by state or federal law or the NYSE Rules may be delegated to it by the Board of Directors. During fiscal 2023, the Executive Committee was composed of Donald R. Horton.

Nominating and Governance Committee

Committee Members:

Benjamin S. Carson, Sr.
(Chair and Presiding Director)
Barbara K. Allen
Michael R. Buchanan

Committee Independence: 100%
Committee Meetings: 7

The Nominating and Governance Committee's primary purposes are to:

- identify individuals qualified to become directors consistent with criteria approved by the Board and recommend to the Board the qualified candidates for directorships to be filled by the Board or by the stockholders;
- oversee the evaluation of the Board and key management;
- develop and recommend to the Board a set of corporate governance principles applicable to the Company;
- oversee the Company's ESG practices and overall strategy as it pertains to:
  - workforce health and safety;
  - human capital management, including diversity and inclusion;
  - energy efficiency and the environmental impact of our business;
  - home affordability, business ethics and compliance; and
  - data privacy and protection; and
- oversee the Company's Related Party Transaction Policy.

The Board has determined each member of the Nominating and Governance Committee to be independent in accordance with NYSE Rules.

Compensation Committee

Committee Members:

Barbara K. Allen (Chair)
Brad S. Anderson
Maribess L. Miller

Committee Independence: 100%
Committee Meetings: 10

The Compensation Committee's primary purposes are to:

- understand corporate priorities and objectives relevant to the CEO and other executive officers;
- determine the compensation of the CEO and other executive officers based on their performance relative to the established priorities and objectives;
- monitor and administer incentive and equity-based compensation plans;
- prepare an executive compensation report to be included in the Company's proxy statement; and
- review and approve the compensation discussion and analysis to be included in the Company's proxy statement.

The Board has determined each member of the Compensation Committee to be independent in accordance with NYSE Rules.

Audit Committee

Committee Members:

Maribess L. Miller (Chair)
Brad S. Anderson
Benjamin S. Carson, Sr.

Committee Independence: 100%
Committee Meetings: 4

The Audit Committee's primary purposes are to:

- assist the Board in fulfilling its oversight responsibilities relating to the:
  - integrity of the Company's financial statements;
  - Company's compliance with legal and regulatory requirements;
  - Company's management of IT and cybersecurity risk;
  - independent auditor's qualifications and independence;
  - performance of the Company's internal audit function and independent auditor; and
- prepare an Audit Committee report to be included in the Company's annual proxy statement.

The Board has determined each member of the Audit Committee to be independent and financially literate in accordance with NYSE Rules, the SEC Rules, and the corporate governance and independence standards adopted by the Board. Also, for fiscal 2023, the Board has determined that Ms. Miller is an audit committee financial expert under such rules, regulations and standards as set forth in the Company's Corporate Governance Principles posted on our website.

Compensation of Directors

Our Board of Directors approves the annual compensation and fees paid to our non-employee directors, each of whom is listed in the *"Director Compensation for Fiscal 2023"* table. The Board's goal is to set non-employee director compensation at a reasonable level of cash and equity compensation. The total annual compensation of directors has varied primarily due to our practice of awarding retainer restricted stock unit awards every three years. For fiscal 2023, Mr. Horton and Mr. Auld, as members of executive management, did not receive any additional compensation for serving on the Board of Directors. The details of compensation for these individuals are discussed in the Compensation Discussion and Analysis ("CD&A") section beginning on page 27. In addition, for fiscal 2024, the Compensation Committee approved an annual strategic advisor fee and other benefits for Donald R. Horton, Chairman of the Board, which is described under the heading *"Strategic Advisor"* on page 71.

Director Fees Paid in Cash. Non-employee directors are paid cash compensation based on the number of meetings attended in person, by telephone conference or virtually, the number of committees on which they serve and the number of committees for which they serve as Chair. In fiscal 2023, compensation for attending the meetings was $17,500 for each of the four quarterly meetings, not to exceed $70,000 for the calendar year. Additional compensation of $5,000 annually was paid for each committee on which a director serves, and $2,500 annually was paid to each committee chair. All compensation is paid quarterly and on a pro-rata basis if the composition of the committees changes during the year. In fiscal 2024, the Board approved compensation for attending the meetings from $17,500 to $20,000 for each of the four quarterly meetings, not to exceed $80,000 for the calendar year.

Restricted Stock Units. We grant our non-employee directors retainer restricted stock unit awards every three years that vest in annual installments over three years. These awards were last approved in January 2022 and no such retainer grants were made in fiscal 2023. In addition, our non-employee directors are also granted a separate award of restricted stock units on an annual basis at the time the Board and the Committee grant restricted stock units to a broad group of Company employees. Each of Ms. Allen, Mr. Anderson, Mr. Buchanan, Dr. Carson and Ms. Miller received a grant of 695 restricted stock units in April 2023 as reflected in the Director Compensation table that follows. These restricted stock units vest ratably over five years. In addition, when a new non-employee director joins our Board, the Board of Directors may award restricted stock units to the new non-employee director at that time.

Expenses and Health Care Plan. Each non-employee director is entitled to reimbursement for reasonable expenses relating to his or her service on the Board and any committee, including travel, meals and other related expenses. Each non-employee director is also eligible to participate in the Company's broad-based health care plan, and Ms. Allen, Mr. Anderson and Mr. Buchanan each elected to participate in the plan in fiscal 2023.

Director Compensation for Fiscal 2023

Name[1]	Fees Earned or Paid in Cash[2]	Stock Awards[3]	Total
Barbara K. Allen	$82,500	$71,648	$154,148
Brad S. Anderson	$80,000	$71,648	$151,648
Michael R. Buchanan	$75,000	$71,648	$146,648
Benjamin S. Carson, Sr.	$82,500	$71,648	$154,148
Maribess L. Miller	$82,500	$71,648	$154,148

(1) The Company pays director fees to only non-employee directors.

(2) Amounts represent fees paid in cash during fiscal 2023.

(3) The amounts represent the grant date fair value of $103.09 per unit for the 695 restricted stock units granted to each non-employee director on April 20, 2023, which restricted stock units vest ratably over five years.

The grant date fair value of the restricted stock units was determined in accordance with the accounting guidance for share-based payments. The Company recognizes expense for these awards over the respective vesting period.

As of September 30, 2023, each non-employee director held the following number of unvested restricted stock units:

Name	Unvested Restricted Stock Units
Barbara K. Allen	7,064
Brad S. Anderson	7,064
Michael R. Buchanan	7,064
Benjamin S. Carson, Sr.	6,719
Maribess L. Miller	8,594

Proposal Two – Advisory Vote on the Approval of Executive Compensation

As required pursuant to Section 14A of the Securities Exchange Act, our stockholders are being asked to approve a non-binding advisory resolution to approve the compensation of our named executive officers, as disclosed in this Proxy Statement. Although this "say-on-pay" resolution is non-binding, our Board of Directors and Compensation Committee welcome your opinion and will consider the result of the vote when making future compensation decisions. Our Board has determined to hold an annual advisory vote on executive compensation, and, pending consideration of the results of Proposal Three, the Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation, included in this proxy statement, we anticipate our next advisory vote on the approval of executive compensation after our 2024 Annual Meeting of Stockholders will be held at our 2025 Annual Meeting of Stockholders.

We encourage you to read the Compensation Discussion and Analysis beginning on page 27 of this Proxy Statement, which describes in detail how our executive compensation policies and procedures are designed and operate to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables, notes and narrative, which provide detailed information on the compensation of our named executive officers and the structure of our executive compensation programs that are designed to incentivize and reward executives for actions that create sustainable stockholder value and reward executives accordingly.

We believe that our current executive compensation program achieves an appropriate balance of short-term and long-term compensation incentives, reinforces the link between executive pay and the Company's long-term performance and stock value, and thereby aligns the interests of our named executive officers with those of our stockholders.

In accordance with Section 14A of the Exchange Act, we are asking our stockholders to approve the following advisory resolution at the 2024 Annual Meeting:

RESOLVED, that the stockholders of D.R. Horton, Inc. (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables, notes and narrative in the Proxy Statement for the Company's 2024 Annual Meeting of Stockholders.

 **The Board of Directors Unanimously Recommends that Stockholders Vote "FOR" Approval of the Advisory Resolution on Executive Compensation.**

Proposal Three – Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation

Pursuant to Section 14A of the Exchange Act, we are asking stockholders to vote an advisory resolution regarding whether future advisory votes to approve executive compensation like Proposal Two should occur every year, every two years or every three years. This vote is not binding on the Board of Directors. After consideration, the Board has determined that continuing to hold an advisory vote on executive compensation every year is appropriate for the Company at this time, and recommends that stockholders vote to hold such future advisory votes each year.

This non-binding "say-on-frequency" vote is required at least once every six years. At our 2018 Annual Meeting, over 89% of votes cast supported holding future advisory votes on executive compensation every year.

While our Company's executive compensation program is designed to reinforce the link between executive pay and our long-term performance and stock value, the Board recognizes that executive compensation disclosures are made annually. An advisory vote on an annual basis is also consistent with our practice of annual elections for all directors and annual ratification of our independent registered public accounting firm.

In the event the Board decides to make changes to our executive compensation program following a stockholder advisory vote, you should note that because the advisory vote occurs well after the beginning of the compensation year, and because the different elements of our executive compensation program are designed to operate in an integrated manner and to complement one another, in many cases it may not be appropriate or feasible to implement such changes by the time of the following year's annual meeting of stockholders.

We understand that our stockholders may have different views as to what is an appropriate frequency for advisory votes on executive compensation. Although this advisory vote is not binding on the Board, we will carefully review the voting results on this proposal. Notwithstanding the Board's recommendation and the outcome of the stockholder vote, the Board may in the future decide to conduct advisory votes on a more or less frequent basis and may vary its practice based on factors such as discussions with stockholders and the adoption of material changes to compensation programs.

You may specify one of four choices for this proposal on the proxy card: one year, two years, three years or abstain. You are not voting to approve or disapprove the Board's recommendation.

 **The Board of Directors Unanimously Recommends that Stockholders Vote to Conduct Future Advisory Votes on Executive Compensation "EACH YEAR."**

Executive Officers

Our current executive officers are:

David V. Auld Executive Vice Chair	**Paul J. Romanowski** President and Chief Executive Officer	**Michael J. Murray** Executive Vice President and Chief Operating Officer	**Bill W. Wheat** Executive Vice President and Chief Financial Officer

During fiscal 2023, David V. Auld served as our President and Chief Executive Officer. Effective October 1, 2023, he transitioned to a new role as Executive Vice Chair. Effective this same day, the Board appointed Paul J. Romanowski, our former Executive Vice President and Co-Chief Operating Officer, as President and Chief Executive Officer and as a member of the Company's Board.

Non-Director Executive Officers

Michael J. Murray
Executive Vice President and Chief Operating Officer

Mr. Murray, age 57, is Executive Vice President and Chief Operating Officer of D.R. Horton, positions he has held since 2014, including his service as Co-Chief Operating Officer in fiscal 2022 and 2023. Mr. Murray served as Senior Vice President of Business Development from 2012 to 2014. From 2004 to 2012, Mr. Murray served as the Company's Vice President and Controller after joining the Company in 2002 as the Director of Internal Audit.

He began his career at Price Waterhouse LLP (now PwC) and then worked at several other companies in finance and accounting roles prior to joining the Company.

Mr. Murray graduated from the University of Texas at Arlington in 1988 with a bachelor of business administration degree in accounting.

Bill W. Wheat
Executive Vice President and Chief Financial Officer

Mr. Wheat, age 57, is Executive Vice President and Chief Financial Officer of D.R. Horton, positions he has held since 2003. Mr. Wheat was the Company's Senior Vice President and Controller from 2000 through 2003, after joining the Company in 1998 as an Accounting Manager. Mr. Wheat also served as a member of the Board of Directors of the Company from 2003 to 2011.

Mr. Wheat began his career at Price Waterhouse LLP (now PwC) and then worked at The Bombay Company in several financial and accounting roles prior to joining the Company.

Mr. Wheat graduated from Baylor University in 1988 with a bachelor of business administration degree in accounting and finance.

The following table outlines the respective roles and responsibilities of each of our named executive officers on a forward basis beginning in fiscal 2024.

Roles and Responsibilities of our Named Executive Officers

Donald R. Horton
Chairman & Strategic Advisor

Primary responsibilities include:

- advising on overall Company vision, direction and strategy;
- leading the Board in overseeing key risk areas related to the Company; and
- providing perspective and advice to the executive team and overseeing the accountability of management to implement Board-approved strategies and oversight functions.

David V. Auld
Executive Vice Chair

Primary responsibilities include:

- working with the new CEO and executive team to ensure smooth transition of responsibilities;
- mentoring the new CEO and executive team by conveying institutional knowledge;
- working with the Chairman and the Board on implementation of succession planning for the Board and management team; and
- working with the Chairman and full Board on developing overall Company vision, direction and strategy and oversight of key risk areas.

Paul J. Romanowski
President & Chief Executive Officer

Primary responsibilities include:

- day-to-day responsibility for implementation of Company strategies and the operations and financial performance of the Company's homebuilding, financial services, rental, Forestar and other businesses;
- executive oversight of four of the Company's twelve internal homebuilding operating regions, including approval of investments in land and lots; and
- direct executive oversight of the Chief Operating Officer, Chief Financial Officer and two corporate departments.

Michael J. Murray
Executive Vice President & Chief Operating Officer

Primary responsibilities include:

- executive oversight of six of the Company's twelve internal homebuilding operating regions, including approval of investments in land and lots;
- shared executive coordination of the Company's homebuilding, financial services, rental and Forestar businesses; and
- direct executive oversight of the rental business management team and several corporate departments.

Bill W. Wheat
Executive Vice President & Chief Financial Officer

Primary responsibilities include:

- coordination with executive team to implement and communicate operational and financial strategies, monitor performance and allocate capital across the Company's businesses;
- direct executive oversight of the financial services management team and a majority of the corporate departments; and
- executive oversight of two of the Company's twelve internal homebuilding operating regions, including approval of investments in land and lots.

Executive Compensation

Compensation Discussion and Analysis

Overview

Our Compensation Committee strives to design a fair and competitive compensation program for executive officers that will attract, motivate and retain highly qualified and experienced executives, reward superior performance and provide incentives that are based on the performance of the Company, with an overall emphasis on maximizing long-term stockholder value. This Compensation Discussion and Analysis ("CD&A") provides information regarding our compensation objectives and the relationship between executive performance and executive compensation.

Our named executive officers ("NEOs") for fiscal 2023 were:

Donald R. Horton	Chairman and Strategic Advisor
David V. Auld	Executive Vice Chair
Paul J. Romanowski	President and Chief Executive Officer
Michael J. Murray	Executive Vice President and Chief Operating Officer
Bill W. Wheat	Executive Vice President and Chief Financial Officer

Updates for Fiscal 2024

Effective October 1, 2023, Donald R. Horton, who served as Executive Chairman during fiscal 2023, transitioned to the role of Chairman of the Board and Strategic Advisor and ceased serving as an executive officer of the Company. Also effective October 1, 2023, David V. Auld, who served as President and Chief Executive Officer during fiscal 2023, was appointed as Executive Vice Chair, and Paul J. Romanowski, who was previously Executive Vice President and Co-Chief Operating Officer was appointed to the role of President and Chief Executive Officer.

- Mr. Horton will continue to serve as Chairman of the Board in fiscal 2024 but will no longer serve as an executive officer of the Company. Hence, he will not be eligible for performance incentives going forward such as the PTI Bonus and Performance restricted stock ("Performance RSUs"). Mr. Horton will serve as a Strategic Advisor and will be compensated through a strategic advisor fee, which includes a cash fee and time-based equity awards.

- Upon his promotion to President and Chief Executive Officer, the Compensation Committee increased Mr. Romanowski's base salary to reflect his additional responsibilities. The fiscal 2024 base salaries for the other NEOs were unchanged.

- The compensation structures for Mr. Auld, Mr. Romanowski and Mr. Murray will continue to include cash and equity performance incentives including the PTI Bonus and performance-based and time-based equity awards.

- The compensation structure for Mr. Wheat will continue to include equity performance incentives, including performance-based and time-based equity awards. To increase the performance alignment of Mr. Wheat's cash compensation, Mr. Wheat will also be eligible to participate in the PTI Bonus plan starting in fiscal 2024.

- The PTI Bonus eligibility payout percentages were adjusted to reflect the responsibilities of the executive team starting in fiscal 2024.

- During fiscal 2024, Performance RSUs will continue to comprise a majority of equity awards and utilize a three-year performance period. The payout levels will continue to target above-median Company performance relative to peers on both TSR and financial and operational metrics.

Our Executive Compensation Principles Drive our Compensation Design

Our Board and its Compensation Committee strongly believe that it is in the best interests of stockholders to incentivize executives to take actions that create sustainable stockholder value and reward executives accordingly. To achieve that, the Compensation Committee has designed a compensation structure that is grounded in compensation principles which in turn drive our executive compensation objectives.

Executive Compensation Principles	Executive Compensation Objectives
Business Resilience	✓ Achieve long-term sustainability of our business
Alignment of Interests	✓ Align our executives' interests with stockholders' interests with the goal of maximizing long-term stockholder value
Pay-for-Performance	✓ Award compensation that recognizes valuable short- and long-term individual performance as well as the Company's overall performance
Attract and Retain	✓ Motivate and retain highly qualified and experienced executives

Our executive compensation design promotes performance alignment and protects stockholder interests.

Design Feature	Rationale and Impact	Business Resilience	Alignment of Interests	Pay for Performance	Attract and Retain
Emphasize At-Risk and Performance-based Compensation	• 90% of fiscal 2023 CEO Target Pay at risk	✓	✓	✓	
Balance Short- and Long-term Incentives	• Reward executives for actions that will create short- and long-term stockholder value	✓	✓	✓	✓
Equity Pay Mix	• Majority of equity granted as Performance RSUs	✓	✓	✓	✓
Annual Cash and Equity Incentive Tied to Profitability	• Reward executives for increased profitability which creates stockholder value • No guaranteed bonuses	✓	✓	✓	✓
Stock Ownership Guidelines	• Ensure alignment of executive interests with those of long-term stockholders		✓	✓	
Clawback and Anti-hedging and Pledging Policies	• Mitigate compensation risk and ensure strong alignment with stockholder interests	✓	✓	✓	

Key Performance Highlights

Key Financial Metrics




■ Revenue (in millions)
■ Pre-Tax Income (in millions)
◆ Pre-Tax Income as a % of Revenue

Key Operating Metrics




■ Homes Closed by our Homebuilding and Single-family Rental Operations
— Cash Provided by Operations (in billions)

Key Return & Leverage Metrics



■ Return on Assets (1)
■ Return on Equity (2)
— Consolidated Leverage Ratio (3)

Cumulative Five-Year Total Shareholder Return[4]



■ D.R. Horton, Inc.   ■ S&P 500 Index

(1) Return on assets is calculated as net income attributable to D.R. Horton for the year divided by average consolidated assets, where average consolidated assets is the sum of total assets balances for the trailing five quarters divided by five.

(2) Return on equity is calculated as net income attributable to D.R. Horton for the year divided by average stockholders' equity, where average stockholders' equity is the sum of ending stockholders' equity balances of the trailing five quarters divided by five.

(3) Consolidated leverage ratio represents consolidated notes payable divided by total capital (stockholders' equity plus consolidated notes payable).

(4) The comparison assumes a hypothetical investment in D.R. Horton common stock and in the S&P 500 Index of $100 at September 30, 2018 and assumes that all dividends were reinvested.

| | As of and for the Fiscal Year Ended September 30, | | | | | % Change | |
| | | | | | | 2023 vs 2022 | 2023 vs 2019 |
Stock Price and Other Data	2023	2022	2021	2020	2019		
Common stock price	$107.47	$ 67.35	$ 83.97	$ 75.63	$ 52.71	60%	104%
Total equity market capitalization (in millions)	$35,986	$23,165	$29,895	$27,529	$19,420	55%	85%
Book value per common share	$ 67.78	$ 56.39	$ 41.81	$ 32.53	$ 27.20	20%	149%
Diluted earnings per common share	$ 13.82	$ 16.51	$ 11.41	$ 6.41	$ 4.29	(16)%	222%
Cash dividends paid per common share	$ 1.00	$ 0.90	$ 0.80	$ 0.70	$ 0.60	11%	67%

Fiscal 2023 Compensation Highlights

Pay Mix

Donald R. Horton

90% At-Risk

| 3% Base Salary | 20% PTI Bonus (Cash Portion) | 20% PTI Bonus (Equity Portion) | 50% Performance RSUs | 7% Time RSUs |

23% Cash **77% Long-Term Equity**

David V. Auld

90% At-Risk

| 2% Base Salary | 20% PTI Bonus (Cash Portion) | 20% PTI Bonus (Equity Portion) | 50% Performance RSUs | 8% Time RSUs |

22% Cash **78% Long-Term Equity**

Other Named Executive Officers
(average)

87% At-Risk

| 4% Base Salary | 43% PTI/Other Bonus | 44% Performance RSUs | 9% Time RSUs |

47% Cash **53% Long-Term Equity**

Executive	Fixed[1]	At-Risk[1]	Cash[2]	Equity[2]
Donald R. Horton	10%	90%	23%	77%
David V. Auld	10%	90%	22%	78%
Paul J. Romanowski	12%	88%	49%	51%
Michael J. Murray	12%	88%	49%	51%
Bill W. Wheat	16%	84%	42%	58%

(1) The fixed portion of compensation includes the executive's base salary and time-based restricted stock units that vest based on continued employment with the Company.

The at-risk compensation includes the annual PTI Bonus (for Mr. Horton, Mr. Auld, Mr. Romanowski and Mr. Murray) and the discretionary performance bonuses (for Mr. Wheat), in addition to performance-based equity awards for each named executive officer, which are at-risk if the performance goals or criteria are not achieved.

(2) Cash compensation includes the executive's base salary and PTI Bonuses paid in cash (for Mr. Horton, Mr. Auld, Mr. Romanowski and Mr. Murray) and discretionary performance bonuses (for Mr. Wheat).

Equity compensation includes the portion of the PTI Bonuses paid in common stock (for Mr. Horton and Mr. Auld) and the grant date fair value of performance-based restricted stock units and time-based restricted stock units for each named executive officer.

Prior to approving the final amounts of compensation to be paid to our executive officers, including the PTI Bonuses, the Compensation Committee reviewed the key operating and financial results achieved in fiscal 2023 and determined that the mix of cash bonus and equity bonus was appropriate based on the results achieved. (See *"2023 Fiscal Year—Pre-Tax Income Performance Bonus Results and Payout"* on page 35.)

Why You Should Vote FOR the Advisory Vote on the Approval of Executive Compensation
   - Over recent years, the Compensation Committee in response to the feedback received from our stockholders has implemented significant changes to both annual and long-term incentives to better align executives' interests with those of long-term stockholders.   - Our compensation program design, based on our executive compensation philosophy and compensation objectives, rewards executives for actions that create, and provides pay outcomes that are in line with, long-term stockholder value.   - More than 85% of executive target compensation remains at-risk, promoting a strong focus on both Company and individual performance.   - PTI Bonus program is 100% performance-based with 50% of short-term incentive payout to Mr. Horton and Mr. Auld in equity which is subject to a further two-year holding period that strengthens long-term alignment of interests.   - Minimum of three-year vesting for both performance and time-based equity encourages long-term focus and stability of management.   - Robust stock ownership guidelines and recoupment policies promote alignment of executives' interests while mitigating compensation risk.

Components of Compensation

Based on the objectives discussed above, our executive compensation for fiscal 2023 was designed to include pay elements that focus executives on, and reward actions that create, sustainable stockholder value. Hence, our executive compensation includes what the Compensation Committee believes to be an appropriate mix of cash and equity compensation, with a significant focus on performance-based incentives that are earned when the Company achieves performance measured against preset goals.

For fiscal 2023, the Compensation Committee designed pay elements that it believes best serves the interests of stockholders as outlined in the table below:

Pay Element	At Risk	Purpose of Pay Element	What the Pay Element Rewards	Key Highlights
Base Salary		Provide fixed compensation in line with peer group	Skills, experience, competence, performance, responsibility, leadership and contribution to the Company	✓ Base salaries unchanged for all NEOs during fiscal 2023; in line with or below comparable positions in our peer group
PTI Bonus [(1)]	✓	Achieve higher profitability that leads to increased stockholder value	Annual achievement of metrics that measure execution of strategic goals	✓ Dollar cap for all NEOs ✓ Payouts for Mr. Horton and Mr. Auld split equally into cash and equity, with equity subject to a further two-year holding period
Performance RSUs	✓	Focus on longer-term performance, create alignment with long-term stockholders	Achievement of multi-year financial performance goals and value creation	✓ Three-year performance period ✓ Performance RSUs comprise majority of target fiscal 2023 compensation in Performance RSUs ✓ Performance must exceed median for target payout
Time-based RSUs		Create alignment with stockholders by focusing efforts on longer-term stockholder returns	Long-term stockholder value creation	✓ Three- to five-year vesting provides retentive value
Chairman Pay At Risk %	90%			
CEO Pay At Risk %	90%			
Other NEOs Pay At Risk %	87%			

(1)	Mr. Wheat did not participate in the PTI Bonus program in fiscal 2023, but rather received a cash bonus in an amount determined by the Compensation Committee based on performance of his responsibilities and overall Company performance. Beginning in fiscal 2024, based on growth and additional responsibilities, Mr. Wheat will participate in the PTI Bonus program.

Cash Compensation: Base Salaries and Performance Bonuses

Base Salaries – Named Executive Officers

Base salaries for our executive officers provide a fixed base level of compensation. When setting fiscal 2023 base salaries for our executives, we considered the following factors:

- level of experience, responsibility and tenure;

- national scope of the Company's operations;

- contributions to achievements of the Company's objectives;

- amount of fixed cash compensation considered appropriate to retain the executive's services;

- average and median base salaries of comparable executives in our peer group; and

- recommendations of Mr. Horton and Mr. Auld, other than for themselves.

When determining named executive officer base salaries, the Compensation Committee did not assign specific weight to the factors listed above, nor did they assign a specific ranking that base salaries should be within the peer group, nor use a percentage or ratio that the base salaries should be in relation to total compensation. Base salaries for our named executive officers for fiscal 2023 and 2022 are set forth in the following table:

	Base Salary	
Name	**2023**	**2022**
Donald R. Horton	$1,000,000	$1,000,000
David V. Auld	$ 700,000	$ 700,000
Paul J. Romanowski	$ 500,000	$ 500,000
Michael J. Murray	$ 500,000	$ 500,000
Bill W. Wheat	$ 500,000	$ 500,000

Based on the Compensation Committee's analysis, the base salaries of our named executive officers are below or in line with comparable positions within our peer group. We believe that these salaries provide a competitive level of fixed pay to incentivize and retain our executives.

Updates for Fiscal 2024
• Given that Mr. Horton will no longer serve as an executive officer of the Company, he will not receive a base salary.
• The base salary for Mr. Romanowski was increased to $700,000 to reflect the additional responsibilities in his new role.
• The base salaries for Mr. Auld, Mr. Murray and Mr. Wheat remain unchanged.

2023 Fiscal Year - Pre-Tax Income Performance Bonus

During fiscal 2023, in line with our compensation philosophy to award incentive bonuses based on performance, Mr. Horton, Mr. Auld, Mr. Romanowski and Mr. Murray each had the opportunity to earn a performance bonus ("PTI Bonus") based on the Company's pre-tax income earned during the year.

"Pre-tax income" or "PTI" means consolidated income before income taxes, as publicly reported by the Company in its consolidated financial statements prepared in accordance with generally accepted accounting principles.

The PTI Bonus focuses Mr. Horton, Mr. Auld, Mr. Romanowski and Mr. Murray on generating and increasing pre-tax income. We believe that increases in pre-tax income result in increases in the value of the Company, which benefits all of our long-term stockholders.

The maximum payout percentages for the PTI Bonus in fiscal 2023 are included in the table below. The Compensation Committee sets these percentages each year at the beginning of the fiscal year. The Compensation Committee has discretion to adjust the earned PTI Bonus downward, but not upward.

Background. To link pay and performance, the combined annual incentive bonus for Mr. Horton, Mr. Auld, Mr. Romanowski and Mr. Murray has historically been based on a percentage of the Company's pre-tax income. The Compensation Committee believes that strong profitability puts the Company in excellent position to achieve its long-term performance goals.

For fiscal 2023, the Compensation Committee believed that by using a percentage of pre-tax income, we would incentivize Mr. Horton, Mr. Auld, Mr. Romanowski and Mr. Murray to achieve higher levels of pre-tax income, which aligns their interests with those of our stockholders. In line with stockholder feedback received in fiscal 2022, the Compensation Committee significantly lowered the PTI payout percentages. For fiscal 2023, the following PTI payout percentages were selected for the PTI Bonuses: 0.20% for Mr. Horton and Mr. Auld, and 0.10% for Mr. Romanowski and Mr. Murray. These maximum percentages were subjectively determined rather than based on any specific formulaic methodology, and the Compensation Committee reserves the right to use its discretion to adjust downward, but not upward, the final earned PTI Bonus amounts.

Evolution of PTI Bonus Eligibility

	Percent of Pre-Tax Income			
Name	**Fiscal 2024**	**Fiscal 2023**	**Fiscal 2022**	**Fiscal 2021**
Donald R. Horton	N/A	0.20%[1]	0.20%[1]	0.60%
David V. Auld	0.10%[3]	0.20%[1]	0.20%[1]	0.40%
Paul J. Romanowski	0.15%[3]	0.10%[2]	0.10%[2]	N/A
Michael J. Murray	0.125%[4]	0.10%[2]	0.10%[2]	0.15%
Bill W. Wheat	0.10%[5]	N/A	N/A	N/A

(1)   Payout capped at $14 million with the amount earned split equally between cash and company stock subject to a two-year holding period.

(2)   Payout capped at $10 million with the amount paid in cash.

(3)   Payout capped at $14 million with the amount earned split equally between cash and company stock.

(4)   Payout capped at $12.5 million with the amount earned split equally between cash and company stock.

(5)   Payout capped at $10 million with the amount earned split equally between cash and company stock.

Updates for Fiscal 2024

- Mr. Horton will no longer be eligible for the PTI Bonus.

- Mr. Auld, Mr. Romanowski and Mr. Murray will continue to be eligible to receive the PTI Bonus as indicated in the table above, with their respective PTI Bonus percentage adjusted to reflect their roles in fiscal 2024.

- In lieu of receiving a discretionary cash bonus as in prior years, effective in fiscal 2024, Mr. Wheat will be eligible for the PTI Bonus as indicated in the table above. The Compensation Committee believes that having Mr. Wheat participate in the PTI Bonus plan better aligns the pay structure within the executive team and ensures payouts in line with the creation of stockholder value.

- In line with the updates made in prior years, the PTI Bonus payout for the Mr. Auld will continue to be capped at $14 million. In connection with his promotion to CEO, Mr. Romanowski's PTI Bonus will also be subject to a total cap of $14 million.

- The PTI Bonus for all named executive officers will be equally split between cash and company stock.

2023 Fiscal Year – Pre-Tax Income Performance Bonus Percentages

		Maximum Bonus Potential	
Name	**Fiscal 2023 Performance Goal**	**1st Semi-Annual Period**	**2nd Semi-Annual Period**
Donald R. Horton	Pre-Tax Income	0.20%	0.20%
David V. Auld	Pre-Tax Income	0.20%	0.20%
Paul J. Romanowski	Pre-Tax Income	0.10%	0.10%
Michael J. Murray	Pre-Tax Income	0.10%	0.10%

The 1st semi-annual period was the six months ended March 31, 2023 (first and second quarters of fiscal 2023) and the 2nd semi-annual period was the six months ended September 30, 2023 (third and fourth quarters of fiscal 2023). The hurdle or threshold for achieving an annual incentive bonus was the attainment of pre-tax income. If no pre-tax income was attained, then no bonus would be paid under the PTI Bonus. The bonuses paid under the PTI Bonus program were paid as set forth in the tables on the next page.

2023 Fiscal Year – Pre-Tax Income Performance Bonus Results and Payout

The tables below set forth the Company's pre-tax income ("PTI") and PTI Bonuses paid in cash and stock for fiscal 2023 to Mr. Horton, Mr. Auld, Mr. Romanowski and Mr. Murray:

Donald R. Horton and David V. Auld

Semi-Annual Period	PTI	Maximum Bonus Percentage	Total Bonus Earned	Portion of Bonus Paid	
				Cash	Stock
1st Semi-Annual Period Ended March 31, 2023	$2,512,526,003	0.20%	$ 5,025,052	$2,512,548	$2,512,504
2nd Semi-Annual Period Ended September 30, 2023	$3,802,152,600	0.20%	$ 7,604,305	$3,802,161	$3,802,144
Annual Amount	$6,314,678,603	0.20%	$12,629,357	$6,314,709	$6,314,648
		Max Payout	$14,000,000		

Paul J. Romanowski and Michael J. Murray

Semi-Annual Period	PTI	Maximum Bonus Percentage	Total Bonus Earned	Portion of Bonus Paid	
				Cash	Stock
1st Semi-Annual Period Ended March 31, 2023	$2,512,526,003	0.10%	$ 2,512,526	$2,512,526	$ —
2nd Semi-Annual Period Ended September 30, 2023	$3,802,152,600	0.10%	$ 3,802,153	$3,802,153	$ —
Annual Amount	$6,314,678,603	0.10%	$ 6,314,679	$6,314,679	$ —
		Max Payout	$10,000,000		

For fiscal 2023, the total PTI Bonus payable to Mr. Horton and Mr. Auld was capped at $14 million, with any payout earned split between cash and Company stock, and the equity portion of the award subject to a two-year holding period. The number of shares issued was determined by dividing the portion of the PTI Stock Bonus by the Company's stock price on the date the Compensation Committee approved the award payout. Amounts attributable to any fractional shares for the equity component were paid in cash. During the two-year holding period, Mr. Horton and Mr. Auld are permitted to make transfers of stock for estate planning purposes as long as the shares of stock remain within their respective family's beneficial ownership. The Compensation Committee believes the holding period further motivates the executives to deliver strong long-term stock performance, which we believe aligns them with the goals of our stockholders. For fiscal 2023, the total PTI Bonus payable to Mr. Romanowski and Mr. Murray was limited to $10 million.

2023 Fiscal Year – Performance Bonus

Chief Financial Officer – Mr. Wheat. During fiscal 2023, the Board of Directors and our Compensation Committee approved performance bonuses for Mr. Wheat on a semi-annual basis. For the first semi-annual period ended March 31, 2023, Mr. Wheat received a $1,000,000 bonus, and for the second semi-annual period ended September 30, 2023, he received a $2,000,000 bonus, for a total bonus of $3,000,000 in fiscal 2023.

In determining Mr. Wheat's bonus, the Compensation Committee considered the Company's financial and operating performance in fiscal 2023 and Mr. Wheat's contribution and performance in his areas of responsibility across our operations. The Compensation Committee considered the review and recommendations of the Chairman and CEO in determining the amount of Mr. Wheat's performance bonus.

Updates for Fiscal 2024

- As noted above, in lieu of receiving a discretionary bonus as in prior years, effective in fiscal 2024, Mr. Wheat will be eligible for the PTI Bonus as indicated in the table above. The Compensation Committee believes that having Mr. Wheat participate in the PTI Bonus plan better aligns the pay structure within the executive team and ensures payouts in line with the creation of stockholder value.

Equity Compensation: Performance and Time-Based

Our Compensation Committee believes that our executive compensation plans should include performance and time-based equity awards as the primary long-term components. We believe long-term equity awards align the financial interests of our executive officers with the interests of our stockholders by focusing more on the long-term performance of the Company, with value realized by executives being aligned with stockholder value.

Performance Equity. We grant our executive officers equity awards in the form of performance restricted stock units, which are earned by achieving four key performance goals over a three-year performance period. The primary purpose of these awards is to motivate our executives to achieve a superior level of performance for each of these performance metrics relative to our peer group which we believe will drive long-term value to our stockholders.

In fiscal 2022, based on feedback from our stockholders, the Compensation Committee increased the performance required for vesting under the ROI, SG&A and GP portions of the performance equity plan by increasing the relative performance ranking required for vesting at the threshold and target levels. The performance equity awards granted in fiscal 2022 and fiscal 2023 require a 6th rank out of 10 for vesting at threshold (from 9th rank in previous year incentives) and a 3rd rank out of 10 for vesting at target (from 5th rank in previous year incentives).

Time-Based Equity. We grant our executive officers equity awards in the form of restricted stock units that vest over a three- or five-year time period based on continued employment with the Company. The primary purpose of these awards is to align the interests of our executives with those of long-term stockholders as well as to retain the services of our executive officers who have significant experience and have demonstrated superior performance in the homebuilding industry.

The Compensation Committee took the following actions regarding Performance RSUs and Time-Based RSUs in fiscal 2023:

- **Performance RSUs determination**. Each fiscal year, the Compensation Committee reviews the number and value of performance restricted stock units ("Performance RSUs") to be awarded for a new three-year performance period. The Compensation Committee reviews the target number of Performance RSUs, the maximum number of Performance RSUs that could be earned and the expected value of such awards. The Compensation Committee also considers all other components of each executive's compensation. In fiscal 2023, in line with its commitment to strengthening long-term alignment of interests with stockholders and the portion of overall target compensation that is equity based, the Compensation Committee increased the number of Performance RSUs granted to its executive officers compared to fiscal 2022. In fiscal 2023, Mr. Horton and Mr. Auld each received 200,000 target Performance RSUs with a grant date value of $15,994,000, Mr. Romanowski and Mr. Murray each received 75,000 target Performance RSUs with a grant date value of $5,997,750 and Mr. Wheat received 50,000 target Performance RSUs with a grant date value of $3,998,500.

- **Time-Based RSUs determination**. In fiscal 2023, the Compensation Committee reviewed the number and value of time-based restricted stock units ("Time-Based RSUs") to be awarded to its executives. In fiscal 2023, Mr. Horton and Mr. Auld each received 23,698 Time-Based RSUs with a grant date value of $2,483,313, Mr. Romanowski and Mr. Murray each received 11,850 Time-Based RSUs with a grant date value of $1,221,617 and Mr. Wheat received 7,900 Time-Based RSUs with a grant date fair value of $814,411. These equity awards vest ratably for Mr. Horton and Mr. Auld over three years and for Mr. Romanowski, Mr. Murray and Mr. Wheat vest ratably over five years. In determining the number of Time-Based RSUs to grant each year to our executives, the Compensation Committee takes into consideration the grant date value of these awards together with the grant value of the Performance RSUs.

2023 Fiscal Year – 2025 Performance Restricted Stock Units – Potential Vesting at September 30, 2025

Under our long-term incentive program, each of our named executive officers has the opportunity to earn incentive awards based on performance over a three-year period. By awarding a portion of compensation over a longer time period, the interests of these executives are aligned with the interests of our stockholders.

In fiscal 2023, the Compensation Committee awarded a target number of performance restricted stock units *(the "2025 Performance RSUs")* to each of the named executive officers as follows:

Name	Target Number of 2025 Performance RSUs
Donald R. Horton	200,000
David V. Auld	200,000
Paul J. Romanowski	75,000
Michael J. Murray	75,000
Bill W. Wheat	50,000

The 2025 Performance RSUs include four performance goals of relative TSR, relative ROI, relative SG&A and relative GP, and will vest, if at all, based on the final performance rankings after the completion of the performance period, which is the three-year period of October 1, 2022 through September 30, 2025 (the "2025 Performance Period"). The four performance goals and weightings for each award are the same as those set forth on page 37 and are discussed in the tables and discussion on pages 37 through 38 . Likewise, the Company's peer group for the 2025 Performance RSUs consists of the publicly traded homebuilding companies listed on page 41. Consistent with enhancements made to the 2024 Performance RSUs based on feedback from our stockholders, the 2025 Performance RSUs require a 6th rank out of 10 for vesting at threshold (from 9th rank in previous year incentives) and a 3rd rank out of 10 for vesting at target (from 5th rank in previous year incentives).

The Compensation Committee used the relative TSR performance goal because TSR takes into account changes in our stock price plus dividends paid compared to the S&P 500 Index. By comparing our TSR to the S&P 500 Index, we have a goal that incentivizes our executives to achieve a return for our stockholders that is better than the return achieved by a broad-based index of companies. The three performance goals of relative ROI, relative SG&A and relative GP continue to reflect important internal operating metrics. ROI incentivizes our executives to achieve operating profitability relative to our total assets, which measures our efficiency at using our assets to generate pre-tax income. SG&A incentivizes our executives to control selling, general and administrative expenses. GP incentivizes our executives to maximize our profits on our homes by appropriately managing sales prices and incentives and controlling the cost of land, labor, materials and products used in building our homes.

In fiscal 2023, when determining the target number of 2025 Performance RSUs to award, the Compensation Committee reviewed the estimated annual compensation expense for these awards in relation to the Company's consolidated revenue, pre-tax income and other operating results. The Compensation Committee chose to further incentivize these executive officers by retaining the maximum payout at two times the target amounts in the event that maximum performance is achieved on the four Performance Goals. When the 2025 Performance RSUs were granted, the target and maximum amounts were subjective determinations and not based on any formulaic method or benchmark. Additional information on the grant date fair value of the 2025 Performance RSUs is set forth in the *"Summary Compensation Table"* on page 44 and the *"Grants of Plan-Based Awards"* table on page 45.

Updates for Fiscal 2024
• Mr. Horton will no longer receive Performance RSUs.

2023 Performance Restricted Stock Units – Ranking Results and Vesting at September 30, 2023 Based on Actual Performance

In October 2023, the Compensation Committee reviewed the performance achieved for the Performance RSUs granted in November 2020 (the "2023 Performance RSUs") to each of our then serving named executive officers. The 2023 Performance RSUs had a three-year performance period of October 1, 2020 through September 30, 2023 (the "2023 Performance Period"). The 2023 Performance RSUs vested based on achieving performance under the four performance goals ("Performance Goals") in the table below. The number of shares earned and issued are set forth in the table under the heading *"2023 Performance RSUs Final Results"* on page 39.

Performance Goal	Performance Comparison	Weighting to Total Award
Relative TSR	S&P 500 Index TSR	25%
Relative ROI	Peer Group	25%
Relative SG&A	Peer Group	25%
Relative GP	Peer Group	25%

TSR:	means "total shareholder return" (stock price increases and decreases plus dividends) of the Company over the 2023 Performance Period as determined by Standard and Poor's using the same methodology used by Standard and Poor's in preparing the stock performance graph included each year in the Company's Form 10-K.
ROI:	means "return on investment" which is consolidated pre-tax income or loss divided by average total assets over the 2023 Performance Period.
SG&A:	means consolidated "selling, general and administrative expense" (including corporate general and administrative expenses) as a percentage of consolidated revenues over the 2023 Performance Period.
GP:	means homebuilding segment "gross profit" defined as homebuilding revenues minus homebuilding cost of sales, including inventory and land option charges, divided by homebuilding revenues over the 2023 Performance Period.

The following tables set forth the number of 2023 Performance RSUs that could have been earned based on the final performance rankings of the Company.

TSR Portion of Award
(weighted 25% of target award)

Company TSR Relative to S&P 500 Index TSR	Percentage of Target Award		Donald R. Horton	David V. Auld	Michael J. Murray and Bill W. Wheat
			Number of Performance RSUs Earned		
10 Percentage Points Below Index	*Forfeited*		Zero	Zero	Zero
9 Percentage Points Below Index	*Threshold*	10%	5,000	2,500	750
Equal to S&P 500 Index TSR	*Target*	100%	50,000	25,000	7,500
10 Percentage Points Above Index	*Maximum*	200%	100,000	50,000	15,000

Each of the ROI, SG&A and GP Portions of Award
(each weighted 25% of target award)

Performance Level Compared to 10-Company Peer Group	Percentage of Target Award		Donald R. Horton	David V. Auld	Michael J. Murray and Bill W. Wheat
			Number of Performance RSUs Earned		
10th Rank	*Forfeited*		Zero	Zero	Zero
9th Rank	*Threshold*	10%	5,000	2,500	750
5th Rank	*Target*	100%	50,000	25,000	7,500
1st Rank	*Maximum*	200%	100,000	50,000	15,000

As set forth in the tables above, the number of 2023 Performance RSUs could have been earned at a maximum of 400,000 for Mr. Horton, 200,000 for Mr. Auld, 60,000 for Mr. Murray and 60,000 for Mr. Wheat upon maximum achievement of each of the four Performance Goals and forfeited by each executive in the event of below threshold performance of each of the four Performance Goals. For the 2023 Performance RSUs, the Company's peer group consisted of the following publicly traded homebuilding companies: KB Home, Lennar, M.D.C. Holdings, Meritage Homes, NVR, PulteGroup, Taylor Morrison, Toll Brothers, and Tri Pointe Homes. Each 2023 Performance RSU represented the contingent right to receive one share of common stock if vesting was satisfied. The 2023 Performance RSUs had no rights to dividends or voting prior to vesting and payout in common stock.

Vesting of the 2023 Performance RSUs with respect to the TSR Performance Goal was determined after the 2023 Performance Period based on a comparison of the Company's TSR to the S&P 500 Index's TSR as computed by Standard and Poor's using their TSR methodology. Vesting of the 2023 Performance RSUs with respect to the ROI, SG&A and GP Performance Goals was determined after the 2023 Performance Period based on the relative ranking of the Company's performance on each Performance Goal to each peer group company's performance on each Performance Goal.

The hurdle or threshold for earning or vesting in any portion of the 2023 Performance RSUs with respect to the TSR goal was to perform better than nine percentage points below the S&P 500 Index. The hurdle or threshold for earning or vesting in any portion of the 2023 Performance RSUs with respect to the ROI, SG&A and GP Performance Goals was to rank ninth place or better.

The following tables set forth the final relative rankings for the TSR, ROI, SG&A and GP performance goals with respect to the 2023 Performance RSUs:

Final Relative Rankings

Company / Index Name	Relative Total Shareholder Return	
	September 30, 2020	September 30, 2023
D.R. Horton, Inc.	100	146.46*
S&P 500 Index	100	133.65

* Final performance goal ranking attained by the Company on the TSR performance goal was 12.81 points above the S&P 500 Index for the three-year period ending September 30, 2023, as reflected in the table above.

Performance Goal	ROI, SG&A and GP Rankings									
	10th Place	9th Place	8th Place	7th Place	6th Place	5th Place	4th Place	3rd Place	2nd Place	1st Place
Relative ROI	37.48%	37.91%	40.62%	41.82%	41.95%	48.71%	62.49%	66.80%	**73.18%***	97.87%
Relative SG&A	11.80%	10.70%	10.65%	10.27%	9.84%	9.83%	9.76%	9.15%	**9.04%***	6.32%
Relative GP	21.53%	22.43%	22.69%	23.68%	23.86%	24.71%	**25.80%***	25.88%	26.71%	28.24%

* Final performance goal ranking attained by the Company: 2nd place on ROI, 2nd place on SG&A and 4th place on GP.

Final Results

The final payout was based on the three-year performance period ended September 30, 2023.

Final Company Performance Rankings	Donald R. Horton		David V. Auld		Michael J. Murray and Bill W. Wheat	
	Target Number of RSUs Awarded	Number of RSUs Earned	Target Number of RSUs Awarded	Number of RSUs Earned	Target Number of RSUs Awarded	Number of RSUs Earned
TSR = 10+ Points Above	50,000 Units	100,000 Units	25,000 Units	50,000 Units	7,500 Units	15,000 Units
ROI = 2nd Place	50,000 Units	87,500 Units	25,000 Units	43,750 Units	7,500 Units	13,125 Units
SG&A = 2nd Place	50,000 Units	87,500 Units	25,000 Units	43,750 Units	7,500 Units	13,125 Units
GP = 4th Place	50,000 Units	62,500 Units	25,000 Units	31,250 Units	7,500 Units	9,375 Units
	200,000 Units	337,500 Units	100,000 Units	168,750 Units	30,000 Units	50,625 Units

After reviewing rankings for the 2023 Performance RSUs, on October 31, 2023, the Compensation Committee approved the issuance of 337,500, 168,750, 50,625 and 50,625 shares of common stock to Mr. Horton, Mr. Auld, Mr. Murray and Mr. Wheat, respectively, which reflected a final payout of 168.8% of target for these awards.

Retirement Benefits

Our executive officers do not participate in any qualified defined benefit plans, but they do participate in the retirement plans described below. We believe that it is important to offer these retirement plans to our executive officers as part of a competitive long-term compensation program that encourages saving for retirement and that promotes long-term retention.

Profit Sharing Plus Plan (401(k) plan). Our executive officers participate in our Company-wide 401(k) plan. Executive officers, like all other eligible employees, may contribute 1% to 75% of their earnings, on a pre-tax basis, into the 401(k) plan. For 2023, the maximum amount that could be contributed was $22,500 ($30,000 for participants 50 years or older). The Company makes a matching contribution to the participant's account in an amount of $0.50 for each $1.00 contributed by the participant up to 6% of his or her salary. The matching contributions made by the Company on behalf of the executive officers for each applicable year are included in the *"All Other Compensation"* column in the *"Summary Compensation Table"* on page 44.

Deferred Compensation Plan. The Company also maintains the Deferred Compensation Plan (the "Deferred Compensation Plan"). The Deferred Compensation Plan is a nonqualified deferred compensation plan maintained primarily to provide deferred compensation benefits in excess of IRS contribution limits for a select group of "management or highly compensated employees". The Deferred Compensation Plan was adopted and approved by the Compensation Committee and ratified by the Board of Directors.

SERP 2. The Company also maintains the Amended and Restated Supplemental Executive Retirement Plan 2 ("SERP 2"), a nonqualified plan, to permit eligible participants, which include our executive officers, region presidents, division presidents and other key employees, to accrue supplemental Company benefits payable upon retirement, separation of service, death or disability. The SERP 2 provides that if the executive is employed by the Company on the last day of the fiscal year, the Company will establish a liability to such executive equal to 10% of his or her annual base salary as of the first day of such fiscal year. This liability will accrue earnings in future years at a rate established by the administrative committee for the SERP 2.

In fiscal 2023, the Compensation Committee reviewed the amounts listed in the column titled *"Change in Pension Value and Nonqualified Deferred Compensation Earnings"* in the *"Summary Compensation Table"* on page 44. These amounts represent the above-market portion of earnings on outstanding SERP 2 balances for the named executive officers. As part of this analysis, we reviewed the data related to the dollar amounts disclosed in the same column titled *"Change in Pension Value and Nonqualified Deferred Compensation Earnings"* in the *Summary Compensation Tables* for each of the CEOs or principal executive officers of each company in our peer group from their most recently filed proxy statements. For fiscal 2023, the amount for Mr. Horton was $409,168 and the amount for Mr. Auld was $196,287. We believe the amounts accrued for above-market earnings on SERP 2 balances are reasonable when compared to our peer group and reasonable relative to the total compensation packages offered to our named executive officers. Also, we considered other factors, including that the Company does not provide our named executive officers with employment agreements or severance agreements or other forms of guaranteed retirement benefits other than the 401(k) matching contribution discussed above. As a result, our SERP 2 program serves as a useful and reasonable fixed compensation component of our overall compensation package.

Other Compensation and Stock Matters

Stock Ownership Guidelines. Historically, our executive officers have maintained significant ownership of our common stock. See *"Beneficial Ownership of Common Stock"* on pages 67 through 68. Our Board has adopted Stock Ownership Guidelines for directors and executive officers, which are available on our website at i*nvestor.drhorton.com* under the *Policy & ESG Documents* link within the ESG section. Our stock ownership guidelines provide that no later than 5 years after the later of adoption of the guidelines or the date of election as a new director or appointment as an executive officer, such person shall maintain ownership of our common stock with a value equal to a multiple of (i) for non-employee directors, the annual cash board fee, and (ii) for executive officers, their annual base salary.

The multiples are as follows:

- Chairman of the Board, **5x**
- Executive Vice Chair, **4x**
- Chief Executive Officer, **4x**
- Chief Operating Officer and Chief Financial Officer, **3x**
- Other Executive Officers, **2x**
- Non-Employee Directors, **3x**

If after 4 years, the Nominating and Governance Committee determines a participant is not likely to satisfy the ownership requirements within the 5-year time frame, the Nominating and Governance Committee may require the participant to retain and hold 25% of the net shares received by the participant after taxes as compensation or fees from the Company until the ownership guidelines are satisfied. As of November 30, 2023, each of our executive officers and non-employee directors satisfied the stock ownership requirements, or was within the applicable five-year compliance window, as set forth in the Company's Stock Ownership Guidelines.

Double Trigger Acceleration of Vesting upon a Change in Control. The Compensation Committee provided that all grants of time-based equity awards to our executive officers beginning in fiscal 2020 must provide for the acceleration of vesting in the event of a change in control only if there occurs, both (i) a "change in control" and (ii) any deferred termination event (a "double trigger" vesting event). The double trigger vesting under outstanding time-based awards granted since fiscal 2022 provide that unvested time-based equity awards will vest if there is: (1) a change in control and (2) within 24 months after the change in control either (a) the Company or the acquirer terminates the executive officer without cause or (b) the executive officer terminates his or her employment with the Company or the acquirer for good reason.

Delinquent Section 16(a) Reports

Section 16 of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and persons holding more than 10% of our common stock to report to the SEC initial ownership of our common stock and any subsequent changes. The SEC has set filing dates for reporting these changes and we are required to disclosure any filings that are not timely. Based on our review of forms filed with the SEC we believe that all required Section 16(a) reports were filed timely during fiscal 2023, except that Michael J. Murray had one Section 16(a) report related to a gift of securities in June 2023 that was not filed timely.

Process for Determining Compensation

Authority and Role of Compensation Committee

Our Compensation Committee evaluates performance, approves compensation for our Chairman, our CEO and our other named executive officers. The Compensation Committee also administers our equity compensation programs and our executive officer bonus plans. Our Compensation Committee has the authority to delegate any or all of its responsibilities to a subcommittee of the Compensation Committee comprised of at least two members and, in certain other circumstances, to any other committee of directors of the Company. The duties of the Compensation Committee are summarized under the heading *"Compensation Committee"* on page 21 and are more fully set forth in the Compensation Committee Charter.

Roles of Chairman, Executive Vice Chair and Chief Executive Officer

Our Chairman, Executive Vice Chair and our CEO review and discuss salary and bonus compensation of our other named executive officers, and our Chairman makes recommendations to the Compensation Committee regarding the salaries and incentive bonus compensation of our Executive Vice Chair and CEO.

Review of Compensation

We review the compensation of our executive officers on a regular basis. Our Compensation Committee met in each quarter of fiscal 2023. In addition, the Compensation Committee had discussions with management during the year regarding these matters. During fiscal 2023, the Committee engaged Meridian Compensation Partners to provide additional compensation data regarding other publicly traded companies. The Committee reviewed the compensation of executives of publicly traded companies, including our homebuilding peer group and other public companies within a range of our market capitalization and industrial classification code.

Use of Compensation Peer Group Data

Our Board of Directors and Compensation Committee believe providing a competitive pay program is important and a key factor to developing and retaining our leadership team and a fundamental reason for the success and performance of our company.

Our Compensation Committee considers factors such as market capitalization, competition in our markets and mergers, acquisitions and consolidations when determining our peer group. Although the Compensation Committee believes it important and will continue to consider general market compensation practices for companies of a similar size, at this time and primarily due to the extremely competitive nature of the homebuilding industry, the Compensation Committee believes using the below described Performance Peer Group as its primary compensation peer group is the best comparison set. As part of the review of the peer group, the Compensation Committee recognized that that the Company competes for talent not just within the homebuilding industry but also for executives with the requisite skills and experience who are employed at companies outside the homebuilding industry that are of comparable size and operate within the Company's geographical footprint. As a result, for fiscal 2023, the Company also utilized a Benchmarking Peer Group to better evaluate and benchmark executive pay. As discussed above under "*Review of Compensation,*" the Compensation Committee engaged Meridian Compensation Partners to provide a comprehensive review of our executive compensation program as compared to the Performance Peer Group described below and to provide general insight on a broader set of S&P 500 companies' compensation practices (focusing on companies with similar revenue and market capitalization to us).

The Compensation Committee utilizes compensation data from both our Performance and Benchmarking Peer groups of publicly traded companies to analyze compensation decisions. However, the Compensation Committee does not attempt to position compensation at any specified level or ranking within our Performance or Benchmarking Peer groups.

Our Performance Peer Group for fiscal 2023 remained unchanged from fiscal 2022 and consisted of the publicly traded homebuilding companies listed below that had market capitalizations ranging from approximately $2.7 billion to $31.2 billion at September 30, 2023. Our market capitalization on that date was $36.0 billion.

In fiscal 2023, Meridian Compensation Partners provided additional market analysis and executive compensation data to the Compensation Committee to aid it in reviewing and analyzing compensation data for our named executive officers. The market analysis provided by Meridian Compensation Partners included a broader set of S&P 500 companies of similar size, complexity and industry traits, from which the ten companies in the Benchmarking Peer Group table below were selected. When determining peer group averages, rankings and medians, we include our Company and each company in our Peer Group in the rankings and computations.

Performance Peer Group	
KB Home	PulteGroup, Inc.
Lennar Corporation	Taylor Morrison Home Corporation
M.D.C. Holdings, Inc.	Toll Brothers, Inc.
Meritage Homes Corporation	Tri Pointe Homes, Inc.
NVR, Inc.	

Benchmarking Peer Group	
Builders FirstSource, Inc.	NIKE, Inc.
Carrier Global Corp.	The Home Depot, Inc.
Lowes Corporation	The Sherwin-Williams Company
Masco Corporation	Trane Technologies Plc
Mohawk Industries, Inc.	Whirlpool Corporation

Compensation Risk Analysis

We have established short- and long-term compensation programs that we believe properly incentivize desired performance and mitigate inappropriate risk-taking. We believe the following compensation components help us achieve this balance:

Base Salary:	We set fixed base salaries in amounts that we believe are commensurate with the level of experience, responsibility and tenure of the applicable executive. We believe that providing an appropriate base salary mitigates inappropriate risk-taking by providing a fixed and certain level of semi-monthly income.
Annual Bonus Plan:	For fiscal 2023, we provided an annual incentive bonus opportunity to each named executive officer other than Mr. Wheat, based on the Company's pre-tax income. Mr. Wheat was awarded an annual discretionary bonus based on his individual performance and the performance of the Company. The final amount of these annual awards is subject to the discretion of the Compensation Committee. Their discretion can be used to reduce the payout when the Committee believes levels achieved result in an inappropriate level of annual pay when balanced with the total compensation package and taking into consideration the Company's and the executive's performance. We believe we mitigate risk related to the annual performance goals through our approval process with respect to the final payout of these awards.
Long-Term Equity:	With respect to our named executive officers, we grant a combination of equity awards in the form of performance restricted stock units and time-based restricted stock units to incentivize performance related to the Company's key operational and financial goals over a period longer than one fiscal year. We believe the long-term nature of these performance awards mitigates risk because the level of performance achieved is analyzed over a number of fiscal years (typically three), thereby allowing us to take into account any short-term or one-time events that may not be sustainable over a longer time period.
Restricted Stock Units:	We use restricted stock units as a component of long-term compensation to incentivize performance and to serve as a retention tool. We believe restricted stock units that vest over time are a valuable tool in promoting employee retention. We do not grant restricted stock units in coordination with the release of material non-public information. Further, we have several levels of review when restricted stock units are granted, including approval by the Compensation Committee and review by corporate legal, human resources and accounting personnel to ensure the terms of the restricted stock units approved match the terms of the restricted stock units issued.
Performance Goals:	The Compensation Committee has selected operating and financial performance goals to incentivize performance. The performance goals tied to the annual and long-term awards are the achievement of consolidated pre-tax income, relative return on investment, relative gross profit, relative selling, general and administrative expense and relative total stockholder return. The Company has established appropriate controls around the determination of the components that define these goals and the calculations of the ultimate payouts of these awards.
Discretion and Clawback:	We mitigate compensation risk by giving the Compensation Committee sole discretion to reduce the final payout on a portion of the total compensation awarded. The Compensation Committee maintains sole discretion to reduce the final payout of the PTI Bonus. The Compensation Committee does not have the discretion to reduce awarded compensation related to time-based equity awards and performance-based equity awards, except in a clawback situation. Our executive officers are subject to the clawback provisions of the Sarbanes-Oxley Act. Effective October 2, 2023, the Board of Directors adopted a new Clawback Policy that complies with recently enacted rules and regulations of the NYSE and SEC. The Clawback Policy is posted on our website at *investor.drhorton.com* under the Policy & ESG Documents link within the ESG section.
Pledging/Hedging Company Securities:	Our directors and executive officers are prohibited from pledging or hedging transactions or engaging in other transactions designed to hedge or offset any decrease in the market value of our securities.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this Proxy Statement. Based on our review and discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in the Annual Report on Form 10-K of D.R. Horton, Inc. for the fiscal year ended September 30, 2023 filed with the Securities and Exchange Commission.

Compensation Committee:

Barbara K. Allen, Committee Chair
Brad S. Anderson
Maribess L. Miller

The Compensation Committee Report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the company specifically incorporates the Compensation Committee Report by reference therein.

Executive Compensation Tables

The following tables present the compensation we paid or awarded to our named executive officers during our fiscal years ended September 30, 2023, 2022 and 2021. Mr. Romanowski became a named executive officer in fiscal 2022.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus[2]	Stock Awards[3]	Non-Equity Incentive Plan Compensation[4]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[5]	All Other Compensation[6]	Total
Donald R. Horton[1] Chairman and Strategic Advisor	2023	$1,000,000	—	$24,791,961	$ 6,314,709	$409,168	$113,386	$32,629,224
	2022	$1,000,000	—	$21,987,160	$ 7,000,138	$483,758	$112,636	$30,583,692
	2021	$1,000,000	—	$16,834,391	$32,138,153	$469,139	$112,186	$50,553,869
David V. Auld[1] Executive Vice Chair	2023	$ 700,000	—	$24,791,961	$ 6,314,709	$196,287	$ 79,900	$32,082,857
	2022	$ 700,000	—	$21,987,160	$ 7,000,138	$230,414	$ 79,150	$29,996,862
	2021	$ 700,000	—	$ 8,145,841	$21,425,435	$221,620	$ 78,700	$30,571,596
Paul J. Romanowski[1] President and Chief Executive Officer	2023	$ 500,000	—	$ 7,219,367	$ 6,314,679	$ 95,396	$ 59,900	$14,189,342
	2022	$ 500,000	—	$ 5,447,599	$ 7,629,749	$110,780	$ 59,150	$13,747,278
Michael J. Murray Executive Vice President and Chief Operating Officer	2023	$ 500,000	—	$ 7,219,367	$ 6,314,679	$ 80,061	$ 59,900	$14,174,007
	2022	$ 500,000	—	$ 5,447,599	$ 7,629,749	$ 92,368	$ 59,150	$13,728,866
	2021	$ 500,000	—	$ 3,044,615	$ 8,034,538	$ 87,047	$ 58,700	$11,724,900
Bill W. Wheat Executive Vice President and Chief Financial Officer	2023	$ 500,000	$3,000,000	$ 4,812,911	—	$114,707	$ 59,900	$ 8,487,518
	2022	$ 500,000	$3,000,000	$ 3,363,589	—	$133,972	$ 59,150	$ 7,056,711
	2021	$ 500,000	$3,000,000	$ 3,044,615	—	$128,098	$ 58,700	$ 6,731,413

(1) Effective October 1, 2023, Mr. Horton, who served as Executive Chairman during fiscal 2023, transitioned to the role of Chairman of the Board and Strategic Advisor and ceased serving as an executive officer of the Company at that time. Also effective October 1, 2023, Mr. Auld, who served as President and Chief Executive Officer during fiscal 2023, was appointed Executive Vice Chair, and Mr. Romanowski, who was previously Executive Vice President and Co-Chief Operating Officer was appointed President and Chief Executive Officer.

(2) The amounts listed represent performance cash bonuses paid to Mr. Wheat.

(3) For fiscal 2023, the amounts include the grant date fair value of both the time-vesting RSUs and the target number of 2025 Performance RSUs granted in fiscal 2023. For Mr. Horton and Mr. Auld the amounts also include the portion of their 2023 PTI Bonus paid in stock in fiscal 2023, or paid in stock in fiscal 2024 based on Company performance in fiscal 2023. Additional information on the PTI Bonus is discussed under the heading *"2023 Fiscal Year — PTI Bonus Results and Payout"* on page 35. The grant date fair value is determined in accordance with accounting guidance for share-based payments. If the maximum number of 2025 Performance RSUs was used rather than the target number, the total grant date fair value of the 2023 stock awards would be $31,988,000 for each of Mr. Horton and Mr. Auld, $11,995,500 for each of Mr. Murray and Mr. Romanowski, and $7,997,000 for Mr. Wheat. Additional information regarding the 2025 Performance RSUs and the time-vesting RSUs are set forth in footnotes 2 and 3 to the *"Grants of Plan-Based Awards"* table on page 45. Additional information regarding the assumptions underlying these calculations is available in Note K to the Company's consolidated financial statements filed with the Company's Form 10-K for the fiscal year ended September 30, 2023.

For fiscal 2022, the amounts include the grant date fair value of both the time-vesting RSUs and the target number of 2024 Performance RSUs granted in fiscal 2022. For Mr. Horton and Mr. Auld the amounts also include the portion of their PTI Bonus paid in stock for fiscal 2022. The grant date fair value is determined in accordance with accounting guidance for share-based payments. If the maximum number of 2024 Performance RSUs was used rather than the target number, the total grant date fair value of the 2022 stock awards would be $24,174,000 for each of Mr. Horton and Mr. Auld, $8,058,000 for each of Mr. Romanowski and Mr. Murray, and $4,834,800 for Mr. Wheat.

For fiscal 2021, the amounts include the grant date fair value of both the time-vesting RSUs and the target number of 2023 Performance RSUs granted in fiscal 2021. The grant date fair value is determined in accordance with accounting guidance for share-based payments. If the maximum number of 2023 Performance RSUs was used rather than the target number, the total grant date fair value of the 2021 stock awards would be $28,240,000 for Mr. Horton, $14,120,000 for Mr. Auld and $4,236,000 for each of Mr. Murray and Mr. Wheat.

(4) Amounts reflect the performance bonuses earned under the Company's PTI Bonus.

Mr. Horton and Mr. Auld. For fiscal 2023, the Compensation Committee determined that 50% of the PTI Bonus for Mr. Horton and Mr. Auld was to be paid in cash and 50% was to be paid in stock. Based on the Company's performance in fiscal 2023, $6.3 million of the 2023 PTI Bonus was paid in cash and $6.3 million was paid in common stock. The portion of the PTI Bonus otherwise payable in stock, but for which a full share could not be purchased, was paid in cash and is reported in this column. The PTI Bonus paid in common stock is subject to a two-year holding period. Additional information on the PTI Bonus is discussed under the heading *"2023 Fiscal Year — PTI Bonus Results and Payout"* on page 35.

Mr. Horton and Mr. Auld. For fiscal 2022, the Compensation Committee determined that 50% of the PTI Bonus for Mr. Horton and Mr. Auld was to be paid in cash and 50% was to be paid in stock. Therefore, $7 million was paid in cash and $7 million was paid in common stock. The portion of the PTI Bonus otherwise payable in stock, but for which a full share could not be purchased, was paid in cash and is reported in this column. The PTI Bonus paid in common stock is subject to a two-year holding period.

Mr. Horton and Mr. Auld. For fiscal 2021, the Compensation Committee limited the amount of the PTI Bonus that could be paid in cash to $10 million. Therefore, $10 million was paid in cash to each of Mr. Horton and Mr. Auld, and $22,138,153 and $11,425,435 was paid in common stock to Mr. Horton and Mr. Auld, respectively. The PTI Bonus paid in common stock was subject to a holding period that ended on September 30, 2023.

(5) Amounts reflect the above-market portion of earnings on each named executive officer's outstanding balance under the SERP 2. This amount is further discussed under the heading *"SERP 2"* on page 39.

(6) For fiscal 2023, the amounts under *"All Other Compensation"* include the following components:

 (a) Credits made by the Company of $100,000, $70,000, $50,000, $50,000 and $50,000 to the respective accounts of Mr. Horton, Mr. Auld, Mr. Romanowski, Mr. Murray and Mr. Wheat under the SERP 2 plan.

 (b) Matching contributions of $9,900 to the respective accounts of Mr. Horton, Mr. Auld, Mr. Romanowski, Mr. Murray and Mr. Wheat under the D.R. Horton 401(k) plan.

 (c) The participant's portion of group health plan premiums of $3,486 paid by the Company for the benefit of Mr. Horton.

Grants of Plan-Based Awards in Fiscal 2023

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Securities Underlying Stock Awards[3]	Grant Date Fair Value of Stock Awards ($)[2][3]
		Threshold	Target	Maximum	Threshold	Target	Maximum		
Donald R. Horton	11/1/2022	—	—	$ 7,000,000	—	—	61,008	—	$ 6,314,648
	11/1/2022	—	—	—	80,000	200,000	400,000	—	$15,994,000
	4/20/2023	—	—	—	—	—	—	23,698	$ 2,483,313
David V. Auld	11/1/2022	—	—	$ 7,000,000	—	—	61,008	—	$ 6,314,648
	11/1/2022	—	—	—	80,000	200,000	400,000	—	$15,994,000
	4/20/2023	—	—	—	—	—	—	23,698	$ 2,483,313
Paul J. Romanowski	11/1/2022	—	—	$10,000,000	—	—	—	—	—
	11/1/2022	—	—	—	30,000	75,000	150,000	—	$ 5,997,750
	4/20/2023	—	—	—	—	—	—	11,850	$ 1,221,617
Michael J. Murray	11/1/2022	—	—	$10,000,000	—	—	—	—	—
	11/1/2022	—	—	—	30,000	75,000	150,000	—	$ 5,997,750
	4/20/2023	—	—	—	—	—	—	11,850	$ 1,221,617
Bill W. Wheat	11/1/2022	—	—	—	20,000	50,000	100,000	—	$ 3,998,500
	4/20/2023	—	—	—	—	—	—	7,900	$ 814,411

(1) Represents the maximum value of the cash portion of the performance bonuses that can be paid under the PTI Bonus program approved on November 1, 2022. Additional information related to the award is discussed under the heading *"2023 Fiscal Year – PTI Bonus Results and Payout"* on page 35. The actual earned payouts under the PTI Bonus program are reflected in the "*Non-Equity Incentive Plan Compensation*" column of the *"Summary Compensation Table"* on page 44.

(2) The 61,008 shares for each of Mr. Horton and Mr. Auld represent the portion of their performance bonuses under the PTI Bonus program paid in stock. Such shares were issued on April 18, 2023 (24,589 shares each) and on October 31, 2023 (36,419 shares each). Additional information related to the award is discussed under the heading *"2023 Fiscal Year – PTI Bonus Results and Payout"* on page 35.

 Mr. Horton, Mr. Auld, Mr. Romanowski, Mr. Murray and Mr. Wheat were awarded a target number of 2025 Performance RSUs on November 1, 2022. The threshold, target and maximum amounts reflect the number of 2025 Performance RSUs each executive could earn based on the level of performance attained with respect to four performance goals ranked against the performance of our peer group or the S&P 500 Index, as applicable, at the end of the three-year performance period.

 The grant date fair value of the 2025 Performance RSUs is $79.97 per unit and was determined in accordance with accounting guidance for share-based payments. These 2025 Performance RSUs are discussed under the heading *"2023 Fiscal Year – Award of 2025 Performance Restricted Stock Units – Potential Vesting at September 30, 2025"* on page 36 and the related grant date fair value is reflected in the *"Stock Awards"* column in the *"Summary Compensation Table"* on page 44.

(3) On April 20, 2023, Mr. Horton, Mr. Auld, Mr. Romanowski, Mr. Murray and Mr. Wheat were awarded 23,698, 23,698, 11,850, 11,850 and 7,900 time-vesting RSUs, respectively. The RSUs for Mr. Horton and Mr. Auld vest in three equal annual installments on each anniversary of the grant date. The RSUs for Mr. Romanowski, Mr. Murray and Mr. Wheat vest in five equal annual installments on each anniversary of the grant date.

 The grant date fair value of the April 20, 2023 RSUs vesting in three years is $104.79 per unit and $103.09 per unit for the RSUs vesting in five years. The grant date fair values were determined in accordance with accounting guidance for share-based payments. The grant date fair values of these awards are included in the *"Stock Awards"* column in the *"Summary Compensation Table"* on page 44.

Outstanding Equity Awards at Fiscal Year-End

The following table shows information about outstanding equity awards at September 30, 2023.

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Shares of Stock That Have Not Vested
Donald R. Horton	4/20/2023	23,698[1]	—	$ 2,546,824[1]
	11/1/2022	—	400,000[2]	$42,988,000[2]
	3/23/2022	24,040[1]	—	$ 2,583,579[1]
	3/23/2022	—	300,000[3]	$32,241,000[3]
	3/17/2021	9,498[1]	—	$ 1,020,750[1]
David V. Auld	4/20/2023	23,698[1]	—	$ 2,546,824[1]
	11/1/2022	—	400,000[2]	$42,988,000[2]
	3/23/2022	24,040[1]	—	$ 2,583,579[1]
	3/23/2022	—	300,000[3]	$32,241,000[3]
	3/17/2021	3,800[1]	—	$ 408,386[1]
Paul J. Romanowski	4/20/2023	11,850[1]	—	$ 1,273,520[1]
	11/1/2022	—	150,000[2]	$16,120,500[2]
	3/23/2022	15,278[1]	—	$ 1,641,927[1]
	3/23/2022	—	100,000[3]	$10,747,000[3]
	3/17/2021	5,202[1]	—	$ 559,059[1]
	3/12/2020	7,692[1]	—	$ 826,659[1]
	11/26/2018	4,000[1]	—	$ 429,880[1]
Michael J. Murray	4/20/2023	11,850[1]	—	$ 1,273,520[1]
	11/1/2022	—	150,000[2]	$16,120,500[2]
	3/23/2022	15,278[1]	—	$ 1,641,927[1]
	3/23/2022	—	100,000[3]	$10,747,000[3]
	3/17/2021	6,696[1]	—	$ 719,619[1]
	3/12/2020	9,898[1]	—	$ 1,063,738[1]
	11/26/2018	5,930[1]	—	$ 637,297[1]
Bill W. Wheat	4/20/2023	7,900[1]	—	$ 849,013[1]
	11/1/2022	—	100,000[2]	$10,747,000[2]
	3/30/2022	10,140[1]	—	$ 1,089,746[1]
	3/23/2022	—	60,000[3]	$ 6,448,200[3]
	3/17/2021	6,696[1]	—	$ 719,619[1]
	3/12/2020	9,898[1]	—	$ 1,063,738[1]
	11/26/2018	5,930[1]	—	$ 637,297[1]

(1) Represents the time-vesting RSUs granted to our named executive officers. The value of the time-vesting RSUs is based on the closing price of our common stock on September 29, 2023, the last trading day of fiscal 2023, of $107.47. Mr. Horton's and Mr. Auld's awards vest in three equal annual installments on each of the first three anniversaries of the grant date. Mr. Romanowski's, Mr. Murray's and Mr. Wheat's awards vest in five equal annual installments on each of the first five anniversaries of the grant date.

(2) Represents the potential maximum number of 2025 Performance RSUs that may be earned. The target number of 2025 Performance RSUs is 200,000 for each of Mr. Horton and Mr. Auld, 75,000 for each of Mr. Romanowski and Mr. Murray and 50,000 for Mr. Wheat. The 2025 Performance RSUs are described under *"2023 Fiscal Year — Award of 2025 Performance Restricted Stock Units — Potential Vesting at September 30, 2025"* on page 36, and vest subject to attainment of applicable performance criteria following completion of a three-year performance period on September 30, 2025. The value of the 2025 Performance RSUs is based on the closing price of our common stock on September 29, 2023, the last trading day of fiscal 2023, of $107.47.

(3) Represents the potential maximum number of 2024 Performance RSUs that may be earned. The target number of 2024 Performance RSUs is 150,000 for each of Mr. Horton and Mr. Auld, 50,000 for each of Mr. Romanowski and Mr. Murray and 30,000 for Mr. Wheat. The 2024 Performance RSUs vest subject to attainment of applicable performance criteria following completion of a three-year performance period on September 30, 2024. The value of the 2024 Performance RSUs is based on the closing price of our common stock on September 29, 2023, the last trading day of fiscal 2023, of $107.47.

Option Exercises and Stock Vested

The following table shows information about option exercises and stock vested during our fiscal year ended September 30, 2023.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise	Value Realized on Exercise[1]	Number of Shares Acquired on Vesting[2]	Value Realized on Vesting[3]
Donald R. Horton	—	$ —	444,423	$45,923,182
David V. Auld	—	$ —	256,972	$26,524,485
Paul J. Romanowski	70,000	$5,508,554	17,400	$ 1,598,899
Michael J. Murray	60,000	$5,177,752	72,156	$ 7,253,076
Bill W. Wheat	60,000	$5,651,354	70,871	$ 7,126,695

(1) Amounts represent the difference in the aggregate market value and the aggregate exercise price of the shares on the date of exercise.

(2) Number of shares under Stock Awards includes vesting of time-based RSUs for each person, Performance RSUs for each person except Mr. Romanowski, and for Mr. Horton and Mr. Auld includes the portion of their fiscal 2023 PTI Bonus paid in stock.

(3) Value reflects the closing stock price on the applicable vesting date multiplied by the number of shares vested.

Nonqualified Deferred Compensation Plans

D.R. Horton has established the following nonqualified deferred compensation plans:

Deferred Compensation Plan. The Deferred Compensation Plan permits participants, including D.R. Horton's executive officers and directors, to voluntarily defer receipt of up to 100% of cash bonuses or director fee compensation and up to 90% of base salary. The participants earn a rate of return on their deferred amounts based on their selection from a variety of independently managed funds. The Company does not provide a guaranteed rate of return on these deferred amounts. The rate of return realized depends on the participant's fund selections and market performance of these funds. Pursuant to his or her annual election, a participant's Deferred Compensation Plan benefit will be paid, or commence to be paid, upon separation from service or on a fixed date. Specified employees, as defined in Code Section 409A, generally cannot be paid until six months after separation from service (or, if earlier, upon a change in control). Payment may also be made upon death, disability or an unforeseeable emergency. The participants, at their election, may choose to have the deferred amounts paid out through scheduled in-service distributions (in a lump sum or annual installments of between two and five years) or following the later of termination of employment or director service or attaining the age of 62. Amounts payable under the plan are not secured or held in trust, and the plan participants' rights to enforce payment are the same as a general unsecured creditor. However, upon a change in control (as defined in the Deferred Compensation Plan), all plan benefits will be fully funded through an irrevocable grantor trust (also known as a "Rabbi trust"). The Deferred Compensation Plan was adopted and approved by the Compensation Committee and ratified by the Board of Directors.

SERP 2. Under the Company's SERP 2 plan, the Company credits an amount to each participant's account each year. Pursuant to the SERP 2, if the executive is employed by the Company on the last day of a fiscal year, then the Company will establish a liability to such executive equal to 10% of his or her annual base salary as of the first day of such fiscal year. This liability will accrue earnings in future years at a rate established by the administrative committee for the SERP 2. Amounts payable under the SERP 2 are not secured or held in trust, and the plan participants' rights to enforce payment are the same as a general unsecured creditor. Amounts deferred under the SERP 2 are payable within 60 days following the retirement or termination of employment of the participant, the death or disability of the participant or a change in control of the Company; provided however, specified employees, as defined in Code Section 409A, generally cannot be paid until six months after separation from service (or, if earlier, upon a change in control). The form of distribution may be in a lump sum, or in quarterly installments over a period not to exceed five years, as elected by the participant.

The following table shows, for each named executive officer, aggregate contributions, earnings and withdrawals/distributions during fiscal 2023 and outstanding balances as of September 30, 2023 under both of our nonqualified deferred compensation plans.

Nonqualified Deferred Compensation

| Name | Contributions in Fiscal 2023 | | Aggregate Earnings in Fiscal 2023 | | | Aggregate Balance at September 30, 2023 | |
	Executive Contributions to Deferred Compensation Plan	Company Contributions to SERP 2[1]	Deferred Compensation Plan[2]	SERP 2[3]	Aggregate Withdrawals/ Distributions in Fiscal 2023	Deferred Compensation Plan	SERP 2
Donald R. Horton	—	$100,000	$1,030,659	$678,647	—	$11,736,671	$7,315,864
David V. Auld	—	$ 70,000	$ —	$325,562	—	$ —	$3,531,606
Paul J. Romanowski	—	$ 50,000	$5,547,679	$158,224	—	$24,718,230	$1,732,346
Michael J. Murray	—	$ 50,000	$ 11,028	$132,789	—	$ 85,956	$1,461,905
Bill W. Wheat	—	$ 50,000	$ —	$190,261	—	$ —	$2,072,986

(1) Represents the amount of unfunded, unsecured liabilities credited by the Company on behalf of each participant in fiscal 2023 under the SERP 2. Such amount is also included in the *"All Other Compensation"* column of the *"Summary Compensation Table"* on page 44.

(2) Represents the net amount of earnings resulting from the performance of a variety of independently managed funds available to and selected by each participant under the Deferred Compensation Plan.

(3) Represents the amount of earnings related to the SERP 2. The rate is determined by the SERP 2 plan administrative committee and is typically 10% per annum. The portion of earnings considered above-market are included in the *"Change in Pension Value and Nonqualified Deferred Compensation Earnings"* column of the *"Summary Compensation Table"* on page 44. The above-market portion of earnings for each of the above individuals for fiscal 2023 was: Mr. Horton: $409,168; Mr. Auld: $196,287; Mr. Romanowski: $95,396; Mr. Murray: $80,061; and Mr. Wheat: $114,707.

Potential Payments Upon Termination or Change in Control

None of our named executive officers has employment or change in control agreements with us specifically providing for payments upon involuntary termination of their employment. However, certain of our benefit and incentive plans contain various provisions regarding termination of employment or a change in control. Any additional severance payments would be at the discretion of the Compensation Committee and determined at the time of termination. The following is a summary of the treatment of benefits under our benefit plans for various types of terminations, including upon a change in control.

Generally, our benefit plans define "cause" as a violation of the standards of employee conduct set forth in our employee manual and "change in control" as the occurrence of any of the following events:

(i) Our merger, consolidation or reorganization into another entity if our stockholders immediately before such transaction do not, immediately after such transaction, own more than 50% of the combined voting power of the outstanding voting securities resulting from such transaction and in substantially the same proportion as their stock ownership prior to the transaction;

(ii) We sell all or substantially all of our assets to another entity or we completely liquidate or dissolve;

(iii) A person (as defined by Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) becomes the beneficial owner (as the term "beneficial owner" is defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of securities representing 20% or more of the combined voting power of the then outstanding voting securities (except that the threshold for amounts deposited under our SERP 2 plan on or after January 1, 2005 is 50% or 35% acquired in a single transaction or series of transactions in any 12-month period); or

(iv) During any two-year period, a majority of the members of the Board is replaced by members of the Board who are not nominated and approved by the Board.

2018 Incentive Bonus Plan

Our D.R. Horton, Inc. 2018 Incentive Bonus Plan, under which our PTI Bonus program is administered, provides that the Compensation Committee, in its sole discretion may determine the effect of a participant's termination of employment, death or disability prior to the payment of an award. In the event of a change in control of the Company, plan participants will become entitled to an amount equal to (i) the award the participant would have earned for the relevant performance period, assuming continued achievement of the relevant performance goals at the rate achieved as of the end of the calendar month immediately prior to the calendar month in which the change in control occurs, multiplied by (ii) a fraction, the numerator of which is the number of days in the applicable performance period which have elapsed as of the change in control, and the denominator of which is the number of days in the performance period. Such earned bonuses are payable within 15 days following such change in control and may not be subject to any downward discretion.

2006 Stock Incentive Plan

Our D.R. Horton 2006 Stock Incentive Plan, which has been our primary equity compensation plan through fiscal 2023, allows or provides for accelerated vesting of all outstanding unvested restricted stock units and options granted under the plan in the event of a change in control of the Company or in the event of a participant's death, disability or retirement at the retirement age specified in the plan. The participant or his or her beneficiary, as applicable, will be entitled to exercise such options for a period of one year in the event of retirement or two years in the event of death or disability. In the event the participant's employment is terminated by the Company without cause or by the participant voluntarily, the participant will be entitled to exercise any options vested as of the date of termination for a period of three months following such termination. If the participant is terminated by the Company for cause, all options will immediately terminate and the participant will forfeit all vested options. As noted above, our Compensation Committee has adopted double trigger equity acceleration for time-vesting RSUs granted to our executive officers commencing with grants made in fiscal 2020.

Amended and Restated Supplemental Executive Retirement Plan No. 2 ("SERP 2")

Under the SERP 2, all amounts deferred will be paid (either in a lump sum or in quarterly installments as elected by the participant) within 60 days following the date of the participant's retirement or termination of employment without cause, disability, death or change in control of the Company; provided, however, "specified employees," as such term is defined in Section 409A of the Internal Revenue Code, must generally wait six months following termination of employment before payments accrued on or after January 1, 2005 can be made. In the event the Company terminates a participant for cause, all benefits under the SERP 2 will be forfeited and no payments will be made to the participant. In the event of a change in control, all amounts deferred will be paid (in accordance with the participant's election) within 60 days following the date of the change in control.

Notwithstanding the foregoing, a participant's election as to form of payment (lump sum or installment) must have been made at least 12 months prior to distribution. If a termination event occurs and no election has been made, the distributions of pre-2005 accruals will be made on the first day of the 13th month following the date of election, and the distribution of post-2004 accruals will be made in a lump sum upon termination of employment (or six months later for specified employees).

Table – Potential Payments Upon Termination or Change in Control

The following table reflects amounts of compensation to be paid to each of the named executive officers in the event of termination of employment or change in control. Because neither the Company nor any of its plans currently provides for additional benefits related to a change in control termination, if such a termination is triggered, the payments would be as set forth under the applicable column under *Termination of Employment,* except with respect to the acceleration of time-vesting RSUs granted prior to fiscal 2020 or unless the Compensation Committee determined to award additional severance amounts.

The amounts in the table assume a termination date of September 30, 2023, the last day of our fiscal year, and, if applicable, are based on the closing price of our common stock of $107.47 on September 29, 2023, the last trading day of fiscal 2023. Because Mr. Horton and Mr. Auld had reached the normal retirement age (65 years old) before September 30, 2023, we included amounts payable upon retirement only for them. These amounts are estimates of payments to executives upon termination of employment or a change in control. Actual amounts can only be determined at the time of such executive's actual separation from the Company or change in control. Factors that could affect these amounts include the timing during the year of any such event, the company's stock price and the executive's age. Amounts to be provided to an executive under arrangements that do not discriminate in scope, terms or operation in favor of our executive officers and are available to all salaried employees are not included in the following table in accordance with SEC regulations.

In addition to the amounts set forth below, each of the named executive officers would be entitled to receive, upon certain termination events or a change in control, a distribution of his or her outstanding balance of compensation earned and reported in prior years and deferred, at the executive officer's option, under our Deferred Compensation Plan. The balances of such accounts as of September 30, 2023 are set forth and explained in the *"Nonqualified Deferred Compensation"* table on page 48.

The table reflects compensation that would have been paid based on the listed events if such events had occurred on September 30, 2023.

Potential Payments Upon Termination or Change in Control

		Termination of Employment					
Name	**Payments and Benefits**	**Voluntary ($)**	**Normal Retirement ($)(5)**	**Without Cause ($)**	**With Cause ($)**	**Death or Disability ($)**	**Change in Control ($)**
Donald R. Horton	PTI Bonus:(1)						
	Cash and Stock	7,604,305	7,604,305	7,604,305	—	7,604,305	7,604,305
	2024 Performance RSUs(2)	10,747,000	10,747,000	10,747,000	—	10,747,000	10,747,000
	2025 Performance RSUs(3)	7,164,702	7,164,702	7,164,702	—	7,164,702	7,164,702
	Vesting of Equity Awards: Time-Vesting Restricted Stock Units(4)	—	6,151,153	—	—	6,151,153	—
	Payments of SERP 2 Contributions	7,315,864	7,315,864	7,315,864	—	7,315,864	7,315,864
	Total	32,831,871	38,983,024	32,831,871	—	38,983,024	32,831,871
David V. Auld	PTI Bonus:(1)						
	Cash and Stock	7,604,305	7,604,305	7,604,305	—	7,604,305	7,604,305
	2024 Performance RSUs(2)	10,747,000	10,747,000	10,747,000	—	10,747,000	10,747,000
	2025 Performance RSUs(3)	7,164,702	7,164,702	7,164,702	—	7,164,702	7,164,702
	Vesting of Equity Awards: Time-Vesting Restricted Stock Units(4)	—	5,538,789	—	—	5,538,789	—
	Payments of SERP 2 Contributions	3,531,606	3,531,606	3,531,606	—	3,531,606	3,531,606
	Total	29,047,613	34,586,402	29,047,613	—	34,586,402	29,047,613
Paul J. Romanowski	PTI Bonus:(1)						
	Cash	3,802,153	—	3,802,153	—	3,802,153	3,802,153
	2024 Performance RSUs(3)	3,582,298	—	3,582,298	—	3,582,298	3,582,298
	2025 Performance RSUs(3)	2,686,750	—	2,686,750	—	2,686,750	2,686,750
	Vesting of Equity Awards: Time-Vesting Restricted Stock Units(4)	—	—	—	—	4,731,044	429,880
	Payments of SERP 2 Contributions	1,732,346	—	1,732,346	—	1,732,346	1,732,346
	Total	11,803,547	—	11,803,547	—	16,534,591	12,233,427
Michael J. Murray	PTI Bonus:(1)						
	Cash	3,802,153	—	3,802,153	—	3,802,153	3,802,153
	2024 Performance RSUs(2)	3,582,298	—	3,582,298	—	3,582,298	3,582,298
	2025 Performance RSUs(3)	2,686,750	—	2,686,750	—	2,686,750	2,686,750
	Vesting of Equity Awards: Time-Vesting Restricted Stock Units(4)	—	—	—	—	5,336,100	637,297
	Payments of SERP 2 Contributions	1,461,905	—	1,461,905	—	1,461,905	1,461,905
	Total	11,533,106	—	11,533,106	—	16,869,206	12,170,403
Bill W. Wheat	2024 Performance RSUs(2)	2,149,400	—	2,149,400	—	2,149,400	2,149,400
	2025 Performance RSUs(3)	1,791,202	—	1,791,202	—	1,791,202	1,791,202
	Vesting of Equity Awards: Time-Vesting Restricted Stock Units(4)	—	—	—	—	4,359,413	637,297
	Payments of SERP 2 Contributions	2,072,986	—	2,072,986	—	2,072,986	2,072,986
	Total	6,013,588	—	6,013,588	—	10,373,001	6,650,885

(1) This amount represents the portion of the PTI Bonus earned for the six months ended September 30, 2023, and is included in the *"Non-Equity Incentive Plan Compensation"* and *"Stock Awards"* columns in the *"Summary Compensation Table"* on page 44. These amounts have been earned and paid as discussed on page 35.

(2) Mr. Horton, Mr. Auld, Mr. Romanowski, Mr. Murray and Mr. Wheat were awarded a target number of 150,000, 150,000, 50,000, 50,000 and 30,000 2024 Performance RSUs, respectively, for the performance period of October 1, 2021 through September 30, 2024. Pro-rata vesting may occur based on the number of months served from October 1, 2021 in the event of voluntary termination, normal retirement or without cause termination after completion of the performance period. With respect to death or disability, the 2024 Performance RSUs vest pro-rata based on time passed. Upon a change in control, the Committee may accelerate vesting of part or all of the 2024 Performance RSUs. With respect to an event of voluntary termination, normal retirement, without cause termination, death, disability or a change in control, the 2024 Performance RSUs are valued at $107.47 per unit, the closing price of our stock on September 29, 2023. The value in the table reflects pro-rata vesting (two of three years completed) based on time passed as if an event of voluntary termination, normal retirement, without cause termination, death, disability or a change in control had occurred on September 30, 2023.

(3) Mr. Horton, Mr. Auld, Mr. Romanowski, Mr. Murray and Mr. Wheat were awarded a target number of 200,000, 200,000, 75,000, 75,000 and 50,000 2025 Performance RSUs, respectively, for the performance period of October 1, 2022 through September 30, 2025. Pro-rata vesting may occur based on the number of months served from October 1, 2022 in the event of voluntary termination, normal retirement or without cause termination after completion of the performance period. With respect to death or disability, the 2025 Performance RSUs vest pro-rata based on time passed. Upon a change in control, the Committee may accelerate vesting of part or all of the 2025 Performance RSUs. With respect to an event of voluntary termination, normal retirement, without cause termination, death, disability or a change in control, the 2025 Performance RSUs are valued at $107.47 per unit, the closing price of our stock on September 29, 2023. The value in the table reflects pro-rata vesting (one of three years completed) based on time passed as if an event of voluntary termination, normal retirement, without cause termination, death, disability or a change in control had occurred on September 30, 2023. The 2025 Performance RSUs are discussed in more detail under the heading *"2023 Fiscal Year –Award of 2025 Performance Restricted Stock Units – Potential Vesting at September 30, 2025"* on page 36.

(4) For Mr. Horton, Mr. Auld, Mr. Romanowski, Mr. Murray and Mr. Wheat, the time-vesting RSU amounts represent each officer's unvested portion of RSUs, as shown in the *"Number of Shares or Units of Stock That Have Not Vested"* column of the *"Outstanding Equity Awards at Fiscal Year-End"* table on page 46, valued at $107.47 per unit, the closing price of our stock on September 29, 2023 . The value in the table reflects accelerated vesting if an event of voluntary termination, normal retirement, termination without cause, death or disability, or change in control had occurred on September 30, 2023. Accelerated vesting in a Change of Control does not apply to time-vesting RSUs granted in April 2023, March 2022, March 2021 and March 2020 due to a double-trigger provision requirement for all time-vesting awards in or after fiscal 2020. Additional information on the time-vesting RSUs granted in fiscal 2023 is set forth in footnote 3 to the *"Grants of Plan-Based Awards"* table on page 45.

(5) Because Mr. Horton and Mr. Auld had reached the normal retirement age (65 years old) under our applicable plans on September 30, 2023, we included amounts under the *"Normal Retirement"* column only for them.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the total annual compensation of our median compensated employee and the total annual compensation of Mr. Auld, who was our President and Chief Executive Officer for fiscal 2023.

To identify the median compensated employee, we used the following methodology:

- We used September 30, 2023 as the date to determine the median employee. At that date, we had approximately 13,334 employees consisting of full-time, part-time and temporary employees. Other than Mr. Auld, all employees as of such date were included in our population.

- To identify the median employee from our employee population, we obtained a listing of total compensation paid to each employee during fiscal 2023. For this purpose, total compensation included salary or wages, as applicable, commissions, bonuses, equity awards that vested or were exercised during the year, and any other cash compensation paid during the fiscal year. Such amounts were obtained from our payroll records. We annualized the salaries and wages of our full and part-time employees who were not employed for the entire fiscal year. The above-described compensation measure was consistently applied to all employees. As we had an even number of employees, the methodology resulted in the identification of two median employees. We selected the employee whom we believed had annual total compensation that was more representative of our general compensation practices.

Once we identified our median employee, we calculated the employee's total annual compensation using the same methodology used to calculate the total compensation of our CEO in the *"Summary Compensation Table"* on page 44. In addition to the amounts required to be reported as compensation in the Summary Compensation Table, we included the dollar value of employer paid non-discriminatory health insurance benefits in the total annual compensation of our median employee and of Mr. Auld to better reflect our employee compensation practices.

For the fiscal year ended September 30, 2023:

- The total compensation of our median employee was $116,043.

- The total compensation of Mr. Auld was $32,106,000.

Accordingly, for fiscal 2023, the ratio of the total compensation of Mr. Auld to the total compensation of the median compensation of all employees (excluding Mr. Auld), was 277 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described above. Because the SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, exemptions, estimates and assumptions, our pay ratio disclosure may not be comparable to the pay ratio disclosures reported by other companies.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive "compensation actually paid" (as defined under SEC rules) and certain financial performance of the Company. For further information concerning the Company's pay for performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to the Compensation Discussion and Analysis section beginning on page 27.

The following table sets forth information regarding the compensation of our former President and Chief Executive Officer, David Auld, and the average compensation of our other named executive officers (NEOs) for the years listed, as well as certain financial performance measures of the Company for the three most recently completed fiscal years. Mr. Auld was our principal executive officer ("PEO") in the years presented.

Year	Summary Compensation Table Total for Mr. Auld[1]	Compensation Actually Paid to Mr. Auld[2]	Average Summary Compensation Table Total for Non-PEO NEOs[3]	Average Compensation Actually Paid to Non-PEO NEOs[4]	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return[5]	Peer Group Total Shareholder Return[6]	Net Income[7] (in millions)	Pre-Tax Income[8] (in millions)
2023	$32,082,857	$47,028,337	$17,370,023	$26,652,166	$146.46	$145.19	$4,795.2	$6,314.7
2022	$29,996,862	$26,181,129	$16,279,137	$13,299,571	$90.89	$88.95	$5,895.6	$7,629.7
2021	$30,571,596	$51,287,681	$23,003,394	$35,128,198	$112.08	$112.30	$4,191.2	$5,356.3

(1) David V. Auld was our President and Chief Executive Officer in each of the fiscal years presented and currently serves as Executive Vice Chair. The dollar amounts in this column are the amounts reported for Mr. Auld for each of the corresponding fiscal years in the "Total" column in the Summary Compensation Table on page 44.

(2) The dollar amounts reported in this column represent the amount of "compensation actually paid" to Mr. Auld, as computed in accordance with Item 402(v) of Regulation S-K, and do not reflect the total compensation actually realized or received by Mr. Auld. In accordance with these rules, these amounts reflect the "Total" as set forth in the Summary Compensation Table for each fiscal year, adjusted as shown below. Equity values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

Compensation Actually Paid to Mr. Auld	2023	2022	2021
Summary Compensation Table (SCT) total compensation	$ 32,082,857	$ 29,996,862	$30,571,596
Less: value of stock awards reported in SCT for the fiscal year	(24,791,961)	(21,987,160)	(8,145,841)
Plus: year-end fair value of outstanding and unvested stock awards granted in the fiscal year	17,771,741	15,200,693	13,673,255
Plus: fair value as of the vesting date of stock awards granted and vested in the fiscal year	6,314,648	6,999,862	11,425,435
Plus (or less, if negative): change in fair value from prior fiscal year end to the applicable fiscal year end of outstanding and unvested stock awards granted in prior fiscal years	8,639,441	(2,773,163)	1,555,460
Plus (or less, if negative): change in fair value from prior fiscal year end to vesting date of stock awards granted in prior fiscal years that vested in the fiscal year	7,011,611	(1,255,965)	2,207,776
Less: prior year-end fair value of any stock awards forfeited during the fiscal year	—	—	—
Compensation actually paid to David V. Auld	$ 47,028,337	$ 26,181,129	$51,287,681

(3) The dollar amounts reported in this column represent the average of the amounts reported for the Company's NEOs as a group (excluding Mr. Auld) (Non-PEO NEOs) in the "Total" column of the Summary Compensation Table in each applicable fiscal year. The Non-PEO NEOs for the fiscal years presented were as follows:

2023	2022	2021
Donald R. Horton	Donald R. Horton	Donald R. Horton
Michael J. Murray	Michael J. Murray	Michael J. Murray
Paul J. Romanowski	Paul J. Romanowski	Bill W. Wheat
Bill W. Wheat	Bill W. Wheat	

(4) The dollar amounts reported in this column represent the average amount of "compensation actually paid" to the Non-PEO NEOs as a group, as computed in accordance with Item 402(v) of Regulation S-K. In accordance with these rules, these amounts reflect the "Total" as set forth in the Summary Compensation Table for each fiscal year, adjusted as shown below. Equity values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

Average Compensation Actually Paid to Non-PEO NEOs	2023	2022	2021
Average Summary Compensation Table (SCT) total compensation	$ 17,370,023	$16,279,137	$23,003,394
Less: average value of stock awards reported in SCT for the fiscal year	(11,010,902)	(9,061,487)	(7,641,207)
Plus: average year-end fair value of outstanding and unvested stock awards granted in the fiscal year	9,098,177	7,392,807	12,438,896
Plus: average fair value as of the vesting date of stock awards granted and vested in the fiscal year	1,578,662	1,749,966	3,808,478
Plus (or less, if negative): average change in fair value from prior fiscal year end to the applicable fiscal year end of outstanding and unvested stock awards granted in prior fiscal years	4,876,345	(2,252,841)	1,616,589
Plus (or less, if negative): average change in fair value from prior fiscal year end to vesting date of stock awards granted in prior fiscal years that vested in the fiscal year	4,739,861	(808,011)	1,902,048
Less: prior year-end fair value of any stock awards forfeited during the fiscal year	—	—	—
Average compensation actually paid to Non-PEO NEOs	$ 26,652,166	$13,299,571	$35,128,198

(5) Total shareholder return ("TSR") is calculated by assuming that a $100 investment was made on September 30, 2020 and all dividends were reinvested until the last day of each reported fiscal year.

(6) For purposes of this peer group TSR disclosure, we have used the S&P 1500 Homebuilding Index, which is the peer group used in the Company's stock performance graph in our annual report on Form 10-K for the 2023 fiscal year.

(7) The dollar amounts reported in this column are the net income reflected in the Company's audited financial statements for the applicable fiscal year.

(8) The dollar amounts reported in this column are the amount of pre-tax income reflected in the Company's audited financial statements for the applicable fiscal year. We selected pre-tax income as our company-selected financial measure because this is the key annual performance metric employed under our executive compensation program.

Relationship Between Compensation Actually Paid and Performance

As described in more detail in the Compensation Discussion and Analysis section, the Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with compensation that is actually paid (as defined under SEC rules) for a particular year. In accordance with SEC rules, the Company is providing the following graphs to show the relationships between information presented in the Pay versus Performance table.







Financial Performance Measures

The most important financial performance measures used by the Company to link NEO compensation actually paid for the most recently completed fiscal year to the Company's performance are as follows:

- Pre-tax income
- Total shareholder return relative to the S&P 500 Index
- Return on investment relative to our performance peer group
- SG&A expense as a percentage of consolidated revenues relative to our performance peer group
- Gross profit relative to our performance peer group
- Company stock price

Proposal Four – Approval of the D.R. Horton, Inc. 2024 Stock Incentive Plan

Overview

At the 2024 Annual Meeting, stockholders will be presented with a proposal to approve the D.R. Horton, Inc. 2024 Stock Incentive Plan (the "*2024 Plan*"). Our Board approved the 2024 Plan on December 12, 2023, subject to stockholder approval. If approved, the 2024 Plan will replace the current D.R. Horton, Inc. 2006 Stock Incentive Plan, as amended (the "*2006 Plan*") effective as of the date of such approval (such date, the "*Effective Date*"), and no further awards will be made under the 2006 Plan after the Effective Date. If the 2024 Plan is not approved by the Company's stockholders, the 2006 Plan will continue to operate according to its terms.

The following table sets forth certain information about the 2006 Plan and the 2024 Plan. The Company also maintains an Employee Stock Purchase Plan, under which 2,406,583 shares were available for issuance as of November 30, 2023.

Number of new shares being authorized under the 2024 Plan	18,900,000
Number of shares available for future awards as of November 30, 2023 under the 2006 Plan[1]	226,454
Number of shares underlying outstanding awards of restricted stock and restricted stock units as of November 30, 2023 under the 2006 Plan[2]	5,449,575
Number of shares underlying outstanding stock options as of November 30, 2023 under the 2006 Plan	196,418
Weighted average remaining term of outstanding options	0.2 years
Weighted average exercise price of outstanding options	$23.86

(1) The 2006 Plan includes a 1:1.50 fungible share counting provision, meaning that awards of options and SARs count against the 2006 Plan reserve on a 1 for 1 basis and full value awards count against the 2006 Plan reserve on a 1 for 1.50 basis. Assuming all future grants were in the form of full value awards, only 150,969 shares would be available for grant under the 2006 Plan. Upon stockholder approval of the 2024 Plan, no future awards will be made under the 2006 Plan and the 2024 Plan will become the Company's active stock incentive plan.

(2) Assumes maximum payout of outstanding performance-based awards.

On November 30, 2023, the closing price of a share of the Company's common stock as reported on the New York Stock Exchange was $127.67.

Historical Burn Rate and Dilution

The Company oversees its long-term dilution goals by managing the number of shares subject to equity awards that it grants annually, commonly referred to as the burn rate (calculated by dividing all shares subject to equity awards granted during the fiscal year by the weighted-average number of outstanding shares at the end of the fiscal year). The burn rate shows how rapidly a company is depleting its shares reserved for future issuance under its equity compensation plans. We have calculated our burn rate under the 2006 Plan for the past three years, as set forth in the following table:

Year	Weighted Common Shares Outstanding	Restricted Stock Units Granted	Performance-Based Restricted Stock Units Granted (at Target)	Performance-Based Restricted Stock Units Earned	Annualized Burn Rate
2023	334,848,565	877,131	600,000	607,500	0.44%
2022	343,953,023	1,153,124	430,000	585,000	0.51%
2021	356,015,843	856,615	360,000	630,000	0.42%
3-Year Average Burn Rate					0.46%

As set forth in the table above, over the past three fiscal years, the Company's burn rate has averaged 0.46%, while the industry group burn rate over the last three years averaged 0.49%. Our burn rate was 0.44% in fiscal 2023 and our industry group burn rate was 0.43% in 2022, the most recent completed year for our industry average. We believe our lower burn rate compared to our industry group's burn rate over the last three years show we have effectively managed our dilution in terms of burn rate compared to our industry.

An additional metric we use to measure dilution is overhang (the number of shares subject to equity awards outstanding but not exercised or settled, plus the number of shares available to be granted, divided by the total number of shares of Company common stock outstanding at the end of the year). If the 2024 Plan is approved, the Company's overhang will increase from approximately 1.75% as of November 30, 2023 to approximately 7.4%. The Compensation Committee is committed to effectively managing the number of shares reserved for issuance under the 2024 Plan while minimizing stockholder dilution.

Best Practices

We have incorporated a number of provisions in the 2024 Plan that reflect corporate governance best practices, including the following:

- **No Repricing of Options or SARs and No Reload Options:** The 2024 Plan prohibits, other than in connection with a change in the Company's capitalization, amending the terms of outstanding awards to (a) reduce the exercise price of outstanding options and stock appreciation rights ("SARs") or take any other action that is treated as a re-pricing under generally accepted accounting principles, or (b) at any time when the exercise price of an option or SAR is above the market value of a share of the Company's common stock, cancel, exchange, buyout or surrender outstanding options in exchange for cash, other Awards or options or SARs with an exercise price that is less than the exercise price of the original options, without stockholder approval. Reload options are also prohibited under the 2024 Plan.

- **No Share Recycling on Options or SARs**: Shares delivered to the Company or withheld to satisfy the exercise price or any withholding taxes on a stock option or SAR, shares not issued in the net settlement of a stock-settled SAR, and shares repurchased on the open market with the proceeds of a stock option will not again be made available for grant under the 2024 Plan.

- **No Dividends or Dividend Equivalents Paid on Unvested Awards**: Any dividends and dividend equivalents on awards granted under the 2024 Plan will be subject to the same underlying vesting conditions as the award to which they relate.

- **Clawback Provision**: Awards under the 2024 Plan are subject to the Company's clawback policy. In addition, under the 2024 Plan the Administrator may impose such other clawback, recovery or recoupment provisions in an Award agreement as the Administrator determines necessary or appropriate.

- **Term and Exercise Price of Options and SARs**: Options and SARs granted under the 2024 Plan are subject to a maximum term of 10 years, and may not be issued with an exercise price below the fair market value of a share of the Company's common stock on the date of grant.

- **Minimum Vesting Provision**. Subject to limited exceptions, the 2024 Plan generally requires that 95% or more of the shares subject to equity-based Awards granted under the 2024 Plan have a one-year minimum vesting period.

- **Limit on Non-Employee Director Compensation:** The 2024 Plan contains an annual limit on cash and equity-based compensation that may be paid or granted, whether under the 2024 Plan or otherwise, to non-employee directors of $1,000,000 (or $1,500,000 in the fiscal year that the non-employee director first joins the Board or the board of directors of a subsidiary or any fiscal year in which a non-employee director is designated as chairman or lead director of the Board the board of directors of a subsidiary).

Plan Summary

The following summary of the material terms of the 2024 Plan is qualified in its entirety by reference to the full text of the 2024 Plan, which is set forth in *Appendix A* to this Proxy Statement.

Purpose

The 2024 Plan is intended to advance the interests of the Company by stimulating the efforts of employees, officers and non-employee directors and certain other service providers, in each case who are selected to be participants, by heightening the desire of such persons to continue in working toward and contributing to the success and progress of the Company and its subsidiaries. To this end, the 2024 Plan provides for the grant of stock options, stock appreciation rights, restricted stock and restricted stock units, any of which may be performance-based, as well as performance-based incentive bonuses (each, an "*Award"*).

Administration

The 2024 Plan is administered by the Compensation Committee of the Board, or, if we do not have a Compensation Committee at any particular time, by the full Board (in either case, the "*Administrator*"). The Administrator may delegate its duties to one or more authorized individuals, and for all purposes under the 2024 Plan such individual will be treated as the Administrator. Any such delegation must specify the total number of shares subject to any Awards the delegate may award and no delegate may designate himself or herself or any executive officer or director of the Company as a recipient of any Awards granted under authority delegated to such individual. The Administrator may also delegate aspects of the day-to-day administration of the 2024 Plan to one or more officers or employees of the Company or any of its subsidiaries or to one or more agents.

The Administrator has the authority to interpret and administer the 2024 Plan to carry out the purposes of the 2024 Plan. The Administrator has the authority to determine those persons eligible to receive Awards and to establish and interpret the terms and conditions of any Awards. The Administrator may also make exceptions to the provisions of any Awards, subject to the limitations set forth in the 2024 Plan. All determinations of the Administrator are final and binding.

Eligibility

Awards may be granted under the 2024 Plan to any current or prospective officer or employee (including to any director who is also an employee) or certain current or prospective consultants or advisors of the Company or any of its subsidiaries, as well as to non-employee directors of the Company or any of its subsidiaries. As of November 30, 2023, there were approximately 13,765 individuals eligible to participate in the 2024 Plan, including our five NEOs and five non-employee directors. The number of eligible participants may increase over time if the Company experiences growth.

Shares Subject to the Plan

Subject to adjustment for certain changes in the Company's capitalization, the aggregate number of shares of common stock issuable under the 2024 Plan will be equal to (i) 18,900,000 less (ii) the number of shares of common stock subject to Awards granted under the 2006 Plan between November 30, 2023 and the Effective Date plus (iii) any shares of common stock that remain available for issuance under the 2006 Plan as of the Effective Date (not including shares of common stock that were subject to outstanding awards under the 2006 Plan as of the Effective Date) and (iv) any shares of common stock subject to outstanding awards under the 2006 Plan as of the Effective Date that on or after the Effective Date cease for any reason to be subject to such awards (other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in nonforfeitable shares of common stock).

The aggregate number of shares of common stock issued under the 2024 Plan at any time will equal only the number of shares of common stock actually issued upon exercise of settlement of an Award. Shares of common stock subject to an Award that have been cancelled, expired, forfeited or otherwise not issued under the Award and shares subject to an Award settled in cash instead of shares will again become available for grants of Awards under the 2024 Plan. However, shares of common stock that (i) are used to pay the exercise price of a stock option or SAR, (ii) are delivered or withheld to pay withholding taxes related to a stock option or SAR, (iii) were subject to a stock-settled SAR but not issued in such settlement or (iv) repurchased on the open market with the proceeds of an option exercise will be counted against the total number of shares of common stock issuable under the 2024 Plan.

The shares to be delivered under the 2024 Plan may consist of, in whole or in part, shares of common stock that are authorized but unissued or shares that were reacquired by the Company, including, without limitation, shares purchased in the open market.

Types of Awards

The 2024 Plan provides for grants of stock options, SARs, restricted stock, restricted stock units, and incentive bonuses, any of which may be performance-based.

Options & Stock Appreciation Rights. An option is the right to purchase shares of common stock at a future date at a specified exercise price. The Administrator may grant both nonqualified stock options and incentive stock options under the 2024 Plan, although incentive stock options may only be granted to employees of the Company or any of its subsidiaries. The per share exercise price will be determined by the Administrator, but must be at least equal to the fair market value of the underlying shares of common stock on the date of grant, provided that the exercise price may be less than the fair market value of the underlying shares for certain options granted as Substitute Awards (as defined and described below). Subject to the minimum vesting period described below, the Administrator determines the date after which options may become vested and exercisable in whole or in part (which may be based on, without limitation, continued employment or performance conditions) and the expiration date of each option, which cannot be more than ten years from the date of grant; provided that the term of an option (other than an incentive stock option) will be automatically extended if, at the time of its scheduled expiration, the participant holding such option is prohibited by law or the Company's insider trading policy from exercising the option, which extension will expire on the 30th day following the date such prohibition no longer applies. In the case of an incentive stock option granted to a participant who holds more than 10% of the voting power of the Company, the exercise price must be at least 110% of the fair market value of the underlying shares of common stock on the date of grant and the expiration date cannot be more than five years from the date of grant. Reload options are prohibited under the 2024 Plan.

A stock appreciation right (*"SAR"*) is a contractual right granted to the participant to receive, in cash, shares of common stock or a combination thereof, an amount equal to the appreciation of one share of common stock from the date of grant. SARs may be granted as freestanding Awards, or in tandem with other types of Awards. Unless otherwise determined by the Administrator, if a stock appreciation right is granted in tandem with another Award, the exercise price, vesting, exercisability, forfeiture and termination provisions applicable to the stock appreciation right will be identical to the exercise price, vesting, exercisability, forfeiture and termination provisions applicable to the other Award. All freestanding SARs will be granted subject to the same terms and conditions applicable to options, as described above.

Without stockholder approval, the terms of outstanding options and SARs may not be amended to reduce the exercise price or to take any other action that is treated as re-pricing under generally accepted accounting principles, or to, at any time when the exercise price is above the market value of a share of Company common stock, cancel, exchange, buyout or surrender outstanding options or SARs in exchange for cash, other awards or options or SARs with an exercise price that is less than the exercise price of the original Awards, in each case other than in connection with a change in the Company's capitalization or other event or transaction as described below in "*Change in Capitalization*." Participants will not have any rights as a stockholder, including voting rights and will not have rights to receive dividends or dividend equivalents in respect of a SAR, an option or any shares subject to a SAR or an option until the participant becomes the holder of record of such shares.

Restricted Stock & Restricted Stock Units. A restricted stock award involves an immediate transfer of a fixed number of shares of common stock to the participant, although the shares are subject to a risk of forfeiture or to other conditions or restrictions during specified periods of time (including, without limitation, continued employment or performance conditions). The participant may be entitled to voting, dividend, distribution and other ownership rights in such shares at the discretion of the Administrator although dividends, distributions or dividend equivalents, if any, will be subject to the same vesting conditions as the underlying shares.

A restricted stock unit is an award denominated in units of shares of common stock that is subject to such terms and conditions (including, without limitation, continued employment, service or performance conditions) as the Administrator deems appropriate. For each restricted stock unit, a participant will be entitled to receive (assuming all terms and conditions are met) either shares of common stock or a cash amount calculated with reference to the value of a share of common stock. Shares underlying restricted stock units will be entitled to dividend or dividend equivalents only to the extent provided by the Administrator, and such dividends, distributions or dividend equivalents, if any, will be subject to the same vesting conditions as the underlying Award. Participants will not have any voting rights in respect of shares underlying restricted share units until the participant becomes the holder of record of such shares.

Incentive Bonuses. An incentive bonus is a bonus opportunity to earn a right to a future payment, which may be made in cash or in shares of common stock, based on the satisfaction of performance criteria during a designated performance period, in each case established by the Administrator and included in an Award agreement along with any other terms and conditions determined by the Administrator with respect to the incentive bonus. The amount paid under an incentive bonus on account of the satisfaction of performance criteria may, to the extent specified in the Award Agreement, be reduced, but not increased, by the Administrator on the basis of such further considerations as the Administrator shall determine.

Substitute Awards

If the Company or any of its subsidiaries acquires or merges or combines with another entity, the Company may grant Awards in assumption of, or in substitution or exchange for, awards previously granted or promised ("*Substitute Awards*"). Substitute Awards will not reduce the number of shares of common stock authorized for issuance under the 2024 Plan. The exercise price of a Substitute Award may be less than the fair market value of the underlying shares of common stock on the date of grant if the exercise price is based on a formula contained in the original option agreement or the purchase or merger agreement. In addition, if the entity acquired by the Company or any of its subsidiaries or with which the Company or any of its subsidiaries merges or combines has shares available under a pre-existing plan approved by its stockholders, the Company may grant awards to individuals who were employees, directors, consultants or advisors of the other entity under such other entity's pre-existing plan and such grants of awards will not reduce the amount of shares of common stock available for issuance under the 2024 Plan.

Award Limitations

- **Minimum Vesting Requirement.** Awards granted under the 2024 Plan will be subject to a minimum vesting period of one year from the date of grant. Notwithstanding the foregoing, (i) such minimum vesting provision will shall not apply to the accelerated vesting of an Award in the event of a participant's death, disability, retirement or the occurrence of a change in control of the Company, and (ii) the Administrator may grant Awards covering 5% or fewer of the total number of shares of common stock authorized for issuance under the 2024 Plan without regard to the above-described minimum vesting requirements. In addition, with respect to Awards made to non-employee directors, the vesting of such Awards will be deemed to satisfy the one-year minimum vesting requirement to the extent that the Awards vest no sooner than the earlier of the one-year anniversary of the date of grant and the next regular annual meeting of the Company's stockholders that is at least 50 weeks after the immediately preceding year's annual meeting.

- **Limit on Non-Employee Director Compensation:** The aggregate dollar value of equity-based (based on the grant date fair value of equity-based Awards) and cash compensation granted under the 2024 Plan or otherwise during any fiscal to any one non-employee director of the Company or its subsidiaries will not exceed $1,000,000, with up to $1,500,000 to be permitted for a non-employee director in the fiscal year he or she first joins the Board or the board of directors of a subsidiary or is designated as chairman or lead director of the Board or of the board of directors of a subsidiary;

- **Limit on Incentive Stock Options:** The aggregate number of shares of common stock that may be issued pursuant to the exercise of incentive stock options granted under the 2024 Plan may not exceed 18,900,000; and

- **Term Limit:** Awards may not be granted under the 2024 Plan after December 12, 2033.

Transferability Restrictions

Except as otherwise permitted by the Administrator, participants generally may not sell, transfer, pledge, assign or otherwise alienate or hypothecate Awards granted under the 2024 Plan other than by will or the laws of descent and distribution, and each option and SAR is generally exercisable only by a participant during his or her lifetime, and thereafter by the legal representative of the Participant's estate or the individual to whom such Award was transferred by the participant's will or the laws of descent and distribution.

Change in Capitalization

The Administrator has discretion to adjust the number and kind of shares available for issuance under the 2024 Plan in the event of a reorganization, reclassification, combination or exchange of shares, repurchase of shares, stock split, reverse stock split, spin-off, dividend or other distribution of securities, property or cash (other than regular, quarterly cash dividends), or any other event or transaction that affects the number or kind of shares of the Company outstanding. The Administrator may also adjust the exercise price, number or kind of shares subject to individual Awards and other terms to reflect the foregoing events.

In the event of a change in capitalization caused by a change of control, merger, consolidation or otherwise, the Administrator has discretion to determine the appropriate adjustment, if any, to be effected with respect to any outstanding Awards. For example, the Administrator has discretion to (i) provide for the assumption or substitution of such Awards by the successor or surviving company, or a parent or subsidiary thereof, (ii) provide for the adjustment to the number and type of shares (or other security or property) subject to such Award and the terms and conditions thereof (including any exercise price); (iii) accelerate the vesting of, or termination of any restrictions on, outstanding Awards, (iv) provide for cancellation of accelerated Awards that are not exercised within a time period prescribed by the Administrator or (v) provide for the cancellation of any such Awards in exchange for an amount of cash and/or other property with a value equal to the amount that would have been attained upon the exercise of such Award or realization of the participant's rights (and, for the avoidance of doubt, if as of the date of the occurrence of such transaction or event, the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the participant's rights, then such Award may be terminated by the Company without payment).

No fractional shares will be issued in connection with a change in capitalization. Instead, the number of shares of common stock subject to an Award will be rounded down to the next lowest whole share.

Clawback and Recoupment

Awards granted under the 2024 Plan will be subject to recoupment in accordance with the Company's clawback policy. In addition, the Administrator may impose such other clawback, recovery or recoupment provisions in an Award agreement as the Administrator determines necessary or appropriate, including a reacquisition right in respect of previously issued shares, the proceeds received from any sale of such shares, or any other cash or property upon the occurrence of misconduct.

Amendment or Termination of the 2024 Plan

The Board or Compensation Committee may amend, alter or discontinue the 2024 Plan, and the Administrator may amend or alter any Award agreement. However, other than in connection with a change in the Company's capitalization, no amendment may be made without stockholder approval if such amendment would:

- increase the maximum number of shares of common stock for which Awards may be granted under the 2024 Plan;

- reduce the exercise price of outstanding options or take any other action that is treated as re-pricing under generally accepted accounting principles or, at any time when the exercise price of an option is above the market value of a share of Company common stock, cancel, exchange, buyout or surrender outstanding options in exchange for cash, other awards or options or stock appreciation rights with an exercise price that is less than the exercise price of the original options;

- extend the term of the 2024 Plan;

- change the class of persons eligible to be participants in the 2024 Plan;

- otherwise amend the 2024 Plan in any way that would require stockholder approval by law or under the New York Stock Exchange listing requirements; or

- increase the compensation limitations for non-employee directors described in "*Award Limitations*".

U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences to the Company and to recipients of Awards under the 2024 Plan. The summary is based on the United States Internal Revenue Code of 1986, as amended (*the "Code"*) and the U.S. Department of

Treasury regulations promulgated under the Code in effect as of the date of this proxy statement, all of which are subject to change with retroactive effect. The summary is not intended to be a complete analysis or discussion of all potential tax consequences that may be important to recipients of Awards under the 2024 Plan. The laws governing the tax aspects of these awards are highly technical, and such laws are subject to change. Different tax rules may apply to specific participants and transactions under the 2024 Plan, particularly in jurisdictions outside the United States. As such, we recommend that all participants consult their own tax advisor concerning the tax implications of Awards granted under the 2024 Plan.

Nonqualified Stock Options and Stock Appreciation Rights

The recipient will not recognize any taxable income at the time a nonqualified stock option or an SAR is granted nor will the Company be entitled to a deduction at that time. When a nonqualified option is exercised, the optionee generally will recognize ordinary income (whether the option price is paid in cash or by delivery or surrender of shares of common stock), in an amount equal to the excess of the fair market value of the shares to which the option exercise pertains over the option exercise price. When an SAR is exercised, the holder will recognize ordinary income equal to (i) the excess of the sum of (a) the gross cash proceeds payable and (b) the fair market value on the exercise date of any shares received over (ii) the SAR exercise price. The Company will be entitled to a corresponding deduction with respect to a nonqualified stock option or SAR equal to the ordinary income recognized by the optionee or holder of the SAR, provided that the deduction is not disallowed by Section 162(m) or otherwise limited by the Code.

Incentive Stock Options ("ISOs")

A recipient will not recognize any taxable income at the time an ISO is granted or recognize ordinary taxable income at the time the ISO is exercised. However, the excess of the fair market value of the shares at the time of exercise over the option exercise price will be a preference item that could create an alternative minimum tax liability for the optionee. Such alternative minimum tax may be payable even though the optionee receives no cash upon the exercise of the ISO with which to pay such tax. If the optionee disposes of the shares acquired on exercise of an ISO after the later of two years after the grant of the ISO and one year after exercise of the ISO, the gain recognized by the optionee (i.e., the excess of the proceeds received over the option exercise price), if any, will be long-term capital gain eligible for favorable tax rates under the Code. Conversely, if the optionee disposes of the shares within two years of the grant of the ISO or within one year of exercise of the ISO, the disposition will generally be a "disqualifying disposition," and the optionee will recognize ordinary income in the year of the disqualifying disposition equal to the lesser of (i) the excess of the fair market value of the stock on the date of exercise over the option exercise price and (ii) the excess of the amount received upon such disposition of the shares over the option exercise price. The balance of the gain or loss, if any, will be long-term or short-term capital gain, depending on how long the shares were held. The Company is not entitled to a deduction as the result of the grant or exercise of an ISO. However, if the optionee recognizes ordinary income as a result of a disqualifying disposition, the Company will be entitled to a corresponding deduction equal to the amount of ordinary income recognized by the optionee, provided that the deduction is not disallowed by Section 162(m) or otherwise limited by the Code.

Restricted Stock

A participant will not recognize taxable income upon the grant of restricted stock. If the participant makes an election under Section 83(b) of the Code within 30 days after receiving the shares of restricted stock, however, he or she will recognize ordinary income in the year of receipt in an amount equal to the excess of the fair market value of such shares (determined without regard to the restrictions imposed by the 2024 Plan) at the time of transfer over any amount paid by the participant therefor. Then, upon the sale of such stock, the difference between the fair market value at the time of transfer and the net proceeds of sale will generally be taxed as capital gain or loss (long-term or short-term, depending on the holding period). If a participant makes a Section 83(b) election with respect to shares of common stock that are subsequently forfeited, he or she will not be entitled to deduct any amount previously included in taxable income by reason of such election. If a participant does not make a Section 83(b) election, the participant will recognize ordinary income in the year or years in which the Award of restricted stock vests and the restrictions imposed by the 2024 Plan on the Award terminate, in an amount equal to the excess, if any, of the fair market value of such shares on the date the restrictions expire or are removed over any amount paid by the participant. If a Section 83(b) election has not been made, any dividends accrued with respect to shares of common stock subject to restrictions will be treated as additional compensation income and not as dividend income.

Restricted Stock Units

A participant generally will not recognize taxable income upon the grant of an Award of restricted stock units. Unless the participant has made a deferral election that satisfies the requirements of Section 409A (as defined and described below), the participant will recognize ordinary income in the year or years in which the restricted stock units vest and settle in an amount equal to (i) the fair market value of the shares of common stock on the date of issuance or (ii) the cash received in settlement of the Award. If a valid deferral election has been made, the participant will recognize ordinary income in the subsequent year the restricted stock unit is paid to him, in an amount equal to (a) the fair market value of the shares of common stock on the date of issuance or (ii) the cash received in settlement of the Award.

Incentive Bonuses

A participant generally will not recognize taxable income upon the grant of an Award of an incentive bonus. The participant will recognize ordinary income in the year of settlement in an amount equal to the cash received and the fair market value of any shares of common stock received.

Withholding Taxes

Generally, the Company will be required to withhold applicable taxes with respect to any ordinary income recognized by a participant in connection with Awards granted under the 2024 Plan. The Administrator may permit a participant to pay withholding taxes through the mandatory or elective sale of shares of common stock, by electing to have the Company withhold a portion of the shares or cash that would otherwise be issued upon exercise of an option or SAR or the settlement of an Award, by tendering shares already owned by the participant or by such other means as the Administrator deems appropriate.

Section 409A

Certain types of Awards under the 2024 Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code (*"Section 409A"*). Unless certain requirements set forth in Section 409A are complied with, holders of such Awards could be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and be subject to an additional 20% penalty tax (and, potentially, certain interest penalties). The Company will have no liability to a participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A is not so exempt or compliant.

Deductibility of Executive Compensation and Impact of Section 280G

The Company will generally be entitled to a tax deduction corresponding in amount and time to the participant's recognition of ordinary income in the circumstances described above, provided, among other things, that such deduction meets the test of reasonableness and is an ordinary and necessary business expense. However, Section 162(m) of the Code limits the deductibility for federal income tax purposes of certain compensation paid to any "covered employee" in excess of $1 million. For purposes of Section 162(m) of the Code, the term "covered employee" includes any individual who serves as chief executive officer, chief financial officer or one of the other three most highly compensated executive officers for 2017 or any subsequent calendar year. It is expected that compensation deductions for any covered employee with respect to awards under the 2024 Plan will be subject to the $1 million annual deduction limitation.

Additionally, in connection with a change in control of the Company, and depending upon the terms and conditions of Awards granted under the 2024 Plan and upon the individual circumstances of the participants, certain amounts with respect to Awards granted under the 2024 Plan may constitute "excess parachute payments" under the "golden parachute" provisions of Section 280G of the Code. Under these provisions, a participant will be subject to a 20% excise tax on any "excess parachute payment" and the Company will be denied any deduction with respect to such payment.

New Plan Benefits

The benefits or amounts that will be awarded or paid in the future under the 2024 Plan are not currently determinable, as such Awards are within the discretion of the Compensation Committee, and the Compensation Committee has not determined future Awards or who might receive them.

Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes our equity compensation plans as of September 30, 2023 (i.e., the below does not take into account the proposed 2024 Plan):

Plan Category	(a) Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by stockholders	4,576,588[1]	$23.86[2]	6,983,171[3]
Equity compensation plans not approved by stockholders	—	n/a	—
Total	4,576,588	$23.86	6,983,171

(1) Amount includes outstanding stock option and restricted stock unit awards. The number of outstanding performance-based restricted stock unit awards is based on the target number of units granted.

(2) Amount reflects the weighted average exercise price with respect to outstanding stock options and does not take into account outstanding restricted stock units, which do not have an exercise price.

(3) Amount includes 2,406,583 shares reserved for issuance under the Company's Employee Stock Purchase Plan. Under the Employee Stock Purchase Plan, employees purchased 143,960 shares of common stock in fiscal 2023.

Securities Registration

We intend to register the shares of common stock available for issuance under the 2024 Plan under a Registration Statement on Form S-8 to be filed with the SEC following approval of the 2024 Plan by our stockholders.

 **The Board of Directors Unanimously Recommends that Stockholders Vote "FOR" Approval of the D.R. Horton, Inc. 2024 Stock Incentive Plan.**

Independent Registered Public Accountants

Ernst & Young LLP has been engaged by the Audit Committee to serve through our fiscal year ending September 30, 2024. A representative of Ernst & Young LLP will be present in person or by conference call at the 2024 Annual Meeting and will have an opportunity to make a statement and to respond to appropriate questions from stockholders.

Audit Fees and All Other Fees

The following table shows the fees paid or accrued by the Company for the audit and other services provided by Ernst & Young LLP for the last two fiscal years.

	Fiscal Year Ended September 30,	
Fees	2023	2022[4]
Audit fees[1]	$2,987,363	$3,081,088
Audit-related fees	—	—
Tax fees[2]	6,440	6,440
All other fees	—	—
Total[3]	$2,993,803	$3,087,528

(1) Includes audit fees of $815,111 and $817,966 incurred by Forestar Group Inc. in fiscal 2023 and 2022, respectively, for which Ernst & Young LLP also serves as the independent registered public accounting firm.

(2) Tax fees are related to tax compliance services for the preparation of partnership tax returns.

(3) The amounts listed above were approved by the Audit Committee, and therefore, none were approved based on waiver of pre-approval under Rule 2-01(c)(7)(i)(C) of Regulation S-X.

(4) The amounts shown for fiscal 2022 have been revised to reflect additional fees paid for audit services.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services

The Audit Committee has responsibility for appointing, approving fees and overseeing the work of the independent auditor. In recognition of this responsibility, the Audit Committee has established a policy to pre-approve audit and permissible non-audit services provided by the independent auditor.

In connection with the engagement of the independent auditor for fiscal 2024, the Audit Committee pre-approved the services listed below by category of service, including the pre-approval of fee limits. The Audit Committee's pre-approval process by category of service also includes a review of specific services to be performed and fees expected to be incurred within each category of service. The term of any pre-approval is 12 months from the date of the pre-approval, unless the Audit Committee specifically provides for a different period. During fiscal 2024, circumstances may arise when it may become necessary to engage the independent auditor for additional services not contemplated in the original pre-approval. In those instances, the Audit Committee requires separate pre-approval before engaging the independent auditor.

The services pre-approved by the Audit Committee, which may be performed by the independent auditor during fiscal 2024, include the following:

Audit Services include audit work performed related to the Company's financial statements (including quarterly reviews), as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, statutory audits, and attest services and consultation regarding financial accounting and/or reporting standards.

Audit-Related Services are for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

Tax Services include all services performed by the independent auditor's tax personnel except those services specifically related to the audit of the financial statements, and include fees in the areas of tax compliance, tax planning, and tax advice.

All Other Fees are those associated with permitted services not included in the other categories.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member or members to whom such authority is delegated shall report any pre-approval decisions to the Audit Committee at its next scheduled meeting. The Audit Committee may not otherwise delegate its responsibilities to pre-approve services performed by the independent auditor to management.

Audit Committee Report

The Audit Committee has reviewed and discussed with management D.R. Horton's audited consolidated financial statements for the fiscal year ended September 30, 2023. Further, the Audit Committee has discussed with D.R. Horton's independent auditor the matters required to be discussed by applicable requirements of the Public Company Accounting Oversight Board and SEC, including D.R. Horton's audited consolidated financial statements for the fiscal year ended September 30, 2023, the auditor's responsibility under generally accepted auditing standards, significant accounting policies, management's judgments and accounting estimates, any audit adjustments, other information in documents containing audited financial statements and other matters. Finally, the Audit Committee has received and reviewed the written disclosures and the letter from the independent auditor required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence, and has discussed the auditor's independence with the auditor.

Based on its review and discussion described above, the Audit Committee has recommended to the Board of Directors that the audited consolidated financial statements for fiscal 2023 be included in D.R. Horton's Annual Report on Form 10-K for the fiscal year ended September 30, 2023. Further, the Audit Committee approved the engagement of Ernst & Young LLP as D.R. Horton's independent auditor for the fiscal year ending September 30, 2024.

Audit Committee:
Maribess L. Miller, Committee Chair
Brad S. Anderson
Benjamin S. Carson, Sr.

Proposal Five – Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has appointed Ernst & Young LLP as our independent registered public accounting firm to audit our consolidated financial statements for our fiscal year ending September 30, 2024. During fiscal 2023, Ernst & Young LLP served as our independent registered public accounting firm and also provided certain tax services, as further discussed above under the heading *"Audit Fees and All Other Fees"* on page 64. A representative of Ernst & Young LLP is expected to be present in person or by conference call at the 2024 Annual Meeting, and to be available to respond to appropriate questions and, if he or she desires, make a statement.

Although we are not required to do so, we are seeking stockholder ratification of Ernst & Young LLP's appointment as our independent registered public accounting firm. If Ernst & Young LLP's appointment is not ratified, the Audit Committee will reconsider whether to retain Ernst & Young LLP, but still may retain them. Even if the appointment of Ernst & Young LLP is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in our and our stockholders' best interests.

 **The Board of Directors Unanimously Recommends that Stockholders Vote "FOR" the Ratification of the Appointment of Ernst & Young LLP as our Independent Registered Public Accounting Firm for our Fiscal Year Ending September 30, 2024.**

Beneficial Ownership of Common Stock

Management

The following table shows the beneficial ownership of the common stock of D.R. Horton as of November 30, 2023 by (i) each director, (ii) each named executive officer, and (iii) all directors and executive officers as a group. Unless stated otherwise, the shares are owned directly and the named beneficial owners possess sole voting and investment power with respect to the shares set forth in the table. The address for each beneficial owner in the table below is c/o D.R. Horton, Inc., 1341 Horton Circle, Arlington, Texas 76011.

Name of Beneficial Owner	Amount and Nature of Common Stock Beneficially Owned[1]	
	Number of Shares Beneficially Owned	Percent of Class[2]
Donald R. Horton†	4,288,247[3]	*
Barbara K. Allen	7,398	*
Brad S. Anderson	41,956	*
David V. Auld†	820,157[4]	*
Michael R. Buchanan	2,688[5]	*
Benjamin S. Carson, Sr.	4,808	*
Maribess L. Miller	17,473	*
Michael J. Murray†	283,594[6]	*
Paul J. Romanowski†	86,694	*
Bill W. Wheat†	253,415	*
All directors and executive officers as a group (10 persons)	5,806,430	1.74%

*   Less than 1%.

†   A named executive officer for our fiscal year ended September 30, 2023.

(1) Beneficial ownership includes the following restricted stock units that vest on or within 60 days after November 30, 2023: Ms. Allen: 1,748; Mr. Anderson: 1,748; Mr. Buchanan: 1,748; Dr. Carson: 1,748 and Ms. Miller: 1,748.

For all directors and executive officers as a group, these restricted stock units represent an aggregate of 8,740 shares.

(2) The percentages are calculated based on 332,999,691 outstanding shares on November 30, 2023. For each person, separately, his or her percentage was calculated by including his or her restricted stock units set forth in note (1) in both the numerator and denominator, and for the group, the percentage was calculated by including the 8,740 restricted stock units set forth in note (1) in both the numerator and denominator.

(3) These shares are indirectly beneficially owned by Mr. Horton and are held by The Horton Family Revocable Trust in which Mr. Horton and his wife are the trustees and beneficiaries.

(4) These shares do not include 211,200 shares held in trusts for the benefit of Mr. Auld's adult children.

(5) These shares do not include 8,136 shares held in trust by Mr. Buchanan's wife.

(6) These shares do not include 29,057 shares held in a Foundation controlled by Mr. Murray and members of his immediate family.

Certain Other Beneficial Owners

Based on Schedule 13G filings under the Exchange Act, available as of November 30, 2023, the only known beneficial owners of more than 5% of D.R. Horton's outstanding common stock were the following.

	Shares Beneficially Owned	
Name and Address of Beneficial Owner	Number	Percent[8]
The Vanguard Group[1] 100 Vanguard Blvd. Malvern, Pennsylvania 19355	34,846,932	10.46%
Horton Family Limited Partnership and Affiliates[2] 1501 Alta Drive Fort Worth, Texas 76107	23,371,769	7.02%
Donald Ryan Horton[3] 1501 Alta Drive Fort Worth, Texas 76107	4,169,351	1.25%
Douglas Reagan Horton[4] 1501 Alta Drive Fort Worth, Texas 76107	4,139,376	1.25%
Capital Research Global Investors[5] 333 South Hope Street, 55th Floor Los Angeles, California 90071	30,592,657	9.19%
BlackRock, Inc.[6] 55 East 52nd Street New York, New York 10055	25,622,815	7.69%
Capital World Investors[7] 333 South Hope Street, 55th Floor Los Angeles, California 90071	19,674,108	5.91%

(1) Based solely upon information contained in the most recently filed Schedule 13G/A of The Vanguard Group, filed with the SEC on February 9, 2023. According to this Schedule 13G/A, The Vanguard Group reported the following beneficial ownership in shares of the Company's common stock: sole voting power 0 shares; shared voting power 440,580 shares; sole dispositive power 33,586,089 shares and shared dispositive power 1,260,843 shares.

(2) Based upon information contained in the most recently filed Schedule 13G/A with the SEC on February 14, 2023 and Form 4 filed with the SEC on August 15, 2023, reporting the following beneficial ownership in the Company's common stock: (i) Horton Family Limited Partnership and Horton Family GP, L.L.C.: sole voting power 0 shares; shared voting power 19,435,892 shares; sole dispositive power 0 shares and shared dispositive power 19,435,892 shares and (ii) Horton Family Limited Partnership II and Double R GP, L.L.C.: sole voting power 0 shares; shared voting power 3,935,877 shares; sole dispositive power 0 shares and shared dispositive power 3,935,877 shares.

(3) Based upon information contained in the most recently filed Schedule 13G/A with the SEC on February 14, 2023 and Form 4 filed with the SEC on August 15, 2023, Donald Ryan Horton reported sole voting power and sole dispositive power over 4,169,351 shares. Donald Ryan also has shared voting power and shared dispositive power over 26,239,758 shares. The 23,371,769 shares listed in footnote 2 are included in the 26,239,758 shares in this footnote and the 26,239,758 shares in footnote 4. If the 26,239,758 shares are included in Donald Ryan's beneficial ownership, his shares beneficially owned would be 30,409,109 shares or 9.13%.

(4) Based upon information contained in the most recently filed Schedule 13G/A with the SEC on February 14, 2023 and Form 4 filed with the SEC on August 15, 2023, Douglas Reagan Horton reported sole voting power and sole dispositive power over 4,139,376 shares. Douglas Reagan also has shared voting power and shared dispositive power over 26,239,758 shares. The 23,371,769 shares listed in footnote 2 are included in the 26,239,758 shares in this footnote and included in the 26,239,758 shares in footnote 3. If the 26,239,758 shares are included in Douglas Reagan's beneficial ownership, his shares beneficially owned would be 30,379,134 shares or 9.13%.

(5) Based solely upon information contained in the most recently filed Schedule 13G of Capital Research Global Investors, filed with the SEC on February 13, 2023. According to this Schedule 13G, Capital Research Global Investors reported the following beneficial ownership in shares of the Company's common stock: sole voting power 30,591,499 shares; shared voting power 0 shares; sole dispositive power 30,592,657 shares and shared dispositive power 0 shares.

(6) Based solely upon information contained in the most recently filed Schedule 13G/A of BlackRock, Inc., filed with the SEC on January 31, 2023. According to this Schedule 13G/A, BlackRock, Inc. reported the following beneficial ownership in the Company's common stock: sole voting power 23,500,778 shares; shared voting power 0 shares; sole dispositive power 25,622,815 shares and shared dispositive power 0 shares.

(7) Based solely upon information contained in the most recently filed Schedule 13G/A of Capital World Investors, filed with the SEC on October 10, 2023. According to this Schedule 13G/A, Capital World Investors reported the following beneficial ownership in shares of the Company's common stock: sole voting power 19,664,939 shares; shared voting power 0 shares; sole dispositive power 19,674,108 shares and shared dispositive power 0 shares.

(8) The percentages are calculated based on 332,999,691 outstanding shares at November 30, 2023.

Certain Relationships and Related Person Transactions

We have a Related Party Transaction Policy to govern the Company's practices related to reviewing and approving Related Party Transactions. Our Related Party Transaction Policy is available on our website at *investor.drhorton.com* under the *Policy & ESG Documents* link within the ESG section. The SEC requires the Company to disclose Related Party Transactions in its proxy statement.

Related Party Transactions and Related Parties. Our Related Party Transaction Policy provides that Related Party Transactions will be reviewed for consideration of approval or ratification by our Nominating and Governance Committee of the Board ("Governance Committee"), which is composed of independent directors of the Board. If a member of the Nominating and Governance Committee has an interest in a Related Party Transaction, he or she will abstain in voting on such transaction. Related Party Transactions occur when any Related Party has a direct or indirect material interest in a transaction with the Company exceeding $120,000. A Related Party includes:

- any of our Directors or executive officers;
- any 5% or more beneficial stockholder of the Company;
- any immediate family member of such persons; and
- any entity controlled by such persons.

"**Immediate family member**" means a child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such director, executive officer, nominee for director or beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee for director or beneficial owner. A Related Party also includes anyone who was a director (or director nominee), executive officer, or immediate family member of the forgoing at any time since the beginning of the Company's last fiscal year.

Procedures for Review of Related Party Transactions. All Related Party Transactions subject to the Related Party Transaction Policy will be reviewed in accordance with the Related Party Transaction Policy to determine if approval or ratification is appropriate.

- **Notification to the Company**. A Related Party shall inform a designated compliance person of any potential Related Party Transaction.
- **Information Regarding the Related Party Transaction**. A designated compliance person shall be provided the following information:
  - the Related Party's relationship to the Company and such person's interest in the Related Party Transaction;
  - approximate dollar value of the Related Party Transaction;
  - material terms of the Related Party Transaction; and
  - benefits to the Company of the Related Party Transaction.

Determination of Related Party Transaction and Submission to the Governance Committee. A designated compliance person shall determine if the proposed transaction is a Related Party Transaction under the Related Party Transaction Policy. If it is, the Related Party Transaction shall be submitted to the Governance Committee for review and consideration of approval or ratification as set forth in the Related Party Transaction Policy.

Governance Committee Considerations. The applicable compliance person will submit potential Related Party Transactions to the Governance Committee for approval or ratification. Our Governance Committee shall take into consideration the following items:

- whether the Company and the Governance Committee reasonably believe the Related Party Transaction is in the best interest of the Company and its stockholders at the time of review, taking into account the facts and circumstances of the Related Party Transaction;
- whether the Company has business reasons to enter into the Related Party Transaction; and
- applicable requirements under the rules, regulations, listing standards or statues of the SEC, NYSE and Delaware General Corporation Law Section 144.

Approval or Disapproval of Related Party Transactions. A Related Party Transaction requires an approval or ratification by a majority vote of disinterested members of the Governance Committee (or Board, if applicable) where a quorum is present or by unanimous written consent of the Governance Committee, if applicable. If the Related Party Transaction is approved or ratified by the Governance Committee, the Company may proceed in accordance with the Related Party Transaction's terms, conditions, schedule and practices. If the approved or ratified Related Party Transaction involves one or more phases or installments, a series of transactional steps or if it is of an ongoing nature, no further approval is required for each subsequent phase or installment, series of transactional steps or ongoing dealings, provided that the terms or conditions have not materially changed from those previously approved by the Governance Committee. If the terms or conditions impacting a Related Party Transaction have materially changed, the Governance Committee shall review the new material changes to the terms or conditions for approval or ratification.

If a Related Party Transaction is entered into by the Company without any prior review or approval required by the Related Party Transaction Policy, the transaction shall not be deemed to violate the Related Party Transaction Policy or be deemed to be void, invalid or unenforceable, provided that such Related Party Transaction is submitted to the Governance Committee for review as promptly as reasonably practicable after it is entered into or after it becomes reasonably apparent that such transaction is covered by the Policy. The Governance Committee may consider all alternatives including approving, ratifying, terminating or amending such Related Party Transaction.

Other Related Party Transactions – Delegation to Executive Officers. Authority to approve or ratify the following transactions has been delegated to any Executive Officer of the Company who is disinterested in the transaction. If any of the following transactions approved or ratified by an Executive Officer exceeds $120,000 and involves a Related Party, the Company will comply with Item 404 of Regulation S-K and disclose such transaction in the Company's proxy statement.

- **Home Purchase**. Home purchases or construction services with the Company under the Company's home purchase program, which is available to all employees of the Company. Actual pricing is determined in each local market where the home is located and is determined based on the market conditions and other facts and circumstances related to the transaction by the Company's manager overseeing the project.

- **Employment**. Employment by the Company of an Executive Officer or any "immediate family member" who is a Related Party.

- **Other Transactions**. Transactions or services involving the Company and a Related Party that are valued at $120,000 or less, provided that if the Related Party is an independent director such transaction or services would not impair the independence of the director.

Related Party Transactions – Land Transactions

The Company's homebuilding operations require significant investment in land and lots each year. During fiscal 2023, the Company purchased $5.4 billion of land and finished lots. At September 30, 2023, the remaining purchase price of lots controlled through land and lot purchase contracts was $21.1 billion. The Company routinely enters into contracts to purchase land or developed residential lots at predetermined prices on a defined schedule commensurate with planned development or anticipated housing demand. During the due diligence period prior to purchasing undeveloped land, the Company determines if the land has received, or will likely soon receive, all significant entitlements or approvals for the land to be used as residential lots for home construction. The Company does not generally purchase undeveloped land without these entitlements or approvals in place or soon to be in place.

The Company also evaluates the expected financial performance of a planned development project during the due diligence period prior to the purchase of the land to determine whether it meets the Company's investment criteria. The projected financial performance of the development project must meet minimum thresholds for profitability, return on investment and recovery of the Company's initial cash investment in land and development costs.

The Company routinely utilizes third-party lot developers and land bankers as part of its land purchasing strategies to allow the Company to retain control of land parcels that have not received all significant entitlements or are too large to meet the Company's investment criteria if purchased in whole. The Company typically assigns, in part or whole, its land purchase contracts to its third-party developers and land bankers, who then purchase the land from the original land seller. The Company enters into a purchase contract with the developer or land banker to purchase the land or lots after the necessary entitlements have been obtained, or are likely soon to be obtained, at predetermined pricing and timing that allow the development project to meet the Company's investment criteria. Generally, terms of a land purchase contract involving a land seller or land banker depend on the location of the land, size of the parcel, status of entitlements, duration of the due diligence period, term of the contract, willingness of a land banker to commit investment capital to buy and hold large parcels of unentitled land, and the availability of a land banker with capital capacity.

The Company has a strategic relationship with Ryan Horton and Reagan Horton and entities controlled by them (collectively, referred to herein as "R&R") where R&R has served as a land seller and a land banker to the Company. Ryan and Reagan Horton are the adult sons of Donald R. Horton, the Company's Chairman, and Martha Elizabeth Horton. Donald R. Horton and Martha Elizabeth Horton are referred to herein as the "Hortons." The relationship between the Company and R&R provides an advantage to the Company compared to other relationships with third-party land sellers, lot developers and land bankers. R&R has the capital capacity and has demonstrated the willingness and ability to purchase and hold large tracts of unentitled land or land that does not currently meet the Company's investment criteria, to a greater extent than many of the Company's other relationships with third-party land sellers, land developers and land bankers. The Company typically enters into a contract with R&R to purchase the land in phases on a defined future schedule after the land has been entitled and on terms that meet the Company's investment criteria.

The following Related Party Transactions between the Company and R&R involve land purchase contracts for the purchase of land by the Company to be used primarily in the Company's homebuilding business. Each of these Related Party Transactions was approved by the Governance Committee, composed of disinterested and independent directors of the Board, in accordance with our Related Party Transaction Policy.

The land contract dates, acreage, purchase prices, purchases in fiscal 2023 and fiscal 2024 (to date) and remaining acres to be purchased in each transaction are summarized below.

Project Name	Approval Date	Location	Total Contract Amounts		Fiscal 2023 and Fiscal 2024 Purchases		Remaining to be Purchased	
			Number of Acres	Land Purchase Price	Number of Acres	Purchase Price	Number of Acres	Purchase Price
Silverthorne[1]*	December 2021	Conroe, TX	1,127	$40,018,000	—	—	1,127	$40,018,000
Prairie Lakes[2]	October 2021	Kyle, TX	612	$ 6,605,000	—	—	612	$ 6,605,000
Lone Star at Liberty Trails[3]*	October 2022	Fort Worth, TX	495	$31,190,000	—	—	341	$19,917,000
Breckenridge Forest East[4]*	April 2023	Spring, TX	181	$23,657,000	181	$23,657,000	—	—
Frontier Pointe[5]*	April 2023	Princeton, TX	95	$ 7,964,000	95	$ 7,964,000	—	—
Legends Ranch[6]*	April 2023	Denton, TX	389	$23,299,000	—	—	389	$23,299,000
Tamarron[7]*	October 2023	Fulshear, TX	245	$24,696,000	—	—	245	$24,696,000
Crossmill[8]*	December 2023	Princeton, TX	310	$21,749,000	—	—	310	$21,749,000

(1) *Silverthorne—Conroe, TX.* In December 2021, the Company assigned its contractual rights to purchase 1,127 acres of unentitled land in Conroe, Texas to R&R. R&R then purchased the land from a third-party land seller for $40.0 million, as provided in the terms of the assigned contract. The Company simultaneously entered into a contract with R&R whereby the Company has the right to purchase the land from R&R for $40.0 million plus a fee of approximately 14.81% annually on the remaining purchase price of the land. The Company has the right to buy the land in installments or phases over a four year period.

(2) *Prairie Lakes—Kyle, TX.* In October 2021, the Company assigned its contractual rights to purchase 612 acres of unentitled land in Kyle, Texas to R&R. R&R then purchased the land from a third-party land seller for $6.6 million, as provided in the terms of the assigned contract. The Company simultaneously entered into a contract with R&R whereby the Company has the right to purchase the land from R&R for $6.6 million plus a fee of approximately 12% annually on the remaining purchase price of the land. The Company has the right to buy the land in installments or phases over a four year period.

(3) *Lone Star at Liberty Trails—Fort Worth, TX.* In October 2022, the Company assigned its contractual rights to purchase 495 acres of unentitled land in Fort Worth, Texas to R&R. R&R then purchased the land from two third-party land sellers for approximately $31.2 million, as provided in the terms of the assigned contracts. The Company simultaneously entered into a contract with R&R whereby the Company has the right to purchase the 495 acres from R&R for $31.2 million plus a fee of approximately 14.81% annually on the remaining purchase price of the land. The Company has the right to buy the land in installments or phases over a four year period. In December 2023, the Company assigned its contractual right to purchase 154 acres of the land to Forestar Group Inc., the Company's subsidiary, which is in the business of land and lot development. Forestar is expected to purchase the 154 acres from R&R and develop the land into residential lots for future purchase by the Company.

(4) *Breckenridge Forest East—Spring, TX.* In August 2021, the Company assigned its contractual rights to purchase 181 acres of unentitled land to R&R. R&R then purchased the land for approximately $18.9 million from a third-party land seller. In April 2023, the Company entered into a contract with R&R to purchase 181 acres of land owned by R&R for $ 23.7 million, which included a fee of approximately 14.81% annually on R&R's purchase price balance of the land from August 2021. The land was purchased by the Company in April 2023.

(5) *Frontier Pointe—Princeton, TX.* In May 2021, the Company assigned its contractual rights to purchase 95 acres of unentitled land to R&R. R&R then purchased the land for $5.4 million from a third-party land seller. In April 2023, the Company entered into a contract with R&R to purchase 95 acres of land for approximately $7.96 million, which included a fee of approximately 14.81% annually on R&R's purchase price balance of the land from May 2021. The land was purchased by the Company in April 2023.

(6) *Legends Ranch—Denton, TX.* In April 2023, the Company assigned its contractual rights to purchase 389 acres of unentitled land in Denton, Texas to R&R. R&R then purchased the land from a third-party land seller for approximately $23.3 million, as provided in the terms of the assigned contract. The Company simultaneously entered into a contract with R&R whereby the Company has the right to purchase the 389 acres from R&R for $23.3 million plus a fee of approximately 14.81% annually on the remaining purchase price of the land. The Company has the right to buy the land in installments or phases over a six year period.

(7) *Tamarron—Fulshear, TX.* In October 2023, the Company assigned its contractual rights to purchase 245 acres of unentitled land in Fulshear, Texas to R&R. R&R then purchased the land from a third-party land seller for approximately $24.7 million, as provided in the terms of the assigned contract. The Company simultaneously entered into a contract with R&R whereby the Company has the right to purchase the 245 acres from R&R for $24.7 million plus a fee of approximately 14.81% annually on the remaining purchase price of the land. The Company has the right to buy the land in installments or phases over a four year period.

(8) *Crossmill—Princeton, TX.* In December 2023, the Company assigned its contractual rights to purchase 310 acres of unentitled land in Princeton, Texas to R&R. R&R then purchased the land from a third-party land seller for approximately $21.7 million, as provided in the terms of the assigned contract. The Company simultaneously entered into a contract with R&R whereby the Company has the right to purchase the 310 acres from R&R for $21.7 million plus a fee of approximately 14.81% annually on the remaining purchase price of the land. The Company has the right to buy the land in installments or phases over a seven year period.

* The purchase of the land was financed by R&R from the Horton Family Limited Partnership II ("HFLP II"). R&R will pay HFLP II an annual financing fee of 1.35% on the outstanding balance. The Horton's are 99.9% limited partners in HFLP II and the general partner is controlled by R&R.

Other Land Transactions

In January 2023, the Company entered into a contract to purchase 17 acres of land for a purchase price of approximately $8.5 million from David V. Auld and his siblings for the purpose of multi-family residential development. This contract was approved in accordance with our Related Party Transaction Policy. In November 2023, the Company terminated this contract and is no longer under contract to purchase this land.

Other Related Party Transactions

Strategic Advisor. On October 31, 2023, the Company's Compensation Committee approved a strategic advisor fee for Donald R. Horton, the Company's non-executive Chairman of the Board. Effective September 30, 2023, Mr. Horton resigned as an executive officer of the Company and he continues to serve as the Company's Chairman and as a Strategic Advisor. The approved strategic advisor fee for fiscal 2024 consists of an annual cash fee of $3,875,000 and 95,435 restricted stock units with a dollar value of $11,625,000 as of the grant date with a three-year vesting period.

Employment. John Auld, adult son of David V. Auld, the Company's Executive Vice Chair, is employed by the Company as a Division President at the Orlando East Division. In fiscal 2023, John Auld earned cash compensation of $4,362,752 and equity compensation valued at $214,691. His compensation is consistent with the compensation provided to other employees of the same level with similar responsibilities. John Auld's employment complied with our Related Party Transaction Policy.

Employment. Laura Brown, sister of Michael J. Murray, the Company's Chief Operating Officer, is employed by the Company at its Corporate office. In fiscal 2023, Laura Brown earned cash compensation of $127,391 and equity compensation valued at $78,489. Her compensation is consistent with the compensation provided to other employees of the same level with similar responsibilities. Laura Brown's employment complied with our Related Party Transaction Policy.

General Information

Time, Place and Purposes of Meeting

Our 2024 Annual Meeting of Stockholders will be held on Wednesday, January 17, 2024, at 10:00 a.m. Central Time, at our corporate offices located at 1341 Horton Circle, Arlington, Texas. Each stockholder may appoint only one proxy holder or representative to attend the meeting on his or her behalf. If you require directions to our meeting, please call (817) 390-8200 and ask for our Investor Relations department. The purposes of the 2024 Annual Meeting are set forth in the Notice of Annual Meeting of Stockholders to which this Proxy Statement is attached.

Solicitation of Proxies

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of D.R. Horton. D.R. Horton expects that this Proxy Statement and the accompanying form of proxy will first be released to our stockholders of record on or about December 15, 2023. The cost of this solicitation will be paid by D.R. Horton. The solicitation of proxies will be made primarily by use of the mail. In addition, directors, officers and regular employees of D.R. Horton may make solicitations without special compensation by telephone, facsimile, e-mail or personal interview. They may request banks, brokers, fiduciaries and other persons holding stock in their names, or in the names of their nominees, to forward proxies and proxy materials to their principals and obtain authorization for the execution and return of such proxies to management. D.R. Horton will reimburse such banks, brokers and fiduciaries for their reasonable out-of-pocket expenses for this service. D.R. Horton has engaged Innisfree to act as D.R. Horton's proxy solicitor in connection with the proposals to be acted upon at the 2024 Annual Meeting. Pursuant to D.R. Horton's agreement with Innisfree, it will, among other things, provide advice regarding proxy solicitation issues and solicit proxies from D.R. Horton's stockholders on D.R. Horton's behalf in connection with the 2024 Annual Meeting. For these services, D.R. Horton will pay a fee estimated to be $30,000, plus expenses.

Revocation and Voting of Proxies

Stockholders may vote by marking, signing and dating each proxy card received and returning it in the prepaid envelope, by telephone or electronically through the Internet by following the instructions included on the enclosed proxy card or by casting votes in person at the meeting. The telephone and Internet voting procedures are designed to authenticate votes cast by use of a personal identification number. The procedures, which are designed to comply with Delaware law, allow stockholders to appoint a proxy to vote their shares and to confirm that their instructions have been properly recorded. Stockholders who hold shares in "street name" through a broker or other nominee may be able to vote by telephone or electronically through the Internet in accordance with the voting instructions provided by that institution.

Any proxy given may be revoked by a stockholder at any time before it is exercised by filing with D.R. Horton a notice in writing revoking it, by duly executing and returning a proxy bearing a later date or by voting by telephone or Internet. Proxies also may be revoked by any stockholder present at the 2024 Annual Meeting who expresses a desire to vote his or her shares in person. Subject to such revocation and except as otherwise stated herein or in the form of proxy, all proxies duly executed and received prior to or at the time of the 2024 Annual Meeting will be voted in accordance with the specifications of the proxies. If no specification is made, proxies will be voted as follows: (i) FOR each of the nominees for election of directors *(see Proposal One on page 6),* (ii) FOR the adoption of the advisory resolution on executive compensation *(see Proposal Two on page 23),* (iii) FOR an annual basis as the recommended frequency of future advisory votes on executive compensation *(see Proposal Three on page 24),* (iv) FOR the approval of the D.R. Horton, Inc. 2024 Stock Incentive Plan *(see Proposal Four on page 56)* and (v) FOR ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm *(see Proposal Five on page 66),* and at the discretion of the proxy holders on all other matters properly brought before the 2024 Annual Meeting or any adjournment or postponement thereof.

Outstanding Shares and Voting Rights

November 30, 2023 has been set as the record date for the purpose of determining stockholders entitled to notice of and to vote at the 2024 Annual Meeting. There were 332,999,691 shares of D.R. Horton's common stock, $.01 par value, issued and outstanding on the record date. On any matter submitted to a stockholder vote, each holder of common stock will be entitled to one vote, in person or by proxy, for each issued and outstanding share of common stock registered in his or her name on the books of D.R. Horton as of the record date. A list of such stockholders will be available for examination by any stockholder at the offices of D.R. Horton set forth above for at least ten days before the 2024 Annual Meeting. If you would like to view the stockholder list, please email Thomas B. Montaño, our Corporate Secretary, at tbmontano@drhorton.com.

Quorum Requirement

The D.R. Horton Bylaws provide that there will be a quorum if the holders of a majority of the issued and outstanding shares of common stock entitled to vote are present in person or represented by proxy. The aggregate number of votes entitled to be cast by all stockholders present in person or represented by proxy at the 2024 Annual Meeting, whether those stockholders vote for, against or abstain from voting on any matter, will be counted for purposes of determining whether a quorum exists. Broker non-votes, which are described below under *"Vote Required,"* will be considered present for purposes of determining whether a quorum exists.

Vote Required

NOTICE: Brokers and banks are not permitted to vote on certain non-routine proposals without instructions from the beneficial owner, as discussed in more detail below. Therefore, if your shares are held through a broker, bank or other nominee, your shares will not be voted on non-routine proposals unless you provide voting instructions to your broker or bank as described herein.

If your shares are held in a brokerage account or by a bank or other nominee, you are considered the "beneficial owner" of shares held in "street name." If a broker or bank holds your shares, you may have received this Proxy Statement directly from them, together with instructions as to how to direct the broker or bank to vote your shares. If you intend to have your vote counted, it is important that you return your voting instructions to your broker or bank. Under the rules of the New York Stock Exchange ("NYSE"), a broker or bank has the authority to vote on certain "routine" proposals without voting instructions from the beneficial owner. A "broker non-vote" occurs when the broker or bank is unable to vote on a "non-routine" proposal because it does not have discretionary authority and the beneficial owner has not provided voting instructions.

The following table reflects the vote required for each proposal and the effect of broker non-votes and abstentions on the vote, assuming a quorum is present at the meeting:

Proposal		Vote Required		Effect of Broker Non-Votes, if any, and Abstentions
(1)	Election of Directors	(1)	The number of shares voted "for" a director must exceed the number of shares voted "against" that director	(1) Broker non-votes have no effect Abstentions have no effect
(2)	Advisory vote on the approval of executive compensation	(2)	An affirmative vote of the holders of a majority of our common stock which has voting power present in person or represented by proxy and entitled to vote	(2) Broker non-votes have no effect Abstentions have the same effect as a vote against the proposal
(3)	Advisory vote on the frequency of future advisory votes on executive compensation	(3)	The frequency option receiving an affirmative vote of the majority of our common stock which has voting power present in person or represented by proxy and entitled to vote will be the option selected by the stockholders on this advisory vote. If none of the alternative receives a majority vote, then the frequency option receiving a plurality of the votes cast will be deemed the preferred option on this advisory vote	(3) Broker non-votes have no effect Abstentions will be counted toward the vote total but will not be counted as a vote in favor of any of the frequency options, and thus will have the effect of reducing the likelihood that any frequency receives a majority vote
(4)	Approval of the D.R. Horton, Inc. 2024 Stock Incentive Plan	(4)	An affirmative vote of the holders of a majority of our common stock which has voting power present in person or represented by proxy and entitled to vote	(4) Broker non-votes have no effect Abstentions have the same effect as a vote against the proposal
(5)	Ratification of Ernst & Young LLP as our independent registered public accounting firm	(5)	An affirmative vote of the holders of a majority of our common stock which has voting power present in person or represented by proxy and entitled to vote	(5) Broker non-votes have no effect Abstentions have the same effect as a vote against the proposal

Stockholders Sharing the Same Address

The broker, bank or other nominee of any stockholder who is a beneficial owner, but not the record holder, of the Company's common stock may deliver only one copy of this Proxy Statement and our Annual Report to multiple stockholders sharing an address, unless the broker, bank or nominee has received contrary instructions from one or more of the stockholders.

In addition, with respect to record holders, in some cases, only one copy of this Proxy Statement and our Annual Report will be delivered to multiple stockholders sharing an address, unless the Company has received contrary instructions from one or more of the stockholders. Upon written or oral request, the Company will deliver promptly free of charge a separate copy of this Proxy Statement and our Annual Report to a stockholder at a shared address to which a single copy was delivered. You can notify your broker, bank or other nominee (if you are not the record holder) or the Company (if you are the record holder) that you wish to receive a separate copy of our proxy statements and annual reports in the future, or alternatively, that you wish to receive a single copy of the materials instead of multiple copies. The Company's contact information for these purposes is: D.R. Horton, Inc., Attention: Jessica Hansen, Senior Vice President and Head of Investor Relations, 1341 Horton Circle, Arlington, Texas 76011, telephone number: (817) 390-8200 or e-mail: InvestorRelations@drhorton.com.

Future Stockholder Communications through the Internet

Stockholders may elect to receive future notices of meetings, proxy materials and annual reports electronically through the Internet. The consent of stockholders who have previously consented to electronic delivery will remain in effect until withdrawn. To consent to electronic delivery:

• stockholders whose shares are registered in their own name, and not in "street name" through a broker or other nominee, may simply log in to www.proxyvote.com, the Internet site maintained by Broadridge Financial Solutions, Inc. and follow the step-by-step instructions; and

• stockholders whose shares are registered in "street name" through a broker or other nominee must first vote their shares using the Internet at: www.proxyvote.com, the Internet site maintained by Broadridge Financial Solutions, Inc., and immediately after voting, fill out the consent form that appears on-screen at the end of the Internet voting procedure.

The consent to receive stockholder communications through the Internet may be withdrawn at any time to resume receiving stockholder communications in printed form.

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR
THE STOCKHOLDER MEETING TO BE HELD JANUARY 17, 2024**

The Notice, Proxy Statement and Annual Report on Form 10-K are available at
https://materials.proxyvote.com/23331A

Stockholder Proposals for 2025 Annual Meeting

Any stockholder who intends to present a proposal for action at D.R. Horton's 2025 Annual Meeting of Stockholders and to have D.R. Horton include such proposal in its proxy soliciting materials pursuant to Rule 14a-8 under the Exchange Act must deliver a copy of the proposal to the Corporate Secretary of D.R. Horton at 1341 Horton Circle, Arlington, Texas 76011 not later than the close of business on August 17, 2024. Further, all proposals submitted for inclusion in D.R. Horton's proxy soliciting materials relating to the 2025 Annual Meeting must comply with all of the requirements of Rule 14a-8 of the Exchange Act.

In addition, apart from the Rule 14a-8 process and director nominations made pursuant to the proxy access process, the Bylaws of D.R. Horton provide that any stockholder intending to propose any business at our 2025 Annual Meeting must submit written notice of that proposal in a timely manner to Corporate Secretary of D.R. Horton for such proposal to be acted upon at the meeting of stockholders. To be timely, a stockholder's notice for our 2025 Annual Meeting must be delivered to the principal executive offices of D.R. Horton not later than the close of business on October 19, 2024 and not earlier than the close of business on September 19, 2024. In the event that the date of the 2025 Annual Meeting is changed by more than 30 calendar days from the anniversary date of the 2024 Annual Meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th calendar day prior to such meeting and not later than the close of business on the later of the 90th calendar day prior to such meeting or the 10th calendar day following the day on which public disclosure of the date of such meeting is made. In no event shall public disclosure of an adjournment, recess or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. The notice must include the information specified in our Bylaws, including information concerning the nominee or the proposal, and the stockholder and the beneficial owner, as the case may be. We will not entertain any such proposals at the annual meeting that do not meet the requirements set forth in our Bylaws.

Pursuant to the proxy access provision in our Bylaws, in order for a stockholder or group of stockholders to nominate a director candidate to be included in the Company's proxy statement for the 2025 Annual Meeting, proper written notice of the nomination must be delivered to the Corporate Secretary of D.R. Horton not later than the close of business on August 17, 2024 and not earlier than the close of business on July 18, 2024, and the nomination must otherwise comply with our Bylaws. In the event that the date of the 2025 Annual Meeting is changed by more than 30 calendar days from the anniversary date of the 2024 Annual Meeting, notice by the stockholder(s) to be timely must be so delivered not earlier than the close of business on the 150th calendar day prior to such meeting and not later than the close of business on the later of the 120th calendar day prior to such meeting or the 10th calendar day following the day on which public disclosure of the date of such meeting is made.

In addition to satisfying the deadlines in our Bylaws, a stockholder or group of stockholders who intend to solicit proxies in support of nominees other than our nominees must provide the notice required under SEC Rule 14a-19 to the Corporate Secretary of D.R. Horton no later than November 18, 2024. In the event that the date of the 2025 Annual Meeting is changed by more than 30 calendar days from the anniversary date of the 2024 Annual Meeting, then notice must be provided not later than 60 calendar days prior to the date of the 2025 Annual Meeting or the 10th calendar day following the day on which public disclosure of the date of the 2025 Annual Meeting is first made by the Company. The notice requirement under Rule 14a-19 is in addition to the applicable advance notice requirements under our Bylaws as described above.

Requesting Documents from the Company

On our website at *investor.drhorton.com* under the *Policy & ESG Documents* link within the ESG section, you will find the following: (i) Corporate Governance Principles, (ii) Audit Committee Charter, (iii) Compensation Committee Charter, (iv) Nominating and Governance Committee Charter, (v) Code of Ethical Conduct for the CEO, CFO, and Senior Financial Officers, (vi) Complaint Procedures for Accounting, Internal Control, Auditing and Financial Matters and Complaint Procedures for Employee Matters, (vii) Corporate Code of Business Conduct and Ethics for Employees and Directors, (viii) Human Rights Policy, (ix) Related Party Transaction Policy, (x) Stock Ownership Guidelines, (xi) Political Contributions Policy Statement and (xii) Clawback Policy. You may obtain a copy of any of these documents at no charge through our website or by contacting us for a printed set. **In addition, a copy of our Annual Report on Form 10-K for the fiscal year ended September 30, 2023, including the financial statements and the financial statement schedules included therein, is available without charge. The exhibits of the Annual Report on Form 10-K are available upon payment of charges that approximate our cost of reproduction.** You may contact us for these purposes at: Attention: Thomas B. Montaño, Senior Vice President and Corporate Secretary, D.R. Horton, Inc., 1341 Horton Circle, Arlington, Texas 76011, (817) 390-8200 or e-mail: tbmontano@drhorton.com.

Other Matters

Management knows of no other matters to be voted upon at the 2024 Annual Meeting. If any other matter is properly brought before the 2024 Annual Meeting, it is the intention of the persons named as proxies in the form of proxy to vote in their discretion upon such matters in accordance with their judgment. The persons named as proxies are Donald R. Horton, Chairman, and Paul J. Romanowski, President and Chief Executive Officer.

You are urged to sign, date and return the enclosed proxy in the envelope provided. No postage is required if the envelope is mailed from within the United States. If you subsequently decide to attend the 2024 Annual Meeting and wish to vote your shares in person, you may do so. Your cooperation in giving this matter your prompt attention is appreciated.

By Order of the Board of Directors,

Thomas B. Montaño

THOMAS B. MONTAÑO
Senior Vice President and Corporate Secretary

Arlington, Texas
December 15, 2023

D.R. HORTON, INC.

2024 STOCK INCENTIVE PLAN

1. Purpose

The purpose of the D.R. Horton, Inc. 2024 Stock Incentive Plan (the "**Plan**") is to advance the interests of D.R. Horton, Inc. (the "**Company**") and its Subsidiaries by stimulating the efforts of employees, officers, Nonemployee Directors and certain other Service Providers, in each case who are selected to be Participants, by heightening the desire of such persons to continue in working toward and contributing to the success and progress of the Company. The Plan supersedes the Company's 2006 Stock Incentive Plan with respect to future awards, and provides for the grant of Incentive and Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Incentive Bonuses, any of which may be performance-based.

2. Definitions

As used in the Plan, the following terms shall have the meanings set forth below:

(a)   "**Administrator**" means the Administrator of the Plan in accordance with Section 16.

(b)   "**Award**" means an Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock grant, Restricted Stock Unit or Incentive Bonus granted to a Participant pursuant to the provisions of the Plan.

(c)   "**Award Agreement**" means a written agreement or other instrument, which may be transmitted electronically, as may be approved from time to time by the Administrator implementing the grant of each Award. An Award Agreement may be in the form of an agreement to be executed by both the Participant and the Company (or an authorized representative of the Company) or certificates, notices or similar instruments as approved by the Administrator.

(d)   "**Board**" means the Board of Directors of the Company.

(e)   "**Change in Control**" means the occurrence of any of the following events:

(i)   The consummation of a merger, consolidation or reorganization of the Company into or with another corporation or other legal person if the stockholders of the Company, immediately before such merger, consolidation or reorganization, do not, immediately following such merger, consolidation or reorganization, then own directly or indirectly, more than 50% of the combined voting power of the then-outstanding voting securities of the corporation or other legal person resulting from such merger, consolidation or reorganization in substantially the same proportion as their ownership of Voting Securities (as hereinafter defined) immediately prior to such merger, consolidation or reorganization;

(ii)   The Company sells all or substantially all of its assets to another corporation or other legal person, or there is a complete liquidation or dissolution of the Company;

(iii)   Any person (as the term "person" is used in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) has become the beneficial owner (as the term "beneficial owner" is defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of securities representing 20% or more of the combined voting power of the then-outstanding voting securities of the Company ("**Voting Securities**") (computed in accordance with the standards for the computation of total percentage ownership for the purposes of Schedule 13D or Schedule 14D-l or any successor schedule, form or report)); excluding, however, the following: any acquisition by the Company, any Subsidiary or an employee benefit plan or related trust of the Company or any Subsidiary; or

(iv)   During any two year period, a majority of the members of the Board serving as of the Effective Date is replaced by members of the Board who are not nominated and approved by the Board.

(f)   "**Code**" means the Internal Revenue Code of 1986, as amended, and the rulings and regulations issued thereunder.

(g)   "**Company**" means D.R. Horton, Inc., a Delaware corporation.

(h)   "**Disability**" means, except as otherwise provided in an Award Agreement, the Participant is either: (i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months; or (ii) by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan maintained or offered by the Company or a Subsidiary.

(i)   "**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

(j)   "**Incentive Bonus**" means a bonus opportunity awarded under Section 9 pursuant to which a Participant may become entitled to receive an amount based on satisfaction of such performance or other criteria as are specified in the Award Agreement.

(k)   "**Incentive Stock Option**" means a stock option that is intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code.

(l)   "**Nonemployee Director**" means each person who is, or is elected to be, a member of the Board or of the board of directors of a Subsidiary and who is not an employee of the Company or any Subsidiary.

(m)   "**Nonqualified Stock Option**" means a stock option that is not intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code.

(n)   "**Option**" means an Incentive Stock Option and/or a Nonqualified Stock Option granted pursuant to Section 6.

(o)   "**Participant**" means any individual described in Section 3 to whom Awards have been granted from time to time by the Administrator and any authorized transferee of such individual.

(p)   "**Plan**" means the D.R. Horton, Inc. 2024 Stock Incentive Plan, as set forth herein and as amended from time to time.

(q)   "**Prior Plan**" means the D.R. Horton, Inc. 2006 Stock Incentive Plan, as amended and restated on December 11, 2014.

(r)   "**Restricted Stock**" means Shares granted pursuant to Section 8.

(s)   "**Restricted Stock Unit**" means an Award granted pursuant to Section 8 pursuant to which Shares or cash in lieu thereof may be issued in the future.

(t)   "**Retirement**" means, except as otherwise provided in an Award Agreement, a voluntary Termination of Employment on or after the date on which the Participant has attained age 65.

(u)   "**Securities Act**" means the Securities Act of 1933, as amended.

(v)   "**Service Provider**" means a consultant or advisor to the Company or any Subsidiary who (i) is a natural person, (ii) provides bona fide services to the Company or any Subsidiary, (iii) provides services other than in connection with the offer or sale of securities in a capital-raising transaction, and (iv) does not directly or indirectly promote or maintain a market for the Company's securities, in each case, within the meaning of the General Instructions to Form S-8 under the Securities Act.

(w)   "**Share**" means a share of the Company's common stock, par value $0.01, subject to adjustment as provided in Section 12.

(x)   "**Stock Appreciation Right**" means a right granted pursuant to Section 7 that entitles the Participant to receive, in cash or Shares or a combination thereof, as determined by the Administrator, value equal to or otherwise based on the excess of (i) the market price of a specified number of Shares at the time of exercise over (ii) the exercise price of the right, as established by the Administrator on the date of grant.

(y)   "**Subsidiary**" means (i) any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company where each of the corporations in the unbroken chain other than the last corporation owns stock possessing at least 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain, (ii) other than with respect to Incentive Stock Options, any limited liability company, limited partnership, general partnership or other entity, the majority of the equity or ownership interests in which are owned, directly or indirectly, by the Company, and (iii) if specifically determined by the Administrator in the context other than with respect to Incentive Stock Options, any entity in which the Company has a significant ownership interest or that is directly or indirectly controlled by the Company.

(z)   "**Substitute Awards**" means Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a person or entity acquired by the Company or any Subsidiary or with which the Company or any Subsidiary merges or combines.

(aa)   "**Termination of Employment**" means ceasing to serve as a full-time employee of the Company and its Subsidiaries or, with respect to a Nonemployee Director or other Service Provider, ceasing to serve as such for the Company and its Subsidiaries, except that with respect to all or any Awards held by a Participant (i) the Administrator may determine, subject to Section 6(e), that an approved leave of absence or approved employment on a less than full-time basis is not considered a "Termination of Employment," (ii) the Administrator may determine that a transition of employment to service with a partnership, joint venture or corporation not meeting the requirements of a Subsidiary in which the Company or a Subsidiary is a party is not considered a "Termination of Employment," (iii) service as a member of the Board shall constitute continued employment with respect to Awards granted to a Participant while he or she served as an employee, (iv) service as an employee of the Company or a Subsidiary shall constitute continued employment with respect to Awards granted to a Participant while he or she served as a member of the Board, and (v) the Administrator may determine that a transition from employee to Service Provider or from Service Provider to employee is not considered a "Termination of Employment". The Administrator shall determine whether any corporate transaction, such as a sale or spin-off of a division or subsidiary that employs a Participant, shall be deemed to result in a Termination of Employment with the Company and its Subsidiaries for purposes of any affected Participant's Awards, and the Administrator's decision shall be final and binding. Unless determined otherwise by the Administrator, a "Termination of Employment" will be interpreted consistent with the definition of a "separation from service" under the Code Section 409A Regulations.

3. Eligibility

Any person who is a current or prospective officer or employee (including, without limitation, any director who is also an employee, in his or her capacity as such) or a current or prospective Service Provider of the Company or of any Subsidiary shall be eligible for selection by the Administrator for the grant of Awards hereunder. To the extent provided by Section 5(d), any Nonemployee Director shall be eligible for the grant of Awards hereunder as determined by the Administrator. Options intending to qualify as Incentive Stock Options may only be granted to employees of the Company or any Subsidiary within the meaning of Section 424(f) the Code, as selected by the Administrator.

4. Effective Date and Termination of Plan

This Plan was adopted by the Board on December 12, 2023 and shall become effective upon approval by the Company's stockholders (the "**Effective Date**"). The Plan shall remain available for the grant of Awards until December 12, 2033. Notwithstanding the foregoing, the Plan may be terminated at such earlier time as the Board or the Compensation Committee of the Board may determine. Termination or expiration of the Plan will not affect the rights and obligations of the Participants and the Company arising under Awards previously granted and then in effect.

5. Shares Subject to the Plan; Award Limitations

(a) *Aggregate Limits*. The aggregate number of Shares issuable under the Plan shall be equal to (i) 18,900,000 less (ii) the number of Shares subject to awards granted under the Prior Plan between November 30, 2023 and the Effective Date plus (iii) any Shares that remain available for issuance under the Prior Plan as of the Effective Date (not including any Shares subject to outstanding awards under the Prior Plan as of the Effective Date) and plus (iv) any Shares subject to outstanding awards under the Prior Plan as of the Effective Date that on or after the Effective Date cease for any reason to be subject to such Awards (other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in nonforfeitable Shares). The aggregate number of Shares available for grant under this Plan and the number of Shares subject to outstanding Awards shall be subject to adjustment as provided in Section 12. The aggregate number of Shares that may be issued pursuant to the exercise of Incentive Stock Options granted under this Plan shall not exceed 18,900,000, which number shall be calculated and adjusted pursuant to Section 12 only to the extent that such calculation or adjustment will not affect the status of any option intended to qualify as an Incentive Stock Option under Section 422 of the Code. The Shares issued pursuant to Awards granted under this Plan may be shares that are authorized and unissued or shares that were reacquired by the Company, including, without limitation, shares purchased in the open market.

(b) *Issuance of Shares*. For purposes of Section 5(a), the aggregate number of Shares issued under this Plan at any time shall equal only the number of Shares actually issued upon exercise or settlement of an Award. Notwithstanding the foregoing, Shares subject to an Award under the Plan may not again be made available for issuance under the Plan if such Shares are: (i) Shares that were subject to a stock-settled Stock Appreciation Right (or stock appreciation right under the Prior Plan) and were not issued upon the net settlement or net exercise of such Stock Appreciation Right (or stock appreciation right under the Prior Plan), (ii) Shares delivered to or withheld by the Company to pay the exercise price of a Stock Option (or stock option under the Prior Plan), (iii) Shares delivered to or withheld by the Company to pay the withholding taxes related to a Stock Option or a Stock Appreciation Right (or stock option or stock appreciation right under the Prior Plan), or (iv) Shares repurchased on the open market with the proceeds of a Stock Option (or option under the Prior Plan) exercise. Shares subject to Awards that have been canceled, expired, forfeited or otherwise not issued under an Award and Shares subject to Awards settled in cash shall not count as Shares issued under this Plan.

(c) *Substitute Awards*. Substitute Awards shall not reduce the Shares authorized for issuance under the Plan. In addition, in the event that a person or entity acquired by the Company or any Subsidiary, or with which the Company or any Subsidiary merges or combines, has shares available under a pre-existing plan approved by its stockholders and not adopted in contemplation of such acquisition, merger or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition, merger or combination to determine the consideration payable to the holders of common stock of the entities party to such transaction) may be used for Awards under the Plan and, notwithstanding any other provision hereof, shall not reduce the Shares authorized for issuance under the Plan; provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition, merger or combination, and shall only be made to individuals who were employees, directors or Service Providers of such acquired, merged or combined company before such acquisition, merger or combination.

(d)   *Nonemployee Director Compensation Limit*. The aggregate dollar value of equity-based (based on the grant date fair market value of equity-based Awards) and cash compensation granted under this Plan or otherwise during any fiscal year to any Nonemployee Director in respect of such individual's service as a Nonemployee Director shall not exceed $1,000,000; provided, however, that in the calendar year in which a Nonemployee Director first joins the Board or the board of directors of a Subsidiary or during any fiscal in which a Nonemployee Director is designated as chairman or lead director of the Board or of the board of directors of a Subsidiary, such limit shall be increased to $1,500,000.

(e)   *Minimum Vesting*. Except as otherwise provided in this Section 5(e), Awards granted under the Plan shall be subject to a minimum vesting period of one year from the date of grant of such Award. Notwithstanding the foregoing, (i) such minimum vesting provision shall not apply to the accelerated vesting of an Award in the event of a Participant's death, Disability, Retirement or the occurrence of a Change in Control, and (ii) the Administrator may grant Awards covering 5% or fewer of the total number of Shares authorized for issuance under the Plan as set forth in Section 5(a) without regard to the above-described minimum vesting requirements. In addition, with respect to Awards made to Nonemployee Directors, the vesting of such Awards will be deemed to satisfy the one-year minimum vesting requirement to the extent that the Awards vest no sooner than the earlier of the one-year anniversary of the date of grant and the next regular annual meeting of the Company's stockholders that is at least 50 weeks after the immediately preceding year's annual meeting.

(f)   *Effect on Prior Plan*. From and after the Effective Date, no further grants or awards are permitted to be made under the Prior Plan. Grants and awards made, or Substitute Awards assumed, under the Prior Plan before the Effective Date, however, shall continue in effect in accordance with their terms.

6.   Options

(a)   *Option Awards*. Options may be granted to Participants from time to time as determined by the Administrator. Each Option shall be evidenced by an Award Agreement. Options granted pursuant to the Plan need not be identical but each Option must contain and be subject to the terms and conditions set forth below.

(b)   *Price*. The Administrator will establish the exercise price per Share under each Option, which, in no event will be less than the fair market value of the Shares on the date of grant; provided, however, that the exercise price per Share with respect to an Option that is granted as a Substitute Award may be less than 100% of the market price of the Shares on the date such Option is granted if such exercise price is based on a formula set forth in the terms of the options held by such optionees or in the terms of the agreement providing for such merger or other acquisition. The exercise price of any Option may be paid in Shares, cash or a combination thereof, as determined by the Administrator, including, without limitation, an irrevocable commitment by a broker to pay over such amount from a sale of the Shares issuable under an Option, the delivery of previously owned Shares and withholding of Shares deliverable upon exercise.

(c)   *No Repricing*. Other than in connection with a change in the Company's capitalization or other event or transaction described in Section 12, the terms of outstanding Awards may not be amended to (i) reduce the exercise price of outstanding Options or take any other action that is treated as a re-pricing under generally accepted accounting principles ("**GAAP**"), or (ii) at any time when the exercise price of an Option is above the market value of a Share, cancel, exchange, buyout or surrender outstanding Options in exchange for cash, other awards or Options or Stock Appreciation Rights with an exercise price that is less than the exercise price of the original Options, in each case without stockholder approval.

(d)   *No Reload Grants*. Options shall not be granted under the Plan in consideration for, and shall not be conditioned upon the delivery of, Shares to the Company in payment of the exercise price and/or tax withholding obligation under any other employee stock option.

(e)   *Provisions Applicable to Options*. Subject to Section 5(e) above, the date on which Options become vested and exercisable (which may be based on, without limitation, continued employment or performance conditions) shall be determined at the sole discretion of the Administrator and set forth in an Award Agreement. Unless provided otherwise in the applicable Award Agreement, to the extent that the Administrator determines that an approved leave of absence or employment on a less than full-time basis is not a Termination of Employment, the vesting period and/or exercisability of an Option shall be adjusted by the Administrator during or to reflect the effects of any period during which the Participant is on an approved leave of absence or is employed on a less than full-time basis.

(f)   *Term of Options and Termination of Employment*. The Administrator shall establish the term of each Option, which in no case shall exceed a period of 10 years from the date of grant; provided, however, the term of an Option (other than an Incentive Stock Option) shall be automatically extended if, at the time of its scheduled expiration, the Participant holding such Option is prohibited by law or the Company's insider trading policy from exercising the Option, which extension shall expire on the 30th day following the date such prohibition no longer applies. In addition, the Award Agreement evidencing the grant of each Option shall set forth the terms and conditions applicable to such Option upon a Participant's Termination of Employment.

(g) *Incentive Stock Options*. Notwithstanding anything to the contrary in this Section 6, in the case of the grant of an Incentive Stock Option: (i) if the Participant owns stock possessing more than 10% of the combined voting power of all classes of stock of the Company (a "**10% Shareholder**"), the exercise price of such Option must be at least 110% of the fair market value of the Shares on the date of grant and the Option must expire within a period of not more than five years from the date of grant, and (ii) Termination of Employment will occur when the person to whom an Award was granted ceases to be an employee (as determined in accordance with Section 3401(c) of the Code and the regulations promulgated thereunder) of the Company and its Subsidiaries. Notwithstanding anything in this Section 6 to the contrary, options designated as Incentive Stock Options shall not be eligible for treatment under the Code as Incentive Stock Options (and will be deemed to be Nonqualified Stock Options) to the extent that either (A) the aggregate fair market value of Shares (determined as of the time of grant) with respect to which such Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Subsidiary) exceeds $100,000, taking Options into account in the order in which they were granted, or (B) such Options otherwise remain exercisable but are not exercised within three months of Termination of Employment (or such other period of time provided in Section 422 of the Code).

(h) *No Stockholder Rights*. Participants shall have no rights as a stockholder, including voting rights and will have no rights to receive dividends or dividend equivalents in respect of an Option or any Shares subject to an Option until the Participant has become the holder of record of such Shares.

(i) *Adjustments*. Notwithstanding the satisfaction of any performance goals, the number of Options granted, retainable, and/or vested and exercisable under an Award of Options on account of the attainment of performance objectives may, to the extent specified in the Award Agreement, be reduced, but not increased, by the Administrator on the basis of such further considerations as the Administrator shall determine.

7. Stock Appreciation Rights

Stock Appreciation Rights may be granted to Participants from time to time either in tandem with or as a component of other Awards granted under the Plan ("**tandem SARs**") or not in conjunction with other Awards ("**freestanding SARs**") and may, but need not, relate to a specific Option granted under Section 6. The provisions of Stock Appreciation Rights need not be the same with respect to each grant or each recipient. Any Stock Appreciation Right granted in tandem with an Award may be granted at the same time such Award is granted or at any time thereafter before exercise or expiration of such Award. All freestanding SARs shall be granted subject to the same terms and conditions applicable to Options as set forth in Section 6 (including, without limitation, the maximum term thereof) and all tandem SARs shall have the same exercise price, vesting, exercisability, forfeiture and termination provisions as the Award to which they relate. Subject to the provisions of Section 6 and the immediately preceding sentence, the Administrator may impose such other conditions or restrictions on any Stock Appreciation Right as it shall deem appropriate. Stock Appreciation Rights may be settled in Shares, cash or a combination thereof, as determined by the Administrator and set forth in the applicable Award Agreement. Other than in connection with a change in the Company's capitalization or other event or transaction described in Section 12, the terms of outstanding Awards may not be amended to (a) reduce the exercise price of outstanding Stock Appreciation Rights or take any other action that is treated as a re-pricing under GAAP, or (b) at any time when the exercise price of an SAR is above the market value of a Share, cancel, exchange, buyout or surrender outstanding Stock Appreciation Rights in exchange for cash, other awards or Options or Stock Appreciation Rights with an exercise price that is less than the exercise price of the original Stock Appreciation Rights, in each case without stockholder approval. Participants shall have no voting rights and will have no rights to receive dividends or dividend equivalents in respect of an Award of Stock Appreciation Rights or any Shares subject to an Award of Stock Appreciation Rights until the Participant has become the holder of record of such Shares. The Award Agreement evidencing the grant of an Award of Stock Appreciation Rights shall set forth the terms and conditions applicable to such Award upon a Participant's Termination of Employment.

8. Restricted Stock and Restricted Stock Units

(a) *Restricted Stock and Restricted Stock Unit Awards*. Restricted Stock and Restricted Stock Units may be granted to Participants from time to time as determined by the Administrator. Restricted Stock is an award or issuance of Shares the grant, issuance, retention, vesting and/or transferability of which is subject during specified periods of time to such conditions (including, without limitation, continued employment or performance conditions) and terms as the Administrator deems appropriate. Restricted Stock Units are Awards denominated in units of Shares under which the issuance of Shares (or a corresponding cash amount) is subject to such conditions (including, without limitation, continued employment or performance conditions) and terms as the Administrator deems appropriate. Each grant of Restricted Stock and

Restricted Stock Units shall be evidenced by an Award Agreement. Unless determined otherwise by the Administrator, each Restricted Stock Unit will be equal to one Share and will entitle a Participant to either the issuance of Shares or payment of an amount of cash determined with reference to the value of Shares. To the extent determined by the Administrator, Restricted Stock and Restricted Stock Units may be satisfied or settled in Shares, cash or a combination thereof. Restricted Stock and Restricted Stock Units granted pursuant to the Plan need not be identical but each grant of Restricted Stock and Restricted Stock Units must contain and be subject to the terms and conditions set forth below.

(b)   *Contents of Agreement*. Each Award Agreement shall contain provisions regarding (i) the number of Shares or Restricted Stock Units subject to such Award or a formula for determining such number, (ii) the purchase price of the Shares, if any, and the means of payment, (iii) the performance criteria, if any, and level of achievement versus these criteria that shall determine the number of Shares or Restricted Stock Units granted, issued, retainable and/or vested, (iv) such terms and conditions on the grant, issuance, vesting and/or forfeiture of the Shares or Restricted Stock Units as may be determined from time to time by the Administrator, (v) the term of the performance period, if any, as to which performance will be measured for determining the number of such Shares or Restricted Stock Units, and (vi) restrictions on the transferability of the Shares or Restricted Stock Units. Shares issued under a Restricted Stock Award may be issued in the name of the Participant and held by the Participant or held by the Company, in each case as the Administrator may provide.

(c)   *Vesting Criteria; Termination of Employment*. Subject to Section 5(e) above, the grant, issuance, retention, vesting and/or, subject to Section 10, settlement of shares of Restricted Stock and Restricted Stock Units will occur when and in such installments as the Administrator determines or under criteria the Administrator establishes, which may include performance conditions. The Award Agreement evidencing the grant of an Award of Restricted Stock or Restricted Stock Units shall set forth the terms and conditions applicable to such Award upon a Participant's Termination of Employment.

(e)   *Voting Rights*. Unless otherwise determined by the Administrator, Participants holding shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those shares during the period of restriction. Participants shall have no voting rights with respect to Shares underlying Restricted Stock Units unless and until the Participant has become the holder of record of such Shares.

(f)   *Dividends and Distributions*. Participants in whose name Restricted Stock is granted shall be entitled to accrue all dividends and other distributions paid with respect to those Shares, unless determined otherwise by the Administrator. The Administrator will determine whether any such dividends or distributions will be automatically reinvested in additional shares of Restricted Stock or whether such dividends or distributions will accrue in cash. Such dividends or distributions will be subject to the same restrictions on transferability as the Restricted Stock with respect to which they were distributed. Shares underlying Restricted Stock Units shall be entitled to dividends or dividend equivalents only to the extent provided by the Administrator. Notwithstanding the foregoing, any dividends, distributions or dividend equivalents on Awards granted under the Plan shall be subject to the same vesting criteria and other restrictions on transferability as the underlying Award with respect to which they were paid or distributed.

(g)   *Adjustments*. Notwithstanding the satisfaction of any performance goals, the number of Shares granted, issued, retainable and/or vested under an Award of Restricted Stock or Restricted Stock Units on account of the attainment of performance objectives may, to the extent specified in the Award Agreement, be reduced, but not increased, by the Administrator on the basis of such further considerations as the Administrator shall determine.

9.   Incentive Bonuses

(a)   *General*. Each Incentive Bonus Award will confer upon the Participant the opportunity to earn a future payment tied to the level of achievement of one or more performance criteria established for a performance period designated by the Administrator.

(b)   *Incentive Bonus Document*. The terms of any Incentive Bonus will be set forth in an Award Agreement. Each Award Agreement evidencing an Incentive Bonus shall contain provisions regarding (i) the target (and any threshold or maximum) amount payable to the Participant as an Incentive Bonus, (ii) the performance criteria and level of achievement versus these criteria that shall determine the amount of such payment, (iii) the term of the performance period as to which performance shall be measured for determining the amount of any payment, (iv) the timing of any payment earned by virtue of performance, (v) restrictions on the alienation or transfer of the Incentive Bonus prior to actual payment, (vi) forfeiture provisions and (vii) such further terms and conditions, in each case not inconsistent with this Plan as may be determined from time to time by the Administrator.

(c)   *Performance Criteria*. The Administrator shall establish the performance criteria and level of achievement versus these criteria that shall determine the target and maximum amount payable under an Incentive Bonus, which criteria may be based on financial performance, strategic or operational objectives, and/or personal performance evaluations.

(d)   *Timing and Form of Payment*. The Administrator shall determine the timing of payment of any Incentive Bonus. Payment of the amount due under an Incentive Bonus may be made in cash or in Shares, as determined by the Administrator.

(e)   *Adjustments*. Notwithstanding satisfaction of any performance goals, the amount paid under an Incentive Bonus on account of the attainment of performance objectives may, to the extent specified in the Award Agreement, be reduced, but not increased, by the Administrator on the basis of such further considerations as the Administrator shall determine.

10.   Deferral of Awards

The Administrator may, in an Award Agreement or otherwise, provide for the deferred delivery of Shares or cash upon settlement, vesting or other events with respect to Restricted Stock or Restricted Stock Units, or in payment or satisfaction of an Incentive Bonus. Notwithstanding anything herein to the contrary, in no event will any deferral of the delivery of Shares or any other payment with respect to any Award be allowed if the Administrator determines that the deferral would result in the imposition of the additional tax under Section 409A(a)(1)(B) of the Code. The Company shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant or for any action taken by the Board.

To the extent any payment under this Plan is considered deferred compensation subject to the restrictions contained in Section 409A of the Code, such payment may not be made to a specified employee (as determined in accordance with a uniform policy adopted by the Company with respect to all arrangements subject to Section 409A of the Code) upon a separation from service (as defined for purposes of Section 409A of the Code) before the date that is six months after the specified employee's separation form service (or, if earlier, the specified employee's death). Any payment that would otherwise be made during this period of delay shall be accumulated and paid on the sixth month plus one day following the specified employee's separation from service (or, if earlier, as soon as administratively practicable after the specified employee's death).

11.   Conditions and Restrictions Upon Securities Subject to Awards

The Administrator may provide that the Shares issued upon exercise of an Option or Stock Appreciation Right or otherwise subject to or issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Administrator in its discretion may specify prior to the exercise of such Option or Stock Appreciation Right or the grant, vesting or settlement of such Award, including, without limitation, conditions on vesting or transferability, forfeiture or repurchase provisions and method of payment for the Shares issued upon exercise, vesting or settlement of such Award (including, without limitation, the actual or constructive surrender of Shares already owned by the Participant) or payment of taxes arising in connection with an Award. Without limiting the foregoing, such restrictions may address the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any Shares issued under an Award, including, without limitation (a) restrictions under an insider trading policy or pursuant to applicable law, (b) restrictions designed to delay and/or coordinate the timing and manner of sales by Participant and holders of other Company equity compensation arrangements, (c) restrictions as to the use of a specified brokerage firm for such resales or other transfers and (d) provisions requiring Shares to be sold on the open market or to the Company in order to satisfy tax withholding or other obligations.

12.   Adjustment of and Changes in the Stock

The number and kind of Shares available for issuance under this Plan (including, without limitation, under any Awards then outstanding) shall be equitably adjusted by the Administrator as it determines appropriate to reflect any reorganization, reclassification, combination or exchange of shares, repurchase of shares, stock split, reverse stock split, spin-off, dividend or other distribution of securities, property or cash (other than regular, quarterly cash dividends), or any other event or transaction that affects the number or kind of Shares of the Company outstanding. Such adjustment may be designed to comply with Section 425 of the Code or may be designed to treat the Shares available under the Plan and subject to Awards as if they were all outstanding on the record date for such event or transaction or to increase the number of such Shares to reflect a deemed reinvestment in Shares of the amount distributed to the Company's securityholders. The terms of any outstanding Award shall also be equitably adjusted by the Administrator as to price, number or kind of Shares subject to such Award, vesting, and other terms to reflect the foregoing events, which adjustments need not be uniform as between different Awards or different types of Awards.

In the event there shall be any other change in the number or kind of outstanding Shares, or any stock or other securities into which such Shares shall have been changed, or for which it shall have been exchanged, by reason of a Change in Control, other merger, consolidation or otherwise, then the Administrator shall, in its sole discretion, determine the appropriate and equitable adjustment, if any, to be effected with respect to outstanding Awards. Without limiting the generality of the foregoing, in the event of any such change described in this paragraph, the Administrator may, in its sole discretion, (i) provide for the assumption or substitution of such Awards by the successor or surviving company, or a parent or subsidiary thereof, (ii) provide for the adjustment to the number and type of Shares (or other security or property) subject to such Award and the terms and conditions thereof (including any exercise price); (iii) accelerate the vesting of and terminate any restrictions on outstanding Awards; (iv) provide for cancellation of accelerated Awards that are not exercised within a time prescribed by the Administrator; or (v) provide for the cancellation of any such Award in exchange for an amount of cash and/or other property with a value equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant's rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 12 the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant's rights, then such Award may be terminated by the Company without payment).

No right to purchase fractional shares shall result from any adjustment in Awards pursuant to this Section 12. In case of any such adjustment, the Shares subject to the Award shall be rounded down to the nearest whole share. The Company shall notify Participants holding Awards subject to any adjustments pursuant to this Section 12 of such adjustment, but (whether or not notice is given) such adjustment shall be effective and binding for all purposes of the Plan.

13. Transferability

Unless the Administrator specifies otherwise to the extent permitted under the General Instructions to Form S-8 under the Securities Act an Award may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated by a Participant other than by will or the laws of descent and distribution, and each Option or Stock Appreciation Right shall be exercisable only by the Participant during his or her lifetime, and thereafter by the legal representative of the Participant's estate or the individual to whom such Award was transferred by the Participant's will or the laws of descent and distribution.

14. Compliance with Laws and Regulations

This Plan, the grant, issuance, vesting, exercise and settlement of Awards thereunder, and the obligation of the Company to sell, issue or deliver Shares under such Awards, shall be subject to all applicable foreign, federal, state and local laws, rules and regulations, stock exchange rules and regulations, and to such approvals by any governmental or regulatory agency as may be required. The Company shall not be required to register in a Participant's name or deliver any Shares prior to the completion of any registration or qualification of such shares under any foreign, federal, state or local law or any ruling or regulation of any government body which the Administrator shall determine to be necessary or advisable. To the extent the Company is unable to or the Administrator deems it infeasible to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, the Company and its Subsidiaries shall be relieved of any liability with respect to the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained. No Option shall be exercisable and no Shares shall be issued and/or transferable under any other Award unless a registration statement with respect to the Shares underlying such Option is effective and current or the Company has determined that such registration is unnecessary.

In the event an Award is granted to or held by a Participant who resides, is employed or is providing services outside the United States, the Administrator may, in its sole discretion, modify the provisions of the Plan or of such Award as they pertain to such individual or adopt one or more sub-plans to comply with applicable foreign law or to recognize differences in local law, currency or tax policy. The Administrator may also impose conditions on the grant, issuance, exercise, vesting, settlement or retention of Awards in order to comply with such foreign law and/or to minimize the Company's obligations with respect to tax equalization for Participants employed outside their home country.

15. Withholding

To the extent required by applicable federal, state, local or foreign law, a Participant shall be required to satisfy, in a manner satisfactory to the Company, any withholding tax obligations that arise by reason of an Option exercise, disposition of Shares issued under an Incentive Stock Option, the vesting of or settlement of an Award, an election pursuant to Section 83(b) of the Code or otherwise with respect to an Award. To the extent a Participant makes an election under Section 83(b) of the Code, within ten days of filing such election with the Internal Revenue Service, the Participant must notify the Company in writing of such election. The Company and its Subsidiaries shall not be required to issue Shares, make any payment or to recognize the transfer or disposition of Shares until such obligations are satisfied. The Administrator may provide for or permit these obligations to be satisfied through the mandatory or elective sale of Shares and/or by having the Company withhold a portion of the Shares or cash that otherwise would be issued to him or her upon exercise of the Option or the vesting or settlement of an Award, by tendering Shares previously acquired, or by such other means as the Administrator determines appropriate.

16. Administration of the Plan

(a) *Administrator of the Plan*. The Plan shall be administered by the Administrator who shall be the Compensation Committee of the Board or, in the absence of a Compensation Committee, the Board itself; provided, however, that with respect to Awards to Nonemployee Directors, the Administrator shall be the full Board. Any power of the Administrator may also be exercised by the Board, except to the extent that the grant or exercise of such authority would cause any Award or transaction to become subject to (or lose an exemption under) the short-swing profit recovery provisions of Section 16 of the Exchange Act. To the extent that any permitted action taken by the Board conflicts with action taken by the Administrator, the Board action shall control. The Administrator may by resolution authorize one or more individuals to do or perform any or all things that the Administrator is authorized and empowered to do or perform under the Plan, and for all purposes under this Plan, such individuals shall be treated as the Administrator; provided, however, that such resolution shall specify the total number of Shares subject to any Awards such individual may award pursuant to such delegated authority. No such individual shall designate himself or herself or any executive officer or director of the Company as a recipient of any Awards granted under authority delegated to such individual. In addition, the Administrator may delegate any or all aspects of the day-to-day administration of the Plan to one or more officers or employees of the Company or any Subsidiary, and/or to one or more agents.

(b)   *Powers of Administrator*. Subject to the express provisions of this Plan, the Administrator shall be authorized and empowered to do all things that it determines to be necessary or appropriate in connection with the administration of this Plan, including, without limitation: (i) to prescribe, amend and rescind rules and regulations relating to this Plan and to define terms not otherwise defined herein; (ii) to determine which persons are Participants, to which of such Participants, if any, Awards shall be granted hereunder and the timing of any such Awards; (iii) to grant Awards to Participants and determine the terms and conditions thereof, including, without limitation, the number of Shares subject to Awards and the exercise or purchase price of such Shares and the circumstances under which Awards become exercisable or vested or are forfeited or expire, which terms may but need not be conditioned upon the passage of time, continued employment, the satisfaction of performance criteria, the occurrence of certain events (including, without limitation, events which the Board or the Administrator determine constitute a Change in Control), or other factors; (iv) to establish and verify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, exercisability, vesting and/or ability to retain any Award; (v) to prescribe and amend the terms of the agreements or other documents evidencing Awards made under this Plan (which need not be identical) and the terms of or form of any document or notice required to be delivered to the Company by Participants under this Plan; (vi) to determine whether, and the extent to which, adjustments are required pursuant to Section 12; (vii) to interpret and construe this Plan, any rules and regulations under this Plan and the terms and conditions of any Award granted hereunder, and to make exceptions to any such provisions if the Administrator, in good faith, determines that it is necessary to do so in light of the circumstances and for the benefit of the Company; (viii) to approve corrections in the documentation or administration of any Award; (ix) subject to any limitations otherwise set forth in Section 17, waive, settle or adjust the terms of any Award so as to avoid unanticipated consequences, to implement the intent of the Award, or address unanticipated events (including, but not limited to, any temporary closure of an applicable stock exchange, disruption of communications or natural catastrophe); and (x) to make all other determinations deemed necessary or advisable for the administration of this Plan. Except as set forth in Section 6(c) or Section 7 above (with regard to adjustments to the exercise price or re-pricings of Options and SARs), the Administrator may, in its sole and absolute discretion, without amendment to the Plan, waive or amend the operation of Plan provisions respecting vesting of an Award or exercise after Termination of Employment and, except as otherwise provided herein, adjust any of the other terms of any Award.

(c)   *Determinations by the Administrator*. All decisions, determinations and interpretations by the Administrator regarding the Plan, any rules and regulations under the Plan and the terms and conditions of or operation of any Award granted hereunder, shall be final and binding on all Participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under the Plan or any Award. The Administrator shall consider such factors as it deems relevant, in its sole and absolute discretion, to making such decisions, determinations and interpretations including, without limitation, the recommendations or advice of any officer or other employee of the Company and such attorneys, consultants and accountants as it may select.

(d)   *Liability of Administrator.* No member of the Board and no Administrator shall be personally liable by reason of any contract or other instrument executed by such member or on his or her behalf in his or her capacity as the Administrator nor for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each member of Board and each other employee, officer or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated, against any cost or expense (including counsel fees) or liability (including any sum paid in settlement of a claim) arising out of any act or omission to act in connection with the Plan, unless arising out of such Person's own fraud or willful bad faith; provided, however, that approval of the Board shall be required for the payment of any amount in settlement of a claim against any such person. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Persons may be entitled under the Company's Certificate of Incorporation and Bylaws (as each may be amended from time to time), as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

(e) *Subsidiary Awards*. In the case of a grant of an Award to any Participant employed or engaged by a Subsidiary, such grant may, if the Administrator so directs, be implemented by the Company issuing any subject Shares to the Subsidiary, for such lawful consideration as the Administrator may determine, upon the condition or understanding that the Subsidiary will transfer the Shares to the Participant in accordance with the terms of the Award specified by the Administrator pursuant to the provisions of the Plan. Notwithstanding any other provision hereof, such Award may be issued by and in the name of the Subsidiary and shall be deemed granted on such date as the Administrator shall determine.

17. Amendment of the Plan or Awards

The Board or the Compensation Committee of the Board may amend, alter or discontinue this Plan, and the Administrator may amend or alter any agreement or other document evidencing an Award made under this Plan but, except as provided pursuant to the provisions of Section 12, no such amendment shall, without the approval of the stockholders of the Company:

(a)   increase the maximum number of Shares for which Awards may be granted under this Plan;

(b)   other than in connection with a change in the Company's capitalization or other event or transaction described in Section 12, amend the terms of outstanding Awards to (i) reduce the exercise price of outstanding Options or Stock Appreciation Rights or take any other action that is treated as a re-pricing under GAAP, or (ii) at any time when the exercise price of an Option or SAR is greater than the market value of a Share, cancel, exchange, buyout or surrender outstanding Options or Stock Appreciation Rights in exchange for cash, other awards or Options or Stock Appreciation Rights with an exercise price that is less than the exercise price of the original Options or Stock Appreciation Rights;

(c)   extend the term of this Plan;

(d)   change the class of persons eligible to be Participants;

(e)   otherwise amend the Plan in any manner requiring stockholder approval by law or under the New York Stock Exchange listing requirements; or

(f)   increase the Nonemployee Director compensation limits in Section 5(d).

No amendment or alteration to the Plan or an Award Agreement shall be made which would impair the rights of the holder of an Award, without such holder's consent, provided that no such consent shall be required if (i) the Administrator determines in its sole discretion and prior to the date of any Change in Control that such amendment or alteration either is required or advisable in order for the Company, the Plan or the Award to satisfy any law or regulation or stock exchange listing requirement or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard, or (ii) the Administrator determines in its sole discretion that such amendment or alteration is not reasonably likely to significantly diminish the benefits provided under the Award, or that any such diminution has been adequately compensated.

18. No Liability of Company

The Company and any Subsidiary or affiliate which is in existence or hereafter comes into existence shall not be liable to a Participant or any other person as to: (a) the non-issuance or sale of Shares as to which the Company has been unable to obtain from any regulatory body having jurisdiction the authority deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder; and (b) any tax consequence expected, but not realized, by any Participant or other person due to the receipt, exercise or settlement of any Award granted hereunder.

19. Non-Exclusivity of Plan

Neither the adoption of this Plan by the Board nor the submission of this Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or the Administrator to adopt such other incentive arrangements as either may deem desirable, including, without limitation, the granting of cash or equity-based compensation awards otherwise than under this Plan.

20. Governing Law

This Plan and any agreements or other documents hereunder shall be interpreted and construed in accordance with the laws of the Delaware and applicable federal law. Any reference in this Plan or in the agreement or other document evidencing any Awards to a provision of law or to a rule or regulation shall be deemed to include any successor law, rule or regulation of similar effect or applicability.

21. No Right to Employment, Reelection or Continued Service

Nothing in this Plan or an Award Agreement shall interfere with or limit in any way the right of the Company, its Subsidiaries and/or its affiliates to terminate any Participant's employment, service on the Board or service for the Company at any time or for any reason not prohibited by law, nor shall this Plan or an Award itself confer upon any Participant any right to continue his or her employment or service for any specified period of time. Neither an Award nor any benefits arising under this Plan shall constitute an employment contract with the Company, any Subsidiary and/or its affiliates. Subject to Sections 4 and 17, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Board without giving rise to any liability on the part of the Company, its Subsidiaries and/or its affiliates.

22. Unfunded Plan

The Plan is intended to be an unfunded plan. Participants are and shall at all times be general creditors of the Company with respect to their Awards. If the Administrator or the Company chooses to set aside funds in a trust or otherwise for the payment of Awards under the Plan, such funds shall at all times be subject to the claims of the creditors of the Company in the event of its bankruptcy or insolvency.

23. Clawback

Awards granted under this Plan will be subject to recoupment in accordance with any clawback policy that the Company adopts or is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed, including those promulgated pursuant to Rule 10D-1 under the Exchange Act, or as is otherwise required by applicable law. In addition, the Administrator may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Administrator determines necessary or appropriate, including a reacquisition right in respect of previously issued Shares, the proceeds received from any sale of such Shares, or any other cash or property upon the occurrence of misconduct. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for "good reason" or be deemed a "constructive termination" (or any similar term) as such terms are used in any agreement between any Participant and the Company or any Subsidiary.



1341 Horton Circle
Arlington, Texas 76011
(817) 390-8200
www.drhorton.com